UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2/A
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
_____

DAYBREAK OIL AND GAS, INC.
(Name of small business issuer in its charter)

Washington	**7360**	**91-0626366**
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

601 W. Main Ave., Suite 1012, Spokane, WA 99201
(509) 232-7674
(Address and telephone number of principal executive offices)

601 W. Main Ave., Suite 1012, Spokane, WA 99201
(Address of principal place of business or intended principal place of business)

Gregory B. Lipsker
601 W. Main Ave., Suite 714 Spokane, WA 99201
(509) 455-9077 (Telephone)   (509) 624-6441 (Facsimile)
(Name, address and telephone number of agent for service)
_____
Approximate date of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

- If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]
- If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in correction with dividend or interest reinvestment plans, check the following box. [X]
- If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]
- If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]
- If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [   ]

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share(1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock $0.001 par value (2)	8,027,206	$2.29	$18,382,301	$1,967
Common Stock, $0.001 par value per share, issuable upon exercise of common stock purchase (3)	5,217,683	$1.50	$7,826,525	$837

(1)   The registration fee has been estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933 (the "Securities Act

(2)   Represents shares of Daybreak Oil and Gas, Inc.'s common stock issued under Subscription Agreement dated March 3, 2006. The registration fee is based on the last sale price of our common stock, $2.29 per share, as reported on July 14, 2006 from quote data provided online by an OTC Bulletin Board Quotation Service.

(3)   Represents shares of Daybreak Oil and Gas, Inc.'s common stock issuable upon the exercise of warrants issued under common stock purchase warrant agreements, and the Placement Agent Agreement dated March 6, 2006. The registration fee is based on a price of $1.50 per share, which is the weighted average exercise price at which the common stock purchase warrants are exercisable into shares of our common stock.

Pursuant to Rule 416, this Registration Statement also registers such indeterminate number of shares as may be issuable in connection with stock splits, stock dividends or similar transactions. It is not known how many of such shares of common stock will be purchased under this Registration Statement or at what price such shares will be purchased.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities pursuant to this prospectus until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and neither Daybreak Oil and Gas, Inc. nor the selling shareholders are soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated July 18, 2006

DAYBREAK OIL AND GAS, INC.
13,244,889 SHARES OF
COMMON STOCK

The shares of common stock, $0.001 par value, offered hereby are being offered from time to time by certain Daybreak Oil and Gas, Inc. shareholders which includes up to 5,217,683 shares of common stock issuable upon exercise of warrants. See "Selling Shareholders." The price at which the selling shareholders may sell the shares will be determined by the prevailing market price for the shares, in negotiated transactions or otherwise as set forth herein. See "Plan of Distribution." Daybreak Oil and Gas, Inc. will not receive any proceeds from the sale of the shares by any of the selling shareholders. We may, however, receive cash consideration in connection with the exercise of the warrants for cash.

Daybreak Oil and Gas, Inc.'s common stock is quoted on the OTC Bulletin Board under the symbol "DBRM." On November 17, 2006, the last reported sales price of our common stock on the OTC Bulletin Board was $1.23 per share.

For a discussion of certain risks that should be considered by prospective investors, see "Risk Factors" beginning on page 2 of this Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

PROSPECTUS SUMMARY

This summary contains basic information about us and the resale of the shares being offered by the selling shareholders. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled "Risk Factors" and our financial statements and the related notes contained elsewhere or incorporated by reference in this prospectus, before making an investment decision.

The Company

Daybreak Oil and Gas, Inc. is a Washington corporation with our principal office at 601 W. Main Ave., Suite 1012, Spokane, WA 99201-0613. Our telephone number is (509) 232-7674. We are engaged in acquiring oil and/or gas drilling prospects or interests in such prospects and in conducting drilling operations.

As an exploration stage oil and gas company engaged in the exploration and, if warranted, the development of oil and gas properties, we are actively pursuing opportunities through both joint ventures and limited partnerships. We seek to maximize the value of our asset base by exploring and developing properties that have both production and reserve growth potential.

At this point in time in our development as an exploration stage oil and gas company we do not any proven oil or gas reserves.

In addition to evaluating prospects in Louisiana, Texas, California and Alberta, Canada to date we have drilled two "exploratory wells" (wells drilled to discover new oil or gas reserves in an unproved area) and five "re-entry wells" (wells that were previously plugged or abandoned, but will now have the cement abandonment plugs drilled out of the original borehole to test potential zones of production.) An exploratory well in Louisiana was successfully completed and commenced production on June 17, 2006. Additional developmental and exploratory wells are planned for drilling by the end of this year. The exploratory well that we drilled in Texas was a "dry hole" (a well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well). Three re-entry wells in Texas are connected and are flowing. One other re-entry well in Texas is being used as a salt water disposal well.

The Offering

We are registering an aggregate of 13,244,889 shares of common stock of Daybreak Oil and Gas, Inc. The selling shareholders purchased 8,027,206 shares of common stock and warrants to purchase 4,013,602 shares of common stock from us in a private placement completed on May 19, 2006. The selling shareholders purchased their shares in the private placement at $1.50 per Unit. Each Unit was comprised of two shares of our common stock (making the effective purchase price $0.75 per share) and one warrant to purchase one Share exercisable at $2.00 for a period of five years. Warrants to purchase an additional 1,204,081 shares were granted to the placement agents in consideration of services rendered in connection with the private placement, 802,721 which are exercisable at $0.75 and 401,360 which are exercisable at $2.00. The shares being offered for sale were all acquired in a private placement sale that took place from March 3, 2006 through May 19, 2006. The shares were offered in Units comprising two shares of common stock and one (1) warrant to purchase one (1) share of common stock. We relied on Section 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder in connection with the private placement.

Use of Proceeds

We will not receive any of the proceeds from the sale of the shares by the selling shareholders. We may, however, receive cash consideration in connection with the exercise of the warrants for cash but will receive no proceeds from those selling shareholders who opt for the cashless exercise provisions of the warrant.

RISK FACTORS

An investment in these securities involves substantial risks. Prospective purchasers should consider the following significant factors in connection with other information contained in this Prospectus before making a decision to purchase the securities offered hereunder. In addition to the information contained in this Prospectus, any supplement to this Prospectus and in the documents incorporated by reference into this Prospectus, you should carefully consider the following information before making an investment decision. If any of the following risks actually occur, our financial condition and our results of operations could be materially and adversely affected. Additional risks and uncertainties not presently known to us may also impair our business operations. In any such case, the trading price of our common stock could decline, and you could lose all, or a part, of your investment.

Risks related to investment in our Company

Our auditors have expressed an opinion that our significant operating losses raise substantial doubt about our ability to continue as a going concern

The Company's financial statements for the years ended February 28, 2006 and February 28, 2005, were audited by the Company's independent registered public accountants, whose report includes an explanatory paragraph stating that the financial statements have been prepared assuming the Company will continue as a going concern. The report also states that the Company has incurred significant operating losses that raise substantial doubt about its ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from this uncertainty. If the Company cannot continue as a going concern, your investment in the Company could become devalued or worthless.

The Company reported a net loss of $813,994 and a deficit accumulated during the exploration stage of $2,839,276.

We are an early stage oil and gas exploration company with a limited operating history on which to base an investment decision

We have a limited history of oil and gas production and have no proven reserves. To date we have had limited revenues and have not yet generated positive earnings. The Company cannot provide any assurances that we will ever operate profitability. As a result of our limited operating history, we are more susceptible to business risks. These risks include unforeseen capital requirements, failure to establish business relationships, and competitive disadvantages against larger and more established companies.

Resales of shares offered in private placements could depress the value of the shares.

Shares of the Company's Common Stock have been offered and sold in private placements at significant discounts to the trading price of the common stock at the time of the offering. Sales of substantial amounts of common stock eligible for future sale in the public market, or the availability of shares for sale, including shares issuable upon exercise of outstanding warrants, could adversely affect the prevailing market price of our common stock and our ability to raise capital by an offering of equity securities.

If we are unable to obtain additional capital we will not be able to fund all drilling projects that we have committed to for the next twelve months

Although our first well commenced production on June 17, 2006, we have generated limited revenue from operations. We are dependent upon our ability to raise additional capital over the next twelve months to meet future drilling commitments. There is no guarantee that we will be successful in our efforts in the debt and equity markets to raise the funds necessary to fund these commitments. If we are unable to raise the additional funds we will be unable to proceed with these planned drilling projects.

We have paid our officers and directors significant amounts in the form of salaries, consulting fees, and stock which could have an adverse affect on our net operating results and earnings per share

In our fiscal year ending February 28, 2006, we paid individuals who are currently officers and directors a total of $86,000 in consulting fees. In addition, these individuals were granted a total of 4,283,000 shares of our unregistered common stock. This stock had a fair value of $1,106,250 at the time of issuance. During the period of these issuances the trading price of this stock ranged from a low of $.33 per share to a high of $2.25 per share. The aggregate trading value of this stock on the respective dates of issuance was $2,259,490.

For the first six months of our current fiscal year ended August 31, 2006, we have paid officers and director a total of $216,500 in salaries and director fees. During this same period we have granted these individuals 850,000 shares of our unregistered common stock. This stock had a fair value of $700,000 at the time of issuance. During the period of these issuances the trading price of this stock ranged from a low of $2.00 per share to a high of $2.95 per share. The aggregate trading value of this stock on the respective dates of issuance was $2,270,000.

The fair value assigned to the stock-based compensation for officers and directors was determined by the most reliable measurement available. The unregistered common stock compensation was issued subject to restrictive conditions which included the one-year holding period of Rule 144. The inability of the recipients to sell their vested shares for this period of time was considered in estimating the fair value of these unregistered shares. The most reliable measurement available to the company to estimate and record the stock-based compensation was based on the price that an outside investor was willing to pay for our common stock. Accordingly, the fair value was measured using the market price for shares with similar restrictive conditions that were sold in private placement offerings at or near the measurement dates at the grant date of the award.

The aforementioned payments were all approved by the Compensation Committee of the Board of Directors. The Compensation Committee approved these payments and salaries after conducting an analysis of salaries paid to individuals who perform similar functions in comparably-sized companies. The Board of Directors has the power to approve the payment of salaries and bonuses without receiving approval of the shareholders. All compensation payments are accounted for as administrative expenses. These compensation payments have had, and may continue to have, an adverse impact on our net results from operations, and earnings (or losses) per share.

We are an exploration stage company implementing a new business plan making it difficult to evaluate our chance for success

We are an exploration stage company with a limited operating history upon which to base an evaluation of our current business and future prospects. We started in the oil and gas exploration and development industry in March of 2005. We are in the early stages of the implementation of our business plan. Based on this limited history investors do not have a proven basis to determine the probability of our business success.

The oil and gas business is highly competitive placing us at an operating disadvantage

We expect to be at a competitive disadvantage in (a) seeking to acquire suitable oil and or gas drilling prospects; (b) undertaking exploration and development; and (c) seeking additional financing. We base our preliminary decisions regarding the acquisition of any oil and or gas prospect and undertaking drilling ventures upon general and inferred geology. This public information is also available to our competitors.

In addition, we compete with large oil and gas companies which have longer operating histories and greater financial resources than we do. These larger competitors, by reason of their size and greater financial strength, can more easily:

- access capital markets;

- recruit more qualified personnel;

- absorb the burden of any changes in laws and regulation in applicable jurisdictions;

- handle longer periods of reduced prices of gas and oil;

These disadvantages could create negative results for our business plan and future operations.

We cannot guarantee financial results, making it more difficult to raise additional capital

Since our inception, we have suffered recurring losses from operations and have depended on external financing to sustain our operations. During the year ended February 28, 2006, we reported a net loss of $2,025,282. If exploration efforts are unsuccessful in establishing proved reserves and exploration activities cease, the amounts accumulated as unproved costs will be charged against earnings as impairments. Potential investors may be dissuaded from investing in the Company based on historical results.

Our ability to reach and maintain profitable operating results is dependant on our ability to find, acquire, and develop oil and gas properties

Our future performance depends upon our ability to find, acquire, and develop oil and gas reserves that are economically recoverable. Without successful exploration and acquisition activities, we will not be able to develop reserves or generate revenues to achieve and maintain profitable operating results. No assurance can be given that we will be able to find, acquire or develop these reserves on acceptable terms. We also cannot assure that commercial quantities of oil and gas deposits will be discovered that are sufficient to enable us to recover our exploration and development costs. Although our Company's President has significant experience in the oil and gas industry we do not have an established history of locating and developing properties that have economically feasible oil and gas reserves.

To execute our business plan we will need to develop current projects and expand our operations requiring significant capital expenditures which we may be unable to fund

We have a history of net losses and expect that our operating expenses will increase substantially over the next 12 months as we continue to implement our business plan. Our business plan contemplates the development of our current exploration projects and the expansion of our business by identifying, acquiring, and developing additional oil and gas properties.

We need to rely on external sources of financing to meet the capital requirements associated with the development of our current properties and the expansion of our oil and gas operations. We plan to obtain the funding we need through debt and equity markets. We cannot assure you that we will be able to obtain additional funding when it is required or that it will be available to us on commercially acceptable terms.

We also intend to make offers to acquire oil and gas properties in the ordinary course of our business. If these offers are accepted, our capital needs will increase substantially. If we fail to obtain the funding that we need when it is required, we may have to forego or delay potentially valuable opportunities to acquire new oil and gas properties. In addition, without the necessary funding we may default on existing funding commitments to third parties and forfeit or dilute our rights in existing oil and gas property interests.

When we make the determination to invest in oil or gas properties we rely upon geological and engineering estimates which involve a high level of uncertainty

Geologic and engineering data are used to determine the probability that a reservoir of oil and natural gas exists at a particular location. This data is also used to determine whether oil and natural gas are recoverable from a reservoir. Recoverability is ultimately subject to the accuracy of data including, but not limited to, geological characteristics of the reservoir, structure, reservoir fluid properties, the size and boundaries of the drainage area, reservoir pressure, and the anticipated rate of pressure depletion.

The evaluation of these and other factors is based upon available seismic data, computer modeling, well tests and information obtained from production of oil and natural gas from adjacent or similar properties. The probability of the existence and recoverability of reserves is less than 100% and actual recoveries of proved reserves can differ materially from estimates. Accordingly, reserve estimates may be subject to downward adjustment. Actual production, revenue and expenditures will likely vary from estimates, and such variances may be material.

Our financial condition will deteriorate if we are unable to retain our interests in our leased oil and gas properties

All of our properties are held under interests in oil and gas mineral leases. If we fail to meet the specific requirements of each lease, the lease may be terminated or otherwise expire. We cannot assure you that we will be able to meet our obligations under each lease. The termination or expiration of our "working interests" (Interests created by the execution of an oil and gas lease. Working interest owners are responsible for all drilling and production costs. They receive the remaining portion of the oil and gas revenue after the royalty and overriding royalty interests and the production costs have been paid.) relating to these leases would impair our financial condition and results of operations.

We will need significant additional funds to meet capital calls, drilling and other production costs in our effort to explore, produce, develop and sell the natural gas and oil produced by our leases. We may not be able to obtain any such additional funds on terms acceptable to us, or at all.

Title deficiencies could render our oil and gas leases worthless damaging the financial condition of the business

The existence of a material title deficiency can render a lease worthless, resulting in a large expense to our business. We rely upon the judgment of oil and gas lease brokers who perform the field work in examining records in the appropriate governmental office before attempting to place under lease a specific mineral interest. This is a customary practice in the oil and gas industry.

We anticipate that we, or the person or company acting as "operator" (the individual or company responsible for the exploration, exploitation and production of an oil or natural gas well or lease, usually pursuant to the terms of a joint operating agreement among the various parties owning the working interest in the well) on the properties that we lease, will examine title prior to any well being drilled. Even after taking these precautions, deficiencies in the marketability of the title to the leases may still arise. Such deficiencies may render some leases worthless, negatively impacting the financial condition of the Company.

Reliance on certain third party vendors for outsourced services could be detrimental to our business plan

To maximize the use of our otherwise limited capital and human resources, we intend to rely on third party vendors for outsourced drilling, exploration and other operational services. This practice could allow us to achieve cost savings and operational efficiencies. However, the use of outsourced resources could expose us to greater risk should we be unable to source critical vendors on a cost budgeted and timely basis.

Furthermore, the use of outsourced resources could minimize our ability to control the work product and accountability of such vendors. If any of these relationships with third-party service providers are terminated or are unavailable on commercially acceptable terms, our business plan will be adversely affected.

If we as operators or our operators of our oil and gas projects fail to maintain adequate insurance, our business could be exposed to significant losses

Our oil and gas projects are subject to risks inherent in the oil and gas industry. These risks involve explosions, uncontrollable flows of oil, gas or well fluids, fires, pollution, earthquakes and other environmental issues. These risks could result in substantial losses due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage. As protection against these operating hazards we maintain insurance coverage to include physical damage and comprehensive general liability. However, we are not fully insured in all aspects of our business. For projects in which we function as the operator, the occurrence of a significant event against which we are not adequately covered by insurance could have a material adverse effect on our financial position.

In the projects in which we are not the operator, we require the operator to maintain insurance of various types to cover our operations with policy limits and retention liability customary in the industry. The occurrence of a significant adverse event on any of these projects if they are not fully covered by insurance could result in the loss of all or part of our investment. The loss of this project investment could have a material adverse effect on our financial condition and results of operations.

We have limited control over the activities on properties we do not operate, which could reduce or negate the expected returns on these investments

We conduct our oil and gas exploration and development activities in joint ventures with others. We have reserved the right to participate in management decisions, but do not have ultimate decision-making authority.

In many cases, success in the operation of our properties will be dependent on the expertise and financial resources of our joint venture partners and third-party operators. Our dependence on the operator and other working interest owners resulting in our limited ability to control the operation could adversely affect the realization of our expected returns and lead to unexpected future costs.

We may lose key management personnel which could endanger the future success of our oil and gas operations

Our Company President has substantial experience in the oil and gas business. The rest of the management team has little or no experience in managing or conducting oil and gas operations. The loss of any of these individuals, particularly our President could adversely affect our business. If one or more members of our management team dies, becomes disabled or voluntarily terminates employment with us, there is no assurance that a suitable or comparable substitute will be found.

Our cash on deposit exceeds the FDIC insurance limits exposing the uninsured balances to possible loss

Some of our bank accounts periodically exceed the $100,000 limit of FDIC insurance for deposits. In the unlikely event that our bank should fail, it is possible that we will lose some of our funds on deposit.

We have disclosed material weakness in our disclosure controls and procedures which could erode investor confidence, jeopardize our ability to obtain insurance, and limit our ability to attract qualified persons to serve the Company

In our fiscal 2006 annual and quarterly SEC filings, we have disclosed material weaknesses in our disclosure controls and procedures. Predicated by the identification of these weaknesses we have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures.

Based upon those evaluations, we concluded that our disclosure controls and procedures need improvement and were not adequately effective to ensure timely reporting under the Exchange Act. We are working to correct this situation as quickly and effectively as possible.

We will be required to evaluate our internal controls under Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX"), and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on the price of our shares of common stock.

Pursuant to Section 404 of SOX, beginning with our annual report on Form 10-K for the fiscal year ended February 29, 2008, we will be required to furnish a report by management on our internal controls over financial reporting. This report will contain among other matters, an assessment of the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by our management. This report must also contain a statement that our auditors have issued an attestation report on our management's assessment of these internal controls. Public Company Accounting Oversight Board Auditing Standard No. 2 provides the professional standards for auditors to attest to, and report on, our management's assessment of the effectiveness of internal control over financial reporting under Section 404.

We cannot be certain that we will be able to complete our assessment, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that such internal control is effective. If we are unable to assert that our internal control over financial reporting is effective (or if our auditors are unable to attest that our management's report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on our stock price.

Failure to comply with the new rules may make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance. We may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as executive officers.

The market price of our common stock could be volatile, which may cause the investment value of our stock to decline

Our common stock is currently quoted on the OTC Bulletin Board, which is characterized by low trading volume. Because of this limited liquidity, stockholders may be unable to sell their shares at or above the cost of their purchase prices. The trading price of our shares has experienced wide fluctuations and these shares may be subject to similar fluctuations in the future.

The trading price of our common stock may be affected by a number of factors including events described in the risk factors set forth in this Prospectus, as well as our operating results, financial condition, announcements of drilling activities, general conditions in the oil and gas exploration and development industry, and other events or factors.

In recent years, broad stock market indices, in general, and smaller capitalization companies, in particular, have experienced substantial price fluctuations. In a volatile market, we may experience wide fluctuations in the market price of our common stock. These fluctuations may have a negative effect on the market price of our common stock.

Privately placed issuances of our common stock have and may continue to dilute ownership interests which could have an adverse effect on our stock prices

Our authorized capital stock consists of 200,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of August 31, 2006, 38,979,990 shares of common stock were outstanding. On May 19, 2006, the Company closed on a private placement sale of 4,013,602 units at $1.50 per unit resulting in gross proceeds of $6,020,404. Each unit sold was comprised of two shares of common stock and one common stock purchase warrant. At the time of the offering, the common stock component prices of the private placement units were significantly lower than the trading price of our common stock. As of August 31, 2006, the Company's authorized equity allows for 161,020,010 shares of authorized and unissued common stock. In addition to the completed private placement, we may in the future, issue additional previously authorized and unissued common stock. These events may result in the further dilution of the ownership interests of our present shareholders and purchasers of common stock offered in this prospectus.

Although we have no current plans to do so, we may issue additional shares of our common stock in connection with the compensation of personnel, future acquisitions, private placements, or for other business purposes. Future issuances of substantial amounts of these equity securities could have a material adverse effect on the market price of our common stock.

Preferred stock has been issued with greater rights than the common stock issued which may dilute and depress the investment value of the common stock investments

Our articles of incorporation currently authorize the issuance of 10,000,000 shares of $0.001 par value preferred stock. As of August 31, 2006, 1,399,765 shares of preferred stock were outstanding. The board has the power to issue shares without shareholder approval, and such shares can be issued with such rights, preferences, and limitations as may be determined by our board of directors. On July 18, 2006, the Company closed on a private placement sale of 1,399,765 units for proceeds of $3,651,702. Each unit sold contained one Series A Convertible Preferred share and two common stock purchase warrants. The rights of the holders of common stock are subject to and may be adversely affected by the rights and preferences afforded to the holders of these preferred shares. The rights and preferences of the issued preferred shares include:

- automatic convertibility into common stock if after the effective date of the registration statement the Company's common stock closes at or above $3.00 per share for twenty (20) out of thirty trading days (30) days;

- payment of dividends in the amount of 6% of the original purchase price per annum;

- the ability to vote together with the common stock with a number of votes equal to the number of shares of common stock to be issued upon conversion of the preferred stock;

The issuance of the Series A Convertible Preferred shares could delay, discourage, hinder or preclude an unsolicited acquisition of our Company. In addition, the issuance of these preferred shares could make it less likely that shareholders receive a premium for their shares as a result of any such attempt to acquire the Company. Further, this issuance could adversely affect the market price of, and the voting and other rights, of the holders of outstanding shares of common stock.

Although we have no current plans to issue any additional preferred stock, future issuances of preferred stock may also have more advantageous features than our common stock in terms of dividends, liquidation and voting rights.

We may seek to raise additional funds in the future through debt financing which may impose operational restrictions and may further dilute existing ownership interests

We expect to seek to raise additional capital in the future to help fund our acquisition, development, and production of oil and natural gas reserves. Debt financing, if available, may require restrictive covenants which may limit our operating flexibility. Future debt financing may also involve debt instruments that are convertible into or exercisable for common stock. As mentioned above the conversion of the debt to equity financing may dilute the equity position of our shareholders.

Principal stockholders and directors control the Company through substantial voting power

Our two largest principal beneficial stockholders, along with the nine directors or officers of the Company own and control about 39% percent of our outstanding common stock. There are a large number (over 2,000) of stockholders who own less than 50,000 shares each and there are over 1,600 stockholders with invalid addresses (owning approximately 3,000,000 shares).

Our stockholders do not have the right to cumulative voting in the election of our directors. Cumulative voting could allow a minority group to elect at least one director to our board. Because there is no provision for cumulative voting, a minority group will not be able to elect any directors. Conversely, if our principal beneficial stockholders and directors wish to act in concert, they would be able to vote to appoint directors of their choice, and otherwise directly or indirectly, control the direction and operation of the Company.

We do not anticipate paying dividends on our common stock which could devalue the market value of these securities

We have not paid any cash dividends on our common stock since our inception. We do not anticipate paying cash dividends in the foreseeable future. Any dividends paid in the future will be at the complete discretion of our board of directors. For the foreseeable future, we anticipate that we will retain any revenues which we may generate from our operations. These retained revenues will be used to finance and develop the growth of the Company. Prospective investors should be aware that the absence of dividend payments could negatively affect the market value of our common stock.

Pursuant to SEC Rules our common stock is classified as a "penny stock' increasing the risk of investment in these shares

Our common stock is designated as "penny stock" and thus may be more illiquid than shares traded on an exchange or on NASDAQ. The SEC has adopted rules (Rules 15g-2 through l5g-6 of the Exchange Act) which define "penny stocks" and regulate broker-dealer practices in connection with transactions with these stocks. Penny stocks generally are any non-NASDAQ or non-exchange listed equity securities with a price of less than $5.00, subject to certain exceptions. The "penny stock rules" require a broker-dealer to:

- deliver a standardized risk disclosure document prepared by the SEC;

- provide the customer with current bid and offer quotations for the penny stock;

- include the compensation of the broker-dealer and its salesperson in the transaction;

- provide monthly account statements showing the market value of each penny stock held in the customers account;

- make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction;

The "penny stock" reporting and disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to these rules. The market liquidity for the shares could be severely and adversely affected by limiting the ability of broker-dealers to sell these shares. In addition, the ability of purchasers in this offering to sell their stock in any secondary market could be adversely restricted.

Due to limited and sporadic trading volume, investors may not be able to resell their shares of common stock at favorable times and prices

Although our common stock has been traded on the OTC Bulletin Board for several years, the trading in our stock has been limited and sporadic. In the fiscal year ended February 28, 2006, the average weekly volume of trading was less than 400,000 shares. Although trading volume has increased over the past months, it has still been sporadic. The trading volume during this period has ranged from several hundred thousand shares to as few as no shares traded on certain days. A consistently active trading market for our common stock may never be developed, or sustained if it emerges. In addition, the price of our common stock on the OTC Bulletin Board has been extremely volatile. For example, in the past 12 months, the closing sale price has fluctuated between a low of $0.22 and a high of $3.03. Low volume or lack of demand for these securities may make it more difficult for you to sell such shares at a price or at a time that would be favorable. We cannot assure you that you will be able to sell your shares at an attractive price relative to the price you are paying or that you will be able to sell these securities in a timely fashion.

An investment in the common stock of our Company will not provide any federal income tax benefits for the shareholders

Investors should be aware that they will not receive any of the federal income tax benefits available to individuals investing as limited partners in oil and gas partnership programs. Any income tax advantages will inure solely to the benefit of the Company and will not be passed through to any stockholders.

Risks Related to Our Industry

We are subject to complex laws and regulations that can negatively impact the cost, manner and feasibility of conducting our business

Our business is governed by numerous laws and regulations at various levels of government. These laws and regulations govern the operation and maintenance of our facilities, the discharge of materials into the environment and other environmental protection issues. These laws and regulations may, among other potential consequences, require that we:

- acquire permits before the commencement of drilling;

- restrict the substances that can be released into the environment with drilling and production activities;

- limit or prohibit drilling activities on protected areas;

- require that reclamation measures be taken to prevent pollution from former operations;

- require remedial measures to be taken with respect to contaminated property;

The costs of complying with environmental laws and regulations could negatively impact our financial condition and results of operations. Future changes in environmental laws and regulations could occur that may result in stricter standards and enforcement which could further negatively impact our business.

The volatility of oil and natural gas prices could adversely affect our business

Our future revenues, profitability and growth of our investments in oil and gas properties depend to a large degree on prevailing oil and gas prices. These prices tend to fluctuate significantly in response to factors beyond our control. These factors include, but are not limited to, the continued threat of escalating war in the Middle East and actions of the Organization of Petroleum Exporting Countries and its maintenance of production constraints. Additional factors include, the U.S. economic environment, weather conditions, the availability of alternate fuel sources, transportation interruption, the impact of drilling levels on crude oil and natural gas supply, and environmental issues. The prices for oil and natural gas have varied substantially over time and may in the future decline. These prices have been and are likely to remain unstable. Significant declines in these prices owing to this instability will adversely affect our business and consequently our stockholders.

The success of our business is dependent on our ability to produce sufficient quantities of oil and gas which may be adversely affected by a number of factors outside of our control

The business of exploring for and producing oil and gas involves a substantial risk of investment loss. Drilling oil and gas wells involves the risk that the wells may be unproductive or that, although productive, that the wells may not produce oil and/or gas in economic quantities. Other hazards, such as unusual or unexpected geological formations, pressures, fires, blowouts, loss of circulation of drilling fluids may substantially delay or prevent completion of any well. Adverse weather conditions can also hinder drilling operations. In addition, a "productive well" (a well that is producing oil or gas or that is capable of production) may become uneconomic due to pressure depletion, water encroachment, mechanical difficulties, etc, which impair or prevent the production of oil and/or gas from the well.

There can be no assurance that oil and gas will be produced from the properties in which we have interests. Further, the marketability of any oil or gas that we acquire or discover may be influenced by numerous factors beyond our control. We cannot predict how these factors may affect our business.

The unavailability or high cost of drilling rigs and related equipment could adversely affect our ability to execute our exploration and exploitation plans on a timely and economic basis

Increased oil and natural gas prices have stimulated increased demand and resulted in escalated prices for drilling rigs, crews, and associated equipment, supplies and services. This demand has created a shortage of drilling rigs and crews as the number of wells being drilled have vastly increased. The inability to secure drilling rigs and crews may delay development of properties in which we acquire an interest, resulting in the untimely and costly expiration of certain leases. Drilling delays and the loss of leases could have a material negative effect on our business operations and financial condition.

FORWARD-LOOKING STATEMENTS

We believe that some statements contained in this Prospectus relate to results or developments that we anticipate will or may occur in the future and are not statements of historical fact. Words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar expressions identify forward-looking statements. Examples of forward-looking statements include statements about the following:

- Our future operating results,
- Our future capital expenditures,
- Our expansion and growth of operations, and
- Our future investments in and acquisitions of oil and natural gas properties.

We have based these forward-looking statements on assumptions and analyses made in light of our experience and our perception of historical trends, current conditions, and expected future developments. However, you should be aware that these forward-looking statements are only our predictions and we cannot guarantee any such outcomes. Future events and actual results may differ materially from the results set forth in or implied in the forward-looking statements. Factors that might cause such a difference include:

- General economic and business conditions,
- Exposure to market risks in our financial instruments,
- Fluctuations in worldwide prices and demand for oil and natural gas,
- Fluctuations in the levels of our oil and natural gas exploration and development activities,
- Risks associated with oil and natural gas exploration and development activities,

- Competition for raw materials and customers in the oil and natural gas industry,
- Technological changes and developments in the oil and natural gas industry,
- Regulatory uncertainties and potential environmental liabilities,

- Additional matters discussed under "Risk Factors."

SELLING SECURITY HOLDERS

We are registering for resale shares of our common stock that have been issued or sold to the selling shareholders identified below or that may be issued upon exercise of the warrants held by certain of the selling shareholders. The selling shareholders purchased 8,027,206 shares of common stock and warrants to purchase 4,013,602 shares of common stock from us in a private placement completed on May 19, 2006. The selling shareholders purchased their shares in the private placement at $1.50 per Unit. Each Unit was comprised of two shares of our common stock and one warrant to purchase one Share exercisable at $2.00 for a period of five years. Those persons with an "*" were employees or consultants for the placement agent which distributed a portion of the warrants to purchase an additional 1,204,081 shares were granted to it in consideration of services rendered in connection with the private placement.

The following table sets forth certain information regarding the beneficial ownership, as of October 27, 2006, by each of the selling shareholders. We are not aware of any unidentified selling shareholders. The information in the table below is based upon information provided to us by the selling shareholders. Except as otherwise disclosed below, none of the selling shareholders has or within the past three years has had, any position, office or other material relationship with us. Except as disclosed below, none of the selling shareholders owns any common stock other than the offered shares nor will own any common stock if they sell all of their offered shares.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the offered shares.

Selling shareholders who are identified as broker-dealers or affiliated with broker-dealers (a) acquired their respective offered shares for their own account in the ordinary course of business, and (b) at the time of the acquisition of their respective offered shares, the selling shareholders had no agreements or understandings, directly or indirectly, with any person to distribute the offered shares.

Name	Number of Shares Beneficially Owned Prior to this Offering	Shares Offered (including shares underlying warrants) in this Offering[1]	Number of Shares Beneficially Owned After this Offering[2]	Percent of Outstanding
Curtis Akey[4]	4,500	4,500	0	0.00%
David Andrews	21,000	21,000	0	0.00%
Bargus Partnership[5]	230,001	230,001	0	0.00%
Vicki Barone[4]	180,000	180,000	0	0.00%
Patrick and Deborah Barry	48,000	48,000	0	0.00%
Bathgate Capital Partners, LLP[3]	1,440	1,440	0	0.00%
Marc Bathgate[4]	1,500	1,500	0	0.00%
Margaret Bathgate[4]	99,999	99,999	0	0.00%
Steven Bathgate[4]	190,620	190,620	0	0.00%
Steven M. Bathgate, IRA[4] [6]	150,000	150,000	0	0.00%
Andrea Bauer[4]	10,500	10,500	0	0.00%
James and Linda Bauer	15,000	15,000	0	0.00%
Kelvin C. Berens Trust[7]	48,000	48,000	0	0.00%
Richard Billings[4]	18,150	18,150	0	0.00%
Pete Bloomquist[4]	4,500	4,500	0	0.00%
Kenneth Booster	52,500	52,500	0	0.00%
Roy Boylan	40,100	20,100	20,000	0.05%
Rocco J. Brescia Jr.	75,000	75,000	0	0.00%
Joel Brody	48,000	48,000	0	0.00%
James W. Bryan	30,000	30,000	0	0.00%
Kevin Byrnes	48,000	48,000	0	0.00%
Casimir[4]	147,950	147,950	0	0.00%
Rodney Cerny	48,000	48,000	0	0.00%
Robert Murray Chaiken	96,000	96,000	0	0.00%
Stanley and Barbara Chason	45,000	45,000	0	0.00%
Lawrence Chimerine	60,000	60,000	0	0.00%
Chocolate Chip Investments LP[8]	144,000	144,000	0	0.00%
Ray Clark[4]	7,200	7,200	0	0.00%
Ron Coby	30,000	30,000	0	0.00%
John and Mary Conness	21,000	21,000	0	0.00%
Dead Bug Partnership[4] [9]	48,000	48,000	0	0.00%
Jeffrey and Vicki Dingbaum	102,000	102,000	0	0.00%
Terry Dingbaum	70,000	30,000	40,000	0.10%
Mike Donnelly[4]	18,000	18,000	0	0.00%
Albert and Noreen Dowdell	48,000	48,000	0	0.00%
David Drennen[4]	33,925	33,925	0	0.00%
Anita Dudley[4]	3,000	3,000	0	0.00%
Earnco MPPP[10]	48,000	48,000	0	0.00%
Muriel Egan	48,000	48,000	0	0.00%
Cliff English	96,000	96,000	0	0.00%
Evans Energy Partners I, LLC[11]	144,000	144,000	0	0.00%
Adam Flippen	124,000	84,000	40,000	0.10%
Robert Fraker	42,000	42,000	0	0.00%
Greg and Ann Fulton[4]	7,461	7,461	0	0.00%
Elinor Ganz IRA[12]	48,000	48,000	0	0.00%
Harold E. Gelber Revocable Trust U/A DTD 05/11/2005[42]	24,000	24,000	0	0.00%

Generation Capital Associates[13]	60,000	60,000	0	0.00%
Joseph Gerber, IRA[14]	105,000	105,000	0	0.00%
Alfred Gladstone	48,000	48,000	0	0.00%
Kim J. Gloystein, IRA[15]	45,000	45,000	0	0.00%
Martin Goldfarb	192,000	192,000	0	0.00%
Charlie Greenlees	48,000	48,000	0	0.00%
Marc Groskreutz	48,000	48,000	0	0.00%
Guarantee & Trust Co. (Thayer Morris IRA)[16]	96,000	96,000	0	0.00%
Tom and Julianne Hallett	20,004	20,004	0	0.00%
Wayne Hamersly	52,500	52,500	0	0.00%
Thomas Harkins	48,000	48,000	0	0.00%
Harner Living Trust[17]	150,000	150,000	0	0.00%
Robert Hebb	40,200	40,200	0	0.00%
Todd Hemm	96,000	96,000	0	0.00%
Hoff Farms LLP[18]	21,000	21,000	0	0.00%
Dave Holland[4]	630	630	0	0.00%
John D. Holland	21,000	21,000	0	0.00%
Richard Huebner[4]	192,795	192,795	0	0.00%
Susan Huebner[4]	60,000	60,000	0	0.00%
Incyte Pathology (Felix Martinez Jr.)[19]	48,000	48,000	0	0.00%
James Jaqua	48,000	48,000	0	0.00%
William and Nancy Johnsen	20,004	20,004	0	0.00%
George A. Johnson	100,500	100,500	0	0.00%
Jeremy Johnson	15,000	15,000	0	0.00%
JR Squared, LLC[20]	525,000	525,000	0	0.00%
Anthony Kamin	220,000	100,000	120,000	0.31%
Doug Kelsall, IRA[21]	48,000	48,000	0	0.00%
Jeff Kohler[4]	4,500	4,500	0	0.00%
David and Anita Kohn	96,000	96,000	0	0.00%
Robert B. Korbelik Trust[22]	48,000	48,000	0	0.00%
William Korum	42,000	42,000	0	0.00%
Stuart Kosh	200,001	200,001	0	0.00%
Jonathan Kruljac[4]	40,770	40,770	0	0.00%
Jonathan and Teri Kruljac	60,000	60,000	0	0.00%
John Kucera	21,000	21,000	0	0.00%
Joseph A. Lavigne[4]	73,689	73,689	0	0.00%
Joseph A. Lavigne IRA R/O[4][23]	36,000	36,000	0	0.00%
Lewis Lavigne[39]	361,000	42,000	319,000	0.83%
Brian LeClercq[4]	120,000	120,000	0	0.00%
Leonidas Group, LLC[24]	60,000	60,000	0	0.00%
Jonathan Liefer	210,000	210,000	0	0.00%
Scott Liolios[4]	4,500	4,500	0	0.00%
Elizabeth Lund	30,000	30,000	0	0.00%
Nancy Nita Macy Revokable Trust[25]	105,000	105,000	0	0.00%
William Macy Family Trust[26]	105,000	105,000	0	0.00%
Robert J. and Gwendolyn Martin[40]	12,000	12,000	0	0.00%
Robert A. Melnick	120,000	120,000	0	0.00%
MGH Family Trust[27]	96,000	96,000	0	0.00%
Glenn Mingleborff	48,000	48,000	0	0.00%
Terry Mitchell	50,001	50,001	0	0.00%

William Moreland	375,000	375,000	0	0.00%
Roger Morrison	195,000	195,000	0	0.00%
Edward Moseley	96,000	96,000	0	0.00%
Ralph Muller	384,000	384,000	0	0.00%
William E. Neidner	48,000	48,000	0	0.00%
Newbridge Securities[4]	219,360	219,360	0	0.00%
Nite Capital LP[28]	1,002,000	1,002,000	0	0.00%
Ronald Noel	89,000	24,000	65,000	0.17%
JT O' Connell and Associates, Inc. [29]	48,000	48,000	0	0.00%
Peddle Partners, LLP[30]	96,000	96,000	0	0.00%
Beverly Pinnas	24,000	24,000	0	0.00%
Platinum Long Term Growth, LLC[31]	600,000	600,000	0	0.00%
Steven D. Plissey	30,000	30,000	0	0.00%
John A. Powell	54,000	54,000	0	0.00%
Martyn Powell	683,000	201,000	482,000	1.25%
Professional Offshore Opportunity Fund Ltd[32]	300,000	300,000	0	0.00%
Professional Traders Fund[33]	150,000	150,000	0	0.00%
Thomas Reeves	99,999	99,999	0	0.00%
Reinicker Family LP[34]	96,000	96,000	0	0.00%
Virgil Revelle	15,000	15,000	0	0.00%
Andrew and Mary Richards	48,000	48,000	0	0.00%
Robert Richmeyer[4]	900	900	0	0.00%
Robert J. Richmeier Jr.	30,000	30,000	0	0.00%
George Romano	48,000	48,000	0	0.00%
Donald Rotunda	48,000	48,000	0	0.00%
Rye, LLC[35]	1,002,000	1,002,000	0	0.00%
Lee Schlessman[4]	11,192	11,192	0	0.00%
Eric and Lynn Shapiro	48,000	48,000	0	0.00%
Michael Stephen	30,000	30,000	0	0.00%
Thomas and Rosemary Sterr	21,000	21,000	0	0.00%
Nancy Stratton[4]	3,000	3,000	0	0.00%
Summit Crest Capital Partners[36]	400,000	400,000	0	0.00%
David P. Taylor	90,000	90,000	0	0.00%
Gary Tiedt	30,000	30,000	0	0.00%
Robert M. and Beverly A. Tuller Trust[37]	96,000	96,000	0	0.00%
Greg Tutmarc	42,000	42,000	0	0.00%
Donald M. Tyler	48,000	48,000	0	0.00%
Phyllis Ulreich	96,000	96,000	0	0.00%
New Britain Radiological Association 401k FBO: Sidney Ulreich[41]	48,000	48,000	0	0.00%
Curtis Walker	150,000	150,000	0	0.00%
Gene Webb[4]	24,000	24,000	0	0.00%
Ronald Weilert	30,000	30,000	0	0.00%
Russell Welty	48,000	48,000	0	0.00%
Jayne and Bernard Wing	48,000	48,000	0	0.00%
Jonas Wiorek	39,999	39,999	0	0.00%
Thomas Wolf	24,000	24,000	0	0.00%
Zephyr Bay Sports Partners, LLC[38]	90,000	90,000	0	0.00%
	14,330,889	13,244,889	1,086,000	

(1) Includes 8,027,206 shares of common stock and 4,013,602 warrants exercisable at $2.00; and aggregate placement agent warrants of 1,204,081; 802,721 which are exercisable at $0.75 and 403,360 which are exercisable at $2.00.
(2) Assume all shares registered hereunder are sold
(3) Broker Dealer
(4) Affiliated with Broker Dealer
(5) Beneficially Owned by August C. Schultes, IV
(6) Beneficially Owned by Steven M. Bathgate
(7) Trustee of this plan is Kelvin C. Berens
(8) Beneficially Owned by Ruth Latterner MD, Beverly Pinnas, Nat Pinnar MD, and Elise Dwortzan
(9) Beneficially Owned by Joseph A. Lavigne and David L. Lavigne
(10) Beneficially Owned by Earnest Mathis
(11) Beneficially Owned by Jeffrey E. Modesitt
(12) Beneficially Owned by Elinor Ganz
(13) Beneficially Owned by David A. Rapaport and Fred A. Brasch
(14) Beneficially Owned by Joseph R. Gerber III
(15) Beneficially Owned by Kim J. Gloystein
(16) Beneficially Owned by Thayer Morris
(17) Trustee of this plan is Douglas C. Harner
(18) Beneficially Owned by R. Paul Hoff
(19) Beneficially Owned by Felix Martinez, Jr., MD
(20) Beneficially Owned by Jeffrey Markowitz
(21) Beneficially Owned by Douglas Kelsall
(22) Trustee of this plan is Robert B. Korbelik
(23) Beneficially Owned by Joseph A. Lavigne
(24) Beneficially Owned by Danny Garber
(25) Trustee of this plan is Nancy Nita Macy
(26) Trustee of this plan is William J. Macy
(27) Trustee of this plan is William S. Lyons, Jr.
(28) Beneficially Owned by Keith A. Goodman
(29) Beneficially Owned by James T O'Connell, Jr.
(30) Beneficially Owned by Dr. Paul Drucker, GP, Deborah Drucker, David Drucker MD, Elinor C. Ganz
(31) Beneficially Owned by Mark Nordlicht
(32) Beneficially Owned by Marc K. Swickle
(33) Beneficially Owned by Marc K. Swickle
(34) Beneficially Owned by James L. Reinicker
(35) Beneficially Owned by Tod Alan Rye
(36) Beneficially Owned by Robert F. McCullough, Jr. and Geoffrey G. Tuller
(37) Trustees of this plan are Robert M. and Beverly A. Tuller
(38) Beneficially Owned by William W. Stewart
(39) Lewis Lavigne served as an officer and director of the company until December of 2004
(40) Robert J. and Gwendolyn Martin are the parents of Daybreak Oil and Gas's President Robert N. Martin
(41) New Britain Radiological Associates 401k Plan FBO Sidney Ulreich replaces the duplicate of Donald M. Tyler; Trustees of this plan are S. Stier and J. Gelber
(42) Trustees of this plan are Harold and Pat Gelber

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our Common Stock is traded in the over the counter market on the OTC Bulletin Board under the symbol "DBRM." The following table shows the high and low closing sales prices for the Common Stock for the two most recent fiscal years. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. The information is derived from information received from online stock quotation services.

Fiscal Year Ending February 28, 2005	High Closing	Low Closing
First Quarter	.15	.08
Second Quarter	.14	.12
Third Quarter	.16	.12
Fourth Quarter	.95	.12

Fiscal Year Ending February 28, 2006	High Closing	Low Closing
First Quarter	.83	.25
Second Quarter	.34	.23
Third Quarter	.65	.27
Fourth Quarter	3.03	.45

Fiscal Year Ending February 28, 2007	High Closing	Low Closing
First Quarter	2.95	1.66
Second Quarter	2.77	1.85
Third Quarter	1.92	1.02

BUSINESS

Background

Daybreak Oil and Gas, Inc. (referred to herein as "we," "our," or the "Company") was originally incorporated in the State of Washington on March 11, 1955, as Daybreak Uranium, Inc. The Company was established for the purpose of mineral exploration and development on claims or leased lands throughout the western United States. In August 1955, we acquired the assets of Morning Sun Uranium, Inc. We engaged in small scale open pit uranium mining operations in the mid to late 1950s in Spokane County, Washington. By the late 1950s, the Company had ceased to be a producing mining company and thereafter engaged in mineral exploration. In the 1960s, we acquired various mineral rights in the Coeur d'Alene Mining District of North Idaho. In May 1964, we changed our name to Daybreak Mines, Inc., to better reflect the diversity of our mineral holdings. The trading symbol for the Company became DBRM. Our subsequent efforts in the acquisition, exploration and development of potentially viable commercial properties were unsuccessful. By February 1967, we had ceased active operations. After that time, our activities were confined to annual assessment and maintenance work on our Idaho mineral properties and other general and administrative functions. In November 2004, we sold our mineral rights in approximately 340 acres in Shoshone County, Idaho.

Overview

In February 2005, we undertook a new business direction for the Company as an oil and gas exploration and development company. We have become an early stage exploration and development company currently developing prospects in Louisiana, Texas, California and Alberta, Canada. In October of 2005, to better reflect this new direction of the Company, our shareholders approved changing our name to Daybreak Oil and Gas, Inc. Our trading symbol continues to be DBRM.

We are actively pursuing oil and gas opportunities through joint ventures with both individuals and companies that are both public and private. These prospects are generally brought to us by other oil and gas industry partners. We evaluate prospective oil and gas properties to determine both the degree of risk and the commercial potential of the project. We are developing projects that offer low risk with a potential of steady reliable revenue as well as projects with a higher risk of success, but that potentially have millions of barrels of reserves. We have just become the operator of one of our projects in Louisiana. For our other projects, we are depending on other partners to act as the operator. In the past, we have relied on others for drilling, delivering any gas or oil reserves we discover, and negotiating all sales contracts.

To date, we have drilled two exploratory wells and four re-entry wells. One exploratory well, drilled in Louisiana in January of 2006, was completed and connected to a pipeline in mid-June. We have been selling production from this well since June 17, 2006. The other exploratory well, drilled in Texas in December of 2005, was a dry hole. Of the four re-entry wells, all in Corpus Christi, Texas three have been successful and are currently flowing. A fourth well was not productive and is being planned for use as a salt water disposal well. Funding for these activities has been primarily accomplished through (1) loans from our directors, shareholders and others and (2) the sales of our common and preferred stock through Rule 506 Regulation D private placement offerings.

Competition

We compete with independent oil and gas companies for property acquisitions and for the equipment and labor required to operate and develop these properties. Most of our competitors have substantially greater financial and other resources than we have. These competitors may be able to pay more for exploratory prospects and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can.

In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which could adversely affect our competitive position.

Further, our competitors may have technological advantages and may be able to implement new technologies more rapidly than we can. Our ability to explore for natural gas and oil prospects and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. In addition, most of our competitors have operated for a much longer time than we have and have demonstrated the ability to operate through industry cycles.

Long Term Success

Our success depends on (1) the successful acquisition, drilling and development of commercial grade oil and gas properties and (2) the prevailing prices for oil and natural gas to generate future revenues and operating cash flow. Oil and natural gas prices have been extremely volatile in recent years and are affected by many factors outside our control. This volatile nature of the energy markets makes it difficult to estimate future prices of oil and natural gas; however, any prolonged period of depressed prices would have a material adverse effect on our results of operations and financial condition. Such pricing factors are largely beyond our control, and may result in fluctuations in our earnings. We believe significant opportunities are available to us in the oil and gas exploration and development industry.

Drilling Rig

One of the first obstacles we encountered in drilling our oil and gas projects in Texas or Louisiana was the availability of drilling rigs. There is a severe shortage of drilling rigs throughout North America for a number of reasons. Waiting periods of one year or more are not unusual, especially because of increased demand for the rigs with energy prices so high.

On August 24, 2006, we were able to finalize an agreement for the use of a drilling rig on our projects in Louisiana. We have advanced $600,000 to Green River Drilling, LLC of Venus, Texas, for the refurbishment of a drilling rig. We will have the exclusive use of this drilling rig for three years. Additionally, we will have the option to purchase a forty-nine percent (49%) interest in Green River Drilling for the $600,000 refurbishing advance and $200,000 in additional cash or unregistered common stock.

This drilling rig is capable of drilling to a 9,500 foot depth and is expected to be in the field drilling before the end of November.

Title to Properties

As is customary in the oil and natural gas industry, we make only a cursory review of title to undeveloped oil and natural gas leases at the time we acquire them. However, before drilling commences, we search the title, and remedy any material defects before we actually begin drilling the well. To the extent title opinions or other investigations reflect title defects, we (rather than the seller or lessor of the undeveloped property) typically are obligated to cure any such title defects at our expense. If we are unable to remedy or cure any title defects so that it would not be prudent for us to commence drilling operations on the property, we could suffer a loss of our entire investment in the property. We believe that we have good title to our oil and natural gas properties, some of which are subject to immaterial encumbrances, easements, and restrictions.

<p style="text-align:center;">**DESCRIPTION OF PROPERTY**</p>

Oil and Gas Properties and Activities

All of our projects are joint ventures with a variety of individuals and companies from the United States and Canada.

Proved Reserves

We currently do not have any proved reserves of either oil or gas.

Louisiana

Franklin and Tensas Parishes. Known as the Tuscaloosa Project, this exploration project is targeting the Tuscaloosa Basal Sand from between 8,000 and 9,500 feet in depth. We and our partners have access to a 3-D seismic survey covering an "Area of Mutual Interest" (AMI; an area outlined on a map, that may accompany an exploration, or drilling agreement) of 55 square miles. We have identified five potential drilling locations, some having the potential to produce at multiple depths. Through six different transactions, we have jointly acquired leases on approximately 21,726 gross undeveloped acres within the AMI. This project is considered to be primarily a gas "play" (a term applied to a portion of the exploration and production cycle following the identification by geologists and geophysicists of areas with potential oil and gas reserves) with some oil production.

In January 2006, Daybreak and our partners drilled the Tensas Farms et al F-1 well. The well was completed and placed into production on June 17, 2006. The well location, referred to as the "F" Prospect has three additional development locations we are planning on drilling to fully develop the reserves. We have contributed $2,287,643 to this project in leasehold, drilling, completion and pipeline costs. We are planning on drilling our second well on the "F" Prospect area in late November.

In May 2006, we financed our interest in the gas pipeline that is connected to the "F-1" well. This financing agreement was with Hooper Oil and Gas Partners, LLC, a company controlled by Keith A. Hooper who is a Daybreak shareholder. This financing arrangement was for $200,000. The sale and lease back agreement gives us an option to repurchase the pipeline for $220,000 sometime between November, 2006 and November, 2008. Additionally, we will pay a one percent (1%) interest on the production revenue for the life of the F-1 well. The reason was for this financing arrangement was to preserve cash for operating expenses and other oil and gas projects.

In September, 2006 we successfully completed the acquisition of an additional eight percent (8%) working interest in the Tuscaloosa Project. Daybreak now has a net working interest of forty-eight percent (48%) in the key acreage.

Well Production

The Tensas Farms "F-1" well has produced at the following levels since being placed into production on June 17, 2006. During the second quarter, the production of the well was reduced because of a technical issue with the operation of the well. We are planning to have this technical issue resolved soon so that the production level of the well can be increased. In the following tables the terms "Mcf" (one thousand cubic feet of natural gas) and "Bbl" (one stock tank barrel, or 42 U.S. gallons liquid volume) are used.

	Gas	Oil		Month	Gas	Oil
	Mcf	Month			Mcf	Bbl
June	11,240			September	5,751	860
July	20,213	1,465		October	5,093	1,036
August	9,520	1,352				
Quarter Total	40,973	2,817				

Well Revenue

The following table shows anticipated gas and oil revenue to Daybreak from the second quarter production of the "F-1" well. There is normally a 90 – 120 day lag before the first revenues from oil or gas production are received. However, the delivery of the production checks have been delayed because of negotiations and the purchase we have just completed of the additional eight percent working interest in this project.

Month	Gas	Oil		Month	Gas	Oil
	Mcf	Bbl			Mcf	Bbl
June	$44,242			September	$26,517	$31,571
July	$79,235	$61,618		October	$13,175	$33,927
August	$45,255	$56,087				
Quarter Total	$168,732	$117,705				

Average Product Pricing

The following table shows the monthly average price for both oil and gas produced from the F-1 well. In the following tables "MMBTU" is Million British Thermal Units (a unit of heat energy, used to describe the amount of heat that can be generated by burning gas.) We receive gas revenues based on MMBTU's.) and "Bbl" is barrels of oil.

Month	Gas	Oil		Month	Gas	Oil
	MMBTU	Bbl			MMBTU	Bbl
June	$ 5.46			September	$ 6.35	$ 63.58
July	$ 5.42	$ 72.79		October	$ 3.73	$ 56.70
August	$ 6.57	$ 71.82				

Production Costs

The production costs on the F-1 well for August and September 2006 were $31,933 and $26,764 respectively. These costs are expected to decrease after the technical issue with the well is resolved.

Outlook

On November 1, 2006, we became the operator of record for the Tuscaloosa Project. We are planning on drilling a second well on the Location "F" site in late November. This will allow us to start to develop the proven reserves in this location. Estimated drilling costs for this second well are about $1,400,000. We are responsible for forty-eight percent (48%) of those costs.

Additionally, we are planning on drilling an exploratory well on another prospect site in this same Project AMI before the end of the year. The well site is the Tensas Farms et al B No. 1. Estimated drilling costs are about $1,100,000. We are responsible for eighty-eight percent (88%) of these costs. If this well is successful, we will then drill additional "developmental wells" (wells that are drilled to determine field or reservoir size and proved reserves) on this prospect.

As of August 31, 2006, we have spent $2,329,382 in leasehold, drilling, completion and pipeline costs associated with this project.

St. Landry Parish. The Krotz Springs Prospect is primarily a deep gas play around 11,000 feet. We have jointly leased 9,600 acres in this prospect. We have access to a 3-D interpretation that shows potential gas reserves in the Third Cockfield Sand. Drilling precautions will have to be taken because of a history of hydrocarbon reservoirs being under high pressure in this area. We paid a prospect fee of $24,720 to participate in this project. Drilling costs are estimated to be about $4,100,000. We are responsible for twelve and one-half percent (12.5%) of these costs. Drilling is expected to start in December of this year. As of August 31, 20006 we have spent $26,470 in leasehold and seismic costs associated with this project.

In the North Shuteston prospect, we have jointly leased 318 acres. We plan to test a low risk 3-D seismic supported shallow amplitude anomaly at a depth of 2,300 feet. This anomaly is located in a Miocene Age Sand. Drilling and land costs are estimated to be about $563,000 with completion and well site facilities about another $502,000. We are responsible for fifty percent (50%) of these costs. As of August 31, 2006, we have spent $42,464 in leasehold and seismic costs associated with this project.

Avoyelles Parish. This Prospect is a Cretaceous target positioned beneath an existing oilfield that has already produced over 28 million barrels of oil. This project will initially focus on the redrilling of the broad northeast flank of the Cretaceous structure, targeting the Massive Sand of the Lower Tuscaloosa and the Fractured Lower (Austin) Chalk. Plans call for a 3-D seismic survey covering about 36 square miles. We plan on having the 3-D seismic shot before the end of the current fiscal year. This is primarily a deep gas play. Project costs are estimated to be $1,000,000 for land, $3,000,000 for 3-D Seismic and $6,000,000 for drilling the first well. We are responsible for twenty-five percent (25%) of these costs. As of August 31, 2006, we have spent $58,625 in leasehold and seismic costs associated with this project.

Texas

Nueces County. In November 2005, we agreed to jointly participate in a five well re-entry project in the Saxet Deep Field on a developed 320 acre lease. The Saxet Deep Field has previously been produced as an oil field. The project is within the city limits of Corpus Christi, Texas.

On May 1, 2006, we started the re-work of the first well, the Weil 8-C well. This well was successfully completed and placed into production on August 18, 2006.

Well Production

The Weil 8-C well has produced at the following levels since being placed into production on August 18, 2006.

Month	Gas	Oil		Month	Gas	Oil
	Mcf	Bbl			Mcf	Bbl
June	0	0		September	15,695	266
July	0	0		October	26,202	193
August	7,763	137				
Quarter Total	7,763	137				

Well Revenue

The following table shows anticipated gas and oil revenue to Daybreak from the second quarter production of the "Weil 8-C" well. There is normally a 90 – 120 day lag before the first revenues from oil or gas production are received.

Month	Gas	Oil		Month	Gas	Oil
	Mcf	Bbl			Mcf	Bbl
June	0	0		September	$17,246	$3,235
July	0	0		October	$21,639	$1,875
August	$8,530	$1,666				
Quarter Total	$8,530	$1,666				

On August 18, 2006 the re-work of the second well in this project ("Weil 3-C") was started. This well was successfully completed and placed into production on September 10, 2006.

Well Production and Revenue

The Weil 3-C well has produced at the following levels since being placed into production. We have recorded anticipated revenue for the month of September as shown below.

Production				Revenue		
Month	Gas	Oil		Month	Gas	Oil
	Mcf	Bbl			Mcf	Bbl
September	5,574	203		September	$5,487	$1,903

On September 8, 2006 the re-work of the third well in this project ("Weil 7-C") was started. This well has been successfully completed and was placed into production in October 2006.

We are planning to complete the rework of the other two wells in this project before the end of the fiscal year. Estimated rework costs for the two remaining wells is about $225,000 each. We are responsible for 19% of the rework costs. As of August 31, 2006, we have spent $446,064 in leasehold, drilling, completion and pipeline costs associated with this project.

Caldwell County. On January 31, 2006, we agreed to jointly redevelop an existing oilfield in the Upper Gulf Coast of Texas. We will be going after the Edwards Limestone area. We anticipate having three horizontal wells and one salt water disposal well in the first set of wells if our development efforts are successful. We believe that our cost for those four wells will be approximately $5,000,000. We are currently looking for joint venture partners to complete funding of this project.

Other Areas. In April 2005, we joined a land bank, whose funds were used to acquire leases for the Pearl Prospect. The Pearl Prospect is an onshore site located on the Texas Gulf Coast. As a member of the land bank, Daybreak is entitled to a one-third of one percent (.333333 of 1%) of 8/8ths "overriding royalty interest" (a revenue interest created out of the working interest. Like the royalty interest it entitles the owner to a portion of the gross oil and gas revenue free and clear of all costs of drilling, completion and production) in an anticipated 747.14 acre lease on the Pearl Prospect. Our option to participate in the working interest in the Prospect expired in January 2006. We have contributed $100,000 in cash and $25,000 in unregistered common stock to meet our contractual agreements.

California

Kern County. In May 2005, we agreed to jointly explore an AMI in the southeastern part of the San Joaquin Basin. We initially paid a $12,500 fee to secure the project and the geological concepts. Our agreement calls for us to also pay another $5,000 fee upon the completion of each sub-regional lead that is developed for 3-D seismic survey. Additionally, we will pay another $5,000 fee upon the spud of the first well in each prospect area.

Five prospect areas have been identified and we are actively leasing lands. We have now jointly leased about 25,633 undeveloped acres. We anticipate running seismic surveys before the end of the fiscal year in two of the prospect areas. We are planning to drill at least two wells in each prospect area. Drilling costs are estimated to be about $250,000 per well. We are responsible for fifty percent (50%) of the costs on these projects. As of August 31, 2006, we have spent $232,757 in leasehold and seismic costs associated with this project.

Fresno, Kings, and Tulare Counties. Known as the East Slopes Extension, the AMI for this project encompasses about 2,232 square miles in 62 Townships. We are currently acquiring leases in the AMI and plan to start shooting seismic data by the end of this fiscal year. Drilling costs are again estimated to be about $250,000 per well. We are responsible for fifty percent (50%) of the costs on these projects. As of August 31, 2006, we have spent $43,246 in leasehold and seismic costs associated with this project.

Canada

Alberta, Province. In June 2006, we acquired an interest in a project known as the Forty Mile Coulee, located in South Central Alberta, Canada, near the Alberta Badlands. The target is an area known as the Sunburst formation. We paid 150,000 shares of unregistered common stock (valued at $150,000) for our interest. We have paid $61,960 in completion costs for this project.

Summary Operating Data

The following tables present an unaudited summary of production totals and anticipated revenues for the periods indicated.

Total production from all wells for the quarter ended August 31, 2006 and the months of September and October 2006, are shown below. Again, in the following tables the terms "Mcf" (one thousand cubic feet of natural gas) and "Bbl" (one stock tank barrel, or 42 U.S. gallons liquid volume) are used.

Second Quarter		
Month	Gas	Oil
	Mcf	Bbl
June	11,240	
July	20,213	1,465
August	17,283	1,489
Quarter Total	48,736	2,954

Third Quarter		
Month	Gas	Oil
	Mcf	Bbl
September	27,020	1,329
October	31,295	1,229

Total revenue received and anticipated revenue from all wells for the quarter ended August 31, 2006 and the months of September and October 2006. The October numbers do not include production from the 7-C or the 3-C wells in Corpus Christi, Texas.

Second Quarter		
Month	Gas	Oil
	Mcf	Bbl
June	$44,242	
July	$79,235	$61,618
August	$53,785	$57,753
Quarter Total	$177,262	$119,371

Third Quarter		
Month	Gas	Oil
	Mcf	Bbl
September	$49,250	$33,474
October	$34,814	$35,802

Acreage

The table below shows our developed and undeveloped oil and gas lease acreage as of the date of this Prospectus.

Location	Developed Acres		Undeveloped Acres	
	Gross	Net	Gross	Net
Texas			2,586	143
Louisiana	2,000	960	30,096	14,870
California			25,633	12,817
Total	2,000	960	58,315	27,830

Employees

Prior to March 1, 2006, we had no employees. We now have three employees, Eric L. Moe, our Chief Executive Officer; Bennett W. Anderson, our Chief Operating Officer and Thomas C. Kilbourne, our Treasurer.

From March 1, 2006, through July 31, 2006, we paid Mr. Moe a monthly salary of $6,000. On May 26, 2006, we issued 250,000 shares of unregistered common stock worth $187,500 to Mr. Moe as part of the employment agreement. On August 1, 2006, the salary of Mr. Moe increased to $10,500 per month. On August 31, 2006, we issued Mr. Moe another 250,000 shares of unregistered common stock worth $250,000.

From March 1, 2006, through July 31, 2006, we paid Mr. Anderson a monthly salary of $5,000. On August 1, 2006, the salary of Mr. Anderson increased to $10,500 per month.

From March 1, 2006, through July 31, 2006, we paid Mr. Kilbourne a monthly salary of $5,000. On May 26, 2006, we issued 100,000 shares of unregistered common stock worth $75,000 to Mr. Kilbourne as part of the employment agreement. On August 1, 2006, the salary of Mr. Kilbourne increased to $8,500 per month

Consultants

On March 1, 2005, we entered into an agreement with 413294 Alberta Ltd., an oil and gas consulting company owned by Robert N. Martin, our Company President. Under the terms of the agreement, Jeffrey R. Dworkin and 413294 Alberta, Ltd. were each paid a monthly fee of $1,000. In May 2005, we issued 1,100,000 shares of unregistered common stock to 413294 Alberta, Ltd., as part of this consulting agreement. On October 1, 2006, 413294 Alberta Ltd.'s consulting fee was increased to $4,000 per month. On February 1, 2006, the consulting fee was increased to $12,000 per month. On May 26, 2006, we issued 250,000 shares of unregistered common stock to 413294 Alberta Ltd., as partial compensation for consulting services through the fiscal year ending February 28, 2007. On August 1, 2006, the monthly consulting fee paid to 413294 Alberta Ltd., was increased to $14,500.

On February 1, 2006, Bennett W. Anderson was engaged as a consultant to the company. He was issued 100,000 shares of unregistered common stock as consulting fees on February 17, 2006. On March 1, 2006, Mr. Anderson became an employee of the company and serves as Chief Operating Officer.

All other services are currently contracted for with independent contractors. The Company has not obtained key man life insurance on any of its officers or directors.

Investor Relations Contracts

From March 1, 2005 through February 28, 2006, we had consulting contracts with two investor relations firms. The consultants were engaged on a non-exclusive basis to render information and services to the directors and officers of the Company regarding general financial and business matters, including but not limited to:

- mergers and acquisitions;
- due diligence studies, reorganizations, divestitures;
- capital structures, banking methods and systems;
- periodic reporting as to developments concerning the general financial markets and public securities markets and industry which may be relevant or of interest or concern to the Company or the Company's business;
- guidance and assistance in available alternatives for accounts receivable financing and/or other asset financing;
- Depository Trust Corporation (DTC)/volume/transfer record analysis;
- investor relations assisting with broker information services;

We paid AnMac Enterprises, a company owned by Michael McIntyre of Vernon, British Columbia, Canada a monthly consulting fee of $3,000. On April 27, 2005, we issued 350,000 shares of unregistered common stock worth $87,500 to AnMac Enterprises as part of their consulting fees.

The second investor relations firm we engaged is owned by Eric Moe (appointed CEO on March 1, 2006). We paid a monthly consulting fee of $2,000 from March 1, 2005 through September 30, 2005. From October 1, 2005, through February 28, 2006, we paid a monthly consulting fee of $3,000. On April 27, 2005, we issued 500,000 shares of unregistered common stock worth $125,000 to Mr. Moe as part of his consulting fees. Additionally, on October 5, 2005, we issued another 1,000,000 shares of unregistered common stock worth $250,000 to Mr. Moe.

On March 1, 2006, we renewed our investor relations contract with AnMac Enterprises. The contract will expire on February 28, 2007, at the end of our fiscal year. We now pay a monthly consulting fee of $4,000. On May 10, 2006, we issued 150,000 shares of unregistered common stock worth $112,500 to AnMac Enterprises as part of their consulting fees. These shares were valued at $0.75 per share and will be expensed throughout the fiscal year ended February 28, 2007. On the date of issuance, the closing price of our stock was $2.20. Based on this price the value of the common stock issued was $330,000.

All other services are currently contracted for with independent contractors.

Market Conditions

Our revenues, profitability, and future rate of growth substantially depend on prevailing prices for oil and natural gas. Oil and natural gas prices have been extremely volatile in recent years and are affected by many factors outside our control. Since 1993, prices for West Texas Intermediate crude have ranged from $8.00 to $75.25 per Bbl and the Gulf Coast spot market natural gas price at Henry Hub, Louisiana, has ranged from $1.08 to $15.39 per MMBtu. The volatile nature of energy markets makes it difficult to estimate future prices of oil and natural gas; however, any prolonged period of depressed prices would have a material adverse effect on our results of operations and financial condition.

The marketability of our production depends in part on the availability, proximity, and capacity of natural gas gathering systems, pipelines and processing facilities. Federal and state regulation of oil and natural gas production and transportation, general economic conditions, changes in supply and changes in demand could adversely affect our ability to produce and market our oil and natural gas. If market factors were to change dramatically, the financial impact on us could be substantial. We do not control the market, and the volatility of product prices is beyond our control, and therefore it represents significant risks.

Competition

We are and will remain an insignificant participant among the companies that engage in acquiring oil and/or gas drilling prospects or interests in such prospects and in conducting drilling operations. Due to our limited financial resources and limited management availability, we will continue to be at a significant disadvantage compared to our competitors.

The oil and natural gas industry is competitive for prospects, acreage, and capital. Our competitors include numerous major and independent oil and natural gas companies, individual proprietors, drilling and income programs and partnerships. Many of these competitors possess and employ financial and personnel resources substantially greater than ours and may, therefore, be able to define, evaluate, bid for and purchase more oil and natural gas properties. There is intense competition in marketing oil and natural gas production, and there is competition with other industries to supply the energy and fuel needs of consumers.

REGULATION

General

The availability of a ready market for any oil and natural gas production depends on numerous factors that we do not control. These factors include regulation of oil and natural gas production, federal and state regulations governing environmental quality and pollution control, state limits on allowable rates of production by a well or proration unit, the amount of oil and natural gas available for sale, the availability of adequate pipeline and other transportation and processing facilities, and the marketing of competitive fuels. For example, a productive natural gas well may be "shut-in" because of an oversupply of natural gas or lack of available natural gas pipeline capacity in the areas in which we may conduct operations. State and federal regulations generally are intended to prevent waste of oil and natural gas, protect rights to produce oil and natural gas between multiple owners in a common reservoir, control the amount of oil and natural gas produced by assigning allowable rates of production and control contamination of the environment. Pipelines are subject to the jurisdiction of various federal, state, and local agencies.

Oil and natural gas production operations are subject to various types of regulation by state and federal agencies. Legislation affecting the oil and natural gas industry is under constant review for amendment or expansion. In addition, numerous departments and agencies, both federal and state, are authorized by statute to issue rules and regulations that govern the oil and natural gas industry and its individual members, some of which carry substantial penalties for failure to comply. The regulatory burden on the oil and natural gas industry increases our cost of doing business and, consequently, affects our profitability.

Federal offshore oil and gas leases are granted by the federal government and are administered by the U. S. Minerals Management Service (the "MMS"). These leases require compliance with detailed federal regulations and orders that regulate, among other matters, drilling and operations and the calculation of royalty payments to the federal government. Ownership interests in these leases generally are restricted to United States citizens and domestic corporations. The MMS must approve any assignments of these leases or interests therein.

The federal authorities, as well as many state authorities, require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of oil and gas. Individual states also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and gas properties, the establishment of maximum rates of production from oil and gas wells and the regulation of spacing, plugging, and abandonment of such wells. The statutes and regulations of the federal authorities, as well as many state authorities, limit the rates at which we can produce oil and gas on our properties.

Federal Regulation

The Federal Energy Regulatory Commission ("FERC") regulates interstate natural gas pipeline transportation rates and service conditions, both of which affect the marketing of natural gas produced, as well as revenues received for sales of such natural gas. Since the latter part of 1985, culminating in 1992 in the Order No. 636 series of orders, the FERC has endeavored to make natural gas transportation more accessible to gas buyers and sellers on an open and non-discriminatory basis. The FERC believes "open access" policies are necessary to improve the competitive structure of the interstate natural gas pipeline industry and to create a regulatory framework that will put gas sellers into more direct contractual relations with gas buyers. As a result of the Order No. 636 program, the marketing and pricing of natural gas has been significantly altered. The interstate pipelines' traditional role as wholesalers of natural gas has been terminated and replaced by regulations which require pipelines to provide transportation and storage service to others who buy and sell natural gas. In addition, on February 9, 2000, FERC issued Order No. 637 and promulgated new regulations designed to refine the Order No. 636 "open access" policies and revise the rules applicable to capacity release transactions. These new rules will, among other things, permit existing holders of firm capacity to release or "sell" their capacity to others at rates in excess of FERC's regulated rate for transportation services.

State Regulation of Oil and Natural Gas Production

States where we conduct our oil and natural gas activities regulate the production and sale of oil and natural gas, including requirements for obtaining drilling permits, the method of developing new fields, the spacing and operation of wells and the prevention of waste of natural gas and other resources. In addition, most states regulate the rate of production and may establish the maximum daily production allowables for wells on a market demand or conservation basis.

Environmental Regulation

Our operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require us to acquire a permit before we commence drilling; restrict the types, quantities and concentration of various substances that we can release into the environment in connection with drilling and production activities; limit or prohibit our drilling activities on certain lands lying within wilderness, wetlands and other protected areas; and impose substantial liabilities for pollution resulting from our operations. Moreover, the general trend toward stricter standards in environmental legislation and regulation is likely to continue. For instance, as discussed below, legislation has been proposed in Congress from time to time that would cause certain oil and gas exploration and production wastes to be classified as "hazardous wastes," which would make the wastes subject to much more stringent handling and disposal requirements. If such legislation were enacted, it could have a significant impact on our operating costs, as well as on the operating costs of the oil and natural gas industry in general. Initiatives to further regulate the disposal of oil and gas wastes have also been considered in the past by certain states, and these various initiatives could have a similar impact on us. We believe that our current operations substantially comply with applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on us.

Oil Pollution Act of 1990

The Oil Pollution Act of 1990 (the "OPA") and regulations thereunder impose a variety of regulations on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills in United States waters. A "responsible party" includes the owner or operator of a facility or vessel, or the lessee or permittee of the area where an offshore facility is located. The OPA makes each responsible party liable for oil-removal costs and a variety of public and private damages. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the party caused the spill by gross negligence or willful misconduct or if the spill resulted from a violation of a federal safety, construction, or operating regulation. The liability limits likewise do not apply if the party fails to report a spill or to cooperate fully in the cleanup. Few defenses exist to the liability imposed by the OPA.

The OPA also imposes ongoing requirements on a responsible party, including the requirement to maintain proof of financial responsibility to be able to cover at least some costs if a spill occurs. In this regard, the OPA requires the lessee or permittee of an offshore area in which a covered offshore facility is located to establish and maintain evidence of financial responsibility in the amount of $35 million ($19 million if the offshore facility is located landward of the seaward boundary of a state) to cover liabilities related to a crude oil spill for which such person is statutorily responsible. The amount of required financial responsibility may be increased above the minimum amounts to an amount not exceeding $150 million depending on the risk represented by the quantity or quality of crude oil that is handled by the facility. The MMS has promulgated regulations that implement the financial responsibility requirements of the OPA. Under the MMS regulations, the amount of financial responsibility required for an offshore facility is increased above the minimum amount if the "worst case" oil spill volume calculated for the facility exceeds certain limits established in the regulations.

The OPA also imposes other requirements, such as the preparation of an oil-spill contingency plan. Failure to comply with ongoing requirements or inadequate cooperation during a spill may subject a responsible party to civil or criminal enforcement actions. We are not aware of any action or event that would subject us to liability under the OPA and we believe that compliance with the OPA's financial responsibility and other operating requirements will not have a material adverse impact on us.

CERCLA

The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, and comparable state statutes impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances. Under CERCLA, persons or companies that are statutorily liable for a release could be subject to joint-and-several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We have not been notified by any governmental agency or third party that we are responsible under CERCLA or a comparable state statute for a release of hazardous substances.

Clean Water Act

The Federal Water Pollution Control Act of 1972, as amended (the "Clean Water Act"), imposes restrictions and controls on the discharge of produced waters and other oil and gas wastes into navigable waters. These controls have become more stringent over the years, and it is possible that additional restrictions will be imposed in the future. Permits must be obtained to discharge pollutants into state and federal waters. Certain state regulations and the general permits issued under the Federal National Pollutant Discharge Elimination System program prohibit the discharge of produced waters and sand, drilling fluids, drill cuttings and certain other substances related to the oil and gas industry into certain coastal and offshore water. The Clean Water Act provides for civil, criminal, and administrative penalties for unauthorized discharges for oil and other hazardous substances and imposes liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release. Comparable state statutes impose liability and authorize penalties in the case of an unauthorized discharge of petroleum or its derivatives, or other hazardous substances, into state waters. We believe that our operations comply in all material respects with the requirements of the Clean Water Act and state statutes enacted to control water pollution.

Resources Conservation and Recovery Act

The Resource Conservation and Recovery Act ("RCRA") is the principal federal statute governing the treatment, storage, and disposal of hazardous wastes. RCRA imposes stringent operating requirements, and liability for failure to meet such requirements, on a person who is either a "generator" or "transporter" of hazardous waste or an "owner" or "operator" of a hazardous waste treatment, storage, or disposal facility. At present, RCRA includes a statutory exemption that allows most crude oil and natural gas exploration and production waste to be classified as nonhazardous waste. A similar exemption is contained in many of the state counterparts to RCRA. As a result, we are not required to comply with a substantial portion of RCRA's requirements because our operations generate minimal quantities of hazardous wastes. At various times in the past, proposals have been made to amend RCRA to rescind the exemption that excludes crude oil and natural gas exploration and production wastes from regulation as hazardous waste. Repeal or modification of similar exemptions in applicable state statutes, would increase the volume of hazardous waste we are required to manage and dispose of and could cause us to incur increased operating expenses.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION OR PLAN OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and the related notes and other information included elsewhere in this Prospectus.

Long Term Success

Our success depends on the successful acquisition and drilling of commercial grade oil and gas properties and the prevailing prices for oil and natural gas. Oil and natural gas prices have been extremely volatile in recent years and are affected by many factors outside our control. This volatile nature of the energy markets makes it difficult to estimate future prices of oil and natural gas; however, any prolonged period of depressed prices would have a material adverse effect on our results of operations and financial condition.

Since our inception, we have suffered recurring losses from operations and have depended on external financing to sustain our operations. During the year ended February 28, 2006, we reported losses of $2,025,282. There is no assurance that we will be able to achieve profitability.

Critical Accounting Policies and Estimates

Successful Efforts Method of Accounting for Oil and Gas Operations

The Company follows the successful efforts method of accounting for its oil and gas operations. Under this method of accounting, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether an individual well finds proved reserves. If an exploratory well requires a major capital expenditure before production can begin, the cost of drilling the exploratory well will continue to be carried as an asset pending determination of whether proved reserves have been found only as long as: i) the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made and ii) drilling of the additional exploratory wells is under way or firmly planned for the near future. If drilling in the area is not under way or firmly planned, or if the well has not found a commercially producible quantity of reserves, the exploratory well is assumed to be impaired, and its costs are charged to expense. In the absence of a determination as to whether the reserves that have been found can be classified as proved, the costs of drilling such an exploratory well is not carried as an asset for more than one year following completion of drilling. If, after that year has passed, a determination that proved reserves exist cannot be made, the well is assumed to be impaired, and its costs are charged to expense. Its costs can, however, continue to be capitalized, if sufficient quantities of reserves are discovered in the well to justify its completion as a producing well and sufficient progress is made in assessing the reserves and the well's economic and operating feasibility. Development costs of proved oil and gas properties, including estimated dismantlement, restoration and abandonment costs and acquisition costs, are depreciated and depleted on a field basis by the units-of-production method using proved developed and proved reserves, respectively

Asset Retirement Obligation

The Company adopted Statement of Financial Accounting Standards 143, "Accounting for Asset Retirement Obligations," which establishes a uniform methodology for accounting for estimated reclamation and abandonment costs. The Company records a separate liability for the discounted present value of the Company's asset retirement obligations, with an offsetting increase to the related oil and gas properties on the balance sheet. Inherent in the present value calculation are numerous assumptions and judgments including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement, and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the present value of the existing Asset Retirement Obligation liability, a corresponding adjustment is made to the oil and gas property balance.

Income Taxes

We record deferred tax assets and liabilities to account for the expected future tax consequences of events that have been recognized in our financial statements and our tax returns. We routinely assess the reliability of our deferred tax assets. If we conclude that it is more likely than not that some portion or all of the deferred tax assets will not be realized under accounting standards, the tax asset would be reduced by a valuation allowance. We consider future taxable income in making such assessments. Numerous judgments and assumptions are inherent in the determination of future taxable income, including factors such as future operating conditions (particularly as related to prevailing oil and gas prices).

Stock-Based Compensation

The Company adopted the provisions of SFAS No. 123-R "Share-Based Payment", which provides that all vested stock based compensation awards issued for services are recorded at fair value, based upon management's estimate of the fair value of the shares at the time of grant and the value of services rendered. Awards granted in future periods will be valued on the date of grant and, if appropriate, expensed using a straight-line basis over the required service period. This accounting policy also applies to share-based transactions to acquire assets or to settle liabilities.

Financial Statements

The following financial information should be read in conjunction with the Company's 10-KSB audited financial statements appearing elsewhere in this Prospectus.

Fiscal Year Ended February 28, 2006 compared to Fiscal Year Ended February 28, 2005.

Balance Sheet. Our assets increased $1,969,478 from $532 in 2005 to $1,970,010 in 2006. We had no revenues during 2006. The increase in our assets is attributed to our financing activities and oil and gas leases. On February 28, 2005, we had total assets of $532, comprised mainly of prepaid expenses; and $8,371 in liabilities, comprised entirely of accounts payable. As of February 28, 2006, we had assets of $1,970,010, comprised mainly of cash $806,027, deposits on equipment $250,000, and oil and gas properties $895,400. The $895,400 was from three projects. The Saxet Field in Corpus Christi, Texas for $50,000, the Pearl Prospect in Nueces County, Texas for $125,000 and The Tuscaloosa Project in Tensas Parish, Louisiana for $720,400. Our liabilities were $1,167,347, comprised mainly of short-term debt $1,159,077 and interest payable to existing noteholders $8,270.

Accumulated Deficit. Our accumulated deficit increased from ($736,035) on February 28, 2005, to ($2,761,317) on February 28, 2006. The increase in the accumulated deficit resulted from the $2,025,282 operating loss for the fiscal year ended February 28, 2006, discussed below. This included the write off of $253,500 of costs involved with drilling our well in Texas that was a dry hole and had to be abandoned.

Income Statement. We had no revenue in the years ended February 28, 2006 or 2005. Our expenses increased from $42,059 in 2005 to $1,996,161 in 2006. The increase in expenses included $1,748,284 in Non-Cash Activities, which primarily comprised common stock issuances for management and directors fees of $731,250; investor relations fees of $620,000; oil and gas properties of $175,000. Our Operating Loss increased from $29,271 in 2005 to $2,025,282 in 2006.

The increase in our operating expenses is directly related to the addition of technical staff, engagement of consultants, and related overall increases in costs related to corporate management activities, investor relations and financing efforts associated with the development of our oil and gas activities. Specifically, during the fiscal year ended February 28, 2006, legal and accounting expenses were $89,073, management and directors' fees were $791,300, investor relations fees were $687,575, and exploration and drilling expenses were $327,469, while during the year ended February 28, 2005, the Company had none of these expenses. General and administrative expenses increased from $42,059 in the fiscal year ended February 28, 2005, to $100,744 during the fiscal year ended February 28, 2006.

Cash Activities

1)   Cash used by <u>operating activities</u> for the fiscal year ended February 28, 2006, was ($646,686) compared to ($33,728) for the same period ending February 28, 2005. This increase was primarily due to our exploration and drilling activities.

2)   Cash used by <u>investing activities</u> for the fiscal year ended February 28, 2006, was ($970,400) compared to $12,748 for the same period ending February 28, 2005. This difference was due to our investments in oil and gas properties of $720,400 and deposits on equipment of $250,000.

3)   Cash from <u>financing activities</u> for the fiscal year ended February 28, 2006, was $2,423,022 compared to zero for the same period ending February 28, 2005. This difference resulted from the net proceeds from the sale of our common stock of $1,087,500 and net proceeds from loans of $1,335,522.

Non-Cash Activities. For the fiscal year ended February 28, 2006, we issued common stock for non-cash activities totaling $1,748,284 compared to zero for the same period ending February 28, 2005. This was comprised of $175,000 for oil and gas properties, $731,250 for management and directors fees, $620,000 for Investor Relations fees, $201,534 for satisfaction of loans and accrued interest, $16,500 of financing fees and $4,000 for miscellaneous services.

Liquidity and Capital Resources

Our business is capital intensive. Our ability to grow is dependent upon our ability to obtain outside capital and generate cash flows from operating activities to fund our investment activities. At this time, we still do not have any cash flow from our exploration and development activities. Our independent registered auditors have expressed a substantial doubt regarding our ability to continue as a going concern.

Our only source of funds in the fiscal year ending February 28, 2006 was through the debt or equity markets. From the private placement that was conducted in the fiscal year we received $1,100,000. In the third quarter of the fiscal year ending February 28, 2007, we started to receive production revenue checks from our well in

Louisiana. We anticipate starting to receive production revenue checks from our wells in Texas in our fourth quarter of this fiscal year. From the two private placements we conducted in this fiscal year, we received funds of $8,881,705. Through August 31, 2006, we have capitalized $3,369,678 in oil and gas projects and spend another $399,807 in exploration and drilling expenses. Our cash on hand is $6,868,572. Our project development budget plans for us to spend approximately $1,500,000 on California projects; $4,500,000 on Louisiana projects and $1,000,000 on Texas projects. We anticipate an increase in our development activity throughout the next fiscal year. We our planning on exploring funding methods other than the equity markets to meet our budgetary needs for the fiscal year ending February 29, 2008.

Our business model is focused on acquiring developmental properties and also existing production. Our ability to generate future revenues and operating cash flow will depend on successful exploration, and/or acquisition of oil and gas producing properties.

Convertible Debentures

1) From March through August of this fiscal year, six shareholders, officers or directors advanced the company, through 27 loans, approximately $168,821 to finance our operating activities. These convertible debentures were for a term of one year, with a six percent interest rate. The notes were convertible to unregistered common stock after six months from the date of issuance at an exchange rate of $0.25 per share.

A private placement offering for that same share value was being planned and conducted during the time the loans were made by these individuals to the Company. The minimum six month holding period before conversion has now passed and five shareholders, officers and directors have all converted their notes to unregistered common stock. As of February 28, 2006, one shareholder who loaned the Company $32,000 had not yet converted his notes to unregistered common stock.

2) Between January 25, 2006 and February 8, 2006, we borrowed a total of $806,700 from seven shareholders to help finance exploration activities as well as increase operating capital. The term of these Convertible Debentures was for one year at a 10% interest rate. The notes are convertible to unregistered common stock after 61 days from the date of issuance. The conversion rate is $0.50 per share. None of these notes have yet been converted to unregistered common stock as of February 28, 2006.

3) At the end of February and first part of March 2006, we borrowed $225,001 from three shareholders to meet operating capital needs. The term of these Convertible Debentures, was for one year at a 10% interest rate. The notes are convertible to unregistered common stock after 61 days from the date of issuance. The conversion rate is $0.75 per share. As of the date of this Prospectus none of these notes have been converted to unregistered common stock.

Private Placement

On July 18, 2006, the Company closed on a private placement sale of 1,399,765 units for net proceeds of $3,651,702, Bathgate Capital Partners, of Denver, Colorado was the placement agent. A son of Dale Lavigne (the Chairman and a director of the Company) is an employee of Bathgate Capital Partners. Each unit that was sold in the private placement contains one Series A Convertible Preferred share and two Common Stock Purchase Warrants. The Series A Convertible Preferred share is convertible into three shares of common stock. The Preferred Shares shall be automatically converted into Conversion Shares, if the Conversion Shares are registered under the Act and at any time after the effective date of the registration statement the Company's Common Stock closes at or above $3.00 per share for twenty (20) out of thirty (30) trading days. The Warrants are exercisable for a period of five (5) years after the closing date at an exercise price of $2.00 per Share, subject to anti-dilution provisions. The terms of the offering require us to register both the conversion shares and the common shares underlying the warrants with the Securities and Exchange Commission. The net proceeds of the offering will be used to acquire more mineral rights on leases; drilling costs on wells and ongoing operating expenses.

Line of Credit

On December 19, 2005, we received an advance of $60,000 on a warehousing line of credit from a financing company, Genesis Financial Inc., to help finance operating activities. This warehousing line of credit for $180,000 was set up to fund the completion costs of the Ginny South Prospect in Texas. When the exploratory well was plugged and abandoned, the remaining balance of this line of credit was not utilized and was therefore cancelled. The $60,000 line of credit was subsequently converted to unregistered common stock at the rate of $0.25 per share which resulted in 240,000 shares of stock being issued to satisfy this debt.

Loan Agreement

On February 24, 2006, we borrowed $100,000 from a financing company, Genesis Financial Inc., to help finance operating activities. The term of the loan agreement is for one year at a 10% interest rate. The loan may be converted to unregistered common stock after 61 days from the date of issuance at Genesis' option. The conversion rate is $0.75 per share. On June 6, 2006 the loan was converted to 137,023 shares of common stock

Private Placement

Commencing on March 3, 2006 and closing on May 19, 2006, we conducted a private placement of our common stock. The unregistered common stock was sold for $1.50 per unit. Gross proceeds of this private placement were $6,020,404. There were one hundred and eighteen (118) individual investors that participated in this offering. Net proceeds of $5,198,256 were realized with $822,148 in placement agent fees charged to additional paid in capital. The Company engaged Bathgate Capital Partners as the placement agent to assist in selling this offering. A son of Dale Lavigne (the Chairman and a director of the Company) is an employee of Bathgate Capital Partners. Each unit was comprised of two shares of common stock and one warrant to purchase a warrant share of common stock. The warrant is exercisable at $2.00 for a period of five years. There was also a cashless warrant provision in the offering. The terms of the offering call for us to register both the common shares and the underlying warrants with the Securities and Exchange Commission. This private placement increased our authorized and issued common stock by 8,027,206 shares. This does not include the additional shares that will be issued if any of the associated warrants with the private placement are exercised. The net proceeds of the offering have been used to acquire more mineral rights on leases in Louisiana; drilling costs on wells in Texas and ongoing operating expenses. The trading prices of the common stock during the private placement period ranged from a low of $ 1.66 per share to a high of $ 2.80 per share. The proceeds from this offering were allocated to the following expenditures:

- Land acquisition;
- Drilling additional wells;
- Connecting well to pipeline;
- Seismic exploration;
- General and administrative expenses;
- Legal and accounting expenses;

Gas Pipeline Financing

In May 2006, we financed our interest in the gas pipeline that is connected to the "F-1" well. This financing agreement was with Hooper Oil and Gas Partners, LLC, a company controlled by Keith A. Hooper who is a Daybreak shareholder. This financing arrangement was for $200,000. The sale and lease back agreement gives us an option to repurchase the pipeline for $220,000 sometime between November, 2006 and November, 2008. Additionally, we will pay a one percent (1%) interest on the production revenue for the life of the F-1 well. The reason was for this financing arrangement was to preserve cash for operating expenses and other oil and gas projects.

Private Placement

Commencing on July 7, 2006 and closing on July 18, 2006, we conducted a private placement of our "Series A Preferred Stock." The preferred stock was sold for $3.00 per unit. The Company sold 1,399,765 units for gross proceeds of $4,199,291. There were one hundred (100) individual investors that participated in this offering. Net proceeds of $3,651,702 were realized with $547,589 in placement agent fees charged to additional paid in capital. The Company engaged Bathgate Capital Partners as the placement agent to assist in selling this offering. A son of Dale Lavigne (the Chairman and a director of the Company) is an employee of Bathgate Capital Partners. Each unit that was sold in the private placement contains one Series A Convertible Preferred share and two Common Stock Purchase Warrants. The Series A Convertible Preferred share is convertible into three shares of common stock. The Preferred Shares shall be automatically converted into Conversion Shares, if the Conversion Shares are registered under the Act and at any time after the effective date of the registration statement the Company's Common Stock closes at or above $3.00 per share for twenty (20) out of thirty trading days (30) days. The Warrants are exercisable for a period of five (5) years after the closing date at an exercise price of $2.00 per Share, subject to anti-dilution provisions. The terms of the offering require us to register both the conversion shares and the common shares underlying the warrants with the Securities and Exchange Commission. The trading prices of the common stock during the private placement period ranged from a low of $2.20 per share to a high of $2.35 per share. The proceeds from this offering were allocated to the following expenditures:

- Completions of wells;
- Connecting well to pipeline;
- Drilling additional wells;
- Working capital;

On September 22, 2006, we issued to Strike Oil & Minerals, Corp. of Georgetown, TX 72,500 shares of unregistered common stock worth $72,500 as partial payment on the purchase on an additional 8% working interest in the Tuscaloosa Project in NE Louisiana. These shares were valued at $1.00 per share and were capitalized under oil and gas acquisitions. On September 22, 2006, the closing price of our stock was $1.50. Based on the closing price of our stock the value of the transaction was $108,750.

Summary

Our ability to continue as a going concern depends on our ability to raise substantial funds for use in our planned exploration and development activities, and upon the success of our fundraising activities.

We intend to obtain the funds for our planned exploration and development activities by various methods, which might include the issuance of equity or debt securities or obtaining joint venture partners or participating in limited partnerships. No assurance can be given that we will be able to obtain any additional financing on favorable terms, if at all.

Raising additional funds by issuing common or preferred stock will further dilute our existing stockholders. Currently, this is the only method that has been available to create the cash flow necessary to fund the growth of our Company.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS

Name	Age	Position(s) w/the Company	Director Since
Dale B. Lavigne	75	Director/Chairman	March 1965
Robert N. Martin	52	Director/President	December 2004
Eric L. Moe	42	Director/Chief Executive Officer	March 2006
Jeffrey R. Dworkin	48	Director/Secretary	December 2004
Terrence J. Dunne	58	Director/Chief Financial Officer	January 2006
Thomas C. Kilbourne	55	Director/Treasurer/Controller	January 2001
Michael Curtis	52	Director	December 2004
Ronald D. Lavigne	52	Director	July 1999

NON DIRECTOR EXECUTIVE OFFICERS

Bennett W. Anderson	45	Chief Operating Officer	March 2006

Robert N. Martin, a Professional Geologist, is the President and a Director of the Company. Mr. Martin graduated from McGill University with a Bachelor of Science degree. Prior to becoming the President of the Company in December 2004, Mr. Martin was the President of LongBow Energy Corporation from October 2003 until October 2004. Mr. Martin worked as an independent consultant in the Canadian oil and gas industry between December 2002 and October 2003. From September 2000 until November 2002, Mr. Martin was the Vice President of Exploration for New Energy West LTD. of Calgary, Alberta. Mr. Martin is a member of the Association of Professional Geologists, Geophysicists and Engineers of Alberta and a member of the Canadian Society of Petroleum Geologists.

Eric L. Moe has over 21 years of experience in the finance field. His activities have included being a registered representative with several NASD member securities firms; and a Senior Partner, Vice President and branch manager of a registered broker dealer. Since 1998, Mr. Moe has been consulting to both private and public companies specializing in mergers and acquisitions and is currently providing investor relations services to several public companies. During his career Mr. Moe has assisted in raising over $100,000,000 in equity and debt financing. Mr. Moe attended Eastern Washington University.

Dale B. Lavigne is Chairman of the Board and a Director of the Company. Mr. Lavigne has been a director of the Company since 1965 and served as the Company's President from 1989 until December 2004. Mr. Lavigne graduated from the University of Montana with a B. S. Degree in Pharmacy. For the past 47 years, Mr. Lavigne has been the Chairman and a Director of the Osburn Drug Company, Inc., a 4-store chain of drug stores in North Idaho. Mr. Lavigne is also a Director and Officer of Metropolitan Mines, Inc., a reporting publicly held, inactive mineral exploration company. Mr. Lavigne is the former Chairman of the First National Bank of North Idaho; a former member of the Gonzaga University Board of Regents; former President of the Silver Valley Economic Development Corporation and a current member of the Governor's Task Force on Rural Idaho. Mr. Lavigne is the father of Ronald B. Lavigne and the father-in-law of Thomas C. Kilbourne.

Bennett W. Anderson serves as Chief Operating Officer. Since 2002, Mr. Anderson has been actively involved in the public and private finance markets. Mr. Anderson most recently served as a Senior Vice President with Novell from 1998-2002. His duties included product direction, strategy and market direction, and training and support for the field sales staff. He led 25 product managers in supporting products and suites with revenues of $60,000,000 and an annual growth rate of 80%. He also managed 300 engineers to develop more than 20 core technologies. From 1978 to 1982, Mr. Anderson worked as a rig hand and was involved in drilling over a dozen wells in North Dakota. He holds a B.S. degree from Brigham Young University in Computer Science and graduated with University Honors of Distinction.

Michael Curtis is a Director of the Company. Since January 1998, Mr. Curtis has been the president of Cardwell Capital Corporation, a private investment and trading company that invests in private and public corporations in the North American Markets.

Terrence J. Dunne serves as Chief Financial Officer and a Director of the Company. For more than the past five years Mr. Dunne has operated Terrence J. Dunne & Associates, a sole proprietorship which provides bookkeeping, income tax return preparation and business consulting services for small businesses. Mr. Dunne received his BBA, MBA and Masters in Taxation degrees from Gonzaga University.

Jeffrey R. Dworkin is a Director and Corporate Secretary of the Company. Mr. Dworkin graduated from Queens University with a Bachelor of Arts Degree and the London School of Economics with a Bachelor of Laws Degree. Since 2000, Mr. Dworkin has been employed by LongBow Energy Corp., a junior oil and gas company listed on the TSX Venture Exchange, and assisted in the raising of approximately Cdn$3 MM. Mr. Dworkin declared personal bankruptcy under Canadian law on September 3, 2003 and was discharged on June 3, 2004.

Thomas C. Kilbourne is the Treasurer and a Director of the Company and is formerly its Chief Financial Officer. Mr. Kilbourne has been an officer and director of the Company since January 2001. He graduated from the University of Montana with a BS Degree in Business Administration and Finance. Mr. Kilbourne has been the Chief Financial Officer and a Director of the Osburn Drug Company since 1999. Mr. Kilbourne is the son-in-law of Dale Lavigne and the brother-in-law of Ronald Lavigne.

Ronald D. Lavigne is a Director of the Company. Mr. Lavigne has served as a Director of the Company since July of 1999. Mr. Lavigne graduated from the University of Montana with a BS Degree in Pharmacy. Mr. Lavigne is the President and a Director of the Osburn Drug Company. Mr. Lavigne is the son of Dale Lavigne and the brother-in-law of Thomas Kilbourne.

Directors' Term of Office

Directors hold office until the next annual meeting of shareholders and the election and qualification of their successors. Officers are elected annually by our board of directors and serve at the discretion of the board of directors.

Director Compensation

Directors of the Company are compensated for their services at a rate of $750 per month. These fees are paid quarterly.

Committees of the Board of Directors

Audit Committee

The Audit Committee is responsible for monitoring the integrity of the Company's financial reporting standards and practices and its financial statements, overseeing the Company's compliance with ethics and compliance policies and legal and regulatory requirements, and selecting, compensating, overseeing, and evaluating the Company's independent auditors.

The members of the Audit Committee are Dale Lavigne, Terrence Dunne and Ronald Lavigne. None of these Audit Committee members is independent as defined in Rule 4200(a)(15) of the NASD's listing standards. The Board has determined that Terrence Dunne does qualify as an "audit committee financial expert" on the Audit Committee, as that term is defined in the rules of the Securities and Exchange Commission.

In forming our Board of Directors, we sought out individuals who would be able to guide our operations based on their business experience, both past and present, or their education. Responsibility for our operations is centralized within management. We rely on the assistance of others, such as our out sourced consultant, to help us with the preparation of our financial information. We recognize that having a person who possesses all of the attributes of an independent audit committee financial expert would be a valuable addition to our Board of Directors, however, we are not, at this time, able to compensate such a person therefore, we may find it difficult to attract such a candidate.

Compensation Committee

The members of the Compensation Committee are Dale Lavigne, Terrence Dunne and Michael Curtis.

Nominating Committee

The entire Board of Directors serves as the nominating committee.

Code of Ethics

The Company has adopted a Code of Ethics that applies to the Company's executive officers and directors. The Company will provide, without charge, a copy of the Code of Ethics on the written request of any person addressed to the Company at, Daybreak Oil and Gas, Inc. 601 W. Main Ave., Suite 1012; Spokane, WA 99201. Our code of ethics can also be viewed on our Company website.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation paid by the Company to its Chief Executive Officer and executive officers whose total annual salary and bonus exceeded $100,000 during the past three calendar years ("Executive Officers"). The table also includes the five highest paid individuals in the company. Except as set forth below, no officer or Executive Officer of the Company received compensation in excess of $100,000 during the past three calendar years. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

| | | Annual Compensation | | | Long-Term Compensation | | | |
| | | | | | Awards | | Payouts | |
Name and Principal Position	Fiscal Year Ended February 28th	Salary	Bonus	Other Annual Compensation	Unregistered Options & Awards	Securities Underlying LTIP SARs	All Other Payouts	All Other Compen-sation
Robert Martin, President [1] [2] [3]	2006	$315,050 [3]	N/A	N/A	None	None	None	None
	2005	None	N/A	N/A	None	None	None	None
	2004	None	N/A	N/A	None	None	None	None
Thomas Kilbourne, Treasurer [1] [4]	2006	$100,000 [4]	N/A	N/A	None	None	None	None
	2005	None	N/A	N/A	None	None	None	None
	2004	None	N/A	N/A	None	None	None	None
Terrence Dunne, Director [4] [5]	2006	$100,000 [4]	N/A	N/A	None	None	None	None
	2005	None	N/A	N/A	None	None	None	None
	2004	None	N/A	N/A	None	None	None	None
Dale B. Lavigne, Director [1] [4]	2006	$75,000 [4]	N/A	N/A	None	None	None	None
	2005	None	N/A	N/A	None	None	None	None
	2004	None	N/A	N/A	None	None	None	None
Ronald D. Lavigne, Director [1] [4]	2006	$75,000 [4]	N/A	N/A	None	None	None	None
	2005	None	N/A	N/A	None	None	None	None
	2004	None	N/A	N/A	None	None	None	None
Jeffrey Dworkin, Director [1] [4]	2006	$12,.000 [4]	N/A	N/A	None	None	None	None
	2005	None	N/A	N/A	None	None	None	None
	2004	None	N/A	N/A	None	None	None	None

(1) In addition to the compensation described above, this individual also received Directors fees of $9,000 during the fiscal year ended February 28, 2006. The $9,000 was paid in unregistered common stock.

(2) Payments for Mr. Martin's services are paid directly to 413294 Alberta Ltd., a Canadian Company.

(3) Included in this amount is $275,000 paid in unregistered common stock.

(4) This amount was paid in unregistered common stock

(5) In addition to the compensation described above, this individual also received Directors fees of $2,250 during the fiscal year ended February 28, 2006. The $2,250 was paid in unregistered common stock.

Employment Contracts

We entered into verbal one-year employment agreements on March 1, 2006, with Eric Moe, Chief Executive Officer, Bennett Anderson, Chief Operating Officer and Thomas Kilbourne, our Treasurer. Those employment agreements are currently being reduced to written agreements.

From March 1, 2006, through July 31, 2006, we paid Mr. Moe a monthly salary of $6,000. On May 26, 2006, we issued 250,000 shares of unregistered common stock worth $187,500 to Mr. Moe as part of the employment agreement. These shares were valued at $0.75 per share and will be expensed throughout the fiscal year ended February 28, 2007. On the date of issuance, the closing price of our stock was $2.95. Based on this price the value of the common stock issued was $737,500. On August 1, 2006, the salary of Mr. Moe increased to $10,500 per month. On August 31, 2006, we issued Mr. Moe another 250,000 shares of unregistered common stock worth $250,000. These shares were valued at $1.00 per share and will be expensed throughout the remainder of the fiscal year ending February 28, 2007. On the date of issuance, the closing price of our stock was $2.00. Based on this price the value of the common stock issued was $500,000.

From March 1, 2006, through July 31, 2006, we paid Mr. Anderson a monthly salary of $5,000. On August 1, 2006, the salary of Mr. Anderson increased to $10,500 per month.

From March 1, 2006, through July 31, 2006, we paid Mr. Kilbourne a monthly salary of $5,000. On May 26, 2006, we issued 100,000 shares of unregistered common stock worth $75,000 to Mr. Kilbourne as part of the employment agreement. These shares were valued at $0.75 per share and will be expensed throughout the fiscal year ended February 28, 2007. On the date of issuance, the closing price of our stock was $2.95. Based on this price the value of the common stock issued was $295,000. On August 1, 2006, the salary of Mr. Kilbourne increased to $8,500 per month

We also have a one-year contract with a private consulting firm, 413294 Alberta, Ltd., that supplies the services of our company President, Robert Martin. From March 1, 2006, through July 31, 2006, we paid 413294 Alberta Ltd., a monthly consulting fee of $12,000. On May 26, 2006, we issued 250,000 shares of unregistered common stock worth $187,500 to 413294 Alberta Ltd., as part of the consulting agreement. These shares were valued at $0.75 per share and will be expensed throughout the fiscal year ended February 28, 2007. On the date of issuance, the closing price of our stock was $2.95. Based on this price the value of the common stock issued was $737,500. On August 1, 2006, the monthly consulting fee of 413294 Alberta Ltd., increased to $14,500.

In all of the above stock issuance transactions the unregistered stock was valued based on the "fair value" on the date of the agreements or the date of issuance. The Company had private placement offerings of our stock during or close to the same time periods.

All other services are currently contracted for with independent contractors. The Company has not obtained key man life insurance on any of its officers or directors.

Investor Relations Contracts

From March 1, 2005 through February 28, 2006, we had consulting contracts with two investor relations firms. The consultants were engaged on a non-exclusive basis to render information and services to the directors and officers of the Company regarding general financial and business matters, including but not limited to:

- mergers and acquisitions;
- due diligence studies, reorganizations, divestitures;

- capital structures, banking methods and systems;
- periodic reporting as to developments concerning the general financial markets and public securities markets and industry which may be relevant or of interest or concern to the Company or the Company's business;
- guidance and assistance in available alternatives for accounts receivable financing and/or other asset financing;
- DTC/volume/transfer record analysis;
- investor relations assisting with broker information services;

We paid AnMac Enterprises, a company owned by Michael McIntyre of Vernon, British Columbia, Canada a monthly consulting fee of $3,000. On April 27, 2005, we issued 350,000 shares of unregistered common stock worth $87,500 to AnMac Enterprises as part of their consulting fees. These shares were valued at $0.25 per share and were expensed throughout the fiscal year ended February 28, 2006. On the date of issuance, the closing price of our stock was $0.33. Based on this price the value of the common stock issued was $115,500.

The second investor relations firm we engaged is owned by Eric Moe (appointed CEO on March 1, 2006). We paid a monthly consulting fee of $2,000 from March 1, 2005 through September 30, 2005. From October 1, 2005, through February 28, 2006, we paid a monthly consulting fee of $3,000. On April 27, 2005, we issued 500,000 shares of unregistered common stock worth $125,000 to Mr. Moe as part of his consulting fees. These shares were valued at $0.25 per share and were expensed throughout the fiscal year ended February 28, 2006. On the date of issuance, the closing price of our stock was $0.33. Based on this price the value of the common stock issued was $165,000. Additionally, on October 5, 2005, we issued another 1,000,000 shares of unregistered common stock worth $250,000 to Mr. Moe. These shares were valued at $0.25 per share and were expensed throughout the fiscal year ended February 28, 2006. On the date of issuance, the closing price of our stock was $0.64. Based on this price the value of the common stock issued was $640,000.

On March 1, 2006, we renewed our investor relations contract with AnMac Enterprises. The contract will expire on February 28, 2007, at the end of our fiscal year. We now pay a monthly consulting fee of $4,000. On May 10, 2006, we issued 150,000 shares of unregistered common stock worth $112,500 to AnMac Enterprises as part of their consulting fees. These shares were valued at $0.75 per share and will be expensed throughout the fiscal year ended February 28, 2007. On the date of issuance, the closing price of our stock was $2.20. Based on this price the value of the common stock issued was $330,000.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

For the fiscal years ended February 28, 2005 and February 28, 2004 there were no related party transactions.

During the fiscal year ended February 28, 2006, we had the following related party transactions:

Shareholder and director loans – Convertible notes

Summary

From March 19, 2005 until August 31, 2005, five shareholders of whom three were officers and directors and the other two were 10% control persons (at the time) made 26 loans to the company for a total value of $158,821 in the form of convertible notes. These notes had the following features: one year term, six percent interest rate and the notes were convertible after six months to unregistered common stock at the note holder's option.

The conversion rate was set at $0.25 per share because a private placement offering was in effect at the same time for that price. These loans were necessary because the market price of our stock was trading between

$0.25 and $0.50 at this time and participation in the private placement offering was limited. Both the principal and the accrued interest could be converted to unregistered common stock. As of August 31, 2006, all of these notes have been converted to unregistered common stock. A total of $158,821 has been converted to a total of 662,360 shares of stock. This stock conversion includes $6,770 in interest.

Individual Convertible Note Transactions

On March 19, 2005, Terrence Dunne (appointed a director in January 2006 and CFO in April 2006), a shareholder and 10% control person, loaned the company $623 to meet ongoing operating expenses. On November 28, 2005, Mr. Dunne converted the note plus interest into unregistered common stock. He was issued 2,593 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $0.52. Based on this price the value of the principal in the conversion was $1,296.

On March 22, 2005, Terrence Dunne (appointed a director in January 2006 and CFO in April 2006), a shareholder and 10% control person, loaned the company $10,216 to meet ongoing operating expenses. On November 28, 2005, Mr. Dunne converted the note plus interest into unregistered common stock. He was issued 42,503 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $0.52. Based on this price the value of the principal in the conversion was $21,249.

On March 23, 2005, Dale Lavigne, a director and shareholder, loaned the company $15,000 to meet ongoing operating expenses. On November 28, 2005, Mr. Lavigne converted the note plus interest into unregistered common stock. He was Based on this price the value of the principal in the conversion was issued 62,397 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $0.52. Based on this price the value of the principal in the conversion was $31,200.

On March 23, 2005, Ronald Lavigne, a director and shareholder, loaned the company $3,000 to meet ongoing operating expenses. On November 28, 2005, Mr. Lavigne converted the note plus interest into unregistered common stock. He was issued 12,479 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $0.52. Based on this price the value of the principal in the conversion was $6,240.

On March 25, 2005, Thomas Kilbourne, a director, Treasurer and shareholder loaned the company $3,000 to meet ongoing operating expenses. On November 28, 2005, Mr. Kilbourne converted the note plus interest into unregistered common stock. He was issued 12,475 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $0.52. Based on this price the value of the principal in the conversion was $6,240.

On March 25, 2005, Robert O'Brien, a shareholder (and ten percent (10%) control person at the time), loaned the company $15,000 to meet ongoing operating expenses. On August 31, 2006, Mr. O'Brien converted the note plus interest into unregistered common stock. He was issued 65,168 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $1.92. Based on this price the value of the principal in the conversion was $125,123.

On April 25, 2005, Terrence Dunne (appointed a director in January 2006 and CFO in April 2006), a shareholder and 10% control person, loaned the company $8,000 to meet ongoing operating expenses. On November 28, 2005, Mr. Dunne converted the note plus interest into unregistered common stock. He was issued 33,105 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $0.52. Based on this price the value of the principal in the conversion was $16,640.

On April 25, 2005, Dale Lavigne, a director and shareholder, loaned the company $8,000 to meet ongoing operating expenses. On November 28, 2005, Mr. Lavigne converted the note plus interest into unregistered common stock. He was issued 33,105 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $0.52. Based on this price the value of the principal in the conversion was $16,640.

On April 26, 2005, Ronald Lavigne, a director and shareholder, loaned the company $3,000 to meet ongoing operating expenses. On November 28, 2005, Mr. Lavigne converted the note plus interest into unregistered common stock. He was issued 12,412 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $0.52. Based on this price the value of the principal in the conversion was $6,240.

On April 26, 2005, Thomas Kilbourne, a director, Treasurer and shareholder, loaned the company $3,000 to meet ongoing operating expenses. On November 28, 2005, Mr. Kilbourne converted the note plus interest into unregistered common stock. He was issued 12,412 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $0.52. Based on this price the value of the principal in the conversion was $6,240.

On May 11, 2005, we issued 1,100,000 shares of unregistered common stock worth $275,000. The shares were issued to 413294 Alberta, Ltd., of Calgary, Alberta to supply the services of Robert Martin, who is our Company President. These shares were valued at $0.25 per share and were expensed throughout the fiscal year as monthly management fee costs.

On May 26, 2005, Terrence Dunne (appointed a director in January 2006 and CFO in April 2006), a shareholder and 10% control person, loaned the company $3,982 to meet ongoing operating expenses. On November 30, 2005, Mr. Dunne converted the note plus interest into unregistered common stock. He was issued 16,418 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $0.52. Based on this price the value of the principal in the conversion was $8,283.

On May 31, 2005, Thomas Kilbourne, a director, Treasurer and shareholder, loaned the company $3,000 to meet ongoing operating expenses. On November 30, 2005, Mr. Kilbourne converted the note plus interest into unregistered common stock. He was issued 12,361 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $0.52. Based on this price the value of the principal in the conversion was $6,240.

On June 16, 2005, Terrence Dunne (appointed a director in January 2006 and CFO in April 2006), a shareholder and 10% control person, loaned the company $10,000 to meet ongoing operating expenses. On February 10, 2006, Mr. Dunne converted the note plus interest into unregistered common stock. He was issued 41,558 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $1.70. Based on this price the value of the principal in the conversion was $68,000.

On July 8, 2005, Golconda Mining Company, a shareholder, loaned the company $10,000 to meet ongoing operating expenses. On January 25, 2006, Golconda Mining Company converted the note plus interest into unregistered common stock. They were issued 41,315 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $1.54. Based on this price the value of the principal in the conversion was $61,600.

On July 27, 2005, Terrence Dunne (appointed a director in January 2006 and CFO in April 2006), a shareholder and 10% control person, loaned the company $13,000 to meet ongoing operating expenses. On February 10, 2006, Mr. Dunne converted the note plus interest into unregistered common stock. He was issued 53,675 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $1.70. Based on this price the value of the principal in the conversion was $88,400.

On July 27, 2005, Thomas Kilbourne, a director, Treasurer and shareholder, loaned the company $6,500 to meet ongoing operating expenses. On February 10, 2006, Mr. Kilbourne converted the note plus interest into unregistered common stock. He was issued 26,838 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $1.70. Based on this price the value of the principal in the conversion was $44,200.

On July 27, 2005, Robert O'Brien, a shareholder (and ten percent (10%) control person at the time), loaned the company $12,000 to meet ongoing operating expenses. On August 31, 2006, Mr. O'Brien converted the note plus interest into unregistered common stock. He was issued 51,156 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $1.92. Based on this price the value of the principal in the conversion was $98,220.

On August 1, 2005, Dale Lavigne, a director and shareholder, loaned the company $5,000 to meet ongoing operating expenses. On February 10, 2006, Mr. Lavigne converted the note plus interest into unregistered common stock. He was issued 20,628 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $1.70. Based on this price the value of the principal in the conversion was $34,000.

On August 1, 2005, Thomas Kilbourne, a director, Treasurer and shareholder, loaned the company $500 to meet ongoing operating expenses. On February 10, 2006, Mr. Kilbourne converted the note plus interest into unregistered common stock. He was issued 2,063 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $1.70. Based on this price the value of the principal in the conversion was $3,400.

On August 2, 2005, Ronald Lavigne, a director and shareholder, loaned the company $5,000 to meet ongoing operating expenses. On February 10, 2006, Mr. Lavigne converted the note plus interest into unregistered common stock. He was issued 20,625 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $1.70. Based on this price the value of the principal in the conversion was $34,000.

On August 22, 2005, Thomas Kilbourne, a director, Treasurer and shareholder, loaned the Company $5,000 to meet ongoing operating expenses. On February 28, 2006, Mr. Kilbourne converted the note plus interest into unregistered common stock. He was issued 20,625 shares of stock from this conversion. On the day of the conversion the closing price of our stock was $2.25. Based on this price the value of the principal in the conversion was $45,000.

On August 24, 2005, Terrence Dunne (appointed a director in January 2006 and CFO in April 2006), a shareholder and 10% control person, loaned the company $6,000 to meet ongoing operating expenses. On February 28, 2006, Mr. Dunne converted the note plus interest into unregistered common stock. He was issued 24,742 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $2.25. Based on this price the value of the principal in the conversion was $54,000.

On August 26, 2005, Terrence Dunne (appointed a director in January 2006 and CFO in April 2006), a shareholder and 10% control person, loaned the company $6,000 to meet ongoing operating expenses. On February 28, 2006, Mr. Dunne converted the note plus interest into unregistered common stock. He was issued 24,734 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $2.25. Based on this price the value of the principal in the conversion was $54,000.

On August 26, 2005, Robert O'Brien, a shareholder (and ten percent (10%) control person at the time), loaned the company $5,000 to meet ongoing operating expenses. On August 31, 2006, Mr. O'Brien converted the note plus interest into unregistered common stock. He was issued 21,216 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $1.92. Based on this price the value of the principal in the conversion was $40,735.

On August 31, 2005, Ronald Lavigne, a director and shareholder, loaned the company $2,500 to meet ongoing operating expenses. On February 28, 2006, Mr. Lavigne converted the note plus interest into unregistered common stock. He was issued 10,298 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $2.25. Based on this price the value of the principal in the conversion was $22,500.

On August 31, 2005, Thomas Kilbourne, a director, Treasurer and shareholder, loaned the company $2,500 to meet ongoing operating expenses. On February 28, 2006, Mr. Kilbourne converted the note plus interest into unregistered common stock. He was issued 10,298 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $2.25. Based on this price the value of the principal in the conversion was $22,500.

On August 31, 2005, Terrence Dunne (appointed a director in January 2006 and CFO in April 2006), a shareholder and 10% control person, loaned the company $4,000 to meet ongoing operating expenses. On February 28, 2006, Mr. Dunne converted the note plus interest into unregistered common stock. He was issued 16,476 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $2.25. Based on this price the value of the principal in the conversion was $36,000.

Officer and Director common stock issued for services

On April 27, 2005, we issued 500,000 shares of unregistered common stock worth $125,000 to Eric Moe (appointed CEO in March 2006) for IR work. These shares were valued at $0.25 per share and were expensed throughout the fiscal year as monthly IR costs. On the day of issuance the closing price of our stock was $0.33. Based on this price the value of the common stock issued was $165,000.

On May 11, 2005, we issued 1,100,000 shares of unregistered common stock worth $275,000. The shares were issued to 413294 Alberta, Ltd., of Calgary, Alberta to supply the services of Robert Martin, who is our Company President. These shares were valued at $0.25 per share and were expensed throughout the fiscal year as monthly management fee costs. On the day of issuance, the closing price of our stock was $0.35. Based on this price the value of the common stock issued was $385,000.

On October 5, 2005, we issued 1,000,000 shares of unregistered common stock worth $250,000 to Eric Moe (appointed CEO in March 2006) for Investment Relations work. These shares were valued at $0.25 per share and were expensed throughout the fiscal year as monthly IR costs. On the day of issuance, the closing price of our stock was $0.64. Based on this price the value of the common stock issued was $640,000.

On November 30, 2005, we issued 18,000 shares of unregistered common stock worth $4,500 to each of the six members of the Board of Directors for work that had been done beyond their regular director duties. These shares were valued at $0.25 per share and were expensed in October as part of directors' fees. On the day of issuance the closing price of our stock was $0.52 Based on this price the value of the common stock issued was $9,360.

On November 30, 2005, we issued 9,000 shares of unregistered common stock worth $2,250 to each of the six members of the Board of Directors. These shares were valued at $0.25 per share and were expensed in the third quarter of the fiscal year as part of directors' fees. On the day of issuance, the closing price of our stock was $0.52. Based on this price the value of the common stock issued was $4,680.

On November 30, 2005, we issued 400,000 shares of unregistered common stock worth $100,000 to Terrence Dunne (appointed CFO in April 2006) a shareholder and 10% control person for management services. These shares were valued at $0.25 per share and were expensed throughout the last two quarters of the fiscal year. On the day of issuance, the closing price of our stock was $0.52. Based on this price the value of the common stock issued was $208,000.

On December 19, 2005, we issued 30,000 shares of unregistered common stock worth $7,500 to Terrence Dunne for his personal guarantee on the Genesis Financial warehousing line of credit. These shares were valued at $0.25 per share and were expensed in December as part of our loan costs. On the day of issuance, the closing price of our stock was $0.58. Based on this price the value of the common stock issued was $17,400.

On January 17, 2006, we issued 300,000 shares of unregistered common stock worth $75,000 to Dale Lavigne, a director and shareholder for management services. These shares were valued at $0.25 per share and were expensed throughout the last two quarters of the fiscal year. On the day of issuance, the closing price of our stock was $0.56. Based on this price the value of the common stock issued was $168,000.

On January 17, 2006, we issued 300,000 shares of unregistered common stock worth $75,000 to Ronald Lavigne, a director and shareholder for management services. These shares were valued at $0.25 per share and were expensed throughout the last two quarters of the fiscal year. On the day of issuance the closing price of our stock was $0.56. Based on this price the value of the common stock issued was $168,000.

On January 17, 2006, we issued 400,000 shares of unregistered common stock worth $100,000 to Thomas Kilbourne, a director, Treasurer and shareholder for management services. These shares were valued at $0.25 per share and were expensed throughout the last two quarters of the fiscal year. On the day of issuance the closing price of our stock was $0.56. Based on this price the value of the common stock issued was as $224,000.

On February 10, 2006, we issued 100,000 shares of unregistered common stock worth $50,000 to Bennett Anderson for management fees. These shares were valued at $0.50 per share and were expensed in February. Mr. Anderson serves as our Chief Operating Officer effective March 1, 2006. On the day of issuance, the closing price of our stock was $1.70. Based on this price the value of the common stock issued was $85,000.

On February 28, 2006, we issued 3,000 shares of unregistered common stock worth $2,250 to each of the seven members of the Board of Directors. These shares were valued at $0.75 per share and were expensed in the fourth quarter of the fiscal year as part of directors' fees. On the day of issuance, the closing price of our stock was $2.25. Based on this price the value of the common stock issued was $6,750.

On May 26, 2006, we issued 250,000 shares of unregistered common stock worth $187,500 to 413294 Alberta, Ltd., of Calgary, Alberta for the services of Robert Martin, our Company President. These shares were valued at $0.75 per share and will be expensed throughout the current fiscal year as monthly management fee. On the day of issuance, the closing price of our stock was $2.95. Based on this price the value of the common stock issued was $737,500.

On May 26, 2006, we issued 250,000 shares of unregistered common stock worth $187,500 to Eric Moe. These shares were valued at $0.75 per share and will be expensed throughout the fiscal year as part of our monthly management fees. On the day of issuance, the closing price of our stock was $2.95. Based on this price the value of the common stock issued was $737,500.

On May 26, 2006, we issued 100,000 shares of unregistered common stock worth $75,000. The shares were issued to Thomas Kilbourne, Treasurer, for management services. These shares were valued at $0.75 per share and will be expensed throughout the fiscal year as part of our monthly management fee costs. On the day of issuance, the closing price of our stock was $2.95. Based on this price the value of the common stock issued was $295,000.

On August 31, 2006, we issued Eric Moe 250,000 shares of unregistered common stock worth $250,000. These shares were valued at $1.00 per share and will be expensed throughout the remainder of the fiscal year ending February 28, 2007. On the date of issuance, the closing price of our stock was $2.00. Based on this price the value of the common stock issued was $500,000.

The following table shows all issuances of unregistered common stock for private placements, notes payable and interest conversions, stock for services, loan guarantees and fees, and stock for oil and gas projects for the fiscal years ending February 29, 2004 through February 28, 2006. The value shown was the recorded fair value of each transaction when they occurred.

Date of Issuance	Description	Number of Unregistered Common Shares	Fair Value (1)	Total
04/27/05	Stock for services	850,000	$ 0.25	$ 212,500
05/11/05	Stock for services	1,100,000	0.25	275,000
05/25/05	Private placement	30,000	0.25	7,500
07/20/05	Private placement	280,000	0.25	70,000
07/21/05	Private placement	300,000	0.25	75,000
07/25/05	Private placement	60,000	0.25	15,000
07/26/05	Private placement	16,000	0.25	4,000
07/29/05	Private placement	160,000	0.25	40,000
08/19/05	Private placement	100,000	0.25	25,000
08/31/05	Private placement	100,000	0.25	25,000
08/31/05	Stock for oil and gas projects	100,000	0.25	25,000
09/02/05	Private placement	40,000	0.25	10,000
10/05/05	Stock for services	1,000,000	0.25	250,000
10/24/05	Private placement	2,676,000	0.25	669,000
10/27/05	Private placement	200,000	0.25	50,000
10/27/05	Stock for services	11,667	0.25	2,917
10/27/05	Stock for oil and gas projects	600,000	0.25	150,000
11/28/05	Notes payable and interest conversion	223,481	0.25	55,870
11/30/05	Stock for services	562,000	0.25	140,500
11/30/05	Private placement	106,000	0.25	26,500
12/01/05	Notes payable and interest conversion	28,779	0.25	7,195
12/19/05	Private placement	292,000	0.25	73,000
12/19/05	Stock for loan guarantee and fees	66,000	0.25	16,500
12/30/05	Private placement	70,000	0.25	17,500
01/17/06	Stock for services	1,600,000	0.25	400,000
01/25/06	Notes payable and interest conversion	41,315	0.25	10,329
02/10/06	Stock for services	100,000	0.50	50,000
02/10/06	Stock for line of credit conversion	240,000	0.25	60,000
02/17/06	Notes payable and interest conversion	165,387	0.25	41,347
02/28/06	Stock for services	21,000	0.75	15,750
02/28/06	Notes payable and interest conversion	107,173	0.25	26,793
05/03/06	Stock for services	70,000	0.60	42,000
05/10/06	Stock for services	150,000	0.75	112,500
05/12/06	Private placement	70,000	0.75	52,500
05/18/06	Private placement	7,957,206	0.75	5,967,905
05/26/06	Stock for services	600,000	0.75	450,000
05/31/06	Stock for oil and gas projects	150,000	1.00	150,000
06/06/06	Notes payable and interest conversion	137,023	0.75	102,767
08/30/06	Notes payable and interest conversion	137,540	0.25	34,385
08/31/06	Stock for services	250,000	1.00	250,000
09/22/06	Stock for oil and gas projects	72,500	1.00	72,500
	Totals	20,841,071		$ 10,081,757

1   The fair value was assigned utilizing the most reliable measurement available which was the price for shares that were sold in private placement offerings at or near the measurement dates at the grant date of the awards.

During the current fiscal year ending February 28, 2007, we had the following related party transactions;

On August 1, 2006, the company signed a lease agreement with Terrence J. Dunne and Associates for rental of office space. Terrence J. Dunne and Associates is a company owned by Terrence J. Dunne, who serves as our Chief Financial Officer and a Director. We currently pay $700 per month for approximately 700 square feet of office space. The lease expires on April 30, 2007.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information on beneficial ownership in the table and the footnotes thereto is based upon the Company's records and, in the case of holders of more than 5% of the Company's stock, the most recent Forms 3 and 4 filed by each such person or entity and information supplied to the Company by such person or entity. Unless otherwise indicated, to the Company's knowledge each person has sole voting power and sole investment power with respect to the shares shown.

Security Ownership of Certain Beneficial Owners

As of the close of business on July 5, 2006, based on information available to the Company, the following persons own beneficially more than 5% of any class of the outstanding voting securities of Daybreak Oil and Gas, Inc.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class [1]
Common Stock	Terrence J. Dunne 601 W. Main Ave Suite 1017 Spokane, WA 99201	3,803,804	9.89
Common Stock	Keith A. Hooper[2] 1529 W. Adams St. Chicago, IL 60607	3,176,077	8.26
Common Stock	Robert O' Brien 1511 S. Riegel CT. Spokane, WA 99212	2,878,953	7.49

[1] Percent of class is based upon 38,455,427 shares of common stock outstanding on July 5, 2006.

[2] Includes 2,936,077 shares held directly by Mr. Hooper; 240,000 shares held indirectly by Hooper Group a Company controlled by Mr. Hooper; and 40,000 shares that Hooper Group beneficially owns that underlie a convertible note payable.

Security Ownership of Management

The following table sets forth, as of October 31, 2006, information regarding the beneficial ownership of our common stock with respect to each of our executive officers, each of our directors, known by us to own beneficially more than 5% of the common stock, and all of our directors and executive officers as a group. The term "executive officer" is defined as the Chief Executive Officer, Chief Financial Officer and the Chief Operating Officer. Each individual or entity named has sole investment and voting power with respect to shares of common stock indicated as beneficially owned by them, subject to community property laws, where applicable, except where otherwise noted. The percentage of common stock beneficially owned is based on 39,052,490 shares of common stock outstanding as of October 31, 2006.

Title of Class	Name of Beneficial Owner	Title or Position	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Common Stock	Robert N. Martin	President & Director	1,380,000	3.53%
Common Stock	Dale B. Lavigne	Chairman & Director	822,555	2.11%
Common Stock	Eric L. Moe	CEO & Director	1,104,600	2.83%
Common Stock	Bennett W. Anderson	COO	300,000	0.77%
Common Stock	Terrence J. Dunne	CFO & Director	3,803,804	9.74%
Common Stock	Jeffrey R. Dworkin	Secretary & Director	30,000	0.08%
Common Stock	Thomas C. Kilbourne	Treasurer & Director	930,072	2.38%
Common Stock	Ronald D. Lavigne	Director	688,814	1.76%
Common Stock	Michael Curtis	Director	30,000	0.08%
Total	Nine (9) individuals		9,089,845	23.28%

DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue 200,000,000 shares of $0.001 par value Common Stock. At July 5, 2006, there were 38,455,427 shares of Common Stock issued and outstanding, held by approximately 2,300 shareholders of record. All shares of Common Stock are equal to each other with respect to voting, liquidation, dividend and other rights. Owners of shares of Common Stock are entitled to one vote for each share of Common Stock owned at any shareholders' meeting. Holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore; and upon liquidation, are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders.

There are no conversion, preemptive, or other subscription rights or privileges with respect to any common shares. Our stock does not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of the shares voting in an election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) would not be able to elect any directors.

Preferred Stock

We are authorized to issue is 10,000,000 shares of $0.001 stated value preferred stock. There are 2,000,000 shares of preferred stock issued and outstanding. The preferred stock may be entitled to preference over the common stock with respect to the distribution of assets of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntarily or involuntarily, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs. The authorized but unissued shares of preferred stock may be divided into and issued in designated series from time to time by one or more resolutions adopted by the Board of Directors. The Directors in their sole discretion shall have the power to determine the relative powers, preferences, and rights of each series of preferred stock.

Series A Convertible Preferred Stock

The Directors have designated 2,400,000 shares of the Preferred Stock as Series A Convertible Preferred Stock. The following is a summary of the rights and preferences of the Series A Convertible Preferred Stock

Conversion:

The preferred shareholder shall have the right to convert the Series A Convertible Preferred Stock into the Company's Common Stock. Each share of Preferred Stock is convertible into three (3) shares of Common Stock.

Automatic Conversion:

The Series A Convertible Preferred Stock shall be automatically converted into Common Stock if the Common Stock into which the Series A Convertible Preferred Stock are convertible are registered with the Securities and Exchange Commission and at any time after to the effective date of the registration statement the Company's Common Stock closes at or above $3.00 per share for twenty (20) out of thirty trading days (30) days.

Dividend:

Holders of Series A Convertible Preferred Stock shall be paid dividends, in the amount of 6% of the Original Purchase price per annum. Dividends may be paid in cash or Common Stock at the discretion of the Company. Dividends are cumulative from the date of the Final Closing, whether or not in any dividend period or periods we have assets legally available for the payment of such dividends. Accumulations of dividends on shares of Series A Convertible Preferred Stock do not bear interest.

Voting Rights:

The holders of the Series A Convertible Preferred Stock will vote together with the common stock and not as a separate class except as specifically provided herein or as otherwise required by law. Each share of the Series A Convertible Preferred Stock shall have a number of votes equal to the number of shares of Common Stock then issuable upon conversion of such shares of Series A Convertible Preferred Stock.

Registration Rights Agreement:

The shares of Common Stock into which the Series A Convertible Preferred Shares and the shares underlying the Warrants will be subject to the provisions of a Registration Rights Agreement, a copy of which is attached as Exhibit B. In general, the Registration Rights Agreement provides that we will file a registration statement (the "Registration Statement") with the SEC to register the Shares and the shares underlying the Warrants within the latter of 60 days of date of the final closing of this offering or within 30 days after the registration statement relating to our private placement offering dated March 3, 2006 being declared effective. We plan to file that registration statement shortly after the completion of this offering. We cannot predict when that registration statement will be declared effective. After filing the registration statement, we will use our best efforts to cause the registration statement to become effective. If we do not file the Registration Statement within that time frame we will issue the holders of the Shares and Warrant Shares warrants (the "Additional Warrants") on the basis of one Additional Warrant for every four Shares and Warrant Shares owned (i.e., one and one-quarter Additional Warrants for each Unit purchased). The Additional Warrants will have a per share exercise price of $2.00 per share. The Additional Warrants will be exercisable for five years, contain customary provisions protecting against stock splits, etc and piggyback registration rights. The shares of Common Stock underlying the Additional Warrants will be included in the Registration Statement.

Dividends:

We have paid no dividends on our common stock and propose for the foreseeable future to utilize all available funds for the development of our business. Accordingly, we have no plans to pay dividends on our common stock even if funds are available.

Transfer Agent:

We have retained the services of Columbia Stock Transfer Company, 601 E. Seltice Way, Suite 202 Post Falls, ID 83854, as transfer agent and registrar for the Company.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares by the selling shareholders. All proceeds from the sale of the offered shares will be for the accounts of the selling shareholders. We may, however, receive cash consideration in connection with the exercise of the warrants from those warrant holders who opt not to use the cashless exercise provision of the Warrants.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling shareholders. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected at various times in one or more of the following transactions, or in other kinds of transactions:

- Transactions on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the common stock may be listed or quoted at the time of sale;

- In the over-the-counter market;

- In private transactions and transactions otherwise than on these exchanges or systems or in the over-the-counter market;

- By pledge to secure or in payment of debt and other obligations;

- Through the writing of options, whether the options are listed on an options exchange or otherwise;

- In connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

- Through a combination of any of the above transactions.

The selling shareholders and their successors, including their transferees, pledgees or donees or their successors, may sell the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

We entered into a registration rights agreement for the benefit of the selling shareholders to register the common stock under applicable federal and state securities laws. The registration rights agreement provides for cross-indemnification of the selling shareholders and us and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling shareholders incident to the offering and sale of the common stock.

Each selling shareholder has been advised, and has acknowledged to us, that the Commission currently takes the position that coverage of short sales of shares of our common stock "against the box" made prior to the effective date of the registration statement of which this prospectus is a part with any security covered by this prospectus is a violation of Section 5 of the Securities Act, as set forth in Item 65, Section 5 under Section A, of the Manual of Publicly Available Telephone Interpretations, dated June 1997, compiled by the Office of Chief Counsel, Division of Corporation Finance. Accordingly, each selling shareholder has agreed (on behalf of itself or any person over which it has direct control) not to use any of the securities covered by this prospectus to cover any short sales, hedging or similar transactions with the same economic effect as a short sale, made prior to the effective date of the registration statement. In addition, each selling shareholder has agreed to comply with Regulation M under the federal securities laws.

LEGAL MATTERS

Legal matters in connection with the Securities of the Company to be issued in connection with the Offering will be passed upon by the law firm of Workland & Witherspoon PLLC, Spokane, Washington, as our counsel.

PENDING LITIGATION

We are not a party to any legal proceedings, nor have any judgments been taken, nor have any actions or suits been filed or threatened against it or its Executive Officers or Directors in their capacities as such, nor are the Executive Officers or Directors aware of any such claims that could give rise to such litigation.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, or persons controlling us, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

During the fiscal years ended February 28, 2003 and February 29, 2004, the Board of Directors of the Company engaged the firm of DeCoria, Maichel & Teague PS (DMT) as its independent registered public accounting firm to perform annual audits. In those reports there were no adverse opinions or disclaimers of opinion nor were they modified as to uncertainty, audit scope or accounting principles, with the exception of a statement regarding the uncertainty of our Company's ability to continue as a going concern.

Because of a pending merger with a company located in California, the firm of DMT resigned on January 7, 2005 as our independent accountant. On January 12, 2005, we engaged the firm of Kabani & Company, located in California, as our independent auditors to provide the requisite audit services for the Company.

On April 20, 2005, the Board of Directors dismissed the firm of Kabani & Company as our independent auditors. Since the pending merger with the California company did not occur, the Board of Directors felt that it was important to have a local independent auditor to perform the annual audits. The firm of Kabani & Company did not report on any financial statements for the Company. While they were engaged by us, they did review our Quarterly Report on Form 10-QSB for the period ending November 30, 2004

On May 24, 2005, we reported that we had again engaged the firm of DeCoria, Maichel & Teague PS (DMT) to act as our independent auditor and perform the requisite audit services.

On November 8, 2006, the Board of Directors dismissed the firm of DeCoria, Maichel & Teague PS ("DMT") as our independent auditors. Our Audit Committee and DMT mutually agreed that as our multi-state business activities continue to develop an audit firm that had a better ability to cover our multi-state locations and had more expertise in oil and gas auditing would be preferable. The firm of DMT did perform the annual audits for the fiscal years ending February 28, 2005 and February 28, 2006. In those reports there were no adverse opinions or disclaimers of opinion nor were they modified as to uncertainty, audit scope or accounting principles, with the exception of a statement regarding the uncertainty of our Company's ability to continue as a going concern. In the current fiscal year ending February 28, 2007, DMT did review our Quarterly Reports on Form 10-QSB for the periods ending May 31, 2006 and August 31, 2006.

On November 8, 2006, the Board of Directors engaged Malone & Bailey, Houston, Texas as its independent registered public accounting firm to perform annual audits. While they have been engaged by us, they have not yet reviewed any of our Quarterly Reports on Form 10-QSB.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form SB-2 under the Securities Act of 1933 with respect to our common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information regarding us and our common stock offered hereby, please refer to the registration statement and the exhibits filed as part of the registration statement.

In addition, we are required to file periodic and other reports with the SEC. The registration statement, including exhibits thereto, and all of our periodic and other reports may be inspected without charge at the Public Reference Room maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. You may obtain copies of these documents after payment of the fees prescribed by the SEC. For additional information regarding the operation of the Public Reference Room, you may call the SEC at 1-800-SEC-0330. The SEC also maintains a website which provides on-line access to reports and other information regarding registrants that file electronically with the SEC at the address: http://www.sec.gov. You may also request these documents at the following address:

Daybreak Oil and Gas, Inc.
601 W. Main Ave., Suite 1017
Spokane, Washington 99201
Attn: President

Daybreak Oil and Gas, Inc.
(An Exploration Stage Company, Date of Inception March 1, 2005)
Balance Sheets – Unaudited

	August 31, 2006	February 28, 2006
Assets	(Unaudited)	
CURRENT ASSETS:		
Cash	$ 6,868,572	$ 806,027
Restricted cash	-	8,333
Accounts receivable	270,099	-
Note receivable	300,000	-
Prepaid expenses	495,926	250
Deposit on equipment	-	250,000
Deferred financing costs	-	10,000
Total current assets	7,934,597	1,074,610
OIL AND GAS PROPERTIES, *successful efforts method*	3,369,678	895,400
VEHICLES AND EQUIPMENT:		
Vehicles, net of accumulated depreciation	21,670	-
Total assets	$ 11,325,945	$ 1,970,010
Liabilities and Stockholders' Equity		
CURRENT LIABILITIES:		
Accounts payable	$ 66,403	$ 20,376
Payroll related liabilities	5,340	-
Convertible debentures and notes payable	1,031,701	1,138,701
Interest payable	57,703	8,270
Total current liabilities	1,161,147	1,167,347
OTHER LIABILITIES:		
Asset retirement obligation	7,519	-
Financing lease obligation	200,000	-
Total liabilities	1,368,666	1,167,347
COMMITMENTS		
STOCKHOLDERS' EQUITY:		
Preferred stock – 10,000,000 shares, $0.001 par value, authorized; 1,399,765 and -0- issued and outstanding, respectively	1,400	-
Common stock – 200,000,000 shares, $0.001 par value, authorized; 38,979,990 and 29,458,221 shares issued and outstanding, respectively	38,980	29,458
Additional paid-in capital	13,492,210	3,534,522
Accumulated deficit	(736,035)	(736,035)
Deficit accumulated during the exploration stage	(2,839,276)	(2,025,282)
Total stockholders' equity	9,957,279	802,663
Total liabilities and stockholders' equity	$ 11,325,945	$ 1,970,010

[The accompanying notes are an integral part of these financial statements]

Daybreak Oil and Gas, Inc.
(An Exploration Stage Company, Date of Inception March 1, 2005)
Statements of Operations - Unaudited

	Three Months Ended August 31,		Six Months Ended August 31,		From Inception March 1, 2005 Through August 31,
	2006	2005	2006	2005	2006
REVENUE:					
Oil and gas sales	$ 270,099	$ -	$ 270,099	$ -	$ 270,099
OPERATING EXPENSES:					
Legal and accounting	87,316	9,740	130,670	35,561	219,743
Management and director fees	297,690	74,750	494,190	149,550	1,285,490
Investor relations fees	40,125	76,870	80,250	146,205	767,825
Exploration and drilling	72,338	-	72,338	-	399,807
General and administrative	42,585	27,033	257,650	36,460	358,394
Total operating expenses	540,054	188,393	1,035,098	367,776	3,031,259
LOSS FROM OPERATIONS	(269,955)	(188,393)	(764,999)	(367,776)	(2,761,160)
OTHER INCOME(EXPENSE):					
Interest income	5,590	-	5,590	-	5,952
Interest expense	(27,886)	-	(54,585)	-	(84,068)
	(22,296)	-	(48,995)	-	(78,116)
NET LOSS	$ (292,251)	$ (188,393)	$ (813,994)	$ (367,776)	$ (2,839,276)
NET LOSS PER COMMON SHARE	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.02)	
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING	38,583,519	20,553,897	34,634,021	19,772,310	

[The accompanying notes are an integral part of these financial statements]

Daybreak Oil and Gas, Inc.
(An Exploration Stage Company, Date of Inception March 1, 2005)
Statements of Operations - Unaudited

	Three Months Ended August 31,		Six Months Ended August 31,		From Inception March 1, 2005 Through August 31,
	2006	2005	2006	2005	2006
REVENUE:					
Oil and gas sales	$ 270,099	$ -	$ 270,099	$ -	$ 270,099
OPERATING EXPENSES:					
Legal and accounting	87,316	9,740	130,670	35,561	219,743
Management and director fees	297,690	74,750	494,190	149,550	1,285,490
Investor relations fees	40,125	76,870	80,250	146,205	767,825
Exploration and drilling	72,338	-	72,338	-	399,807
General and administrative	42,585	27,033	257,650	36,460	358,394
Total operating expenses	540,054	188,393	1,035,098	367,776	3,031,259
LOSS FROM OPERATIONS	(269,955)	(188,393)	(764,999)	(367,776)	(2,761,160)
OTHER INCOME(EXPENSE):					
Interest income	5,590	-	5,590	-	5,952
Interest expense	(27,886)	-	(54,585)	-	(84,068)
	(22,296)	-	(48,995)	-	(78,116)
NET LOSS	$ (292,251)	$ (188,393)	$ (813,994)	$ (367,776)	$ (2,839,276)
NET LOSS PER COMMON SHARE	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.02)	
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING	38,583,519	20,553,897	34,634,021	19,772,310	

[The accompanying notes are an integral part of these financial statements]

Daybreak Oil and Gas, Inc.
(An Exploration Stage Company, Date of Inception March 1, 2005)

Statements of Cash Flows - Unaudited

| | | | From Inception March 1, 2005 |
| | Six Months Ended August 31, | | Through August 31, |
	2006	2005	2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (813,994)	$ (367,776)	$ (2,839,276)
Adjustments to reconcile net loss to net cash			
used in operating activities:			
Common stock issued for services	42,000	-	46,000
Depreciation	747	-	747
Amortization of management and			
consulting fees prepaid with			
common stock	316,964	251,250	1,668,214
Changes in assets and liabilities:			-
Restricted cash	8,333	-	-
Accounts receivable	(270,099)	-	(270,099)
Prepaid expenses	(1,640)	(141)	(1,449)
Accounts payable	46,027	10,319	58,032
Interest payable	54,585	2,276	84,068
Payroll related liabilities	5,340	-	5,340
Net cash from operating activities	(611,737)	(104,072)	(1,248,423)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of fixed assets	(22,417)	-	(22,417)
Return of deposit on equipment	250,000	-	-
Additions to notes receivable	(300,000)	-	(300,000)
Increase in oil and gas properties	(2,316,759)	(318,500)	(3,037,159)
Net cash used in investing activities	(2,389,176)	(318,500)	(3,359,576)

[The accompanying notes are an integral part of these financial statements.]

Daybreak Oil and Gas, Inc.
(An Exploration Stage Company, Date of Inception March 1, 2005)

Statements of Cash Flows - Unaudited

	Six Months Ended August 31,		From Inception March 1, 2005 Through August 31,
	2006	2005	2006
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from sales of common stock	5,198,256	254,000	6,285,756
Proceeds from issuance of preferred stock	3,651,702	-	3,651,702
Financing lease obligation	200,000	-	200,000
Deferred financing costs	(11,500)	-	(21,500)
Proceeds from shareholder loans	25,000	103,821	1,360,522
Proceeds from director loans	-	65,000	-
Net cash provided by financing activities	9,063,458	422,821	11,476,480
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,062,545	249	6,868,481
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	806,027	91	91
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 6,868,572	$ 340	$ 6,868,572
NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Common stock issued for:			
Oil and gas properties	$ 150,000	$ 25,000	$ 325,000
Financing costs	-	-	16,500
Prepaid management and consulting fees	812,500	495,000	1,300,000
Conversion of notes payable and accrued interest	137,152	-	338,686
Oil and gas properties purchased with accounts payable	-	35,000	35,000

[The accompanying notes are an integral part of these financial statements.]

Daybreak Oil and Gas, Inc. (An Exploration Stage Company, Date of Inception March 1, 2005)
Notes to Financial Statements (Unaudited)

NOTE 1 — ORGANIZATION AND BASIS OF PRESENTATION:

Organization:

Originally incorporated as Daybreak Uranium, Inc. under the laws of the State of Washington on March 11, 1955, the Company was organized to explore for, acquire, and develop mineral properties in the Western United States. During 2005, management of the Company decided to engage in the business of acquiring oil and/or gas drilling prospects, and on October 25, 2005, the shareholders approved a name change to Daybreak Oil and Gas, Inc., to better reflect the business of the Company.

Prior to May 31, 2006, the Company had no recurring source of revenue and has incurred losses since inception. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans for the continuation of the Company as a going concern include financing the Company's growth through the use of either joint venture agreements, sales of its common stock, or borrowings from investors or financial institutions until our oil and gas prospects create a positive cash flow. However, there are no assurances as to the overall future success of these plans. The financial statements do not contain any adjustments, which might be necessary if the Company is unable to continue as a going concern.

The Company's "F-1" well in the Tuscaloosa Project, in Louisiana, has been completed and connected to a pipeline. Oil and gas production from this well commenced on June 17, 2006 and the Company recorded anticipated revenue from this well during the current quarter.

Basis of Presentation:

On March 1, 2005, the Company began oil and gas exploration activities, and in accordance with SFAS No. 7, "Accounting for Development Stage Entities," the Company presents itself as an exploration stage company with an inception date of March 1, 2005. Until the Company's oil and gas property interests are engaged in commercial production, the Company will continue to prepare its financial statements and related disclosures in accordance with entities in the exploration stage.

The financial statements included herein reflect all normal recurring adjustments that, in the opinion of management, are necessary for a fair presentation. The results for interim periods are not necessarily indicative of trends or of results to be expected for the full year ending February 28, 2007.

Cash and Cash Equivalents

Cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less. At August 31, 2006, the Company's cash deposits exceeded the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Daybreak Oil and Gas, Inc. (An Exploration Stage Company, Date of Inception March 1, 2005)
Notes to Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes will be actually paid or recovered. A valuation allowance is recorded to reduce the deferred tax assets, if there is uncertainty regarding their realization.

Restricted Cash

Included in restricted cash at February 28, 2006 was $8,333 which had been deposited into a joint venture account with Oracle Operating, LLC. The funds were used in connection with the joint venture agreement. There was no restricted cash at August 31, 2006.

Share-Based Payment

On March 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," ("SFAS 123(R)") which requires the measurement of the cost of employee services received in exchange for an award of an equity instrument based on the grant-date fair value of the award. SFAS 123(R) supersedes previous accounting guidance under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25").

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of March 1, 2006. There was no impact on the financial statements as of and for the six months ended August 31, 2006 as a result of the adoption of SFAS 123(R). In accordance with the modified prospective transition method, the financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R).

Net Loss per Share

Basic loss per share is calculated by dividing net loss available to common stockholders by the weighted average number of common shares outstanding, and does not include the impact of any potentially dilutive common stock equivalents. Common stock equivalents, including common stock issueable upon the conversion of loans and interest payable, are excluded from the calculations when their effect is anti-dilutive. Potential shares issuable at August 31, 2006 were:

Convertible debentures and notes payable	1,031,701
Interest payable	57,703
Common stock warrants	5,217,683
Total possible share dilution	6,307,087

Fair Values of Financial Instruments

The Company's financial instruments as defined by Statement of Financial Accounting Standards (SFAS) No. 107, *Disclosures about Fair Value of Financial Instruments*, include cash, deposits, deferred financing costs, prepaid expenses, accounts receivable, convertible debentures, notes payable, and interest payable. The amounts of all the instruments approximate fair value at August 31, 2006.

Daybreak Oil and Gas, Inc. (An Exploration Stage Company, Date of Inception March 1, 2005)
Notes to Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Oil and Gas Properties

The Company follows the successful efforts method of accounting for its oil and gas operations. Under this method of accounting, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether an individual well finds proved reserves. If an exploratory well requires a major capital expenditure before production can begin, the cost of drilling the exploratory well will continue to be carried as an asset pending determination of whether proved reserves have been found only as long as: i) the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made and ii) drilling of the additional exploratory wells is under way or firmly planned for the near future. If drilling in the area is not under way or firmly planned, or if the well has not found a commercially producible quantity of reserves, the exploratory well is assumed to be impaired, and its costs are charged to expense. In the absence of a determination as to whether the reserves that have been found can be classified as proved, the costs of drilling such an exploratory well are not carried as an asset for more than one year following completion of drilling. If, after that year has passed, a determination that proved reserves exist cannot be made, the well is assumed to be impaired, and its costs are charged to expense. Its costs can, however, continue to be capitalized if a sufficient quantity of reserves are discovered in the well to justify its completion as a producing well and sufficient progress is made in assessing the reserves and the well's economic and operating feasibility. Development costs of proved oil and gas properties, including estimated dismantlement, restoration and abandonment costs and acquisition costs, are depreciated and depleted on a field basis by the units-of-production method. The Company determines if impairment has occurred through either adverse changes or as a result of its annual review of all its oil and gas properties.

Revenue Recognition

The Company utilizes the sales method of accounting for oil, natural gas and natural gas liquids revenues. Oil and gas revenues are recognized when production is sold to a purchaser at a determinable price, measured delivery has occurred, and the collection of the revenue is probable.

Environmental Matters and Asset Retirement Obligation

The Company owns and has previously owned mineral property interests on public and private lands in various states in western United States, on which it has explored for commercial mineral deposits. The Company and its properties are subject to a variety of federal and state regulations governing land use and environmental matters. Management believes it has been in substantial compliance with all such regulations, and is unaware of any pending action or proceeding relating to regulatory matters that would effect the financial position of the Company.

The Company has adopted SFAS No. 143, *Accounting for Asset Retirement Obligations* which establishes a uniform methodology for accounting for estimated reclamation and abandonment costs. According to SFAS No. 143, the fair value of a liability for an asset retirement obligation (ARO) will be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The ARO is capitalized as part of the carrying value of the assets to which it is associated, and depreciated over the useful life of the asset.

At August 31, 2006, the Company had recorded an asset retirement obligation of $7,519.

Daybreak Oil and Gas, Inc. (An Exploration Stage Company, Date of Inception March 1, 2005)
Notes to Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Accounts Receivable

Accounts receivable are carried at original invoice amount less an estimate made for doubtful accounts. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions by using historical experience applied to an aging of accounts. Trade receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received. A trade receivable is considered to be past due if the receivable balance is outstanding for more than 90 days with no attempt of repayment. Management considers all accounts receivable to be fully collectible at August 31, 2006; accordingly, no allowance for doubtful accounts has been recorded.

Vehicles and Equipment

Vehicles and equipment are stated at cost and are depreciated on the straight-line method over an estimated useful life of 5 years.

Suspended Well Costs

On April 4, 2005, the Financial Accounting Standards Board, (FASB) issued FASB Staff Position (FSP) No. 19-1,"Accounting for Suspended Well Costs." This staff position amends SFAS No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies" and provides guidance about exploratory well costs to companies that use the successful efforts method of accounting. The position states that exploratory well costs should continue to be capitalized if: (1) a sufficient quantity of reserves are discovered in the well to justify its completion as a producing well and (2) sufficient progress is made in assessing the reserves and the well's economic and operating feasibility. If the exploratory well costs do not meet both of these criteria, these costs should be expensed, net of any salvage value. Additional annual disclosures are required to provide information about management's evaluation of capitalized exploratory well costs. In addition, the FSP requires annual disclosure of: (1) net changes from period to period of capitalized exploratory well costs for wells that are pending the determination of proved reserves, (2) the amount of exploratory well costs that have been capitalized for a period greater than one year after the completion of drilling and (3) an aging of exploratory well costs suspended for greater than one year with the number of wells it related to. Further, the disclosures should describe the activities undertaken to evaluate the reserves and the projects, the information still required to classify the associated reserves as proved and the estimated timing for completing the evaluation. The Company adopted FSP No. 19-1 in June 2006. Application of this pronouncement did not have a significant impact on the Company's financial statements.

Reclassifications

Certain reclassifications have been made to conform to prior period's financial information to the current period's presentation. These reclassifications had no effect on previously reported net loss or accumulated deficit.

Daybreak Oil and Gas, Inc. (An Exploration Stage Company, Date of Inception March 1, 2005)
Notes to Financial Statements

NOTE 3 — OIL AND GAS PROPERTIES:

During the year ended February 28, 2006, the Company acquired interests in various properties in Texas and one property in Louisiana. The Pearl Prospect entitles the Company to a .0033% royalty interest in certain oil and gas leases near the Texas Gulf coast. The Tuscaloosa property in Northeastern Louisiana consists of a 40% working interest, subject to a 75% net revenue interest. The Saxet Deep Field property, located in Corpus Christi, Texas, consists of an 18.75% working interest subject to a 14.4375% net revenue interest.

At August 31, 2006, the capitalized costs and the locations of the Company's unproved properties were as follows:

Name of Property	Location	Leasehold Acquisition Costs	Exploratory Drilling Costs	Total
Saxet Deep Field	Texas	$ 60,867	$ 385,197	$ 446,064
Pearl Prospect	Texas	125,000	0	125,000
Krotz Springs	Louisiana	3,971	0	3,971
North Shuteston	Louisiana	33,538	0	33,538
East Slopes	California	206,377	0	206,377
40 Mile Coulee	Canada	150,000	61,960	211,960
Project H	Louisiana	55,125	0	55,125
Tuscaloosca	Louisiana	1,184,368	1,103,275	2,287,643
Total		$ 1,819,246	$ 1,550,432	$ 3,369,678

NOTE 4 — CONVERTIBLE DEBENTURES AND NOTES PAYABLE:

During the year ended February 28, 2006, convertible debentures and notes payable were issued to various accredited individual investors. The convertible debentures and notes have a one year maturity date from the date of issuance, and are convertible into shares of the Company's unregistered common stock at varying conversion prices that were set to equal the fair value of the Company's unregistered common stock at the date of issuance. At August 31, 2006, convertible debentures and notes payable and interest payable were as follows:

	Interest Rate	Conversion Price	Principal	Accrued Interest
Convertible debentures	10%	$0.50 per share	$ 806,700	$ 47,210
Convertible debentures	10%	$0.75 per share	225,001	10,493
			$1,031,701	$ 57,703

Daybreak Oil and Gas, Inc. (An Exploration Stage Company, Date of Inception March 1, 2005)
Notes to Financial Statements

NOTE 5 — SALE AND LEASE-BACK OF OIL PIPELINE:

During the quarter ended May 31, 2006, the Company sold and leased back its 40% interest in a gas pipeline in Louisiana to a shareholder of the Company for $200,000. This financing agreement was with Hooper Oil and Gas Partners, LLC, a company controlled by Keith A. Hooper. Under the terms of the agreement, the Company will lease the oil pipeline for $5,000 per quarter for a term of 30 months, and has a right to repurchase the pipeline for $220,000 between the 6th and 30th month of the lease. The Company is also required to pay the shareholder a 1% carried working interest on the production of F1 Well for the life of the well. The Company has accounted for this agreement as a financing transaction whereby the gas pipeline is still carried as an asset of the Company and the $200,000 the Company received is a financing lease obligation.

NOTE 6 — STOCKHOLDERS' EQUITY:

Preferred Stock Private Placement

The Company is authorized to issue up to 10,000,000 shares of $0.001 par value preferred stock. Of the 10,000,000 shares, the Company has designated 6,000,000 of the shares as "Series A Preferred Stock", with a $0.001 par value. On July 18, 2006, the Company closed on a private placement sale of 1,399,765 units for net proceeds of $3,651,702. Bathgate Capital Partners, of Denver, Colorado was the placement agent. A son of Dale Lavigne (the Chairman and a director of the Company) is an employee of Bathgate Capital Partners. Each unit that was sold in the private placement contains one Series A Convertible Preferred share and two Common Stock Purchase Warrants. The Series A Convertible Preferred share is convertible into three shares of common stock. The Preferred Shares shall be automatically converted into Conversion Shares, if the Conversion Shares are registered under the Act and at any time after the effective date of the registration statement the Company's Common Stock closes at or above $3.00 per share for twenty (20) out of thirty trading days (30) days. The Warrants are exercisable for a period of five (5) years after the closing date at an exercise price of $2.00 per Share, subject to anti-dilution provisions. We determined that the effective conversion price of the warrants issued with the Series A preferred stock was less than management's estimate of the fair market value of the Company's common stock on the date of issuance. Accordingly, the Company recorded a beneficial conversion feature, or BCF, of $139,977 attributable to the intrinsic value of this feature of the preferred stock. The value of the BCF was recognized and measured separately by allocating to additional paid-in capital a portion of the proceeds equal to the intrinsic value of the conversion feature. The Company calculated the BCF based on the estimated fair value of the Company's common stock of $1.00 per share. The warrants were valued using the Black-Scholes valuation model. As of August 31, 2006, no warrants had been exercised.

Common Stock Private Placement

On March 3, 2006, the Company offered 3,334,000 Investment Units ("Units") for sale for $1.50 per Unit, through a placement agent, Bathgate Capital Partners. A son of Dale Lavigne (the Chairman and a director of the Company) is an employee of Bathgate Capital Partners. An additional 20% of Units were available in the event of an over-subscription. Each Unit was comprised of two shares of common stock and one redeemable common stock purchase warrant. We may call the Warrants for redemption if (a) the average of the closing sale price of our common stock is at or above $3.00 for twenty (20) out of thirty (30) trading days prior to the date the Warrants are called, and (b) the Warrant Shares are registered under the Securities Act. Each warrant is exercisable at $2.00 for a period of five years. As of May 19, 2006, the Company had completed the private placement sale of 4,013,602 Units. The Company received gross proceeds of $6,020,404 (net proceeds of $5,198,256) from the sale of the Units. There was also a cashless warrant provision in the offering.

Daybreak Oil and Gas, Inc. (An Exploration Stage Company, Date of Inception March 1, 2005)
Notes to Financial Statements

NOTE 6 — STOCKHOLDER'S EQUITY (Continued):

Common Stock Issued for Management and Director Fees

During the quarter ended May 31, 2006, the Board of Directors resolved to partially compensate three individuals for management services with unregistered common stock. The stock compensation covers the fiscal year from March 1, 2006 through February 28, 2007. Robert Martin, President, and Eric Moe, Chief Executive Officer and Director, are compensated $15,625 per month or $187,500 for twelve months (a total of 250,000 shares each, valued at $0.75 per share). Thomas Kilbourne, Treasurer, is compensated $6,250 per month or $75,000 for twelve months (a total of 100,000 shares valued at $0.75 per share). The remaining value of the shares will be amortized through February 28, 2007 and the unamortized portion is included in prepaid expenses at August 31, 2006.

Common Stock Issued for Investor Relations Fees

During the six months ended August 31, 2006, the Board of Directors resolved to partially compensate AnMac Enterprises for Investor Relations services with unregistered common stock. The stock compensation covers the fiscal year from March 1, 2006 through February 28, 2007. AnMac Enterprises was paid $9,375 per month or $150,000 for twelve months (a total of 150,000 shares valued at $0.75 per share).

Common Stock Issued for Convertible Notes and Interest Payable

During the six months ended August 31, 2006, the Company issued 274,563 shares of its unregistered common stock upon the conversion of $137,152 of notes and interest payable to stockholders and directors.

Common Stock Issued for Oil and Gas Property Interests

During the six months ended August 31, 2006, the Company issued 150,000 shares of its unregistered common stock to purchase oil and gas properties. The shares were valued at $150,000, based on management's estimate of the fair value of the unregistered shares issued at the time of issue.

NOTE 7 – DRILLING RIG AGREEMENT

On August 24, 2006, the Company finalized an agreement for the use of a drilling rig on our projects in Louisiana. Through August 31, 2006, we advanced $300,000 to Green River Drilling, LLC ("Green River Drilling") and advanced $300,000 more in September 2006, for the refurbishment of a drilling rig. The $300,000 advanced to Green River Drilling is shown as a note receivable at August 31, 2006 in accordance with the agreement. We will have the exclusive use of this drilling rig for three years. Additionally, we will have the option to purchase a forty-nine percent (49%) interest in Green River Drilling for the $600,000 refurbishing advance and $200,000 in additional cash or unregistered common stock.

Daybreak Oil and Gas, Inc. (An Exploration Stage Company, Date of Inception March 1, 2005)
Notes to Financial Statements

NOTE 8 – SUBSEQUENT EVENT

On September 22, 2006, we issued to Strike Oil & Minerals, Corp. of Georgetown, Texas 72,500 shares of unregistered common stock. The shares were valued at $1.00 per share as partial payment on the purchase of an additional eight percent (8%) working interest in the Tuscaloosa Project in NE Louisiana. On September 22, 2006, the closing price of our stock was $1.50. Based on the closing price of our stock the value of the transaction was $108,750.

A PROFESSIONAL SERVICES FIRM
Certified Public Accountants | Business Consultants
dm-t
decoria • maichel • teague
1105 W. Francis, Suite A
Spokane, Washington 99205

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Daybreak Oil and Gas, Inc.

We have audited the accompanying balance sheets of Daybreak Oil and Gas, Inc., (An Exploration Stage Company) ("the Company") as of February 28, 2006 and 2005, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Daybreak Oil and Gas, Inc. as of February 28, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DeCoria, Maichel & Teague P.S.
May 29, 2006

Spokane, Washington

Daybreak Oil and Gas, Inc.
(An Exploration Stage Company, Date of Inception March 1, 2005)
Table of Contents

Page

Daybreak Oil and Gas, Inc.
(An Exploration Stage Company, Date of Inception March 1, 2005)
Balance Sheets
February 28, 2006 and 2005

ASSETS

		2006		2005
Current assets:				
Cash	$	806,027	$	91
Restricted cash		8,333		
Deposit on equipment		250,000		
Deferred financing costs		10,000		
Prepaid expenses		250		441
Total current assets		1,074,610		532
Oil and gas properties, successful efforts method		895,400		
Total assets	$	1,970,010	$	532

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

		2006		2005
Current liabilities:				
Accounts payable	$	20,376	$	8,371
Convertible debentures and notes payable		1,138,701		
Interest payable		8,270		
Total current liabilities		1,167,347		8,371
Stockholders' equity (deficit):				
Preferred stock, $0.001 par value; 10,000,000 shares authorized, none issued or outstanding				
Common stock, $0.001 par value; 200,000,000 authorized; 29,458,221 and 18,199,419 issued and outstanding, respectively		29,458		18,199
Additional paid-in capital		3,534,522		709,997
Accumulated deficit prior to March 1, 2005		(736,035)		(736,035)
Accumulated deficit during the exploration stage		(2,025,282)		
Total stockholders' equity (deficit)		802,663		(7,839)
Total liabilities and stockholders' equity, (deficit)	$	1,970,010	$	532

The accompanying notes are an integral part of these financial statements

Daybreak Oil and Gas, Inc.
(An Exploration Stage Company, Date of Inception March 1, 2005)
Statements of Operations
For the years ended February 28, 2006 and 2005

		2006		**2005**
Operating expenses:				
Legal and accounting fees	$	89,073		
Management and director fees		791,300		
Investor relations fees		687,575		
Exploration and drilling		327,469		
General and administrative		100,744	$	42,059
		1,996,161		42,059
Other income (expense):				
Interest income		362		40
Interest expense		(29,483)		
Gain on sale of mineral rights				1,500
Gain on sale of marketable equity securities				11,248
Total other income (expense)		(29,121)		12,788
Net loss	$	2,025,282	$	29,271
Net loss per common share	$	0.09	$	Nil
Weighted average common shares outstanding- basic		22,709,564		18,199,419

The accompanying notes are an integral part of these financial statements

Daybreak Oil and Gas, Inc.
(An Exploration Stage Company, Date of Inception March 1, 2005)
Statements of Changes in Stockholders' Equity (Deficit)
For the years ended February 28, 2006 and 2005

	Number of common Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, February 29, 2004	18,199,419	$ 18,199	$ 709,997	$ (706,764)	$ 21,432
Net loss				(29,271)	(29,271)
Balance, February 28, 2005	18,199,419	18,199	709,997	(736,035)	(7,839)
Issuance of common stock for:					
Cash	4,400,000	4,400	1,083,100		1,087,500
Management and director fees	2,783,000	2,783	728,467		731,250
Investor relations fees	2,480,000	2,480	617,520		620,000
Services and other	23,667	24	3,976		4,000
Financing costs	66,000	66	16,434		16,500
Oil and gas properties	700,000	700	174,300		175,000
Conversion of notes payable	787,284	787	196,034		196,821
Interest payable	18,851	19	4,694		4,713
Net loss				(2,025,282)	(2,025,282)
Balance, February 28, 2006	29,458,221	$ 29,458	$ 3,534,522	$ (2,761,317)	$ 802,663

The accompanying notes are an integral part of these financial statements

Daybreak Oil and Gas, Inc.
(An Exploration Stage Company, Date of Inception March 1, 2005)
Statements of Cash Flows
For the years ended February 28, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net loss	$ (2,025,282)	$ (29,271)
Adjustments to reconcile net loss to net cash used		
by operating activities:		
Gain on sale of mineral rights		(1,500)
Realized gain on sale of marketable securities		(11,248)
Common stock issued for:		
Management and director fees	731,250	
Investor relations fees	620,000	
Services and other	4,000	
Change in:		
Restricted cash	(8,333)	
Prepaid expenses	191	(80)
Deferred financing costs	(10,000)	
Interest payable	29,483	
Accounts payable	12,005	8,371
Net cash used by operating activities	(646,686)	(33,728)
Cash flows from investing activities:		
Purchase of oil and gas properties	(720,400)	
Deposit on equipment	(250,000)	
Proceeds from sale of marketable securities		11,248
Proceeds from sale of mineral rights		1,500
Net cash provided (used) by investing activities	(970,400)	12,748
Cash flows from financing activities:		
Net proceeds from sale of common stock	1,087,500	
Proceeds from borrowings	1,335,522	
Net cash provided by financing activities	2,423,022	-
Net increase (decrease) in cash	805,936	(20,980)
Cash, beginning of year	91	21,071
Cash, end of year	$ 806,027	$ 91
Non-cash investing activities:		
Common stock issued for:		
Oil and gas properties	$ 175,000	
Non-cash financing activities:		
Common stock issued for:		
Conversion of notes payable and accrued interest	$ 201,534	
Financing costs	$ 16,500	

The accompanying notes are an integral part of these financial statements.

Daybreak Oil and Gas, Inc.
(An Exploration Stage Company, Date of Inception March 1, 2005)
Notes to Financial Statements

1. Background and Basis of Presentation

Background

Originally incorporated as Daybreak Uranium, Inc. under the laws of the State of Washington on March 11, 1955, the Company was organized to explore for, acquire, and develop mineral properties in the Western United States. During 2005, management of the Company decided to engage in the business of acquiring oil and/or gas drilling prospects, and on October 25, 2005, the shareholders approved a name change to Daybreak Oil and Gas, Inc., to better reflect the business of the Company.

At present, the Company has no recurring source of revenue and has incurred losses since inception. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans for the continuation of the Company as a going concern include financing the Company's growth through the use of either joint venture agreements, sales of its common stock, or borrowings from investors or financial institutions until an oil and gas prospect creates a positive cash flow. However, there are no assurances as to the overall future success of these plans. The financial statements do not contain any adjustments, which might be necessary if the Company is unable to continue as a going concern.

Basis of Presentation

On or about March 1, 2005, the Company began oil and gas exploration activities, and in accordance with SFAS No. 7, "Accounting for Development Stage Entities," the Company presents itself as an exploration stage company with an inception date of March 1, 2005. Until the Company's oil and gas property interests are engaged in commercial production, the Company will continue to prepare its financial statements and related disclosures in accordance with entities in the exploration stage.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less. At February 28, 2006, the Company's cash deposits exceeded the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Reclassifications

Certain reclassifications have been made to conform prior year's financial information to the current year's presentation. These reclassifications had no effect on net loss or accumulated deficit as reported.

Daybreak Oil and Gas, Inc.
(An Exploration Stage Company, Date of Inception March 1, 2005)
Notes to Financial Statements

2. Significant Accounting Policies, Continued:

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes will be actually paid or recovered. A valuation allowance is recorded to reduce the deferred tax assets, if there is uncertainty regarding their realization.

Restricted Cash

Included in restricted cash at February 28, 2006 was $8,333 which had been deposited into a joint venture account with Oracle Operating, LLC. The funds are to be used in connection with the joint venture agreement.

Stock-Based Compensation

The Company accounts for stock options as prescribed by accounting Principles Board Opinion No. 25 and discloses pro forma information as provided by Statement 123, "Accounting for Stock Based Compensation," when applicable. Shares of unregistered common stock that are issued to employees and consultants for services are recorded as expense based upon management's estimate of the fair value of the shares at the time of issuance and the value of services rendered.

Net Loss per Share

Basic loss per share is calculated by dividing net loss available to common stockholders by the weighted average number of common shares outstanding, and does not include the impact of any potentially dilutive common stock equivalents. Common stock equivalents, including common stock issuable upon the conversion of loans and interest payable, are excluded from the calculations when their effect is anit-dilutive. Potential shares issuable at February 28, 2006 were:

Shares issuable for:	2/28/06
Convertible debentures and notes payable	2,141,401
Interest payable	5,668
Total possible share dilution	2,147,069

Daybreak Oil and Gas, Inc.
(An Exploration Stage Company, Date of Inception March 1, 2005)
Notes to Financial Statements

2. Significant Accounting Policies, Continued:

Net Loss per Share, Continued:

At February 28, 2006 and 2005, the dilutive effect of converting notes payable and related interest to shares was anti-dilutive, and therefore, only basic loss per share is presented. During the year ended February 28, 2005, the Company had no common stock equivalents outstanding.

Fair Values of Financial Instruments

The amounts of financial instruments including cash, deposits, deferred financing costs, prepaid expenses, accounts payable, convertible debentures, notes payable, and interest payable approximated their fair values as of February 28, 2006 and 2005.

Oil and Gas Properties

The Company follows the successful efforts method of accounting for its oil and gas operations. Under this method of accounting, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether an individual well finds proved reserves. If an exploratory well requires a major capital expenditure before production can begin, the cost of drilling the exploratory well will continue to be carried as an asset pending determination of whether proved reserves have been found only as long as: i) the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made and ii) drilling of the additional exploratory wells is under way or firmly planned for the near future. If drilling in the area is not under way or firmly planned, or if the well has not found a commercially producible quantity of reserves, the exploratory well is assumed to be impaired, and its costs are charged to expense. In the absence of a determination as to whether the reserves that have been found can be classified as proved, the costs of drilling such an exploratory well are not carried as an asset for more than one year following completion of drilling. If, after that year has passed, a determination that proved reserves exist cannot be made, the well is assumed to be impaired, and its costs are charged to expense. Its costs can, however, continue to be capitalized if a sufficient quantity of reserves are discovered in the well to justify its completion as a producing well and sufficient progress is made in assessing the reserves and the well's economic and operating feasibility. Development costs of proved oil and gas properties, including estimated dismantlement, restoration and abandonment costs and acquisition costs, are depreciated and depleted on a field basis by the units-of-production method. The Company determines if impairment has occurred through either adverse changes or as a result of its annual review of all its oil and gas properties.

Environmental Matters

The Company owns and has previously owned mineral property interests on public and private lands in various states in western United States, on which it has explored for commercial mineral deposits. The Company and its properties are subject to a variety of federal and state regulations governing land use and environmental matters. Management believes it has been in substantial

Daybreak Oil and Gas, Inc.

2. Significant Accounting Policies, Continued:

compliance with all such regulations, and is unaware of any pending action or proceeding relating to regulatory matters that would effect the financial position of the Company.

Recent Accounting Pronouncements

On April 4, 2005, the Financial Accounting Standards Board, (FASB) issued FASB Staff Position (FSP) No. 19-1, "Accounting for Suspended Well Costs." This staff position amends SFAS No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies" and provides guidance about exploratory well costs to companies that use the successful efforts method of accounting. The position states that exploratory well costs should continue to be capitalized if: (1) a sufficient quantity of reserves are discovered in the well to justify its completion as a producing well and (2) sufficient progress is made in assessing the reserves and the well's economic and operating feasibility. If the exploratory well costs do not meet both of these criteria, these costs should be expensed, net of any salvage value. Additional annual disclosures are required to provide information about management's evaluation of capitalized exploratory well costs. In addition, the FSP requires annual disclosure of: (1) net changes from period to period of capitalized exploratory well costs for wells that are pending the determination of proved reserves, (2) the amount of exploratory well costs that have been capitalized for a period greater than one year after the completion of drilling and (3) an aging of exploratory well costs suspended for greater than one year with the number of wells it related to. Further, the disclosures should describe the activities undertaken to evaluate the reserves and the projects, the information still required to classify the associated reserves as proved and the estimated timing for completing the evaluation. Application of this pronouncement did not have a significant impact on the Company's financial statements.

In December 2004, the FASB issued Statement No. 123(R), which requires employee share-based equity awards to be accounted for under the fair value method. Proforma disclosure is no longer an option. Statement No. 123(R) is effective for small business issuers at the beginning of the first interim or annual period beginning after December 15, 2005. The Company believes that adoption of this Statement will not have a significant impact on its financial statements.

3. Oil and Gas Properties

During the year ended February 28, 2006, the Company acquired interests in various properties in Texas and one property in Louisiana. The Pearl Prospect entitles the Company to a 33.3% working interest and a .05% royalty interest in certain oil and gas leases near the Texas Gulf coast. The Tuscaloosa property in Northeastern Louisiana consists of a 40% working interest, subject to a 75% "net revenue interest" (interest remaining after deducting all royalty interests, overriding royalty interests and other burdens from the working interest ownership). The Saxet Deep Field property, located in Corpus Christi, Texas, consists of an 18.75% working interest subject to a 14.4375% net revenue interest.

Daybreak Oil and Gas, Inc.
(An Exploration Stage Company, Date of Inception March 1, 2005)
Notes to Financial Statements

3. Oil and Gas Properties, Continued:

At February 28, 2006, the capitalized costs and the locations of the Company's unproved properties were as follows:

Name of Property	Location	Leasehold Acquisition Costs	Exploratory Drilling Costs	Total
Saxet Deep Field	Texas	$ 50,000		$ 50,000
Pearl Prospect	Texas	125,000		125,000
Tuscaloosca	Louisiana	150,000	$ 570,400	720,400
Total		$ 325,000	$ 570,400	$ 895,400

Included in exploration and drilling expenses for the year ended February 28, 2006 are $253,500 of dry-hole drilling costs relating to an exploration well drilled on the Company's Ginny South Prospect located near the Texas Gulf coast.

4. Convertible Debentures and Notes Payable

During the year ended February 28, 2006, convertible debentures and notes payable were issued to various accredited individual investors. The convertible debentures and notes have a one year maturity date from the date of issuance, and are convertible into shares of the Company's unregistered common stock at varying conversion prices that were set to equal the fair value of the Company's unregistered common stock at the date of issuance. At February 28, 2006, convertible debentures and notes payable and interest payable were as follows:

	Interest Rate	Conversion Price	Principal	Accrued Interest
Convertible notes	6%	$0.25 per share	$ 32,000	$ 1,417
Convertible debentures	10%	$0.50 per share	806,700	6,709
Convertible debentures	10%	$0.75 per share	300,001	144
			$1,138,701	$ 8,270

5. Income Taxes

The Company recorded no income tax benefit for the years ended February 28, 2006, or 2005. At February 28, 2006 and 2005, the Company had gross deferred gross tax assets of approximately $825,000 and $15,000, respectively. The deferred tax assets were calculated assuming a 40% combined federal and state income tax rate. The deferred tax assets resulted primarily from regular tax net operating loss carryforwards of approximately $2,063,000 and $38,000 at February 28, 2006 and 2005, respectively. The deferred tax assets were fully reserved for, as the Company is uncertain whether it is "more likely than not" that the asset will be fully utilized at this stage of the Company's development.

Daybreak Oil and Gas, Inc.
(An Exploration Stage Company, Date of Inception March 1, 2005)
Notes to Financial Statements

5. Income Taxes, Continued:

The net operating loss carryforwards available to offset future regular taxable income expire as follows:

2024	$ 9,000
2025	29,000
2026	2,025,000

The utilization of net operating loss and general business credit carry forwards are substantially limited in the event of an "ownership change" of a corporation. The above estimates are based upon management's decisions concerning certain elections which could change the relationship between net income and taxable income. Management decisions are made annually and could cause the estimates to vary significantly.

6. Stockholders' Equity

Preferred Stock

The Company is authorized to issue up to 10,000,000 shares of $0.001 par value preferred stock. Of the 10,000,000 shares, the Company has designated 6,000,000 of the shares as "Series A Preferred Stock", with a $0.001 par value. At February 28, 2006 and 2005, no shares of preferred stock were issued or outstanding.

Private Placement

On June 7, 2005, the Company commenced an unregistered offering of its common stock under the securities exemption Regulation D Rule 506. The Company sold 4,400,000 common shares at $0.25 per share for net proceeds of $1,087,500 to forty-three accredited investors.

Management Fees

During the year ended February 28, 2006, the Company paid $675,000 in management fees by issuing 2,600,000 shares of the Company's unregistered common stock; 1,000,000 shares were issued to directors and 1,600,000 were issued to executive officers. The shares were valued between $0.25 and $0.50 per share, based on management's estimate of the fair value of the unregistered shares issued at the date they were issued.

Director Fees

During the year ended February 28, 2006, the Company issued a total of 183,000 common shares in payment of director fees to seven directors for their services. Director compensation expense of $56,250 was recorded based on management's estimate of the fair value of the unregistered shares issued at the date they were issued.

Daybreak Oil and Gas, Inc.
(An Exploration Stage Company, Date of Inception March 1, 2005)
Notes to Financial Statements

6.   **Stockholders' Equity, Continued:**

Common Stock Issued for Investor Relations Fees

During the fiscal year ended February 28, 2006, the Company issued 2,480,000 shares of its unregistered common stock for investor relations services to various individuals and entities. Investor relations expense of $620,000 was recorded based on management's estimate of the fair value of the unregistered shares issued at the time of issue. Included in this amount was 1,500,000 shares issued to Eric Moe, the Company's Chief Executive Officer as of March 1, 2006.

Common Stock Issued for Services and Other

During the fiscal year ended February 28, 2006, the Company issued 23,667 shares of its unregistered common stock for legal and website design services and other immaterial adjustments to the Company's authorized and outstanding shares. The shares were valued at $4,000, based on management's estimate of the fair value of the unregistered shares issued and the services rendered.

Common Stock Issued for Financing Costs

During the fiscal year ended February 28, 2006, the Company issued 66,000 shares of its unregistered common stock in connection with obtaining certain debt financing. The shares were valued at $16,500, based on management's estimate of the fair value of the unregistered shares issued at the time of issue. Included in this amount were 30,000 shares issued to a director.

Common Stock Issued for Convertible Notes and Interest Payable

During the fiscal year ended February 28, 2006, the Company issued 806,135 shares of its unregistered common stock upon the conversion of $201,534 of notes and interest payable. Included in shares issued are 427,747 shares, converting $106,937 of notes and interest payable, held by three Directors of the Company; and 97,071 shares, converting $24,268 of notes and interest payable, held by an executive officer of the Company.

Common Stock Issued for Oil and Gas Property Interests

During the fiscal year ended February 28, 2006, the Company issued 700,000 shares of its unregistered common stock to purchase oil and gas properties. The shares were valued at $175,000, based on management's estimate of the fair value of the unregistered shares issued at the time of issue.

Daybreak Oil and Gas, Inc.
(An Exploration Stage Company, Date of Inception March 1, 2005)
Notes to Financial Statements

7.   Related Party Transactions

In addition to the related party transactions described in Note 6, the Company is provided office space without charge from a major shareholder and a director. The fair value of the office space is not material to the financial statements and accordingly, has not been recorded.

During the year ended February 28, 2006, loans of $126,821 were made to the Company by certain officers and directors to provide the Company with sufficient funds to pay ongoing operating expenses. The loans accrued interest of 6% per annum, were due in full one year from the date of issuance, and were converted into common shares of the Company at $0.25 per share (See Note 6).

In addition, during the year ended February 28, 2006, the Company issued a $200,000 convertible debenture to a major shareholder (See Note 4). At February 28, 2006, the convertible debenture and $1,753 of accrued interest were outstanding.

8.   Subsequent Events

On March 3, 2006, the Company offered 3,334,000 Investment Units ("Units") for sale for $1.50 per Unit, through a placement agent, Bathgate Capital Partners. An additional 20% of Units were available in the event of an over-subscription. Each Unit was comprised of two shares of common stock and one common stock purchase warrant. Each warrant is exercisable at $2.00 for a period of five years. As of May 19, 2006, the Company had sold 4,013,602 Units, for net proceeds of $5,230,000.

In addition, in March of 2006, the Company expended $840,000 in connection with acquiring 50% of the mineral rights of a property located near its Tuscaloosa Sands project. The Company also expended approximately $365,000 of well development costs on its existing Tuscaloosa project.

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

DAYBREAK OIL AND GAS, INC.

COMMON STOCK

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PROSPECTUS

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PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. Indemnification of Directors and Officers

We are authorized by our Articles of Incorporation and Bylaws by to indemnify, agree to indemnify or obligate our company to advance or reimburse expenses incurred by our Directors, Officers, employees or agents in any Proceeding (as defined in the Washington Business Corporation Act) to the full extent of the laws of the State of Washington as may now or hereafter exist.

Section 23B.08.510 of the Business Corporation Act sets out the corporation's basic authority to indemnify. The section is structured to first define generally what the corporation may indemnify and then specify exceptions for which the corporation is not permitted to indemnify.

A corporation may indemnify an individual who has been made a party to a proceeding because the individual is or was a director, against liability incurred in the proceeding if:

> (a) The individual acted in good faith; and

> (b) The individual reasonably believed:

> (i) In the case of conduct in the individual's official capacity with the corporation, that the individual's conduct was in its best interests; and

> (ii) In all other cases, that the individual's conduct was at least not opposed to its best interests; and

> (c) In the case of any criminal proceeding, the individual had no reasonable cause to believe the individual's conduct was unlawful.

Section 23B.08.510 defines the "outer limits" for which indemnification (other than as authorized by shareholder action) is permitted. If a director's conduct falls outside these limits, the director, however, is still potentially eligible for court-ordered indemnification under other provisions. Conduct falling within these broad guidelines is permissive; it does not entitle directors to indemnification. There is a much more limited area of mandatory indemnification. We have, however, however, through bylaw provisions, obligated themselves to indemnify directors to the maximum extent permitted by law.

The general standards for indemnification are closely related to the basic statutory provision defining the general standards of director conduct. The indemnity standards, however, are lower. Section 23B.08.300 (general standards of conduct) includes a requirement that directors exercise the "care an ordinarily prudent person in a like position would exercise." This standard is not contained in the standard for indemnification, which only requires that directors act" in good faith" and that they "reasonably believe" that their actions are either in the corporation's best interests or at least not opposed to those best interests. It is possible that a director who falls below the standard of conduct prescribed by the Business Corporation Act may meet the standard for indemnification under Section 23B.08.510. Further, with respect to the reverse, the courts have stated that it is clear that a director who has met the... standards of conduct would be eligible in virtually every case to be indemnified under Section 23B.08.510.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by any one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted against us by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except the Commission's registration fee and the Additional Listing Fee.

Registration Fee--Securities and Exchange Commission	$ 2,804	
Legal Fees and Expenses	$ 40,000	*
Accountants Fees and Expenses	$ 15,000	*
Total	$ 57,804	*

*Estimated.

The selling shareholders have paid none of the expenses related to this offering.

Item 26. RECENT SALES OF SECURITIES

On March 19, 2005, Terrence Dunne (appointed a director in January 2006 and CFO in April 2006), a shareholder and 10% control person, loaned the company $623 to meet ongoing operating expenses. On November 28, 2005, Mr. Dunne converted the note plus interest into unregistered common stock. He was issued 2,593 shares of stock from this conversion. On the day of the conversion the closing price of our stock was $0.52. Based on this price the value of the principal in the conversion was $1,296.

On March 22, 2005, Terrence Dunne (appointed a director in January 2006 and CFO in April 2006), a shareholder and 10% control person, loaned the company $10,216 to meet ongoing operating expenses. On November 28, 2005, Mr. Dunne converted the note plus interest into unregistered common stock. He was issued 42,503 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $0.52. Based on this price the value of the principal in the conversion was $21,249.

On March 23, 2005, Dale Lavigne, a director and shareholder, loaned the company $15,000 to meet ongoing operating expenses. On November 28, 2005, Mr. Lavigne converted the note plus interest into unregistered common stock. He was Based on this price the value of the principal in the conversion was issued 62,397 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $0.52. Based on this price the value of the principal in the conversion was $31,200.

On March 23, 2005, Ronald Lavigne, a director and shareholder, loaned the company $3,000 to meet ongoing operating expenses. On November 28, 2005, Mr. Lavigne converted the note plus interest into unregistered common stock. He was issued 12,479 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $0.52. Based on this price the value of the principal in the conversion was $6,240.

On March 25, 2005, Thomas Kilbourne, a director, Treasurer and shareholder loaned the company $3,000 to meet ongoing operating expenses. On November 28, 2005, Mr. Kilbourne converted the note plus interest into unregistered common stock. He was issued 12,475 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $0.52. Based on this price the value of the principal in the conversion was $6,240.

On March 25, 2005, Robert O'Brien, a shareholder (and ten percent (10%) control person at the time), loaned the company $15,000 to meet ongoing operating expenses. On August 31, 2006, Mr. O'Brien converted the note plus interest into unregistered common stock. He was issued 65,168 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $1.92. Based on this price the value of the principal in the conversion was $125,123.

On April 25, 2005, Terrence Dunne (appointed a director in January 2006 and CFO in April 2006), a shareholder and 10% control person, loaned the company $8,000 to meet ongoing operating expenses. On November 28, 2005, Mr. Dunne converted the note plus interest into unregistered common stock. He was issued 33,105 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $0.52. Based on this price the value of the principal in the conversion was $16,640.

On April 25, 2005, Dale Lavigne, a director and shareholder, loaned the company $8,000 to meet ongoing operating expenses. On November 28, 2005, Mr. Lavigne converted the note plus interest into unregistered common stock. He was issued 33,105 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $0.52. Based on this price the value of the principal in the conversion was $16,640.

On April 26, 2005, Ronald Lavigne, a director and shareholder, loaned the company $3,000 to meet ongoing operating expenses. On November 28, 2005, Mr. Lavigne converted the note plus interest into unregistered common stock. He was issued 12,412 shares of stock from this conversion. On the day of the conversion the closing price of our stock was $0.52. Based on this price the value of the principal in the conversion was $6,240.

On April 26, 2005, Thomas Kilbourne, a director, Treasurer and shareholder, loaned the company $3,000 to meet ongoing operating expenses. On November 28, 2005, Mr. Kilbourne converted the note plus interest into unregistered common stock. He was issued 12,412 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $0.52. Based on this price the value of the principal in the conversion was $6,240.

On April 27, 2005, we issued 350,000 shares of unregistered common stock worth $87,500. The shares were issued to AnMac Enterprises for Investor Relations ("IR") work. These shares were valued at $0.25 per share and were expensed throughout the fiscal year as monthly IR costs. On the day of issuance, the closing price of our stock was $0.33. Based on this price the value of the common stock issued was $115,500.

On April 27, 2005, we issued 500,000 shares of unregistered common stock worth $125,000 to Eric Moe (appointed CEO in March 2006) for IR work. These shares were valued at $0.25 per share and were expensed throughout the fiscal year as monthly IR costs. On the day of issuance, the closing price of our stock was $0.33. Based on this price the value of the common stock issued was $165,000.

On May 11, 2005, we issued 1,100,000 shares of unregistered common stock worth $275,000. The shares were issued to 413294 Alberta, Ltd., of Calgary, Alberta to supply the services of Robert Martin, who is our Company President. These shares were valued at $0.25 per share and were expensed throughout the fiscal year as monthly management fee costs. On the day of issuance, the closing price of our stock was $0.35. Based on this price the value of the common stock issued was $385,000.

On May 25, 2005, we issued 30,000 shares of unregistered common stock worth $7,500. The shares were issued to Irwin Renneisen for IR work. These shares were valued at $0.25 per share and were expensed in June and July as monthly IR costs. On the day of issuance, the closing price of our stock was $0.36. Based on this price the value of the common stock issued was $10,800.

On May 26, 2005, Terrence Dunne (appointed a director in January 2006 and CFO in April 2006), a shareholder and 10% control person, loaned the company $3,982 to meet ongoing operating expenses. On November 30, 2005, Mr. Dunne converted the note plus interest into unregistered common stock. He was issued 16,418 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $0.52. Based on this price the value of the principal in the conversion was $8,283.

On May 31, 2005, Thomas Kilbourne, a director, Treasurer and shareholder, loaned the company $3,000 to meet ongoing operating expenses. On November 30, 2005, Mr. Kilbourne converted the note plus interest into unregistered common stock. He was issued 12,361 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $0.52. Based on this price the value of the principal in the conversion was $6,240.

From June 7 to December 19, 2005, we conducted a private placement offering of our common stock. We sold our stock for $0.25 per share. Gross proceeds of $1,100,000 were raised from the sale and generated net proceeds of $1,087,500. A total of 4,400,000 shares of unregistered common stock were issued. We did not engage a placement agent for this offering, instead all the shares were sold directly by the company. The shares were offered and sold pursuant to a Regulation D exemption from the registration requirements of the Securities Act of 1933, as amended. The shares were offered and sold only to accredited investors.

On June 16, 2005, Terrence Dunne (appointed a director in January 2006 and CFO in April 2006), a shareholder and 10% control person, loaned the company $10,000 to meet ongoing operating expenses. On February 10, 2006, Mr. Dunne converted the note plus interest into unregistered common stock. He was issued 41,558 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $1.70. Based on this price the value of the principal in the conversion was $68,000.

On July 8, 2005, Golconda Mining Company, a shareholder, loaned the company $10,000 to meet ongoing operating expenses. On January 25, 2006, Golconda Mining Company converted the note plus interest into unregistered common stock. They were issued 41,315 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $1.54. Based on this price the value of the principal in the conversion was $61,600.

On July 27, 2005, Terrence Dunne (appointed a director in January 2006 and CFO in April 2006), a shareholder and 10% control person, loaned the company $13,000 to meet ongoing operating expenses. On February 10, 2006, Mr. Dunne converted the note plus interest into unregistered common stock. He was issued 53,675 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $1.70. Based on this price the value of the principal in the conversion was $88,400.

On July 27, 2005, Thomas Kilbourne, a director, Treasurer and shareholder, loaned the company $6,500 to meet ongoing operating expenses. On February 10, 2006, Mr. Kilbourne converted the note plus interest into unregistered common stock. He was issued 26,838 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $1.70. Based on this price the value of the principal in the conversion was $44,200.

On July 27, 2005, Robert O'Brien, a shareholder (and ten percent (10%) control person at the time), loaned the company $12,000 to meet ongoing operating expenses. On August 31, 2006, Mr. O'Brien converted the note plus interest into unregistered common stock. He was issued 51,156 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $1.92. Based on this price the value of the principal in the conversion was $98,220.

On August 1, 2005, Dale Lavigne, a director and shareholder, loaned the company $5,000 to meet ongoing operating expenses. On February 10, 2006, Mr. Lavigne converted the note plus interest into unregistered common stock. He was issued 20,628 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $1.70. Based on this price the value of the principal in the conversion was $34,000.

On August 1, 2005, Thomas Kilbourne, a director, Treasurer and shareholder, loaned the company $500 to meet ongoing operating expenses. On February 10, 2006, Mr. Kilbourne converted the note plus interest into unregistered common stock. He was issued 2,063 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $1.70. Based on this price the value of the principal in the conversion was $3,400.

On August 2, 2005, Ronald Lavigne, a director and shareholder, loaned the company $5,000 to meet ongoing operating expenses. On February 10, 2006, Mr. Lavigne converted the note plus interest into unregistered common stock. He was issued 20,625 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $1.70. Based on this price the value of the principal in the conversion was $34,000.

On August 22, 2005, Thomas Kilbourne, a director, Treasurer and shareholder, loaned the Company $5,000 to meet ongoing operating expenses. On February 28, 2006, Mr. Kilbourne converted the note plus interest into unregistered common stock. He was issued 20,625 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $2.25. Based on this price the value of the principal in the conversion was $45,000.

On August 24, 2005, Terrence Dunne (appointed a director in January 2006 and CFO in April 2006), a shareholder and 10% control person, loaned the company $6,000 to meet ongoing operating expenses. On February 28, 2006, Mr. Dunne converted the note plus interest into unregistered common stock. He was issued 24,742 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $2.25. Based on this price the value principal in the conversion was $54,000.

On August 26, 2005, Terrence Dunne (appointed a director in January 2006 and CFO in April 2006), a shareholder and 10% control person, loaned the company $6,000 to meet ongoing operating expenses. On February 28, 2006, Mr. Dunne converted the note plus interest into unregistered common stock. He was issued 24,734 shares of stock from this conversion. On the day of the conversion the closing price of our stock was $2.25. Based on this price the value of the principal in the conversion was $54,000.

On August 26, 2005, Robert O'Brien, a shareholder (and ten percent (10%) control person at the time), loaned the company $5,000 to meet ongoing operating expenses. On August 31, 2006, Mr. O'Brien converted the note plus interest into unregistered common stock. He was issued 21,216 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $1.92. Based on this price the value of the principal in the conversion was $40,735.

On August 31, 2005, we issued 100,000 shares of unregistered common stock worth $25,000. The shares were issued to Margaret Perales from MPG Petroleum to extend the funding deadline on the Pearl Prospect contract. These shares were valued at $0.25 per share and were capitalized in August as part of our oil and gas project costs. On the day of issuance, the closing price of our stock was $0.37. Based on this price the value of the common stock issued was $37,000.

On August 31, 2005, Ronald Lavigne, a director and shareholder, loaned the company $2,500 to meet ongoing operating expenses. On February 28, 2006, Mr. Lavigne converted the note plus interest into unregistered common stock. He was issued 10,298 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $2.25. Based on this price the value of the principal in the conversion was $22,500.

On August 31, 2005, Thomas Kilbourne, a director, Treasurer and shareholder, loaned the company $2,500 to meet ongoing operating expenses. On February 28, 2006, Mr. Kilbourne converted the note plus interest into unregistered common stock. He was issued 10,298 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $2.25. Based on this price the value of the principal in the conversion was $22,500.

On August 31, 2005, Terrence Dunne (appointed a director in January 2006 and CFO in April 2006), a shareholder and 10% control person, loaned the company $4,000 to meet ongoing operating expenses. On February 28, 2006, Mr. Dunne converted the note plus interest into unregistered common stock. He was issued 16,476 shares of stock from this conversion. On the day of the conversion, the closing price of our stock was $2.25. Based on this price the value of the principal in the conversion was $36,000.

On October 5, 2005, we issued 1,000,000 shares of unregistered common stock worth $250,000 to Eric Moe (appointed CEO in March 2006) for Investment Relations work. These shares were valued at $0.25 per share and were expensed throughout the fiscal year as monthly IR costs. On the day of issuance, the closing price of our stock was $0.64 Based on this price the value of the common stock issued was $640,000.

On October 27, 2005, we issued 600,000 shares of unregistered common stock worth $150,000. The shares were issued to Sam Pfiester, Trustee for the Tuscaloosa Sands Prospect in Louisiana. These shares were valued at $0.25 per share and were capitalized in October as part of our oil and gas project costs in Louisiana. On the day of issuance, the closing price of our stock was $0.55. Based on this price the value of the common stock issued was $330,000.

On October 27, 2005, we issued 1,667 shares of common stock worth $500. The shares were issued to Laura Crist for marketing work. These shares were valued at $0.30 per share and were expensed in October as part of our marketing and advertising costs. On the day of issuance, the closing price of our stock was $0.55. Based on this price the value of the common stock issued was $917.

On October 27, 2005, we issued 10,000 shares of common stock worth $3,500. The shares were issued to Greg Lipsker for legal work. These shares were valued at $0.35 per share and were expensed in October as part of our legal costs. On the day of issuance, the closing price of our stock was $0.55. Based on this price the value of the common stock issued was $5,000.

On November 30, 2005, we issued 18,000 shares of unregistered common stock worth $4,500 to each of the six members of the Board of Directors for work that had been done beyond their regular director duties. These shares were valued at $0.25 per share and were expensed in October as part of directors' fees. On the day of issuance, the closing price of our stock was $0.52 Based on this price the value of the common stock issued was $9,360.

On November 30, 2005, we issued 9,000 shares of unregistered common stock worth $2,250 to each of the six members of the Board of Directors. These shares were valued at $0.25 per share and were expensed in the third quarter of the fiscal year as part of directors' fees. On the day of issuance, the closing price of our stock was $0.52. Based on this price the value of the common stock issued was $4,680.

On November 30, 2005, we issued 400,000 shares of unregistered common stock worth $100,000 to Terrence Dunne (appointed CFO in April 2006) a shareholder and 10% control person for management services. These shares were valued at $0.25 per share and were expensed throughout the last two quarters of the fiscal year. On the day of issuance, the closing price of our stock was $0.52 Based on this price the value of the common stock issued was $208,000.

On December 19, 2005, we received an advance of $60,000 on a warehousing line of credit from a finance company, Genesis Financial Inc., to finance operating activities. This warehousing line of credit for $180,000 was set up to fund the completion costs of the Ginny South well. The balance of this line of credit was never utilized and was subsequently cancelled. The 36,000 shares of unregistered common stock worth $9,000 that were issued, served as the loan origination fees on this line of credit. These shares were valued at $0.25 per share and were expensed as loan costs in December. On the day of issuance, the closing price of our stock was $0.58. Based on this price the value of the common stock issued was $20,880.

On December 19, 2005, we issued 30,000 shares of unregistered common stock worth $7,500 to Terrence Dunne for his personal guarantee on the Genesis Financial warehousing line of credit. These shares were valued at $0.25 per share and were expensed in December as part of our loan costs. On the day of issuance, the closing price of our stock was $0.58. Based on this price the value of the common stock issued was $17,400.

On January 17, 2006, we issued 300,000 shares of unregistered common stock worth $75,000 to Dale Lavigne, a director and shareholder for management services. These shares were valued at $0.25 per share and were expensed throughout the last two quarters of the fiscal year. On the day of issuance, the closing price of our stock was $0.56. Based on this price the value of the common stock issued was $168,000.

On January 17, 2006, we issued 300,000 shares of unregistered common stock worth $75,000 to Ronald Lavigne, a director and shareholder for management services. These shares were valued at $0.25 per share and were expensed throughout the last two quarters of the fiscal year. On the day of issuance, the closing price of our stock was $0.56. Based on this price the value of the common stock issued was $168,000.

On January 17, 2006, we issued 400,000 shares of unregistered common stock worth $100,000 to Thomas Kilbourne, a director, Treasurer and shareholder for management services. These shares were valued at $0.25 per share and were expensed throughout the last two quarters of the fiscal year. On the day of issuance, the closing price of our stock was $0.56. Based on this price the value of the common stock issued was as $224,000.

On January 17, 2006, we issued 600,000 shares of unregistered common stock worth $150,000. The shares were issued to Kirby Cochran for IR work. These shares were valued at $0.25 per share and were expensed in January as part of our IR costs. On the day of issuance, the closing price of our stock was $0.56. Based on this price the value of the common stock issued was $336,000.

On February 10, 2006, we issued 240,000 shares of unregistered common stock worth $60,000. The shares were issued to Genesis Financial Inc., of Spokane, Washington as full payment for the advance from the warehousing line of credit that was created on December 19, 2005. The shares were valued at $0.25 per share. On the day of issuance, the closing price of our stock was $1.70. Based on this price the value of the common stock issued was $408,000.

On February 10, 2006, we issued 100,000 shares of unregistered common stock worth $50,000 to Bennett Anderson for management fees. These shares were valued at $0.50 per share and were expensed in February. Mr. Anderson serves as our Chief Operating Officer effective March 1, 2006. On the day of issuance, the closing price of our stock was $1.70. Based on this price the value of the common stock issued was $85,000.

On February 28, 2006, we issued 3,000 shares of unregistered common stock worth $2,250 to each of the seven members of the Board of Directors. These shares were valued at $0.75 per share and were expensed in the fourth quarter of the fiscal year as part of directors' fees. On the day of issuance, the closing price of our stock was $2.25. Based on this price the value of the common stock issued was $6,750.

From March until May 2006, we conducted a private placement offering of our common stock. Bathgate Capital Partners LLC, a Denver, Colorado based investment bank acted as the placement agent. We offered units for sale which included two shares of common stock and one warrant share for $1.50 per unit. Gross proceeds from the sale were $6,020,404, which equaled 4,013,602 units. Our net proceeds were $5,230,000 and the placement agents commission and expenses equaled $790,401.65. A total of 8,027,206 shares of unregistered common stock were issued. Additionally, a total of 4,013,602 warrant shares could be issued from this private placement. These warrant shares will be exercisable at a price of $2.00 per share for a period of five years and have a cashless excise provision. The placement agent earned 1,204,081 warrant shares, of which 802,721 are exercisable at $0.75 per share and the remaining 403,360 warrant shares are exercisable at $2.00 per share. These placement agent warrant shares are exercisable for a period of seven years. We had the final distribution and closing of proceeds on May 19, 2006 from this private placement. This offering was made pursuant to a Rule 506 exemption from registration promulgated under Regulation D of the Securities Act of 1933, as amended. All offerees and purchasers in this private placement were accredited investors.

On May 3, 2006, we issued 70,000 shares of unregistered common stock worth $42,000. The shares were issued to Gregory Donelson for consulting services. These shares were valued at $0.60 per share per terms of the contract signed in December 2005, and were expensed in May as part of our fundraising costs. On the day of issuance, the closing price of our stock was $2.23. Based on this price the value of the common stock issued was $156,100.

On May 10, 2006, we issued 150,000 shares of unregistered common stock worth $112,500. The shares were issued to AnMac Enterprises for IR work. These shares were valued at $0.75 per share and will be expensed throughout the fiscal year as monthly IR costs. On the day of issuance, the closing price of our stock was $2.20. Based on this price the value of the common stock issued was $330,000.

On May 26, 2006, we issued 250,000 shares of unregistered common stock worth $187,500 to 413294 Alberta, Ltd., of Calgary, Alberta for the services of Robert Martin, our Company President. These shares were valued at $0.75 per share and will be expensed throughout the current fiscal year as monthly management fee. On the day of issuance, the closing price of our stock was $2.95. Based on this price the value of the common stock issued was $737,500.

On May 26, 2006, we issued 250,000 shares of unregistered common stock worth $187,500 to Eric Moe. These shares were valued at $0.75 per share and will be expensed throughout the fiscal year as part of our monthly management fees. On the day of issuance, the closing price of our stock was $2.95. Based on this price the value of the common stock issued was $737,500.

On May 26, 2006, we issued 100,000 shares of unregistered common stock worth $75,000. The shares were issued to Thomas Kilbourne, Treasurer, for management services. These shares were valued at $0.75 per share and will be expensed throughout the fiscal year as part of our monthly management fee costs. On the day of issuance, the closing price of our stock was $2.95. Based on this price the value of the common stock issued was $295,000.

On August 31, 2006, we issued Eric Moe 250,000 shares of unregistered common stock worth $250,000. These shares were valued at $1.00 per share and will be expensed throughout the remainder of the fiscal year ending February 28, 2007. On the date of issuance, the closing price of our stock was $2.00. Based on this price the value of the common stock issued was $500,000.

On September 22, 2006, we issued to Strike Oil & Minerals, Corp. of Georgetown, TX 72,500 shares of unregistered common stock worth $72,500 as partial payment on the purchase on an additional 8% working interest in the Tuscaloosa Project in NE Louisiana. These shares were valued at $1.00 per share and were capitalized under oil and gas acquisitions. On September 22, 2006, the closing price of our stock was $1.50. Based on the closing price of our stock the value of the transaction was $108,750.

The convertible notes, shares issued upon conversion of the notes and shares issued in consideration of services and acquisitions were issued pursuant to a Section 4(2) exemption from registration under the Securities Act of 1933, as amended.

On July 18, 2006, the Company completed an offering of $3,260,000 of a maximum $6,000,000 private placement of its Series A Convertible Preferred Stock and common stock purchase warrants, which are being offered in Units consisting of 1 share of Preferred Stock and one common stock purchase warrant exercisable to purchase to purchase one share of common stock. The offering price of a Unit was $3.00. The warrants are exercisable at $2.00 per share for five (5) years. Our net proceeds from the offering were $2,836,200.

We paid a placement agent fees totaling $423,800 in connection with the offering (including a three percent 3% unaccountable expense allowance), and we will issue it warrants to purchase 3 shares of common stock for each ten Units sold. The warrants are exercisable at $1.00 per share.

The offering was made pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 4(2) of the Act, and Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The securities were sold to 82 "Accredited Investors" as defined by Regulation D, who were not solicited through any form of general solicitation or advertising, represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and other instruments issued in the transaction. All purchasers of the securities received adequate information about us.

All of the above securities are unregistered securities and each person who received certificates for shares of unregistered stock consented to the placement of a restrictive legend on their certificate.

THIS SECURITY HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), IN RELIANCE UPON THE EXEMPTIONS FROM REGISTRATION PROVIDED IN THE ACT AND REGULATION D UNDER THE ACT. AS SUCH, THE PURCHASE OF THIS SECURITY WAS NECESSARILY WITH THE INTENT OF INVESTMENT AND NOT WITH A VIEW FOR DISTRIBUTION. THEREFORE, ANY SUBSEQUENT TRANSFER OF THIS SECURITY OR ANY INTEREST THEREIN WILL BE UNLAWFUL UNLESS IT IS REGISTERED UNDER THE ACT OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE. FURTHERMORE, IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THIS SECURITY OR ANY

INTEREST THEREIN, WITHOUT THE OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY THAT THE PROPOSED TRANSFER OR SALE DOES NOT AFFECT THE EXEMPTIONS RELIED UPON BY THE COMPANY IN ORIGINALLY DISTRIBUTING THE SECURITY AND THAT REGISTRATION IS NOT REQUIRED.

ITEM 27. EXHIBITS

Exhibit Number	Description of document
3.i	Amended Articles of Incorporation
5.1	Opinion of Workland & Witherspoon, PLLC
10.i	Placement Agent Agreement dated March 3, 2006 by and between Daybreak Oil and Gas, Inc., and Bathgate Capital Partners LLC
10.ii	Form of Investor Subscription Agreement
10.iii	Form of Common Stock Purchase Warrant
10.iv	Form of Registration Rights Agreement
10.v	Quitclaim Mining Deed Between Silver Crown Mining Company and Daybreak Oil and Gas, Inc.
10.vi	Prospect Review Noncompetition and Confidentiality Agreement
10.vii	Chicago Mill Joint Venture
10.viii	Joint Venture Agreement Between Nomad Hydrocarbons Ltd. and Daybreak Oil and Gas, Inc.
10.ix	Development Agreement
10.x	Prospect Review Agreement
10.xi	Krotz Springs 3D Prospect Terms of Trade
10.xii	Pipeline License Agreement
10.xiii	Big Sky Farmout Agreement
10.xiv	Vision Exploration LLC Prospect Letter of Intent
10.xv	North Colgrade Prospect Oil and Gas Prospect Letter Agreement
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Workland & Witherspoon, PLLC (included as part of Exhibit 5.1)

ITEM 28. UNDERTAKINGS

The Registrant hereby undertakes:

(a)   to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) include any prospectus required by section 10(a)(3) of the Securities Act of 1933 ;

(ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) include any additional or changed material information or the plan of distribution.

(b) that, for the purpose of determining any liability under the Securities Act of 1933, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(c) to file a post-effective amendment to remove from registration any of the securities being registered, which remain unsold at the end of the offering.

(d) that insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registration of expenses incurred or paid by a director, officer or controlling person to the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) that for the purpose of determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 (ss.230.424 of this chapter);

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv) any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing Form SB-2 and has caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Spokane, Washington, on October 27, 2006.

DAYBREAK OIL AND GAS, INC.

By: /s/ Eric L. Moe
Name: Eric L. Moe
Title: Chief Executive Officer

By: /s/ Robert N. Martin
Name: Robert N. Martin
Title: President

By: /s/ Terrence J. Dunne
Name: Terrence J. Dunne
Title: Chief Financial Officer

By: /s/ Thomas C. Kilbourne
Name: Thomas C. Kilbourne
Title: Controller

By: /s/ Bennett W. Anderson
Name: Bennett W. Anderson
Title: Chief Operating Officer

 /s/ Eric L. Moe
Eric L. Moe, Director

 /s/ Dale B. Lavigne
Dale B. Lavigne, Director By Terrence J. Dunne, pursuant to a Power of Attorney as previously filed

 /s/ Robert N. Martin
Robert N. Martin, Director By Terrence J. Dunne, pursuant to a Power of Attorney as previously filed

 /s/ Jeffrey R. Dworkin
Jeffrey R. Dworkin, Director By Terrence J. Dunne, pursuant to a Power of Attorney as previously filed

 /s/ Terrence J. Dunne
Terrence J. Dunne, Director

 /s/ Thomas C. Kilbourne
Thomas C. Kilbourne By Terrence J. Dunne, pursuant to a Power of Attorney as previously filed

 /s/ Michael Curtis
Michael Curtis, Director By Terrence J. Dunne, pursuant to a Power of Attorney as previously filed

 /s/ Ronald D. Lavigne
Ronald D. Lavigne, Director By Terrence J. Dunne, pursuant to a Power of Attorney as previously filed

INDEX TO EXHIBITS

Exhibit Number	Description of document
3.i	Amended Articles of Incorporation
5.1	Opinion of Workland & Witherspoon, PLLC
10.i	Placement Agent Agreement dated March 3, 2006 by and between Daybreak Oil and Gas, Inc., and Bathgate Capital Partners LLC
10.ii	Form of Investor Subscription Agreement
10.iii	Form of Common Stock Purchase Warrant
10.iv	Form of Registration Rights Agreement
10.v	Quitclaim Mining Deed Between Silver Crown Mining Company and Daybreak Oil and Gas, Inc.
10.vi	Prospect Review Noncompetition and Confidentiality Agreement
10.vii	Chicago Mill Joint Venture
10.viii	Joint Venture Agreement Between Nomad Hydrocarbons Ltd. and Daybreak Oil and Gas, Inc.
10.ix	Development Agreement
10.x	Prospect Review Agreement
10.xi	Krotz Springs 3D Prospect Terms of Trade
10.xii	Pipeline License Agreement
10.xiii	Big Sky Farmout Agreement
10.xiv	Vision Exploration LLC Prospect Letter of Intent
10.xv	North Colgrade Prospect Oil and Gas Prospect Letter Agreement
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Workland & Witherspoon, PLLC (included as part of Exhibit 5.1)

EXHIBIT 3.i

**ARTICLES OF AMENDMENT
OF
DAYBREAK OIL AND GAS, INC.**

Pursuant to the provisions of the Washington Business Corporation Act, Chapter 23B.10 RCW, the following Articles of Amendment to Articles of Incorporation are submitted for filing.

ARTICLE I

The name of this corporation is DAYBREAK OIL AND GAS, INC. (the "Corporation").

**ARTICLE II
Amended Sixth Article
Capitalization**

2.1   Classes. The authorized capital stock of the corporation shall consist of two classes of stock, designated as Common Stock and Preferred Stock.

2.2   Common Stock. The total number of shares of Common Stock that the corporation will have authority to issue is Two Hundred Million (200,000,000). The shares shall have a par value of $0.001 per share. Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held. All of the Common Stock authorized herein shall have equal voting rights and powers without restrictions in preference.

2.3   Preferred Stock. The total number of shares of Preferred Stock that the corporation will have authority to issue is Ten Million (10,000,000). The Preferred Stock shall have a stated value of $0.001 per share. The authorized shares of Preferred Stock may be divided into and issued in series. Authority is vested in the Board, subject to the limitations and procedures prescribed by law, to divide any part or all of such Preferred Stock into any number of series, to fix and determine relative rights and preferences of the shares of any series to be established, and to amend the rights and preferences of the shares of any series that has been established but is wholly unissued.   Within any limits stated in these Amended Articles of Incorporation ("Articles") or in the resolution of the Board establishing a series, the Board, after the issuance of shares of a series, may amend the resolution establishing the series to decrease (but not below the number of shares of such series then outstanding) the number of shares of that series, and the number of shares constituting the decrease shall thereafter constitute authorized but undesignated preferred shares. The authority herein granted to the Board to determine the relative rights and preferences of the Preferred Stock shall be limited to unissued shares, and no power shall exist to alter or change the rights and preferences of any shares that have been issued. Preferred Stock, or any series thereof, may have rights that are identical to those of Common Stock.

2.4   Series A Convertible Preferred Stock.   Two Million Four Hundred Thousand (2,400,000) shares of Preferred Stock shall be designated and known as Series A Convertible Preferred Stock (the "Series A Preferred").   The relative rights, preferences, privileges and restrictions granted to or imposed upon the Series A Preferred and the holders thereof are as follows:

2.4.1 Dividends.

(a)　　The holders of Series A Preferred shall be entitled to receive dividends at the rate of six percent (6%) per annum, payable out of the funds legally available therefore (whether in cash or in kind); dividends shall begin to accrue on the final closing date of the private placement by which such preferred shares were offered and sold, and shall be cumulative.

(b)　　No dividends or other distributions shall be made with respect to the Common Stock, other than dividends payable solely in Common Stock, unless at the same time an equivalent dividend with respect to the Series A Preferred has been paid or set apart or such equivalent dividend has been waived by the affirmative vote or written consent of the holders of not less than a majority of the outstanding shares of Series A Preferred. Any declared but unpaid dividends on the shares of Series A Preferred shall be paid upon the conversion of such shares into Common Stock either (at the option of the Corporation) by payment of cash or by the issuance of shares of Common Stock at the conversion rate.

2.4.2 Liquidation Preference.

(a)　　In the event of any liquidation, dissolution or winding up of this Corporation, either voluntary or involuntary, the holders of the Series A Preferred shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of this Corporation to the holders of Common Stock by reason of their ownership thereof, and subject to the rights of any series of Preferred Stock that ranks on liquidation prior to the Series A Preferred, an amount equal to all accrued or declared but unpaid dividends on such shares, for each share of Series A Preferred then held by them. The remaining assets shall be distributed ratably to the holders of Common and Series A Preferred on a common equivalent basis.

(b)　　(i) A consolidation or merger of this Corporation with or into any other corporation or corporations pursuant to which the shareholders of this Corporation prior to the merger or similar transaction shall own less than fifty percent (50%) of the voting securities of the surviving corporation, (ii) a sale, conveyance or disposition of all or substantially all of the assets of this corporation, or (iii) the effectuation by this Corporation of a transaction or series of related transactions in which more than fifty percent (50%) of the voting power of this Corporation is disposed of (other than the sale of Preferred Stock), shall be deemed to be a liquidation, dissolution or winding up within the meaning of this subsection 2.4.2 and shall entitle the holders of Series A Preferred and Common Stock to receive at the closing in cash or securities the amount as specified in subsection 2.4.2(a) above.

(c)　　Whenever the distribution provided for in this subsection 2.4.2 shall be payable in securities or property other than cash, the value of such distribution shall be the fair market value of such securities or other property as determined in good faith by the Board, and with respect to the gross amounts of their distributions, the holders of Series A Preferred shall participate ratably in the distribution of such securities or other property.

(d)　　The Corporation shall give each holder of record of Series A Preferred written notice of any impending event designated in subsection 2.4.2(b) above not later than twenty (20) days prior to the shareholders' meeting called to approve such transaction, or twenty (20) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The transaction shall in no event take place sooner than twenty (20) days after this Corporation has given the notice provided for herein; provided, however, that such period may be shortened upon the written consent of the holders of Series A Preferred who are entitled to such notice rights or similar notice rights and who represent at least a majority of the voting power of all then outstanding shares of such Series A Preferred.

2.4.3 Voting Rights. Except as otherwise expressly provided herein or as required by law, the holder of each share of Series A Preferred shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Series A Preferred could then be converted, and with respect to such, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock (except as otherwise expressly provided herein or as required by law), voting together with the Common Stock as a single class, and shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of this Corporation.

2.4.4 Conversion. The holders of Series A Preferred shall have conversion rights as follows:

(a) Right to Convert. Each share of Series A Preferred shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of this Corporation or any transfer agent for such stock, into three (3) fully paid and nonassessable shares of Common Stock. The conversion price shall initially be $1.00 per share Common Share for the Series A Preferred (the "Series A Conversion Price"), and shall be subject to adjustment as set forth herein.

(b) Automatic Conversion. Each share of Series A Preferred shall automatically be converted into shares of Common Stock at the then effective Conversion Price upon the earlier of (i) the date specified by vote or written consent or agreement of the holders of a majority of the outstanding shares of Series A Preferred; or (ii) if the Common Stock into which the Series A Convertible Preferred Stock are convertible are registered with the Securities and Exchange Commission and at any time after to the effective date of the registration statement the Company's Common Stock closes at or above $3.00 per share for twenty (20) out of thirty trading days (30) days.

(c) Mechanics of Conversion. Before any holder of Series A Preferred shall be entitled to convert the same into shares of Common Stock, he, she or it shall surrender the certificate or certificates thereof, duly endorsed, at the office of this Corporation or of any transfer agent for such stock, and shall give written notice to this Corporation at such office that he, she or it elects to convert the same and shall state therein the name or names in which he, she or it wishes the certificate or certificates for shares of Common Stock to be issued; provided, however, that in the event of an automatic conversion pursuant to subsection 2.4.4(b), the outstanding shares of Series A Preferred shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to this Corporation or its transfer agent. This Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Series A Preferred are either delivered to this Corporation or its transfer agent as provided above, or the holder notifies this Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to this Corporation to indemnify this Corporation from any loss incurred by it in connection with such certificates. This Corporation shall, as soon as practicable after delivery of such certificate, or such agreement of indemnification in the case of a lost certificate, issue and deliver at such office to such holder of Series A Preferred a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A Preferred, or in the case of automatic conversion under subsection 2.4.4(b), on the date of closing of the public offering, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

(d)   Adjustments to Series A Conversion Price for Diluting Issues.

(i)   Special Definitions. For purposes of this subsection 2.4.4(d), the following definitions shall apply:

(1)   "Options" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire either Common Stock or Convertible Securities.

(2)   "Original Issue Date" shall mean the date on which the first share of any Series A Preferred is issued.

(3)   "Convertible Securities" shall mean any evidences of indebtedness, shares (other than the Series A Preferred) or other securities convertible into or exchangeable for Common Stock.

(4)   "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or, pursuant to Section 4(d)(iii), deemed to be issued) by this Corporation after the Original Issue Date, other than shares of Common Stock issued or issuable:

(A)   Upon conversion of shares of Series A Preferred;

(B)   To a commercial lender or lessor in a transaction that is approved by the Board, including at least two of the directors elected/appointed pursuant to subsection 2.4.3(b)(ii);

(C)   As a dividend or distribution on the Series A Preferred;

(D)   For which adjustment of the Conversion Price is made pursuant to subsection 2.4.4(e);

(E)   To officers, directors, employees or sales representatives of, or consultants to, this Corporation pursuant to stock option or stock purchase plans, agreements or arrangements approved by the Board;

(F)   In connection with strategic business transactions that are approved by the; or

(G)   In connection with acquisitions of other companies or assets in transaction that are approved by the Board.

(ii)   <u>No Adjustment of Series A Conversion Price</u>. No adjustment in the Series A Conversion Price shall be made in respect of the issuance of Additional Shares of Common Stock unless the consideration per share for an Additional Share of Common Stock issued or deemed to be issued by this Corporation is less than the applicable Series A Conversion Price in effect on the date of, and immediately prior to, such issue.

(iii)   <u>Deemed Issue of Additional Shares of Common Stock</u>. In the event this Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities then entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto without regard to any provisions contained therein designed to protect against dilution) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefore, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, <u>provided</u> that Additional Shares of Common Stock shall not be deemed to have been issued unless the consideration per share (determined pursuant to subsection 2.4.4(d)(v) hereof) of such Additional Shares of Common Stock would be less than the Series A Conversion Price in effect on the date of and immediately prior to such issue, or such record date, as the case may be, and <u>provided further</u> that in any such case in which Additional Shares of Common Stock are deemed to be issued:

(1)   No further adjustments in the Series A Conversion Price shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

(2)   If such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase in the consideration payable to this Corporation, or decrease in the number of shares of Common Stock issuable, upon the exercise, conversion or exchange thereof, the Series A Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any

such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities (provided, however, that no such adjustment of the Series A Conversion Price shall affect Common Stock previously issued upon conversion of the Series A Preferred);

(3)   Upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Series A Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon such expiration, be recomputed as if:

(A)   In the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common Stock issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefore was the consideration actually received by this Corporation for the issue of all such Options, whether or not exercised, plus the consideration actually received by this Corporation upon such exercise, or for the issue of all such Convertible Securities that were actually converted or exchanged, plus the additional consideration, if any, actually received by this Corporation upon such conversion or exchange, and

(B)   In the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options and the consideration received by this Corporation for the Additional Shares of Common Stock deemed to have been then issued was the consideration actually received by this Corporation for the issue of all such Options, whether or not exercised, plus the consideration deemed to have been received by this Corporation (determined pursuant to subsection 2.4.4(d)(v)) upon the issue of the Convertible Securities with respect to which such Options were actually exercised;

(4)   No readjustment pursuant to clauses (2) or (3) above shall have the effect of increasing the Series A Conversion Price to an amount which exceeds the lower of (A) the Series A Conversion Price on the original adjustment date, or (B) the Series A Conversion Price that would have resulted from any issuance of such Additional Shares of Common Stock between the original adjustment date and such readjustment date;

(5)   In the case of any Options that expire by their terms not more than thirty (30) days after the date of issue thereof, no adjustment of the Series A Conversion Price shall be made, except as to shares of Series A Preferred converted in such period, until the expiration or exercise of all

such Options, whereupon such adjustment shall be made in the same manner provided in clause (3) above.

(iv)   Adjustment of Series A Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event this Corporation, at any time after the Original Issue Date, shall issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to subsection 2.4.4(d)(iii)) without consideration or for a consideration per share less than the Series A Conversion Price applicable to a particular series of Preferred Stock in effect on the date of and immediately prior to such issue, then, and in such event, such Series A Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-tenth of a cent) determined by multiplying such Series A Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance plus the number of shares of Common Stock that the aggregate consideration received by this Corporation for the total number of Additional Shares of Common Stock so issued would purchase at such Series A Conversion Price, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance plus the number of such Additional Shares of Common Stock so issued. For purposes of the above calculation, the number of shares of Common Stock outstanding shall not include in such calculation any Additional Shares of Common Stock issuable with respect to shares of Series A Preferred, Convertible Securities, or outstanding options, warrants or other rights for the purchase of shares of stock or convertible securities, solely as a result of the adjustment of the respective Series A Conversion Prices (or other conversion ratios) resulting from the issuance of Additional Shares of Common Stock causing such adjustment.

(vi)   Determination of Consideration. For purposes of this subsection 2.4.4(d), the consideration received by this Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(1)   Cash and Property. Such consideration shall:

(A)   Insofar as it consists of cash, be computed at the aggregate amount of cash received by this Corporation but excluding any amounts paid or payable for accrued interest or accrued dividends;

(B)   Insofar as it consists of property other than cash, be computed at the fair value thereof at the time of such issue, as determined in good faith by the Board; and

(C)   In the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of this Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (A) and (B) above, as determined in good faith by the Board.

(2)   Options and Convertible Securities. The consideration per share received by this Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to subsection 2.4.4(d)(iii), relating to Options and Convertible Securities, shall be determined by dividing:

(A)   The total amount, if any, received or receivable by this Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein designed to protect against dilution) payable to this Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities by

(B)   The maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein designed to protect against dilution) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(e)   Adjustments to Series A Conversion Price for Stock Dividends and for Combinations of Subdivisions of Common Stock. In the event that this Corporation at any time or from time to time after the Original Issue Date shall declare or pay, without consideration, any dividend on the Common Stock payable in Common Stock or in any right to acquire Common Stock for no consideration, or shall effect a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock split, reclassification or otherwise than by payment of a dividend in Common Stock or in any right to acquire Common Stock), or in the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, then the Series A Conversion Price shall, concurrently with the effectiveness of such event, be proportionately decreased or increased, as appropriate. In the event that this Corporation shall declare or pay, without consideration, any dividend on the Common Stock payable in any right to acquire Common Stock for no consideration, then this Corporation shall be deemed to have made a dividend payable in Common Stock in an amount of shares equal to the maximum number of shares issuable upon exercise of such rights to acquire Common Stock.

(f)   Adjustments for Reclassification and Reorganization. If the Common Stock issuable upon conversion of the Series A Preferred shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for in subsection 2.4.4(e) above or a merger or other reorganization referred to in subsection 2.4.2(c) above), then the Series A Conversion Price as then in effect shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted so that the Series A Preferred shall be convertible into, in lieu of the number of shares of Common Stock that the holders would have otherwise been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of shares of Common Stock that would have been subject to receipt by the holders upon conversion of the Series A Preferred immediately before that change.

(g)　No Impairment.　This Corporation will not, by amendment of these Articles or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by this Corporation but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series A Preferred against impairment.

(h)　Certificates as to Adjustments.　Upon the occurrence of each adjustment or readjustment of the applicable Series A Conversion Price pursuant to this Section 4, this Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series A Preferred a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based.　The corporation shall, upon the written request at any time of any holder of Series A Preferred, furnish or cause to be furnished to such holder a like certificate prepared by this Corporation setting forth (i) such adjustments and readjustments, (ii) the Series A Conversion Price at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Series A Preferred.

(i)　Notices.　In the event of any taking by this Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, this Corporation shall mail to each holder of Preferred Stock at least thirty (30) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution.　In the event of any proposal by this Corporation to take any action that would result in any liquidation or deemed liquidation of this Corporation, this Corporation shall mail to each holder of Series A Preferred at least twenty (20) days prior to the date of such proposed transaction a notice specifying the proposed date of such transaction.　Any notice required by the provisions of this Section 4 to be given to the holders of shares of Series A Preferred shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at its address appearing on the books of this Corporation.　If the mailing address of any holder of Series A Preferred is outside of the United States, a copy of any notice to be sent pursuant to Section 4 shall be sent to such holder by telecopy or telex (with confirmation of receipt) and shall be deemed given upon transmission and any notices deposited in the mail shall be sent by registered airmail.

(j)　Issue Taxes.　This Corporation shall pay any and all issue and other taxes, excluding federal, state or local income taxes, that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of shares of Series A Preferred pursuant hereto; provided, however, that this Corporation shall not be obligated to pay any transfer taxes resulting from any transfer requested by any holder in connection with any such conversion.

(k)   Reservation of Stock Issuable Upon Conversion. This Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Series A Preferred, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series A Preferred, this Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging its best efforts to obtain the requisite shareholder approval of any necessary amendment to these Articles.

(l)   Fractional Shares.   No fractional shares shall be issued upon the conversion of any share or shares of Series A Preferred. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series A Preferred by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share.   If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a share of Common Stock, this Corporation shall, in lieu of issuing any fractional share, pay the holder otherwise entitled to such fraction a sum in cash equal to the fair market value of such fraction on the date of conversion (as determined in good faith by the Board).

2.4.5 Protective Provisions.   So long as any Series A Preferred is outstanding, this Corporation shall not, without the written consent in lieu of a meeting, or the affirmative vote at a meeting called for such purpose, of the holders of at least a majority of the shares of Series A Preferred then outstanding:

(a)   Change as a whole, by subdivision or combination in any manner, the number of shares of the Common Stock then outstanding into a different number of shares, with or without par value, without making the identical change as a whole in the number of shares of Series A Preferred then outstanding;

(b)   Amend, alter or repeal, in any manner whatsoever, the designations, powers, preferences, relative participating, optional or other special rights, qualifications, limitations and restrictions for the benefit of the Series A Preferred;

(c)   Declare or pay any dividend or make any distribution (whether in cash, shares of capital stock of this Corporation, or other property) on shares of its Common Stock (other than a dividend payable solely in shares of Common Stock);

(d)   Increase the number of authorized shares of Series A Preferred or Common Stock;

(e)   Authorize, create, issue or reclassify any other equity security (including any security convertible into or exercisable for any equity security) having rights or preferences senior to any of the rights or preferences of the Series A Preferred;

(f)   Amend these Articles or this Corporation's Bylaws in any manner that affects the rights of the holders of Series A Preferred;

(g)   Approve the liquidation or dissolution of this Corporation or the sale of all or substantially all of the assets of this Corporation;

(h)   Authorize the repurchase by this Corporation of any shares of its capital stock, except for the redemption or repurchase of shares of Common Stock from employees or consultants upon termination of their employment or services pursuant to agreements providing for such repurchase.

2.5   Issuance of Certificates. The Board shall have the authority to issue shares of the capital stock of this corporation and the certificates therefore subject to such transfer restrictions and other limitations as it may deem necessary to promote compliance with applicable federal and state securities laws, and to regulate the transfer thereof in such manner as may be calculated to promote such compliance or to further any other reasonable purpose.

ARTICLE III

The amendment provides for no exchange, classification, or cancellation of issued shares.

ARTICLE IV

The amendment was adopted by the Board of Directors on June 30, 2006.

ARTICLE V

The amendment did not require approval by approved by the shareholders of the Corporation.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed on this June 30, 2006.

Daybreak Oil and Gas, Inc.

By: /s/
Eric Moe, Chief Executive Officer

EXHIBIT 5.1

WORKLAND & WITHERSPOON, PLLC
ATTORNEYS AT LAW

Peter A. Witherspoon
Gary D. Brajcich
Eric J. Sachtjen*
James A. McPhee†
Lawrence W. Garvin
Steven Wee
Brian P. McClatchey

714 Washington Mutual Financial Center
601 West Main Avenue
Spokane, Washington   99201-0677
Telephone: (509) 455-9077
Facsimile: (509) 624-6441
Email: glipsker@workwith.com

Of Counsel:
James J. Workland
Gary C. Randall†
Gregory B. Lipsker
Michael A. Agostinelli

†Also Admitted in Idaho
*Also Admitted in Alaska

December 27, 2006

Board Of Directors
Daybreak Oil and Gas, Inc.
P.O. Box 370
Osburn, Idaho 83849

Re: Registration Statement on Form S-8

Gentlemen:

We have acted as counsel to Daybreak Oil and Gas, Inc., a Washington corporation (the "Company"), in connection with its Registration Statement on Form S-8 (the "Registration Statement") under the Securities Act of 1933, as amended, covering an aggregate of 13,244,889 shares (the "Shares") of the Company's Common Stock.

In connection therewith, and arriving at the opinion as expressed below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of such records of the Company, agreements and other instruments, certificates of officers and representatives of the Company, certificates of public officials and other documents as we have deemed necessary or appropriate as a basis for the opinion expressed herein.

In connection with our examination, we have assumed the genuineness of the signatures, the authenticity of all documents tendered to us as originals, the legal capacity of natural persons and the conformity to original documents of all documents submitted to us as certified, conformed, Photostat or facsimile copies.

Based on the foregoing, and subject to the qualifications and limitations set forth herein, it is our opinion that the Shares, when offered pursuant to the registration statement and the prospectus included therein, will be validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and its use as part of the Registration Statement.

Very truly yours,

Workland & Witherspoon, PLLC

By: /s/
     Gregory B. Lipsker, Esq.

PLACEMENT AGENT AGREEMENT

March 3, 2006

Board of Directors
Daybreak Oil and Gas, Inc.
601 W. Main Avenue, Suite 1017
Spokane, WA 99201

Gentlemen:

Bathgate Capital Partners LLC (the "Placement Agent"), hereby confirms its agreement with you (the "Company") as follows:

SECTION 1
Description of Securities

The Company proposes to offer and sell to qualified investors Units ("Units") of the Company's securities at an offering price of $1.50 per Unit, and on terms as set forth herein. Each Unit is comprised of the two shares of the Company's common stock ("Common Stock") and one warrant ("Warrant") to purchase a share of Common Stock. As used in this Agreement, the term "Memorandum" refers to a Private Placement Memorandum dated March 3, 2006.

SECTION 2
Representations and Warranties of the Company

In order to induce the Placement Agent to enter into this Agreement, the Company hereby represents and warrants to and agrees with the Placement Agent as follows:

2.01.   Private Placement Memorandum. The Memorandum with respect to the Units and all exhibits thereto, copies of which have heretofore been delivered by the Company to the Placement Agent, has been carefully prepared by the Company in conformity with Regulation D ("Regulation D") promulgated pursuant to the Securities Act of 1933, as amended (the "Act"), and with comparable provisions of the securities laws of such states as may be reasonably requested by the Placement Agent. The Memorandum refers to certain of the Company's filing with the Securities and Exchange Commission ("SEC") under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") (hereinafter referred to as the "SEC Filings"). The Memorandum and the SEC Filings do not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, the Company does not make any representations or warranties as to information contained in or omitted from the Memorandum in reliance upon written information furnished on behalf of the Placement Agent specifically for use therein. Any additional written information authorized by the Company to be provided to prospective purchasers shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

2.02.   Financial Statements. DeCoria, Maichel & Teague, P.S.., who has audited and/or reviewed the financial statements in the SEC Filings, is an independent certified public accountant. The financial statements of the Company, together with related Schedules and Notes as set forth in the SEC Filings, present fairly the financial position and the results of operations of the Company at the represented dates and for the represented periods to which they apply; such financial statements have been prepared in accordance with generally accepted accounting principles which have been consistently applied throughout the periods concerned except as otherwise stated therein.

2.03. <u>No Material Adverse Change</u>. Except as may be reflected in or contemplated by the Memorandum, subsequent to the dates as of which information is given in the Memorandum, and prior to the Closing Date (as defined hereinafter), (i) there shall not be any material adverse change in the business, properties, options to lease, leases, financial condition, management, or otherwise of the Company or in the Company's business taken as a whole, (ii) there shall not have been any material transaction entered into by the Company other than transactions in the ordinary course of business; (iii) the Company shall not have incurred any material obligations, contingent or otherwise, which are not disclosed in the Memorandum; (iv) there shall not have been nor will there be any change in the capital stock or adverse change in the short-term or long-term debt (except current payments) of the Company; and (v) the Company has not and will not have paid or declared any dividends or other distributions.

2.04. <u>No Defaults</u>. The Company is not in default in the performance of any obligation, agreement or condition contained in any debenture, note or other evidence of indebtedness or any indenture or loan agreement of the Company, other than as set forth in the Memorandum. The execution and delivery of this Agreement and the consummation of the transactions herein contemplated, and compliance with the terms of this Agreement will not conflict with or result in a breach of any of the terms, conditions or provisions of, or constitute a default under, the articles of incorporation or bylaws of the Company, or any note, indenture, mortgage, deed of trust, or other agreement or instrument to which the Company is a party or by which it or any of its property is bound, or any existing law, order, rule, regulation, writ, injunction, or decree or any government, governmental instrumentality, agency or body, arbitrator, tribunal or court, domestic or foreign, having jurisdiction over the Company or its property. The consent, approval, authorization, or order of any court or governmental instrumentality, agency or body is not required for the consummation of the transactions herein contemplated except such as may be required under the Act or under the securities laws of any state or jurisdiction.

2.05. <u>Organization and Standing</u>. The Company is, and at the Closing Date will be, duly organized and validly existing in good standing as a corporation under the laws of its state of Washington and with full power and authority to own its property and conduct its business, present and proposed, as described or referred to in the Memorandum; the Company has full power and authority to enter into this Agreement and to issue the securities comprising the Unit; and the Company is duly qualified and in good standing as a foreign corporation in all jurisdictions in which the character of the property owned or leased or the nature of the business transacted by it makes such qualification necessary. The Company has paid all fees required by the jurisdiction of organization and any jurisdiction in which it is qualified as a foreign corporation.

2.06. <u>Capitalization</u>. Prior to the Closing Date, the capitalization of the Company shall be as described in the Memorandum.

2.07. <u>Legality of Units</u> The Units and the Shares have been duly and validly authorized and, when issued or sold and delivered against payment therefore as provided in this Agreement, will be validly issued, fully paid and nonassessable. The Warrants, when paid for and issued, will be valid, binding and legally enforceable obligation of the Company. The securities comprising the Units will conform in all material respects to all statements with regard thereto in the Memorandum. A sufficient number of shares of Common Stock of the Company has been reserved for issuance upon exercise of the Warrants and the Placement Agent's Warrants.

2.08.   Prior Sales. No securities of the Company have been sold by the Company or by, or on behalf of, or for the benefit of, any person or persons controlling, controlled by, or under common control with the Company at any time prior to the date hereof, except as set out in the Memorandum. No prior securities sales by the Company or any affiliate are required to be integrated with the proposed sale of the Units such that the availability of Regulation D or any other claimed exemption from the registration requirements of the Act would be made unavailable to the offer and sale of the Units.

2.09.   Litigation. There is and at the Closing Date there will be no action, suit or proceeding before any court or governmental agency, authority or body pending or to the knowledge of the Company threatened which might result in judgments against the Company, or its officers, directors, employees or agents which the Company is obligated to indemnify, not adequately covered by insurance and which collectively might result in any material adverse change in the condition (financial or otherwise), the business or the prospects of the Company or would materially affect the properties or assets of the Company.

2.10.   Finder. No person has acted as a finder in connection with the transactions contemplated herein, and the Company will indemnify the Placement Agent with respect to any claim for finder's fees in connection herewith.   The Company further represents that it has no management or financial consulting or advisory agreement with anyone except as set forth in the Memorandum. The Company additionally represents that no officer, director, or 5% or greater shareholder of the Company is, directly or indirectly, associated with a National Association of Securities Dealers, Inc. member broker-dealer, other than such persons as the Company has advised the Placement Agent in writing are so associated.

2.11.   Contracts. Each contract to which the Company is a party and to which reference is made in the Memorandum and/or the SEC Filings has been duly and validly executed, is in full force and effect in all material respects in accordance with their respective terms, and none of such contracts has been assigned by the Company; and the Company knows of no present situation or condition or fact which would prevent compliance with the terms of such contracts, as amended to date. Except for amendments or modifications of such contracts in the ordinary course of business, the Company has no intention of exercising any right which it may have to cancel any of its obligations under any of such contracts, and has no knowledge that any other party to any of such contracts has any intention not to render full performance under such contracts.

2.12.   Tax Returns. The Company has filed all federal, state and municipal tax returns which are required to be filed, and has paid all taxes shown on such returns and on all assessments received by it to the extent such taxes have become due. All other taxes with respect to which the Company is obligated have been paid or adequate accruals have been set up to cover any such unpaid taxes, including all federal and state withholding and FICA payments.

2.13.   Property. Except as otherwise set forth in the Memorandum and the SEC Filings, the Company has good title, free and clear of all liens, encumbrances and defects, except liens for current taxes not due and payable, to all property and assets that are described in the Memorandum and the SEC Filings as being owned by the Company, subject only to such exceptions as are not material and do not adversely affect the present or prospective business of the Company. All of the claims, options to lease, leases and subleases material to the business of the Company under which the Company holds or uses any real or personal property, including those described or referred to in the Memorandum and the SEC Filings, are in full force and effect, and the Company is not in default in respect of any of the terms or provisions of any such claims, options to lease, leases or subleases, and no claim of any sort has been asserted by anyone adverse to the Company's rights under any such claims, options to lease, leases or subleases or affecting or questioning the Company's rights to the continued possession of the claimed, optioned, leased or subleased property covered by such claim, options to lease, lease or sublease.

2.14.   Authority. The execution and delivery by the Company of this Agreement has been duly authorized, and this Agreement is the valid, binding and legally enforceable obligation of the Company.

2.15.   Use of Proceeds. The Company will apply the proceeds from the sale of the Units to the purposes set forth in the Memorandum. The Company will also establish procedures to ensure proper application and stewardship of such proceeds.

2.16.   No Limitations on Payment of Dividends.   Except as otherwise set forth in the Memorandum, there are no limitations, either contractual or otherwise, nor will the Company enter into any agreement with any other party, which prevents or limits the Company's ability to declare or pay dividends on its Common Stock.

SECTION 3
Issue, Sale and Delivery of the Units

3.01.   Placement Agent Appointment. The Company hereby appoints the Placement Agent as its exclusive agent until March 31, 2006, which period may be extended to April 30, 2006, by mutual consent of the Company and the Placement Agent (the "Escrow Date"), to solicit purchasers for 1,000,000 Units on a "best efforts, all-or-none" basis and thereafter to solicit purchasers for an additional 2,334,000 Units on a "best efforts" basis until the offering is terminated as provided herein; and the Placement Agent, on the basis of the representations and warranties herein contained, but subject to the terms and conditions herein set forth, accepts such appointment and agrees to use its best efforts to find purchasers for the Units at the price of $1.50 per Unit, provided that the Company reserves the right to reject in good faith any prospective investor ("Investor") and no commission shall be payable to the Placement Agent in respect of any proposed sale to any rejected Investor. No other person will be or has been authorized to solicit purchasers for the Units, except those persons selected by the Placement Agent. Each Investor must subscribe for at least 16,000 Units ($24,000), and must certify to the Company that such investor is an "Accredited Investor" as defined in Rule 501(a) of Regulation D. Notwithstanding the above, the Company and the Placement Agent may mutually agree to accept a subscription for fewer than 16,000 Units.

3.02.   Escrow Account. It is hereby agreed between the Company and the Placement Agent that unless 1,000,000 Units ("Escrow Units") are sold and paid for by Investors by the Escrow Date, this Agreement shall automatically be terminated and the entire proceeds received from the sale of the Units shall be returned to the Investors, without deduction therefrom or interest thereon. If the Escrow Units are sold by the Escrow Date, the Company and the Placement Agent may continue the offering until all of the Units are sold or until they agree to terminate the offering. The proceeds from the sale of at least the first 1,000,000 Units ($1,500,000) shall be promptly deposited in an escrow account ("Escrow Account") entitled "Daybreak Oil and Gas, Inc. Escrow Account" with AMG Guaranty Trust, N.A. (the "Escrow Agent"). The agreement establishing the Escrow Account ("Escrow Agreement") shall be in form and content satisfactory to counsel for the Placement Agent and the Company. The proceeds from any sale of Units after the First Closing (hereinafter defined) may continue to be deposited to the Escrow Account. If the Escrow Account is not used for such purpose, the Company promptly shall pay the commission provided in Section 3.05 and the non-accountable expense allowance as provided in Section 3.07 to the Placement Agent.

3.03.   Subscription Agreement. Each Investor desiring to purchase Units will be required to complete and execute a Subscription Agreement and, if applicable, other offering documents.   The Placement Agent shall have the right to review such documents for each Investor and to reject the tender of any Investor that it deems not acceptable. All documents concerning any Investor the Placement Agent has not rejected will be promptly forwarded to the Company at the address set forth below. The Company, upon receipt of the documents, will determine within three (3) business days whether it wishes to accept the Investor. Payment for the Units subscribed for in the Subscription Agreements that have been accepted by the Company is to be delivered to the Company on the Closing Date (as hereinafter defined).

3.04.   Subscription Acceptance.   The acceptance of subscriptions for Units tendered by Investors will be conditional upon (i) the tendering of Subscriptions for at least 1,000,000 Units ("Minimum Subscriptions") by the Escrow Date, and (ii) the receipt, on the Closing Date, of the net proceeds from subscribers for the Minimum Subscriptions ("Minimum Payments") less commissions due the Placement Agent as provided hereinafter. If subscriptions are received for more than 3,334,000 2,335,000 Units, the Company may (a) accept subscriptions for up to an additional 666,000 Units, and/or (b) accept one subscription over another and/or (c) allocate available Units among subscribers as it deems appropriate.

3.05.   Compensation of Placement Agent.   In consideration for the Placement Agent's execution of this Agreement, and for the performance of its obligations hereunder, the Company agrees to pay the Placement Agent a commission of ten percent (10%) of the gross proceeds received from the sale of the Units; provided, in the event Minimum Subscriptions are not received or Minimum Payments are not made and the offering is terminated, the Placement Agent shall not receive any commission. Any commissions payable to the Placement Agent under this paragraph shall be payable on the Closing Date or as otherwise provided herein.

3.06.   Non-Accountable Expense Allowance.   The Placement Agent shall receive a non-accountable expense allowance equal three percent (3%) ($.045 per Unit) of the gross proceeds from Units sold and paid for, payable at each Closing.

3.07.   Due Diligence Fee and Document Fee.   The Company has paid the Placement Agent $10,000 as a due diligence fee. That fee has been fully earned by the Placement Agent, and it is not refundable, nor may it be credited against any other fee payable to the Placement Agent under this Agreement. The Company has agreed to pay up to $5,000 for preparation of the Private Placement Memorandum. The fee for preparation will be due and payable upon completion of the document.

3.08.   Payment. Payment for Units sold shall be made by the Escrow Agent to the Company at such place as may be agreed on among the Company and the Placement Agent, at such a time and on such a date, as shall be fixed by agreement between the parties, which in no case shall be later than eight (8) days after the Sales Termination Date. The delivery of the Units against payment therefore is defined as the "Closing" and the time and date thereof are defined as the "Closing Date." The first Closing Date will be held when the Minimum Payments are received ("First Closing"). It is anticipated that there may be additional Closings as additional funds are received, and the final Closing will be referred to as the "Final Closing." The Final Closing could also be the First Closing in the event that no Units are sold after the First Closing. As soon as practicable after each Closing Date, the Company shall deliver by mail to each Investor a certificate for the securities underlying the Units that have been purchased and which contains a legend conforming to the requirements of Rule 502(d)(3) under the Act.

3.09.   Obligations of Placement Agent.   The Company agrees that the obligations of the Placement Agent under this Agreement: (i) shall not preclude the Placement Agent from contemporaneously participating in the offering or underwriting of securities of other issuers; (ii) shall not impose any obligation on the Placement Agent to require its registered representatives to offer or to sell the Units, (iii) shall require the Placement Agent to make an effort to find purchasers for the Units only to the extent the Placement Agent is motivated to do so by the compensation and other provisions of this Agreement, (iv) shall not otherwise limit or prevent the Placement Agent from carrying on its customary business as a securities broker-dealer, and (v) shall not require the Placement Agent to engage in any conduct which violates any law or industry standard of conduct applicable to the Placement Agent.

3.10. <u>Representations and Warranties</u>. The parties hereto each represent that as of each Closing Date the representations and warranties herein contained and the statements contained in all the certificates heretofore or simultaneously delivered by any party to another, pursuant to this Agreement, shall in all material respects be true and correct.

3.11. <u>Form D</u>. The Placement Agent agrees that it will timely supply the Company from time to time with all information required from the Placement Agent for the completion of Form D to be filed with the Securities and Exchange Commission and such additional information as the Company may reasonably request to be supplied to the securities authorities of such states in which the Units have been qualified for sale or are exempt from qualification or registration. A copy of all such filings shall be delivered to the Placement Agent and counsel for the Placement Agent promptly prior to their being filed.

SECTION 4
Offering of the Units on Behalf of the Company

4.01. <u>Agent</u>. In offering the Units for sale, the Placement Agent shall offer the Units solely as an agent for the Company, and such offer shall be made upon the terms and subject to the conditions set forth herein and in the Memorandum. The Placement Agent shall commence making such offers as an agent for the Company as soon after the date of the Memorandum (the "Offering Date") as it in its sole discretion may deem advisable; provided, however, that if the Placement Agent does not commence such offering within ten (10) business days after the Offering Date, it shall promptly advise the Company.

4.02. <u>Selected Dealers</u>. The Placement Agent may offer and sell the Units for the account of the Company through registered broker-dealers selected by it ("Selected Dealers") and pursuant to a form of Selected Dealer Agreement between the Placement Agent and the Selected Dealers, pursuant to which the Placement Agent may allow such concession (out of its commissions) as it may determine. Such Agreement shall provide that the Selected Dealers are acting as agents of the Company. On such sale or allotment by the Placement Agent of any of the Units to Selected Dealers, the Placement Agent shall require the Selected Dealer selling any such Units to agree to offer and sell the same on the terms and conditions of offering set forth in the Memorandum and in this Agreement.

SECTION 5
Memorandum

5.01. <u>Delivery and Form of Memorandum</u>. The Company will procure, at its expense, as many copies of the Memorandum as the Placement Agent may reasonably require for the purposes contemplated by this Agreement and shall deliver said copies of the Memorandum within two (2) business days after execution of this Agreement at addresses, and in the quantity at each address, as specified by the Placement Agent. Each Memorandum shall be of a size and format as determined by the Placement Agent and shall be suitable for mailing and other distribution.

5.02. <u>Amendment of Memorandum</u>. If during the offering any event occurs or any event known to the Company relating to or affecting the Company shall occur as a result of which the Memorandum as then amended or supplemented would include an untrue statement of a material fact, or omits to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or if it is necessary at any time after the Offering Date to amend or supplement the Memorandum to comply with the Act, the Company will immediately notify the Placement Agent thereof and the Company will prepare such further amendment to the Memorandum or supplemental or amended Memorandum or Memoranda as may be required and furnish and deliver to the Placement Agent, all at the cost of the Company, a reasonable number of copies of the supplemental or amended Memorandum which as so amended or supplemented will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the Memorandum not misleading in the light of the circumstances existing at the time it is delivered.

5.03.   Use of Memorandum. The Company authorizes the Placement Agent and the Selected Dealers, if any, in connection with the offer and sale of the Units and all dealers to whom any of the Units may be sold by the Placement Agent or by any Selected Dealer, to use the Memorandum as from time to time amended or supplemented, in connection with the offering and sale of the Units and in accordance with the provisions of the Act, the Rules and Regulations thereunder and applicable state securities laws.

SECTION 6
Covenants of the Company

The Company covenants and agrees with the Placement Agent that:

6.01.   Notification of Changes.   After the date hereof, the Company will not at any time, whether before or after the date of the Memorandum, make any amendment or supplement to the Memorandum of which amendment or supplement the Placement Agent shall not have previously been advised and a copy of which shall not have previously been furnished to the Placement Agent a reasonable time period prior to the proposed date of such amendment or supplement, or which the Placement Agent or counsel for the Placement Agent shall have reasonably objected to in writing solely on the grounds that it is not in compliance with the Act or the Rules and Regulations or with other federal or state laws.

6.02.   Proceeding. The Company will promptly advise the Placement Agent, and will confirm such advice in writing, upon the happening of any event which, in the judgment of the Company, makes any material statement in the Memorandum untrue or which requires the making of any changes in the Memorandum in order to make the statements therein not misleading, and upon the refusal of any state securities administrator or similar official to qualify, or the suspension of the qualification of the Units for offering or sale in any jurisdiction where the Units are not exempt from qualification or registration, or of the institution of any proceedings for the suspension of any exemption or for any other purposes. The Company will use every reasonable effort to prevent any such refusal to qualify or any such suspension and to obtain as soon as possible the lifting of any such order, the reversal of any such refusal, and the termination of any such suspension.

6.03.   Blue Sky Filings. As a condition of closing, the Company will take whatever action is necessary in connection with filing or maintaining any appropriate exemption from qualification or registration under the applicable laws of such states as may be selected by the Placement Agent and agreed to by the Company, and continue such qualifications and exemptions in effect so long as required for the purposes of the offer and sale of the Units.

6.04.   Agreement to Provide Information. The Company, at its own expense, will prepare and give and will continue to give such financial statements and other information to and as may be required by the Commission or the governmental authorities of states in which the Units may be registered, qualified or exempt from qualification or registration.

6.05.   Costs of Offering. The Company will pay, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, all costs and expenses incident to the performance of its obligations under this Agreement, including all expenses incident to the authorization and issuance of the Units, any taxes incident to the initial sale of the Units hereunder, the fees and expenses of the Company's counsel and accountants, the costs and expenses incident to the preparation and printing of the Memorandum and any amendments or supplements thereto, the cost of preparing and printing all exhibits to the Memorandum, the cost of furnishing to the Placement Agent copies of the Memorandum as herein provided, and the cost of any filing with the Commission or pursuant to state securities laws, including all filing fees.

6.06.   Use of Proceeds. The Company will apply the proceeds from the sale of the Units to the purposes set forth in the Memorandum.

6.07.   Due Diligence.   Prior to the First Closing, the Company will cooperate with the Placement Agent in such investigation as the Placement Agent may make or cause to be made of the properties, business, management and operations of the Company in connection with the offering of the Units, and the Company will make available to the Placement Agent in connection therewith such information in its possession as the Placement Agent may reasonably request.

6.08.   Documentation. Prior to the First Closing, the Company will deliver to the Placement Agent true and correct copies of the articles and bylaws of the Company and of the minutes of all meetings of the directors and shareholders of the Company held since January 1, 2002; true and correct copies of all material contracts to which the Company is a party; and such other documents and information as is reasonably requested by the Placement Agent. To the extent such documents had previously been provided, only amendments or updates need be furnished.

6.09.   Management Cooperation. The Company shall provide the Placement Agent, at any time, an opportunity to meet with and question management of the Company and authorize management of the Company to speak at such meetings as the Placement Agent reasonably requests.

6.10.   Information to Investors. The Company shall make available to each Investor at a reasonable time prior to his purchase of the Units the opportunity to ask questions and receive answers concerning the terms and conditions of the offering, and to obtain any additional information that the Company has or that it can acquire without unreasonable effort or expense that is necessary to verify the accuracy of information furnished to the Investors.

6.11.   Compliance with Conditions Precedent. The Company will use all reasonable efforts to comply or cause to be complied with the conditions precedent to the several obligations of the Placement Agent specified in this Agreement.

6.12.   Reports. The Company agrees to file with the Commission, and states where required, all reports on Form D in accordance with the provisions of Regulation D promulgated under the Act and to promptly provide copies of such reports to the Placement Agent and its counsel.

SECTION 7
Indemnification

7.01.   Indemnification by Company. The Company agrees to indemnify, defend and hold harmless the Placement Agent, its agents, managers, members, representatives, guarantors, sureties and each person who controls the Placement Agent within the meaning of either Section 15 of the Act or Section 20 of the Securities Exchange Act of 1934 ("Indemnified Persons") from and against any and all losses, claims, damages, liabilities or expenses, joint or several, (including reasonable legal or other expenses incurred by each such person in connection with defending or investigating any such claims or liabilities, whether or not resulting in any liability to such Indemnified Persons) which they or any of them may incur under the Act, or any state securities law and the Rules and Regulations or the rules and regulations under any state securities laws or any other statute or at common law or otherwise and to reimburse such Indemnified Persons for any legal or other expense (including the cost of any investigation and preparation) incurred by any of them in connection with any litigation, whether or not resulting in any liability, but only insofar as such losses, claims, damages, liabilities and expenses arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Memorandum, the SEC Filings, or any amendment or supplement thereto, or any authorized sales literature or any application or other document filed with the Commission or in any state or other jurisdiction in order to obtain and exemption from the securities registration requirements for the Units under the securities laws thereof, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or the failure to comply with the security registration requirement of the Act or any applicable state law; provided, however, that the indemnity agreement contained in this Section 7.01 shall not apply to amounts paid in settlement of any such litigation if such settlements are effected without the consent of the Company, nor shall it apply to any Indemnified Persons in respect of any such losses, claims, damages, liabilities or actions arising out of or based upon any such untrue statement or alleged untrue statement, or any such omission or alleged omission, if such statement or omission was made in reliance upon information furnished in writing to the Company by such Indemnified Persons specifically for use in connection with the preparation of the Memorandum or any such amendment or supplement thereto. This indemnity agreement is in addition to any other liability that the Company may otherwise have to the Indemnified Persons.

7.02.   <u>Notification to Company</u>. The Indemnified Persons agree to notify the Company promptly of the commencement of any litigation or proceeding against the Indemnified Persons, of which it may be advised, in connection with the offer and sale of any of the Units of the Company, and to furnish to the Company at its request copies of all pleadings therein and permit the Company to be an observer therein and apprise it of all the developments therein. In case of commencement of any action in which indemnity may be sought from the Company on account of the indemnity agreement contained in Section 7.01, the Indemnified Persons within ten (10) days after the receipt of written notice of the commencement of any action against the Indemnified Persons shall notify the Company in writing of the commencement thereof. The failure to notify the indemnifying party shall not relieve it of any liability that it may have to an Indemnified Party, except to the extent that the indemnifying party did not otherwise have knowledge of the commencement of the action and the indemnifying party's ability to defend against the action was prejudiced by such failure. Such failure shall not relieve the indemnifying party from any other liability that it may have to the Indemnified Party. In case any such action shall be brought against the Indemnified Persons of which the Indemnified Persons shall have notified the Company of the commencement thereof, the Company shall be entitled to participate in (and to the extent that it shall wish, to direct) the defense thereto at its own expense, but such defense shall be conducted by counsel of recognized standing and reasonably satisfactory to the Indemnified Persons in such litigation. After notice that the Company elects to direct the defense, the Company will not be liable for any legal or other expenses incurred by the Indemnified Persons without the prior written consent of the Company. The Company shall not be liable for amounts paid in settlement of any litigation if such settlement was effected without its consent.

7.03.   <u>Indemnification by Placement Agent</u>. The Placement Agent agrees to indemnify and hold harmless the Company, its agents, officers, directors, representatives, guarantors, sureties and each person who controls the Company within the meaning of either Section 15 of the Act or Section 20 of the Securities Exchange Act of 1934 from and against any and all losses, claims, damages, liabilities or expenses, joint or several, (including reasonable legal or other expenses incurred by each such person in connection with defending or investigating any such claims or liabilities, whether or not resulting in any liability to such person) which they or any of them may incur under the Act, or any state securities law and the Rules and Regulations or the rules and regulations under any state securities laws or any other statute or at common law or otherwise and to reimburse persons indemnified as above for any legal or other expense (including the cost of any investigation and preparation) incurred by any of them in connection with any litigation, whether or not resulting in any liability, but only insofar as such losses, claims, damages, liabilities and litigation arise out of or are based upon any statement in or omission from the Memorandum or any amendment or supplement thereto, or any application or other document filed with the Commission or in any state or other jurisdiction in order to qualify the Units under the securities laws thereof, or any information furnished pursuant to Section 3.10 hereof, if such statements or omissions were made in reliance upon information furnished in writing to the Company by the Placement Agent or on its behalf specifically for use in connection with the preparation of the Memorandum or amendment or supplement thereto or application or document filed. This indemnity agreement is in addition to any other liability which the Placement Agent may otherwise have to the Company and other indemnified persons.

7.04. Notification to Placement Agent. The Company and other Indemnified Persons agree to notify the Placement Agent promptly of commencement of any litigation or proceedings against the Placement Agent or other Indemnified Persons, in connection with the offer and sale of any of the Units and to furnish to the Placement Agent, at its request, copies of all pleadings therein and permit the Placement Agent to be an observer therein and apprise the Placement Agent of all developments therein, all at the Company's expense. In case of commencement of any action in which indemnity may be sought from the Placement Agent on account of the indemnity agreement contained in Section 7.03, the Company or other Indemnified Persons shall notify the Placement Agent of the commencement thereof in writing within ten (10) days after the receipt of written notice of the commencement of any action against the Company or against any other person indemnified, shall notify the Placement Agent in writing of such notification. The failure to notify the indemnifying party shall not relieve it of any liability that it may have to an Indemnified Party, except to the extent that the indemnifying party did not otherwise have knowledge of the commencement of the action and the indemnifying party's ability to defend against the action was prejudiced by such failure. Such failure shall not relieve the indemnifying party from any other liability that it may have to the Indemnified Party. . In case any such action shall be brought against the Company or any other person indemnified of which the Company shall have notified the Placement Agent of the commencement thereof, the Placement Agent shall be entitled to participate in (and to the extent that it shall wish, to direct) the defense thereto at its own expense, but such defense shall be conducted by counsel of recognized standing and reasonably satisfactory to the Company or other persons indemnified in such litigation. After notice that the Placement Agent elects to direct the defense, the Placement Agent will not be liable for any legal or other expenses incurred by the indemnified party without the prior written consent of the Placement Agent. The Placement Agent shall not be liable for amounts paid in settlement of any litigation if such settlement was effected without its consent.

7.05. Indemnification of Selected Dealers. The Company agrees to indemnify Selected Dealers, if any, and its agents, officers, directors, representatives, guarantors and sureties on substantially the same terms and conditions as it indemnifies the Placement Agent and Indemnified Persons pursuant to Section 7.01 provided that each such Selected Dealer agrees in writing with the Placement Agent to indemnify the Company and its agents, officers, directors, representatives, guarantors and sureties on substantially the same terms and conditions as the Placement Agent indemnifies the Company in Section 7.03. The Company hereby authorizes the Placement Agent to enter into agreements with Selected Dealers providing for such indemnity by the Company.

7.06. Contribution. If the indemnification provided for in Sections 7.01, 7.03 and 7.05 is unavailable to an indemnified party in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under either such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities: (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and by the Placement Agent or Selected Dealer on the other from the offering and sale of the Units, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the Placement Agent or Selected Dealer on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Placement Agent or Selected Dealer on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bears to the total commissions received by the Placement Agent or Selected Dealer, as in each case set forth in the Memorandum. The relative fault of the Company and of the Placement Agent or Selected Dealer shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Company or by the Placement Agent or Selected Dealer and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Placement Agent agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 7, the Placement Agent shall not be required to contribute any amount in excess of the amount by which the total price at which the Units sold by it and distributed exceeds the amount of any damages which such Placement Agent otherwise has been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution hereunder from any person who was not guilty of such fraudulent misrepresentation.

7.07. <u>Limitation of Legal Expenses</u>. Notwithstanding anything herein to the contrary, the indemnification for legal expenses included in Sections 7.01, 7.03 And 7.05 shall be limited to the legal expenses of one law firm, except in the event of a bona fide conflict of interest, in which event such legal expenses shall be limited to the legal expenses of two law firms.

SECTION 8
Effectiveness of Agreement

8.01. This Agreement shall become effective upon execution by all parties hereto.

SECTION 9
Conditions of the Placement Agent's Obligations

The Placement Agent's obligations to act as agent of the Company hereunder shall be subject to the accuracy of the representations and warranties on the part of the Company herein contained, to the performance by the Company of all its agreements herein contained, to the fulfillment of or compliance by the Company with all covenants and conditions hereof, and to the following additional conditions:

9.01.   No Material Changes. Except as contemplated herein or as set forth in the Memorandum, during the period subsequent to the date of the last balance sheet included in the Memorandum the Company: (a) shall have conducted its business in the usual and ordinary manner as the same was being conducted on the date of the last balance sheet included in the Memorandum, and (b) except in the ordinary course of its business, the Company shall not have incurred any material liabilities, claims or obligations (direct or contingent) or disposed of any material portion of its assets, or entered into any material transaction or suffered or experienced any materially adverse change in its condition, financial or otherwise. The capitalization and short term debt of the Company shall be substantially the same as at the date of the latest balance sheet included in the Memorandum, without considering the proceeds from the sale of the Units, other than as may be set forth in the Memorandum, and except as the financial statements of the Company reflect the result of continued losses from operations consistent with prior periods.

9.02.   Authorization. The authorization for the issuance of the securities comprising the Units and the use of the Memorandum and all corporate proceedings and other legal matters incident thereto and to this Agreement shall be reasonably satisfactory in all respects to counsel to the Placement Agent.

9.03.   Opinion. The Company shall have furnished to the Placement Agent the opinion, dated each Closing Date and addressed to the Placement Agent, from counsel to the Company, to the effect that based upon a review by them of the Memorandum, the Company's certificate of incorporation, bylaws, and relevant corporate proceedings and contracts, and examination of such statutes they deem necessary and such other investigation by such counsel as they deem necessary to express such opinion:

(a)   The Company has been duly incorporated and validly exists as a corporation in good standing under the laws of the State of Washington and has the corporate power and authority to own its properties and to carry on its business as described in the Memorandum.

(b)   The Company is duly qualified and in good standing as a foreign corporation authorized to do business in all jurisdictions in which the character of the properties owned or held under lease or the nature of the business conducted requires such qualification and in which the failure to qualify would have a materially adverse effect on the business of the Company.

(c)   On the basis of a review of the contents of the Memorandum and related matters, and based upon the advice of the Company, but without independent verification by such counsel of the accuracy, completeness or fairness of the statements contained in the Memorandum thereto, and without expressing any opinion as to the financial statements or other financial data contained therein: (i) nothing has come to such counsel's attention which leads them to believe that the Memorandum, as amended or supplemented by any amendments or supplements thereto made by the Company prior to completion of the Offering, does not comply as to form in all material respects with the requirements of applicable laws; (ii) they do not know of any contract or other document required to be described in or filed as an exhibit to the Memorandum which is not so described or filed; and (iii) to the best of their knowledge, no order suspending the Offering has been issued and no proceedings for that purpose have been instituted or are pending or contemplated by any applicable regulatory authority.

(d)   The authorized and outstanding capital stock of the Company is as set forth in the Memorandum; the Units, Shares Warrants, and Placement Agent's Warrants conform in all material respects to the statements concerning them in the Memorandum; the outstanding common stock of the Company contains no preemptive rights; the Units, Shares, Warrants and Placement Agent's Warrants have been, and the shares of Common Stock issuable upon exercise of the Warrants and Placement Agent's Warrants, will be, duly and validly authorized and, upon issuance thereof and payment therefore in accordance with this Agreement, validly issued, fully paid and nonassessable, and will not be subject to the preemptive rights of any shareholder of the Company.

(e)   The Warrants and Placement Agent's Warrants have been duly and validly authorized and, when accepted and delivered by the Company, will be valid and binding obligations of the Company, enforceable in accordance with their respective terms.

(f)   A sufficient number of shares of Common Stock have been duly reserved for issuance upon the exercise of the Warrants and the Placement Agent's Warrants.

(g)   The issuance and sale of the Units, the Shares, the Warrants, and the Placement Agent's Warrants, the consummation of the transactions herein contemplated, and the compliance with the terms of this Agreement will not conflict with or result in a breach of any of the terms, conditions, or provisions of or constitute a default under the certificate of incorporation or bylaws of the Company; nor, to their knowledge, will they conflict with or result in a breach of any of the terms, conditions, or provisions of any note, indenture, mortgage, deed of trust, or other agreement or instrument to which the Company is a party or by which the Company or any of its property is bound; or any existing law (provided this paragraph shall not relate to federal or state securities laws), order, rule, regulation, writ, injunction, or decree known to such counsel of any government, governmental instrumentality, agency, body, arbitration tribunal, or court, domestic or foreign, having jurisdiction over the Company or its property.

(h)   This Agreement has been duly authorized and executed by the Company and is a valid and binding agreement of the Company.

As to all factual matters, including without limitation the issuance of stock certificates and receipt of payment therefor, the states in which the Company transacts business and the adoption of resolutions reflected by the Company's minute book, such counsel may rely on the certificate of an appropriate officer of the Company. Counsel's opinion as to the validity and enforceability of any and all contracts and agreements referenced herein may exclude any opinion as to the validity or enforceability of any indemnification or contribution provisions thereof, or as the validity or enforceability of any such contract or agreement may be limited by bankruptcy or other laws relating to or affecting creditors' rights generally and by equitable principles.

9.04.   Officers' Certificate. The Company shall furnish to the Placement Agent a certificate signed by the President and Chief Financial Officer of the Company, dated as of each Closing Date, to the effect that:

(a)   The representations and warranties of the Company in this Agreement are true and correct in all material respects at and as of the date of the certificate, and the Company has complied in all material respects with all the agreements and has satisfied in all material respects all the conditions on its part to be performed or satisfied at or prior to the date of the certificate.

(b)   Each has carefully examined the Memorandum and any amendments and supplements thereto and the SEC Filings referred to in the Memorandum, and to the best of their knowledge the Memorandum and any amendments and supplements thereto, and/or the SEC Filings, contain all statements required to be stated therein, and all statements contained therein are true and correct, and neither the Memorandum nor any amendment or supplement thereto, nor the SEC Filings, include any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading and, during the Offering, the Memorandum will be amended or supplemented to include all information necessary to be included in the Memorandum so that it does not become inaccurate or misleading.

(c)   No order prohibiting the offer or sale of the Units has been issued and, to the best of the knowledge of the respective signers, no proceeding for that purpose has been initiated or is threatened by the Commission or any applicable state.

(d)   Except as set forth in the Memorandum, since the respective dates of the periods for which information is given in the Memorandum and prior to the date of the certificate, (i) there has not been any materially adverse change, financial or otherwise, in the affairs or condition of the Company, and (ii) the Company has not incurred any material liabilities, direct or contingent, or entered into any material transactions, otherwise than in the ordinary course of business.

(e)   Subsequent to the date of the Memorandum, no dividends or distribution whatever have been declared and/or paid on or with respect to the Common Stock of the Company.

9.05.   State Qualification or Exemption. The Company shall use its best efforts to secure an exemption from registration or qualification in those states in which the Units are sold, and the offer and sale of the Units shall not be subject to any stop order or other proceeding on the Closing Date.

9.06.   Satisfactory Form of Documents.   All opinions, letters, certificates and evidence mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance satisfactory to counsel to the Placement Agent, whose approval shall not be unreasonably withheld.

9.07.   Adverse Events. Between the date hereof and each Closing Date, the Company shall not have sustained any loss on account of fire, explosion, flood, accident, calamity or any other cause, of such character as materially adversely affects its business or property considered as an entity, whether or not such loss is covered by insurance.

9.08.   Litigation. Between the date hereof and each Closing Date, there shall be no litigation instituted or threatened against the Company and there shall be no proceeding instituted or threatened against the Company before or by any federal or state commission, regulatory body or administrative agency or other governmental body, domestic or foreign, wherein an unfavorable ruling, decision or finding would materially adversely affect the business, franchises, licenses, operations or financial condition or income of the Company.

9.09.   Certificates. Any certificate signed by an officer of the Company and delivered to the Placement Agent shall be deemed a representation and warranty by the Company to the Placement Agent as to the statements made therein.

SECTION 10
Termination

10.01. <u>Failure to Comply with Agreement</u>. This Agreement may be terminated by either party hereto by notice to the other party in the event that such party shall have failed or been unable to comply with any of the terms, conditions or provisions of this Agreement required by the Company or the Placement Agent to be performed, complied with or fulfilled by it within the respective times herein provided for, unless compliance therewith or performance or satisfaction thereof shall have been expressly waived by the non-defaulting party in writing.

10.02. <u>Government Restrictions</u>. This Agreement may be terminated by either party by notice to the other party at any time if, in the judgment of either party, payment for and delivery of the Units are rendered impracticable or inadvisable because: (i) additional material governmental restrictions not in force and effect on the date hereof shall have been imposed upon the trading in securities generally, or minimum or maximum prices shall have been generally established on the New York Stock Exchange, the Chicago Board of Trade or the Commodity Futures Trading Commission, or trading in securities generally on such Exchange, Board, or Commission shall have been suspended, or a general moratorium shall have been established by federal or state authorities; or (ii) a war or other national calamity shall have occurred; or (iii) the condition of any matter affecting the Company or any other circumstance is such that it would be undesirable, impracticable or inadvisable in the judgment of the Placement Agent to proceed with this Agreement or with the sale of the Units.

10.03. <u>Liability on Termination</u>. Any termination of this Agreement pursuant to this Section 10 shall be without liability of any character (including, but not limited to, loss of anticipated profits or consequential damages on the part of any party thereto); except that the Company and the Placement Agent shall be obligated to pay, respectively, all losses, claims, damages or liabilities, joint or several, under Section 7.01 in the case of the Company, Section 7.03 in the case of the Placement Agent and Section 7.06 as to all parties.

SECTION 11
Placement Agent's Representations and Warranties

The Placement Agent represents and warrants to and agrees with the Company that:

11.01. <u>Registration</u>. The Placement Agent is registered as a broker-dealer with the Securities and Exchange Commission, and is a member in good standing of the National Association of Securities Dealers, Inc. ("NASD"). The Placement Agent is registered or otherwise qualified to sell the Units in each state in which the Placement Agent sells such Units or is exempt from such registration or qualification.

11.02. <u>Ability to Act as Agent</u>. There is not now pending or, to the knowledge of the Placement Agent, threatened against the Placement Agent any action or proceeding of which the Placement Agent has been advised, either in any court of competent jurisdiction, before the NASD, the Securities and Exchange Commission or any state securities commission concerning the Placement Agent's activities as a broker or dealer, nor has the Placement Agent been named as a "cause" in any action or proceeding, any of which may be expected to have a material adverse effect upon the Placement Agent's ability to act as agent to the Company as contemplated herein.

11.03. <u>Right to Terminate Agreement</u>. In the event any action or proceeding of the type referred to in Section 11.02 above (except for actions referred to in the Memorandum) shall be instituted or, to the knowledge of the Placement Agent, threatened against the Placement Agent at any time prior to the effective date hereunder, or in the event there shall be filed by or against the Placement Agent in any court pursuant to any federal, state, local or municipal statute, a petition in bankruptcy or insolvency or for reorganization or for the appointment of a receiver or trustee of its assets or if the Placement Agent makes an assignment for the benefit of creditors, the Company shall have the right on three (3) days' written notice to the Placement Agent to terminate this Agreement without any liability to the Placement Agent of any kind.

SECTION 12
Placement Agent's Warrants

12.01. Warrants. If at least 1,000,000 Units are sold, the Company shall sell to the Placement Agent, for a total of $100, warrants to purchase shares of Common Stock ("Placement Agent's Warrants") on the basis of three warrants for each 10 Units sold in the Offering, two of which will be exercisable at $.75 per share and one of which will be exercisable at $1.50 per share. Two of Each Placement Agent's Warrant will entitle the holder to purchase one share of Common Stock, exercisable at $.75 per share and the other warrant will entitle the holder to purchase one share of Common Stock, exercisable at $2.00 per share. The Placement Agent's Warrants will be exercisable for a period of seven (7) years after their issuance; and if the Placement Agent's Warrants are not exercised during this term, they shall, by their terms, automatically expire. The Company shall set aside and at all times have available a sufficient number of shares of its Common Stock to be issued upon the exercise of the Placement Agent's Warrants.

12.02. Registration Rights. The Company understands and agrees that if, at any time during the eight-year period commencing the Closing Date, it should file a Registration Statement with the Commission pursuant to the Act, for a public offering of securities, either for the account of the Company or for the account of any other person, the Company at its own expense, will offer to holders of Placement Agent's Warrants or shares of common stock previously issued upon the exercise thereof, the opportunity to register or qualify for public offering the Placement Agent's Warrants and shares of common stock underlying the Placement Agent's Warrants or the shares so issued. This paragraph is not applicable to a Registration Statement filed with the Securities and Exchange Commission on Forms S-4 or S-8 or any other inappropriate forms; nor does it apply to the public offering contemplated in the Memorandum with regard to the registration of the Warrant Shares.

In addition to the rights above provided, the Placement Agent's Warrant will be subject to the Registration Rights Agreement that is Exhibit B of the Memorandum.

12.03. Other Provisions. The Placement Agent's Warrant shall also contain customary anti-dilution provisions and a cashless exercise provision.

SECTION 13
Notice

Except as otherwise expressly provided in this Agreement:

13.01. Notice to Company. Whenever notice is required by the provisions of this Agreement to be given to the Company, such notice shall be in writing addressed to the Company as provided below:

> Daybreak Oil and Gas, Inc.
> 601 W. Main Ave., Suite 1017
> Spokane, Washington 99201
> Attn: President

13.02. Notice to Placement Agent. Whenever notice is required by the provisions of this

Agreement to be given to the Placement Agent, such notice shall be given in writing addressed to the Placement Agent as follows:

>Bathgate Capital Partners LLC
>5350 S. Roslyn Street, Suite 400
>Greenwood Village, CO 80111
>Attn: Vicki D. E. Barone, Senior Managing Partners

SECTION 14
Miscellaneous

14.01. <u>Benefits</u>. This Agreement is made solely for the benefit of the Placement Agent, the Company, their respective agents, officers, directors, managers, members, representatives, guarantors, sureties and any controlling person referred to in Section 15 of the Act or Section 20 of the Securities Exchange Act of 1934, and their respective successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. The term "successor" or the term "successors and assigns" as used in this Agreement shall not include any purchasers, as such, of any of the Units.

14.02. <u>Survival</u>. The respective indemnities, agreements, representations, warranties, covenants and other statements of the Company or the Company's officers, as set forth in or made pursuant to this Agreement and the indemnity agreements of the Company and the Placement Agent contained in Section 7 hereof shall survive and remain in full force and effect, regardless of (i) any investigation made by or on behalf of the Company or the Placement Agent or any affiliated persons thereof or any controlling person of the Company or of the Placement Agent, (ii) delivery of or payment for the Units and (iii) the Closing Date, and any successor of the Company, the Placement Agent and Selected Dealers, or any controlling person, or other person indemnified by section 7, as the case may be, shall be entitled to the benefits hereof.

14.03. <u>Governing Law</u>. The laws of the State of Colorado hereof will govern the validity, interpretation and construction of this Agreement and of each part. The parties agree that any dispute that arises between them relating to this Agreement or otherwise shall be submitted for resolution in conformity with the Securities Arbitration Rules of the American Arbitration Association. The parties agree that the situs of an arbitration hearing before the arbitrators shall be in Denver, Colorado, and each party shall request such situs.

14.04. <u>Counterparts</u>. This Agreement may be executed in any number of counterparts, each of which will constitute an original.

Please confirm that the foregoing correctly sets forth the Agreement between you and the Placement Agent.

Very truly yours,

BATHGATE CAPITAL PARTNERS LLC

By: _____/s/_____
     Vicki D. E. Barone, Senior Managing Partner

We hereby confirm as of the date hereof that the above letter sets forth the Agreement between the Placement Agent and us.

DAYBREAK OIL AND GAS, INC.

_____   By: /s/_____
      Date   Robert N. Martin, President

EXHIBIT 10.ii

BROKER'S NAME: _____

IMPORTANT: PLEASE READ CAREFULLY BEFORE SIGNING.
SIGNIFICANT REPRESENTATIONS ARE CALLED FOR HEREIN.

SUBSCRIPTION AGREEMENT
and
LETTER OF INVESTMENT INTENT

Daybreak Oil and Gas, Inc.
601 W. Main Ave., Suite 1017
Spokane, WA 99201-0613

Gentlemen:

        The undersigned (the "Subscriber") hereby tenders this subscription for the purchase of units ("Units" or the "Securities") consisting of shares of common stock ("Shares") of Daybreak Oil and Gas, Inc. (the "Company") and warrants to purchase Shares. The Units are described in the Company's Private Placement Memorandum dated March 2, 2006 (the "Memorandum"). The Subscriber understands that a subscription for the Securities may be rejected for any reason and that, in the event that this subscription is rejected, the funds delivered herewith will be promptly returned, without interest thereon or deduction therefrom. By execution below, the Subscriber acknowledges that the Company is relying upon the accuracy and completeness of the representations contained herein in complying with their obligations under applicable securities laws.

        1.   Subscription Commitment. The Subscriber acknowledges that the minimum subscription is $24,000. The Subscriber hereby subscribes for the purchase of the number of Securities specified below and, as full payment therefor, agrees to pay in cash, the amount set forth below by check made payable to "Daybreak Oil and Gas Escrow Account," or by wire transfer to the escrow account of the Company.

_____	At $1.50 per Unit for
Number of Units	an aggregate of $ _____

        The Subscriber understands that this subscription is not binding on the Company until accepted by the Company, which acceptance is at the discretion of the Company and is to be evidenced by the Company's execution of this Subscription Agreement where indicated. If the subscription is rejected, or if the Minimum Offering of 1,000,000 Units ($1,500,000) is not achieved within the offering period set forth in the Memorandum (the "Offering Period"), the Company shall return to the Subscriber, without interest or deduction, any payment tendered by the Subscriber, and the Company and the Subscriber shall have no further obligation to each other hereunder. Unless and until rejected by the Company, or the Minimum Offering is not achieved within the Offering Period, this subscription shall be irrevocable by the Subscriber. The Subscriber understands that the Company may, in the event that the offering to which the Memorandum relates is oversubscribed, reduce this subscription in any amount and to any extent, whether or not pro rata reductions are made of any other investor's subscription.

2.   <u>Representations and Warranties</u>.   In order to induce the Company to accept this subscription, the Subscriber hereby represents and warrants to, and covenants with, the Company as follows:

(a)   The Subscriber has received and had the opportunity to review the Memorandum and has been given access to full and complete information regarding the Company and has utilized such access to the Subscriber's satisfaction for the purpose of obtaining such information regarding the Company as the Subscriber has reasonably requested; and, particularly, the Subscriber has been given reasonable opportunity to ask questions of, and receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and to obtain any additional information, to the extent reasonably available;

(b)   Except for the Memorandum, the Subscriber has not been furnished with any other materials or literature relating to the offer and sale of the Securities; except as set forth in the Memorandum, no representations or warranties have been made to the Subscriber by the Company, any selling agent of the Company, or any agent, employee, or affiliate of the Company or such selling agent.

(c)   The Subscriber believes that an investment in the securities is suitable for the Subscriber based upon the Subscriber investment objectives and financial needs. The Subscriber (i) has adequate means for providing for the Subscriber's current financial needs and personal contingencies; (ii) has no need for liquidity in this investment; (iii) at the present time, can afford a complete loss of such investment; and (iv) does not have an overall commitment to investments which are not readily marketable that is disproportionate to the Subscriber's net worth, and the Subscriber's investment in the Securities will not cause such overall commitment to become excessive.

(d)   The Subscriber, in reaching a decision to subscribe, has such knowledge and experience in financial and business matters that the Subscriber is capable of reading and interpreting financial statements and evaluating the merits and risk of an investment in the Securities and has the net worth to undertake such risks.

(e)   The Subscriber was not offered or sold the Securities, directly or indirectly, by means of any form of general advertising or general solicitation, including, but not limited to, the following: (1) any advertisement, article, notice or other communication published in any newspaper, magazine, or similar medium of or broadcast over television or radio; or (2) to the knowledge of the undersigned, any seminar or meeting whose attendees had been invited by any general solicitation or general advertising.

(f)   The Subscriber has obtained, to the extent the Subscriber deems necessary, the Subscriber's own personal professional advice with respect to the risks inherent in the investment in the securities, and the suitability of an investment in the Securities in light of the Subscriber's financial condition and investment needs;

(g)   The Subscriber recognizes that the Securities as an investment involves a high degree of risk, including those set forth under the caption "Risk Factors" in the Executive Summary.

(h)   The information contained in this agreement is true, complete and correct in all material respects as of the date hereof; the Subscriber understands that the Company's determination that the exemption from the registration provisions of the Securities Act of 1933, as amended (the "Act"), which is based upon non-public offerings and applicable to the offer and sale of the Securities, is based, in part, upon the representations, warranties, and agreements made by the Subscriber herein; and the Subscriber consents to the disclosure of any such information, and any other information furnished to the Company, to any governmental authority, self-regulatory organization, or, to the extent required by law, to any other person.

(i)   The Subscriber realizes that (i) the purchase of the Securities is a long-term investment; (ii) the purchaser of the Securities must bear the economic risk of investment for an indefinite period of time because the Securities have not been registered under the Securities Act of 1933 or under the securities laws of any state and, therefore, the Securities cannot be resold unless they are subsequently registered under said laws or exemptions from such registrations are available; (iii) there is presently no public market for the Securities and the Subscriber may be unable to liquidate the Subscriber's investment in the event of an emergency, or pledge the Securities as collateral for a loan; and (iv) the transferability of the Securities is restricted and (A) requires conformity with the restrictions contained in paragraph 2 below and (B) legends will be placed on the certificate(s) representing the Securities referring to the applicable restrictions on transferability; and

(j)   The Subscriber certifies, under penalties of perjury, that the Subscriber is NOT subject to the backup withholding provisions of Section 3406(a)(i)(C) of the Internal Revenue Code.

(k)   Stop transfer instructions will be placed with the transfer agent for the Securities, and a legend may be placed on any certificate representing the Securities substantially to the following effect:

> THIS SECURITY HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), IN RELIANCE UPON THE EXEMPTIONS FROM REGISTRATION PROVIDED IN THE ACT AND REGULATION D UNDER THE ACT. AS SUCH, THE PURCHASE OF THIS SECURITY WAS NECESSARILY WITH THE INTENT OF INVESTMENT AND NOT WITH A VIEW FOR DISTRIBUTION. THEREFORE, ANY SUBSEQUENT TRANSFER OF THIS SECURITY OR ANY INTEREST THEREIN WILL BE UNLAWFUL UNLESS IT IS REGISTERED UNDER THE ACT OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE. FURTHERMORE, IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THIS SECURITY OR ANY INTEREST THEREIN, WITHOUT THE OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY THAT THE PROPOSED TRANSFER OR SALE DOES NOT AFFECT THE EXEMPTIONS RELIED UPON BY THE COMPANY IN ORIGINALLY DISTRIBUTING THE SECURITY AND THAT REGISTRATION IS NOT REQUIRED.

3.   <u>Restricted Nature of the Securities</u>. The Subscriber has been advised and understands that (a) the Securities have not been registered under the Securities Act of 1933 or applicable state securities laws and that the securities are being offered and sold pursuant to exemptions from such laws; (b) the Memorandum may not have been filed with or reviewed by certain state securities administrators because of the limited nature of the offering; (c) the Company is under no obligation to register the Securities under the Act or any state securities laws, or to take any action to make any exemption from any such registration provisions available. The Subscriber represents and warrants that the Securities are being purchased for the Subscriber's own account and for investment purposes only, and without the intention of reselling or redistributing the same; the Subscriber has made no agreement with others regarding any of the Securities; and the Subscriber's financial condition is such that it is not likely that it will be necessary to dispose of any of such Securities in the foreseeable future. The Subscriber is aware that, in the view of the Securities and Exchange Commission, a purchase of such securities with an intent to resell by reason of any foreseeable specific contingency or anticipated change in market value, or any change in the condition of the Company, or in connection with a contemplated liquidation settlement of

any loan obtained for the acquisition of such securities and for which such securities were pledged, would represent an intent inconsistent with the representations set forth above. The Subscriber further represents and agrees that if, contrary to the foregoing intentions, the Subscriber should later desire to dispose of or transfer any of such securities in any manner, the Subscriber shall not do so unless and until (i) said Securities shall have first been registered under the Act and all applicable securities laws; or (ii) the Subscriber shall have first delivered to the Company a written notice declaring such holder's intention to effect such transfer and describe in sufficient detail the manner and circumstances of the proposed transfer, which notice shall be accompanied either by a written opinion of legal counsel who shall be reasonably satisfactory to the Company, which opinion shall be addressed to the Company and reasonably satisfactory in form and substance to the Company's counsel, to the effect that the proposed sale or transfer is exempt from the registration provisions of the Act and all applicable state securities laws, or by a "no action" letter from the Securities and Exchange Commission to the effect that the transfer of the Securities without registration will not result in recommendation by the staff of the Commission that action be taken with respect thereto.

4.   Residence. The Subscriber represents and warrants that the Subscriber is a bona fide resident of, is domiciled in and received the offer and made the decision to invest in the Securities in the state set forth on the signature page hereof, and the Securities are being purchased by the Subscriber in the Subscriber's name solely for the Subscriber's own beneficial interest and not as nominee for, or on behalf of, or for the beneficial interest of, or with the intention to transfer to, any other person, trust or organization, except as specifically set forth in paragraph 15 of this Subscription Agreement and Letter of Investment Intent.

5.   Investor Qualification. The Subscriber represents and warrants that the Subscriber or the purchaser of the Securities named in paragraph 15 comes within at least one category marked below, and that for any category marked the Subscriber has truthfully set forth the factual basis or reason the Subscriber comes within that category. ALL INFORMATION IN RESPONSE TO THIS PARAGRAPH WILL BE KEPT STRICTLY CONFIDENTIAL. The Subscriber agrees to furnish any additional information which the Company deems necessary in order to verify the answers set forth below.

Category I _____   The Subscriber is an individual (not a partnership, corporation, etc.) whose individual net worth, or joint net worth with the Subscriber's spouse, presently exceeds $1,000,000.

Explanation. In calculation of net worth the Subscriber may include equity in personal property and real estate, including the Subscriber's principal residence, cash, short term investments, stocks and securities. Equity in personal property and real estate should be based on the fair market value of such property less debt secured by such property.

Category II _____   The Subscriber is an individual (not a partnership, corporation, etc.) who had an individual net income in excess of $200,000 in each of the last two years, or joint income with his/her spouse in excess of $300,000 in each of the last two years, and has a reasonable expectation of reaching the same income level in the current year.

Category III _____   The Subscriber is an executive officer or director of the Company.

Category IV _____   The Subscriber is a bank; savings and loan; insurance company; registered broker or dealer; registered investment company; registered business development company; licensed small business investment company ("SBIC"); or employee benefit plan within the meaning of Title I of ERISA whose plan fiduciary is either a bank, savings and loan, insurance company or registered investment advisor or whose total assets exceed $5,000,000; or a self-directed employee benefit plan with investment decisions made solely by persons that are accredited investors.

_____

_____
(describe entity)

Category V _____ The Subscriber is a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

_____

_____
(describe entity)

Category VI _____ The Subscriber is an entity with total assets in excess of $5,000,000 which was not formed for the purpose of investing in the Units and which is one of the following:

_____ a corporation; or

_____ a partnership; or

_____ a business trust; or

_____ a tax-exempt organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended.

_____

_____
(describe entity)

Category VII _____ The Subscriber is a trustee for a trust that is revocable by the grantor at any time (including an IRA) and the grantor qualifies under either Category I or Category II above. A copy of the declaration of trust or trust agreement and a representation as to the net worth or income of the grantor is enclosed.

Category VIII _____ The Subscriber is an entity all the equity owners of which are "accredited investors" within one or more of the above categories, other than Category IV or Category V. **[If relying upon this category alone, each equity owner must complete a separate copy of this Agreement.]**

_____

_____
(describe entity)

Category IX _____ The Subscriber is a trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Securities, whose purchase is directed by a person who has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment.

6. <u>Additional Representations</u>. The undersigned, if other than an individual, makes the following additional representations:

(a) The Subscriber was not organized for the specific purpose of acquiring the Securities; and

(b) This Subscription Agreement and Letter of Investment Intent has been duly authorized by all necessary action on the part of the Subscriber, has been duly executed by an authorized officer or representative of the Subscriber, and is a legal, valid and binding obligation of the Subscriber enforceable in accordance with its terms.

7. <u>Sophistication</u>. The Subscriber further represents and warrants that he has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of an investment in the Securities and protecting the Subscriber's own interests in this transaction, and does not desire to utilize the services of any other person in connection with evaluating such merits and risks.

8. <u>Reliance on Representations</u>. The Subscriber understands the meaning and legal consequences of the representations, warranties, agreements, covenants, and confirmations set out above and agrees that the subscription made hereby may be accepted in reliance thereon. The Subscriber agrees to indemnify and hold harmless the Company and any selling agent (including for this purpose their employees, and each person who controls either of them within the meaning of Section 20 of the Securities Exchange Act of 1934, as amended) from and against any and all loss, damage, liability or expense, including reasonable costs and attorney's fees and disbursements, which the Company, or such other persons may incur by reason of, or in connection with, any representation or warranty made herein not having been true when made, any misrepresentation made by the Subscriber or any failure by the Subscriber to fulfill any of the covenants or agreements set forth herein, in the Purchaser Questionnaire or in any other document provided by the Subscriber to the Company.

9. <u>Transferability and Assignability</u>. Neither this Subscription Agreement nor any of the rights of the Subscriber hereunder may be transferred or assigned by the Subscriber. The Subscriber agrees that the Subscriber may not cancel, terminate, or revoke this Subscription Agreement or any agreement of the Subscriber made hereunder (except as otherwise specifically provided herein) and that this Subscription Agreement shall survive the death or disability of the Subscriber and shall be binding upon the Subscriber's heirs, executors, administrators, successors, and assigns.

10. <u>Escrow Account.</u> Until such time as the Minimum Units have been accepted, the cash received for the subscriptions will be held in a non-interest bearing account ("Escrow Account") in the name of the Company at AMG Guaranty Trust, NA. Subscribers may not withdraw funds from the Escrow Account, and subscriptions may not be revoked, canceled or terminated by the subscriber. Subsequent to acceptance by the Company of subscriptions for at least 1,000,000 Units (the "Minimum Units"), the Escrow Account will be terminated, and additional Offering proceeds relating to accepted subscriptions may be utilized by the Company immediately upon acceptance by the Company. If the Minimum Units are not sold prior to the expiration of the Offering Period, the Offering will terminate and

the Company will withdraw the Offering, whereupon each Subscriber will receive a refund of any subscription paid, without deduction. Upon such termination of the Offering by the Company, the Subscriber's subscription will be automatically canceled and the undersigned will have no further rights or obligations under this Agreement, and the Company and the Placement Agent shall have no liability or other obligation to the Subscriber.

11.   NASD Membership - Individual Investor. Are you a member of the NASD,[1] a person associated with a member[2] of the NASD, or an affiliate of a member?

Yes _____   No _____

If "Yes," please list any members of the NASD with whom you are associated or affiliated.

_____

NASD Membership - Corporate Investor. If you are a corporation, are any of your officers, directors or 5% shareholders a member of the NASD, a person associated with a member of the NASD, or an affiliate of a member?

Yes _____   No _____

If "Yes," please list the name of the respective officer, director or 5% shareholder and any members of the NASD with whom they are associated or affiliated.

_____

_____

12.   Survival. The representations and warranties of the Subscriber set forth herein shall survive the sale of the Units pursuant to this Subscription Agreement.

13.   Notices. All notices or other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or mailed by certified or registered mail, return

---

[1] The NASD defines a "member" as being either any broker or dealer admitted to membership in the NASD or any officer or partner of such a member, or the executive representative of such a member or the substitute for such representative.

[2] The NASD defines a "person associated with a member" as being every sole proprietor, general or limited partner, officer, director or branch manager or such member, or any natural person occupying a similar status or performing similar functions, or any natural person engaged in the investment banking or securities business who is directly or indirectly controlling or controlled by such member (for example, any employee), whether or not any such person is registered or exempt from registration without the NASD. Thus, "person associated with a member" includes a sole proprietor, general or limited partner, officer, director or branch manager or an organization of any kind (whether a corporation, partnership or other business entity) which itself is a "member" or a "person associated with a member." In addition, an organization of any kind is a "person associated with a member" if its sole proprietor or anyone of its general or limited partners, officers, director or branch managers is a "member" or "person associated with a member."

receipt requested, postage prepaid, as follows: if to the Subscriber, to the address set forth below; and if to the Company to the address at the beginning of this letter, or to such other address as the Company or the Subscriber shall have designated to the other by like notice.

14. (Applicable to **FLORIDA** residents only.) The Subscriber has been informed and recognizes that (a) the Units have not been registered under the Florida Securities Act, and (b) under Section 517.061(12) of the Florida Securities Act, the Subscriber may void the sale of any Securities within three (3) days after the tender of this Subscription Agreement and payment hereunder to the Company.

15. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

IN NO EVENT WILL THE COMPANY, THE PLACEMENT AGENT, OR ANY OF THEIR AFFILIATES OR THE PROFESSIONAL ADVISORS ENGAGED BY THEM BE LIABLE IF FOR ANY REASON RESULTS OF OPERATIONS OF THE COMPANY ARE NOT AS PROJECTED IN THE DOCUMENTS. INVESTORS MUST LOOK SOLELY TO, AND RELY ON, THEIR OWN ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF INVESTING IN THE SECURITIES.

16. Title. Manner in Which Title is To Be Held.

Place an "X" in one space below:

(a) _____ Individual Ownership
(b) _____ Community Property
(c) _____ Joint Tenant with Right of Survivorship (both parties must sign)
(d) _____ Partnership
(e) _____ Tenants in Common
(f) _____ Corporation
(g) _____ Trust
(h) _____ Other (Describe):

_____

_____

_____

Please print above the exact name(s) in which the Securities are to be held.

17. State of Residence. My state of residence and the state in which I received the offer to invest and made the decision to invest in the Securities is _____.

18. Date of Birth. My date of birth is: _____

SIGNATURE PAGE ON NEXT PAGE

SIGNATURES

The Subscriber hereby represents he has read this entire Subscription Agreement and the Memorandum dated _____, 2006.

Dated: _____

INDIVIDUAL

Address to Which Correspondence
Should be Directed

_____   _____
Signature (Individual)

                                            _____

_____   _____
Signature (All record holders should sign)   City, State and Zip Code

_____   _____
Name(s) Typed or Printed   Tax Identification or Social Security Number

_____   (_____)_____
                                            Telephone Number

COPY OF DRIVER'S LICENSE OR PASSPORT REQUIRED IF NON-BCP CUSTOMER

CORPORATION, PARTNERSHIP, TRUST, RETIREMENT ACCOUNT OR OTHER ENTITY

_____	_____
Name of Entity	Address to Which Correspondence Should be Directed
	_____
By: _____	_____
*Signature	City, State and Zip Code
Its: _____	_____
Title	Tax Identification or Social Security Number
	(_____)_____
_____	
Name Typed or Printed	Telephone Number

*If Securities are being subscribed for by an entity, the Certificate of Signatory must also be completed.

<p style="text-align:center">CERTIFICATE OF SIGNATORY</p>

<p style="text-align:center">To be completed if Securities are being subscribed for by an entity.</p>

I, _____, am the _____ of _____ (the "Entity").

I certify that I am empowered and duly authorized by the Entity to execute and carry out the terms of the Subscription Agreement and Letter of Investment Intent and to purchase and hold the Securities, and certify that the Subscription Agreement and Letter of Investment Intent has been duly and validly executed on behalf of the Entity and constitutes a legal and binding obligation of the Entity.

IN WITNESS WHEREOF, I have hereto set may hand this _____ day of _____, 2006.

_____
                  Signature

<p style="text-align:center"><u>COPY OF SIGNER'S DRIVER'S LICENSE OR PASSPORT REQUIRED FOR NON-BCP CUSTOMERS</u></p>

ACCEPTANCE

This Subscription Agreement is accepted as of _____, 2006.

        Daybreak Oil and Gas, Inc.

By: _____
            Authorized Officer

Date: _____

EXHIBIT 10.iii

This Warrant and the underlying shares of Common Stock represented by this Certificate have not been registered under the Securities Act of 1933 (the "Act"), and are "restricted securities" as that term is defined in Rule 144 under the Act. The securities may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act, or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company.

Warrant No.2006-

WARRANT TO PURCHASE SHARES OF COMMON STOCK

Warrant to Purchase _____ Shares
(subject to adjustment as set forth herein)

Exercise Price $1.50 Per Share
(subject to adjustment as set forth herein)

VOID AFTER 3:00 P.M., PACIFIC TIME, ON ____, 2011

THIS CERTIFIES THAT [INVESTOR'S NAME], [INVESTOR'S ADDRESS] is entitled to purchase from Daybreak Oil and Gas, Inc., a Washington corporation (hereinafter called the "Company") with its principal office located at 601 West Main Street, Suite 1017, Spokane, Washington 99201, at any time after the issuance of this warrant, but before 3:00 P.M., Pacific Time, on ___, 2011 (the "Termination Date"), at the purchase price of $2.00 per share (the "Exercise Price"), the number of shares (the "Shares") of the Company's Common Stock (the "Common Stock") set forth above. The number of Shares purchasable upon exercise of this Warrant and the Exercise Price per Share shall be subject to adjustment from time to time as set forth in Section 4 below.

Section 1.   Definitions.

The following terms used in this agreement shall have the following meanings (unless otherwise expressly provided herein):

The "Act."   The Securities Act of 1933, as amended.

The "Commission." The Securities and Exchange Commission.

The "Company." Daybreak Oil and Gas, Inc.

 "Common Stock." The Company's Common Stock.

 "Current Market Price." The Current Market Price shall be determined as follows:

(a) if the security at issue is listed on a national securities exchange or admitted to unlisted trading privileges on such an exchange or quoted on either the National Market System or the Small Cap Market of the automated quotation service operated by The Nasdaq Stock Market, Inc. ("Nasdaq"), the current value shall be the last reported sale price of that security on such exchange or system on the day for which the Current Market Price is to be determined or, if no such sale is made on such day, the average of the highest closing bid and lowest asked price for such day on such exchange or system; or

(b) if the security at issue is not so listed or quoted or admitted to unlisted trading privileges, the Current Market Value shall be the average of the last reported highest bid and lowest asked prices quoted on the Nasdaq Electronic Bulletin Board, or, if not so quoted, then by the National Quotation Bureau, Inc. on the last business day prior to the day for which the Current Market Price is to be determined; or

(c) if the security at issue is not so listed or quoted or admitted to unlisted trading privileges and bid and asked prices are not reported, the current market value shall be determined in such reasonable manner as may be prescribed from time to time by the Board of Directors of the Company, subject to the objection and arbitration procedure as described in Section 7 below.

"Expiration Date." ____, 2011.

"Holder" or "Warrantholder." The person to whom this Warrant is issued, and any valid transferee thereof pursuant to Section 3.1 below.

"NASD." The National Association of Securities Dealers, Inc.

"Nasdaq." The automated quotation system operated by the Nasdaq Stock Market, Inc.

"Termination of Business." Any sale, lease or exchange of all, or substantially all, of the Company's assets or business or any dissolution, liquidation or winding up of the Company.

"Warrants." The warrants issued in accordance with the terms of this Agreement and any Warrants issued in substitution for or replacement of such warrants, including those evidenced by a certificate or certificates originally issued or issued upon division, exchange, substitution or transfer pursuant to this Agreement.

"Warrant Securities." The Common Stock purchasable upon exercise of a Warrant including the Common Stock underlying unexercised portions of a Warrant.

Section 2. **Term of Warrants; Exercise of Warrant.**

2.1. *Exercise of Warrant.* Subject to the terms of this Agreement, the Holder shall have the right, at any time prior to 5:00 p.m., Spokane Time, on the Expiration Date, to purchase from the Company up to the number of fully paid and nonassessable Shares to which the Holder may at the time be entitled to purchase pursuant to this Agreement, upon surrender to the Company, at its principal office, of the Warrant to be exercised, together with the purchase form attached hereto as Exhibit 1. duly filled in and signed, and upon payment to the Company of the Exercise Price for the number of Shares in respect of which such Warrants are then exercised, but in no event for less than 100 Shares (unless fewer than an aggregate of 100 shares are then purchasable under all outstanding Warrants held by a Holder).

2.2. *Exercise Price.* The exercise price ("Exercise Price) is $2.00 per Share, as modified in accordance with Section 4, below.

2.3. *Issuance of Shares.* Upon such surrender of the Warrants and payment of such Exercise Price as aforesaid, the Company shall issue and cause to be delivered with all reasonable dispatch to or upon the written order of the Holder and in such name or names as the Holder may designate, a certificate or certificates for the number of full Shares so purchased upon the exercise of the Warrant, together with cash, as provided in Section 13 hereof, in respect of any fractional Shares otherwise issuable upon such surrender.

2.4. Upon receipt of the Warrant by the company as described in Sections 2.1. above, the Holder shall be deemed to be the holder of record of the Shares issuable upon such exercise, notwithstanding that the transfer books of the Company may then be closed or that certificates representing such Shares may not have been prepared or actually delivered to the Holder.

Section 3.   **Transferability and Form of Warrant**

3.1.   *Limitation on Transfer.*   Any assignment or transfer of a Warrant shall be made by the presentation and surrender of the Warrant to the Company at its principal office or the office of its transfer agent, if any, accompanied by a duly executed Assignment Form. Upon the presentation and surrender of these items to the Company, the Company, at its sole expense, shall execute and deliver to the new Holder or Holders a new Warrant or Warrants, in the name of the new Holder or Holders as named in the Assignment Form, and the Warrant presented or surrendered shall at that time be canceled.

3.2.   *Exchange of Certificate.*   Any Warrant may be exchanged for another certificate or certificates entitling the Warrantholder to purchase a like aggregate number of Shares as the certificate or certificates surrendered then entitled such Warrantholder to purchase. Any Warrantholder desiring to exchange a Warrant shall make such request in writing delivered to the Company, and shall surrender, properly endorsed, with signatures guaranteed, the certificate evidencing the Warrant to be so exchanged. Thereupon, the Company shall execute and deliver to the person entitled thereto a new Warrant as so requested.

3.3.   *Mutilated, Lost, Stolen, or Destroyed Certificate*.   In case the certificate or certificates evidencing the Warrants shall be mutilated, lost, stolen or destroyed, the Company shall, at the request of the Warrantholder, issue and deliver in exchange and substitution for and upon cancellation of the mutilated certificate or certificates, or in lieu of and substitution for the certificate or certificates lost, stolen or destroyed, a new Warrant or certificates of like tenor and representing an equivalent right or interest, but only upon receipt of evidence satisfactory to the Company of such loss, theft or destruction of such Warrant and a bond of indemnity, if requested, also satisfactory in form and amount, at the applicant's cost. Applicants for such substitute Warrant shall also comply with such other reasonable regulations and pay such other reasonable charges as the Company may prescribe.

Section 4.   **Adjustment of Number of Shares.**

The number and kind of securities purchasable upon the exercise of the Warrants and the Warrant Price shall be subject to adjustment from time to time upon the happening of certain events, as follows:

4.1.   A*djustments*.   The number of Shares purchasable upon the exercise of the Warrants shall be subject to adjustments as follows:

(a) In case the Company shall (i) pay a dividend in Common Stock or make a distribution to its stockholders in Common Stock, (ii) subdivide its outstanding Common Stock, (iii) combine its outstanding Common Stock into a smaller number of shares of Common Stock, or (iv) issue by classification of its Common Stock other securities of the Company, the number of Shares purchasable upon exercise of the Warrants immediately prior thereto shall be adjusted so that the Warrantholder shall be entitled to receive the kind and number of Shares or other securities of the Company which it would have owned or would have been entitled to receive immediately after the happening of any of the events described above, had the Warrants been exercised immediately prior to the happening of such event or any record date with respect thereto. Any adjustment made pursuant to this subsection 4.1.(a) shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

(b) In case the Company shall issue rights, options, warrants, or convertible securities to all or substantially all holders of its Common Stock, without any charge to such holders, entitling them to subscribe for or purchase Common Stock at a price per share which is lower at the record date mentioned below than the then Current Market Price, the number of Shares thereafter purchasable upon the exercise of each Warrant shall be determined by multiplying the number of Shares theretofore purchasable upon exercise of the Warrants by a fraction, of which the numerator shall be the number of shares of Common Stock outstanding immediately prior to the issuance of such rights, options, warrants or convertible securities plus the number of additional shares of Common Stock offered for subscription or purchase, and of which the denominator shall be the number of shares of Common Stock outstanding immediately prior to the issuance of such rights, options, warrants, or convertible securities plus the number of shares which the aggregate offering price of the total number of shares offered would purchase at such Current Market Price. Such adjustment shall be made whenever such rights, options, warrants, or convertible securities are

3

issued, and shall become effective immediately and retroactively to the record date for the determination of stockholders entitled to receive such rights, options, warrants, or convertible securities.

(c) In case the Company shall distribute to all or substantially all holders of its Common Stock evidences of its indebtedness or assets (excluding cash dividends or distributions out of earnings) or rights, options, warrants, or convertible securities containing the right to subscribe for or purchase Common Stock (excluding those referred to in subsection 4.1(b) above), then in each case the number of Shares thereafter purchasable upon the exercise of the Warrants shall be determined by multiplying the number of Shares theretofore purchasable upon exercise of the Warrants by a fraction, of which the numerator shall be the then Current Market Price on the date of such distribution, and of which the denominator shall be such Current Market Price on such date minus the then fair value (determined as provided in subparagraph (e) below) of the portion of the assets or evidences of indebtedness so distributed or of such subscription rights, options, warrants, or convertible securities applicable to one share. Such adjustment shall be made whenever any such distribution is made and shall become effective on the date of distribution retroactive to the record date for the determination of stockholders entitled to receive such distribution.

(d) No adjustment in the number of Shares purchasable pursuant to the Warrants shall be required unless such adjustment would require an increase or decrease of at least one percent in the number of Shares then purchasable upon the exercise of the Warrants or, if the Warrants are not then exercisable, the number of Shares purchasable upon the exercise of the Warrants on the first date thereafter that the Warrants become exercisable; provided, however, that any adjustments which by reason of this subsection (4.1(d)) are not required to be made immediately shall be carried forward and taken into account in any subsequent adjustment.

(e) Whenever the number of Shares purchasable upon the exercise of the Warrant is adjusted, as herein provided, the Exercise Price payable upon exercise of the Warrant shall be adjusted by multiplying such Exercise Price immediately prior to such adjustment by a fraction, of which the numerator shall be the number of Warrant Shares purchasable upon the exercise of the Warrant immediately prior to such adjustment, and of which the denominator shall be the number of Warrant Shares so purchasable immediately thereafter.

(f) Whenever the number of Shares purchasable upon exercise of the Warrants is adjusted as herein provided, the Company shall cause to be promptly mailed to the Warrantholder by first class mail, postage prepaid, notice of such adjustment and a certificate of the chief financial officer of the Company setting forth the number of Shares purchasable upon the exercise of the Warrants after such adjustment, a brief statement of the facts requiring such adjustment and the computation by which such adjustment was made.

(g) For the purpose of this Section 4.1, the term "Common Stock" shall mean (i) the class of stock designated as the Common Stock of the Company at the date of this Agreement, or (ii) any other class of stock resulting from successive changes or reclassifications of such Common Stock consisting solely of changes in par value, or from par value to no par value, or from no par value to par value. In the event that at any time, as a result of an adjustment made pursuant to this Section 4, the Warrantholder shall become entitled to purchase any securities of the Company other than Common Stock, (y) if the Warrantholder's right to purchase is on any other basis than that available to all holders of the Company's Common Stock, the Company shall obtain an opinion of an independent investment banking firm valuing such other securities and (z) thereafter the number of such other securities so purchasable upon exercise of the Warrants shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Shares contained in this Section 4.

(h) Upon the expiration of any rights, options, warrants, or conversion privileges, if such shall have not been exercised, the number of Shares purchasable upon exercise of the Warrants, to the extent the Warrants have not then been exercised, shall, upon such expiration, be readjusted and shall thereafter be such as they would have been had they been originally adjusted (or had the original adjustment not been required, as the case may be) on the basis of (i) the fact that the only shares of Common Stock so issued were the shares of Common Stock, if any, actually issued or sold upon the exercise of such rights, options, warrants, or conversion privileges, and (ii) the fact that such shares of Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise plus the consideration, if any, actually received by the Company for the issuance, sale or grant of all such rights, options, warrants, or conversion privileges whether or not exercised; provided, however, that no such readjustment shall have the effect of decreasing the number of Shares purchasable upon exercise of the Warrants by an amount in excess of the amount of the adjustment initially made in respect of the issuance, sale, or grant of such rights, options, warrants, or conversion rights.

4.2.   *No Adjustment for Dividends*. Except as provided in Section 4.1, no adjustment in respect of any dividends or distributions out of earnings shall be made during the term of the Warrants or upon the exercise of the Warrants.

4.3.   *No Adjustment in Certain Cases*. No adjustments shall be made pursuant to Section 4 hereof in connection with the issuance of the Common Stock upon exercise of the Warrants. No adjustments shall be made pursuant to Section 4 hereof in connection with grant or exercise of presently authorized or outstanding options to purchase, or the issuance of shares of Common Stock under the Company's director or employee benefit plan.

4.4.   *Preservation of Purchase Rights upon Reclassification, Consolidation, etc.* In case of any consolidation of the Company with or merger of the Company into another corporation, or in case of any sale or conveyance to another corporation of the property, assets, or business of the Company as an entirety or substantially as an entirety, the Company or such successor or purchasing corporation, as the case may be, shall execute with the Warrantholder an agreement that the Warrantholder shall have the right thereafter upon payment of the Exercise Price in effect immediately prior to such action to purchase, upon exercise of the Warrants, the kind and amount of shares and other securities and property which it would have owned or have been entitled to receive after the happening of such consolidation, merger, sale, or conveyance had the Warrants been exercised immediately prior to such action. In the event of a merger described in Section 368(a)(2)(E) of the Internal Revenue Code of 1986, in which the Company is the surviving corporation, the right to purchase Shares under the Warrants shall terminate on the date of such merger and thereupon the Warrants shall become null and void, but only if the controlling corporation shall agree to substitute for the Warrants, its warrants which entitle the holder thereof to purchase upon their exercise the kind and amount of shares and other securities and property which it would have owned or been entitled to receive had the Warrants been exercised immediately prior to such merger. Any such agreements referred to in this Section 4.4 shall provide for adjustments, which shall be as nearly equivalent as may be practicable to the adjustments provided for in Section 4 hereof. The provisions of this Section (4.4) shall similarly apply to successive consolidations, mergers, sales, or conveyances.

4.5.   *Par Value of Shares of Common Stock*. Before taking any action which would cause an adjustment effectively reducing the portion of the Exercise Price allocable to each Share below the par value per share of the Common Stock issuable upon exercise of the Warrants, the Company will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable Common Stock upon exercise of the Warrants.

4.6.   *Independent Public Accountant*s. The Company may retain a firm of independent public accountants of recognized national standing (which may be any such firm regularly employed by the Company) to make any computation required under this Section 4, and a certificate signed by such firm shall be conclusive evidence of the correctness of any computation made under this Section 4.

4.7.   *Statement on Warrants*. Irrespective of any adjustments in the number of securities issuable upon exercise of the Warrants, Warrants theretofore or thereafter issued may continue to express the same number of securities as are stated in the similar Warrants initially issuable pursuant to this Agreement. However, the Company may, at any time in its sole discretion (which shall be conclusive), make any change in the form of Warrant that it may deem appropriate and that does not affect the substance thereof; and any Warrant thereafter issued, whether upon registration of transfer of, or in exchange or substitution for, an outstanding Warrant, may be in the form so changed.

4.8.   *Treasury Stock.* For purposes of this Section 4, shares of Common Stock owned or held at any relevant time by, or for the account of, the Company, in its treasury or otherwise, shall not be deemed to be outstanding for purposes of the calculations and adjustments described.

Section 5   Payment of Exercise Price

The payment of the Exercise Price shall be made in cash or by check or any combination thereof. Warrant holders may also make payment of the Exercise Price by Warrant conversion. Warrant holders wishing to pay all or any part of the Exercise Price by Warrant conversion should contact the Company for further information and the appropriate forms.

Section 6   Redemption

6.1   *Right to Redeem.* The Company may, at its option, redeem the Warrants in whole or in part on a pro rata basis for a redemption price of $.05 per Warrant (the "Redemption Price") on 15 days prior written notice to the Warrant Holders. The right to redeem the Warrants may be exercised by the Company only in the event (i) the average of the closing sale prices of the Company's common stock is at or above $3.00 per share for twenty (20) out of the thirty (30) trading preceding the date the Warrants are called, (ii) the Warrant Securities can be resold pursuant to an effective registration statement under the Act, (iii) the expiration of the 15 days notice period is within the Exercise Period. In the event the Company exercises its right to redeem the Warrants, the Expiration Date will be deemed to be, and the Warrants will be exercisable until the close of business on, the date fixed for redemption in such notice (the "Redemption Date"). If any Warrant called for redemption is not exercised by such time, it will cease to be exercisable and the Warrant Holder thereof will be entitled only to the Redemption Price.

6.2   *Termination of Rights.* From and after the Redemption Date, all rights of the holders of record of redeemed Warrants (except the right to receive the Redemption Price) shall terminate.

6.3   *Payment of Redemption Price.* The Company shall pay to the holders of record of redeemed Warrants all amounts to which the holders of record of such redeemed Warrants who shall have surrendered their Warrants are entitled.

Section 7.   Notice to Holders.

If, prior to the expiration of this Warrant either by its terms or by its exercise in full, any of the following shall occur:

(a)   the Company shall declare a dividend or authorize any other distribution on its Common Stock; or

(b)   the Company shall authorize the granting to the shareholders of its Common Stock of rights to subscribe for or purchase any securities or any other similar rights; or

(c)   any reclassification, reorganization or similar change of the Common Stock, or any consolidation or merger to which the Company is a party, or the sale, lease, or exchange of any significant portion of the assets of the Company; or

(d)   the voluntary or involuntary dissolution, liquidation or winding up of the Company; or

(e)   any purchase, retirement or redemption by the Company of its Common Stock;

then, and in any such case, the Company shall deliver to the Holder or Holders written notice thereof at least 30 days prior to the earliest applicable date specified below with respect to which notice is to be given, which notice shall state the following:

(x)   the date on which a record is to be taken for the purpose of such dividend, distribution or rights, or, if a record is not to be taken, the date as of which the shareholders of Common Stock of record to be entitled to such dividend, distribution or rights are to be determined;

(y)   the date on which such reclassification, reorganization, consolidation, merger, sale, transfer, dissolution, liquidation, winding up or purchase, retirement or redemption is expected to become effective, and the date, if any, as of which the Company's shareholders of Common Stock of record shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reclassification, reorganization, consolidation, merger, sale, transfer, dissolution, liquidation, winding up, purchase, retirement or redemption; and

(z)   if any matters referred to in the foregoing clauses (x) and (y) are to be voted upon by shareholders of Common Stock, the date as of which those shareholders to be entitled to vote are to be determined.

Section 8.   Officers' Certificate.

Whenever the Exercise Price or the aggregate number of Warrant Securities purchasable pursuant to this Warrant shall be adjusted as required by the provisions of Section 4 above, the Company shall promptly file with its Secretary or an Assistant Secretary at its principal office, and with its transfer agent, if any, an officers' certificate executed by the Company's President and Secretary or Assistant Secretary, describing the adjustment and setting forth, in reasonable detail, the facts requiring such adjustment and the basis for and calculation of such adjustment in accordance with the provisions of this Warrant. Each such officers' certificate shall be made available to the Holder or Holders of this Warrant for inspection at all reasonable times, and the Company, after each such adjustment, shall promptly deliver a copy of the officers' certificate relating to that adjustment to the Holder or Holders of this Warrant. The officers' certificate described in this Section 8 shall be deemed to be conclusive as to the correctness of the adjustment reflected therein if, and only if, no Holder of this Warrant delivers written notice to the Company of an objection to the adjustment within 30 days after the officers' certificate is delivered to the Holder or Holders of this Warrant. The Company will make its books and records available for inspection and copying during normal business hours by the Holder so as to permit a determination as to the correctness of the adjustment. If written notice of an objection is delivered by a Holder to the Company and the parties cannot reconcile the dispute, the Holder and the Company shall submit the dispute to arbitration pursuant to the provisions of Section 20 below. Failure to prepare or provide the officers' certificate shall not modify the parties' rights hereunder.

Section 9.   Reservation of Warrant Securities.

There has been reserved, and the Company shall at all times keep reserved so long as the Warrants remain outstanding, out of its authorized and unissued Common Stock, such number of shares of Common Stock as shall be subject to purchase under the Warrants. Every transfer agent for the Common Stock and other securities of the Company issuable upon the exercise of the Warrants will be irrevocably authorized and directed at all times to reserve such number of authorized shares and other securities as shall be requisite for such purpose. The Company will keep a copy of this Agreement on file with every transfer agent for the Common Stock and other securities of the Company issuable upon the exercise of the Warrants. The Company will supply every such transfer agent with duly executed stock and other certificates, as appropriate, for such purpose and will provide or otherwise make available any cash which may be payable as provided in Section 14 hereof.

Section 10.   Restrictions on Transfer; Registration Rights.

10.1.   *Restrictions on Transfer.* The Warrantholder agrees that prior to making any disposition of the Warrants or the Shares, the Warrantholder shall give written notice to the Company describing briefly the manner in which any such proposed disposition is to be made; and no such disposition shall be made if the Company has notified the Warrantholder that in the opinion of counsel reasonably satisfactory to the Warrantholder, there is no applicable exemption from the registration requirements under the Act available for the disposition, and a registration statement or other notification or post-effective amendment thereto (hereinafter collectively a "Registration Statement") under the Act is required with respect to such disposition and no such Registration Statement has been filed by the Company with, and declared effective, if necessary, by, the Commission.

10.2.   *Registration Right.* The Warrant Securities are subject to the terms of a Registration Rights Agreement. Upon request, a copy of the Registration Rights Agreement is available, without charge, from the Company.

Section 11. **Payment of Taxes.**

The Company will pay all documentary stamp taxes, if any, attributable to the initial issuance of the Warrants or the securities comprising the Shares; provided, however, the Company shall not be required to pay any tax which may be payable in respect of any transfer of the Warrants or the securities comprising the Shares.

Section 12. **Transfer to Comply With the Securities Act of 1933**

This Warrant, the Warrant Securities, and all other securities issued or issuable upon exercise of this Warrant, may not be offered, sold or transferred, in whole or in part, except in compliance with the Act, and except in compliance with all applicable state securities laws. The Company may cause substantially the following legends, or their equivalents, to be set forth on each certificate representing the Warrant Securities, or any other security issued or issuable upon exercise of this Warrant, not theretofore distributed to the public or sold to underwriters, as defined by the Act, for distribution to the public pursuant to Section 8 above:

    (a)   "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, EXCHANGED, HYPOTHECATED OR TRANSFERRED IN ANY MANNER EXCEPT IN COMPLIANCE WITH THE AGREEMENT PURSUANT TO WHICH THEY WERE ISSUED."

    (b)   Any legend required by applicable state securities laws.

Any certificate issued at any time in exchange or substitution for any certificate bearing such legends (except a new certificate issued upon completion of a public distribution pursuant to a registration statement under the Securities Act of 1933, as amended (the "Act"), or the securities represented thereby) shall also bear the above legends unless, in the opinion of the Company's counsel, the securities represented thereby need no longer be subject to such restrictions.

Section 13. **Fractional Shares**

No fractional shares or scrip representing fractional shares shall be issued upon the exercise of all or any part of this Warrant. With respect to any fraction of a share of any security called for upon any exercise of this Warrant, the Company shall pay to the Holder an amount in money equal to that fraction multiplied by the Current Market Price of that share.

Section 14. **No Rights as Stockholder; Notices to Warrantholder.**

Nothing contained in this Agreement or in the Warrants shall be construed as conferring upon the Warrantholder or its transferees any rights as a stockholder of the Company, including the right to vote, receive dividends, consent or receive notices as a stockholder in respect to any meeting of stockholders for the election of directors of the Company or any other matter. The Company covenants, however, that for so long as this Warrant is at least partially unexercised, it will furnish any Holder of this Warrant with copies of all reports and communications furnished to the shareholders of the Company. In addition, if at any time prior to the expiration of the Warrants and prior to their exercise, any one or more of the following events shall occur:

    (a) any action which would require an adjustment pursuant to Section 4.1 (except subsections 4.1(e) and 4.1(h) or 4.4; or

    (b) a dissolution, liquidation, or winding up of the Company (other than in connection with a consolidation, merger, or sale of its property, assets, and business as an entirety or substantially as an entirety) shall be proposed:

then the Company shall give notice in writing of such event to the Warrantholder, as provided in Section 17 hereof, at least 20 days prior to the date fixed as a record date or the date of closing the transfer books for the determination of the stockholders entitled to any relevant dividend, distribution, subscription rights or other rights or for the determination of stockholders entitled to vote on such proposed dissolution, liquidation, or winding up. Such notice shall specify such record date or the date of closing the transfer books, as the case may be. Failure to mail or receive notice or any defect therein shall not affect the validity of any action taken with respect thereto.

Section 15.   Charges Due Upon Exercise

The Company shall pay any and all issue or transfer taxes, including, but not limited to, all federal or state taxes, that may be payable with respect to the transfer of this Warrant or the issue or delivery of Warrant Securities upon the exercise of this Warrant.

Section 16.   Warrant Securities to be Fully Paid

The Company covenants that all Warrant Securities that may be issued and delivered to a Holder of this Warrant upon the exercise of this Warrant and payment of the Exercise Price will be, upon such delivery, validly and duly issued, fully paid and nonassessable.

Section 17.   Notices

Any notice pursuant to this Agreement by the Company or by a Warrantholder or a holder of Shares shall be in writing and shall be deemed to have been duly given if delivered or mailed by certified mail, return receipt requested:

(i)   If to a Warrantholder or a holder of Shares, addressed to the address set forth above.

(ii)   If to the Company addressed to it at 601 W. Main Ave., Suite 1017, Spokane, Washington 99201, Attention: Secretary.

Each party may from time to time change the address to which notices to it are to be delivered or mailed hereunder by notice in accordance herewith to the other party.

Section 18.   Merger or Consolidation of the Company

The Company will not merge or consolidate with or into any other corporation or sell all or substantially all of its property to another corporation, unless the provisions of Section 4.4 are complied with.

Section 19.   Applicable Law

This Warrant shall be governed by and construed in accordance with the laws of the State of Washington, and courts located in Spokane County, Washington shall have exclusive jurisdiction over all disputes arising hereunder.

Section 20.   Arbitration

The Company and the Holder, and by receipt of this Warrant or any Warrant Securities, all subsequent Holders or holders of Warrant Securities, agree to submit all controversies, claims, disputes and matters of difference with respect to this Warrant, including, without limitation, the application of this Section 20 to arbitration in Spokane, Washington, according to the rules and practices of the American Arbitration Association from time to time in force; provided, however, that if such rules and practices conflict with the applicable procedures of Washington courts of general jurisdiction or any other provisions of Washington law then in force, those Washington rules and provisions shall govern. This agreement to arbitrate shall be specifically enforceable. Arbitration may proceed in the absence of any party if notice of the proceeding has been given to that party. The parties agree to abide by all awards rendered in any such proceeding. These awards shall be final and binding on all parties to the extent and in the manner provided by the rules of civil procedure enacted in Washington. All awards may be filed, as a basis of judgment and of the issuance of execution for its collection, with the clerk of one or more courts, state or federal, having jurisdiction over either the party against whom that award is rendered or its property. No party shall be considered in default hereunder during the pendency of arbitration proceedings relating to that default.

Section 21. **Acceptance of Terms; Successors**.

By its acceptance of this Warrant Certificate, the Holder accepts and agrees to comply with all of the terms and provisions hereof. All the covenants and provisions of this Warrant Certificate by or for the benefit of the Company or the Holder shall bind and inure to the benefit of their respective successors and assigns hereunder.

Section 22. **Miscellaneous Provisions**

(a) Subject to the terms and conditions contained herein, this Warrant shall be binding on the Company and its successors and shall inure to the benefit of the original Holder, its successors and assigns and all holders of Warrant Securities and the exercise of this Warrant in full shall not terminate the provisions of this Warrant as it relates to holders of Warrant Securities.

(b) If the Company fails to perform any of its obligations hereunder, it shall be liable to the Holder for all damages, costs and expenses resulting from the failure, including, but not limited to, all reasonable attorney's fees and disbursements.

(c) This Warrant cannot be changed or terminated or any performance or condition waived in whole or in part except by an agreement in writing signed by the party against whom enforcement of the change, termination or waiver is sought; provided, however, that any provisions hereof may be amended, waived, discharged or terminated upon the written consent of the Company and the Company.

(d) If any provision of this Warrant shall be held to be invalid, illegal or unenforceable, such provision shall be severed, enforced to the extent possible, or modified in such a way as to make it enforceable, and the invalidity, illegality or unenforceability shall not affect the remainder of this Warrant.

(e) The Company agrees to execute such further agreements, conveyances, certificates and other documents as may be reasonably requested by the Holder to effectuate the intent and provisions of this Warrant.

(f) Paragraph headings used in this Warrant are for convenience only and shall not be taken or construed to define or limit any of the terms or provisions of this Warrant. Unless otherwise provided, or unless the context shall otherwise require, the use of the singular shall include the plural and the use of any gender shall include all genders.

Dated _____

DAYBREAK OIL AND GAS, INC.

By: _____

Terrence J. Dunne, Chief Financial Officer

EXHIBIT 1

PURCHASE FORM

Dated _____ ,

The undersigned hereby irrevocably elects to exercise the Warrant represented by this Warrant Certificate to the extent of purchasing _____ Shares of Daybreak Oil and Gas, Inc., and hereby tenders payment of the exercise price thereof.

INSTRUCTIONS FOR REGISTRATION OF STOCK

Name _____

(please type or print in block letters)

Address _____

…….

ASSIGNMENT FORM

FOR VALUE RECEIVED, _____ , hereby sells, assigns and transfers unto

Name _____

(Please type or print in block letters)

Address _____

the right to purchase Shares of Daybreak Oil and Gas, Inc represented by this Warrant Certificate to the extent of _____ Shares as to which such right is exercisable and does hereby irrevocably constitute and appoint _____ attorney, to transfer the same on the books of the Company with full power of substitution in the premises.

Signature _____ Dated _____

Notice: the signature on this assignment must correspond with the name as it appears upon the face of this Warrant Certificate in every particular, without alteration or enlargement or any change whatever.
…….

EXHIBIT 10.iv

REGISTRATION RIGHTS AGREEMENT

   This Registration Rights Agreement (this "AGREEMENT") is made and entered into as of March ___, 2006, by and among Daybreak Oil and Gas, Inc., a ____ corporation (the "COMPANY"), and the investors signatory hereto (each a "INVESTOR" and collectively, the "INVESTORS").

   This Agreement is made pursuant to Subscription Agreements between the Company and each Investor (the "SUBSCRIPTION AGREEMENT").

   The Company and the Investors hereby agree as follows:

   1. <u>Definitions</u>. Capitalized terms used and not otherwise defined herein that are defined in the Subscription Agreement will have the meanings given such terms in the Subscription Agreement. As used in this Agreement, the following terms have the respective meanings set forth in this Section 1:

"ADDITIONAL WARRANTS" has the meaning set forth in Section 2(d).

"ADVICE" has the meaning set forth in Section 6(d).

"EFFECTIVE DATE" means the date that the Registration Statement filed pursuant to Section 2(a) or 2(b) is first declared effective by the Commission.

"EFFECTIVENESS PERIOD" has the meaning set forth in Section 2(a).

"EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

"FILING DATE" means (a) with respect to the initial Registration Statement required to be filed under Section 2(a), the 60th day following the Closing Date; and (b) with respect to any additional Registration Statements that may be required pursuant to Section 2(b), the 45th day following (x) if such Registration Statement is required because the Commission shall have notified the Company in writing that certain Registrable Securities were not eligible for inclusion on a previously filed Registration Statement, the date or time on which the Commission shall indicate as being the first date or time that such Registrable Securities may then be included in a Registration Statement, or (y) if such Registration Statement is required for a reason other than as described in (x) above, the date on which the Company first knows, or reasonably should have known, that such additional Registration Statement(s) is required; and (c) with respect to a Registration Statement required to be filed under Section 2(c), the 30th day following the date on which the Company becomes eligible to utilize Form S-3 to register the resale of Common Stock.

"HOLDER" or "HOLDERS" means the holder or holders, as the case may be, from time to time of Registrable Securities.

"INDEMNIFIED PARTY" has the meaning set forth in Section 5(c).

"INDEMNIFYING PARTY" has the meaning set forth in Section 5(c).

"LOSSES" has the meaning set forth in Section 5(a).

"OFFERING" means that private offering of shares and warrants, offered together as Units, made pursuant to the Placement Agent Agreement.

"PLACEMENT AGENT AGREEMENT" means that agreement dated February __, 2006, between the Company and Bathgate Capital Partners LLC relating to the offering of Units of the Company's securities.

"PROCEEDING" means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

"PROSPECTUS" means the prospectus included in a Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by a Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

"REGISTRABLE SECURITIES" means: (i) the Shares, (ii) the Warrant Shares, (iii) any securities issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event, or any conversion price adjustment with respect to any of the securities referenced in (i) or (ii) above.

"REGISTRATION STATEMENT" means the initial registration statement required to be filed in accordance with Section 2(a) and any additional registration statement(s) required to be filed under Section 2(b) and 2(c), including (in each case) the Prospectus, amendments and supplements to such registration statements or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference therein.

"RULE 144" means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

"RULE 415" means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

"RULE 424" means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

"SECURITIES ACT" means the Securities Act of 1933, as amended.

"SHARES" means the shares of Common Stock issued or issuable to the Investors pursuant to the Subscription Agreement.

"WARRANTS" means the Common Stock purchase warrants issued or issuable to the Investors pursuant to the Subscription Agreement and the Placement Agent Warrants issued pursuant to the Placement Agent Agreement.

"WARRANT SHARES" means the shares of Common Stock issued or issuable upon exercise of the Warrants and the Additional Warrants.

"WASHINGTON COURTS" means the state and federal courts sitting in the City and County of Spokane.

2.   Registration.

(a)   On or prior to each Filing Date, the Company shall prepare and file with the Commission a Registration Statement covering the resale of all Registrable Securities not already covered by an existing and effective Registration Statement, for an offering to be made on a continuous basis pursuant to Rule 415, on Form SB-2 (or on such other form appropriate for such purpose). Such Registration Statement shall contain (except if otherwise required pursuant to written comments received from the Commission upon a review of such Registration Statement) the "Plan of Distribution" attached hereto as Annex A. The Company shall cause such Registration Statement to be declared effective under the Securities Act as soon as possible but, in any event, no later than its Effectiveness Date, and shall use its reasonable best efforts to keep the Registration Statement continuously effective under the Securities Act until the date which is the earlier of (i) eight years after its Effective Date, (ii) such time as all of the Registrable Securities covered by such Registration Statement have been publicly sold by the Holders, or (iii) such time as all of the Registrable Securities covered by such Registration Statement may be sold by the Holders pursuant to Rule 144(k) as determined by the counsel to the Company pursuant to a written opinion letter to such effect, addressed and acceptable to the Company's transfer agent and the affected Holders (the "EFFECTIVENESS PERIOD").

(b)   If for any reason the Commission does not permit all of the Registrable Securities to be included in the Registration Statement filed pursuant to Section 2(a), or for any other reason any outstanding Registrable Securities are not then covered by an effective Registration Statement, then the Company shall prepare and file by the Filing Date for such Registration Statement, an additional Registration Statement covering the resale of all Registrable Securities not already covered by an existing and effective Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415, on Form SB-2 (or on such other form appropriate for such purpose). Each such Registration Statement shall contain (except if otherwise required pursuant to written comments received from the Commission upon a review of such Registration Statement) the "Plan of Distribution" attached hereto as Annex A. The Company shall cause each such Registration Statement to be declared effective under the Securities Act as soon as possible but, in any event, by its Effectiveness Date, and shall use its reasonable best efforts to keep such Registration Statement continuously effective under the Securities Act during the entire Effectiveness Period.

(c)   Promptly following any date on which the Company becomes eligible to use a registration statement on Form S-3 to register the Registrable Securities for resale, the Company shall file a registration statement on Form S-3 covering the Registrable Securities (or a post-effective amendment on Form S-3 to the then effective Registration Statement) and shall cause such Registration Statement to be declared effective as soon as possible thereafter, but in any event prior to the Effectiveness Date therefor. Such Registration Statement shall contain (except if otherwise required pursuant to written comments received from the Commission upon a review of such Registration Statement) the "Plan of Distribution" attached hereto as Annex A. The Company shall cause such Registration Statement to be declared effective under the Securities Act as soon as possible but, in any event, by its Effectiveness Date, and shall use its reasonable best efforts to keep such Registration Statement continuously effective under the Securities Act during the entire Effectiveness Period.

(d)   If a Registration Statement is not filed on or prior to its Filing Date (if the Company files a Registration Statement without affording the Holders the opportunity to review and comment on the same as required by Section 3(a) hereof, the Company shall not be deemed to have satisfied this clause (i)(such failure or breach being referred to as an "EVENT" and the date on which such Event occurs, being referred to as the "EVENT DATE"), then in addition to any other rights the Holders may have hereunder or under applicable law, the Company shall issue to the holders of the Registrable Securities, as liquidated damages and not as a penalty, warrants ("ADDITIONAL WARRANTS"). The number of Additional Warrants that shall be issued to a Holder is equivalent to one Additional Warrant for every Warrant and Warrant Share owned by such Holder. The Additional Warrants will have a per share exercise price equal to the lower of (a) the average of the closing sale price of our Common Stock for twenty of the thirty Trading Days immediately preceding the date the Registration Statement should have been filed, or (b) $1.50 per share. The Additional Warrants will be exercisable for five years, and will be in the same form as the warrants issued as part of the Units in the Offering.

(e)   Each Holder agrees to furnish to the Company a completed Questionnaire in the form attached to this Agreement as Annex B (a "SELLING HOLDER

QUESTIONNAIRE"). The Company shall not be required to include the Registrable Securities of a Holder in a Registration Statement and shall not be required to issue any Additional Warrants or other damages under Section 2(d) to any Holder who fails to furnish to the Company a fully completed Selling Holder Questionnaire at least two Trading Days prior to the Filing Date (subject to the requirements set forth in Section 3(a)).

3.	Registration Procedures. In connection with the Company's registration obligations hereunder, the Company shall:

(a)	Not less than four Trading Days prior to the filing of the Registration Statement or any related Prospectus or any amendment or supplement thereto, the Company shall furnish to each Holder copies of the "Selling Stockholders" section of such document, the "Plan of Distribution" and any risk factor contained in such document that addresses specifically this transaction or the Selling Stockholders, as proposed to be filed which documents will be subject to the review of such Holder. The Company shall not file a Registration Statement, any Prospectus or any amendments or supplements thereto in which the "Selling Stockholder" section thereof differs from the disclosure received from a Holder in its Selling Holder Questionnaire (as amended or supplemented).

(b)	Prepare and file with the Commission such amendments, including post-effective amendments, to each Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement continuously effective as to the applicable Registrable Securities for its Effectiveness Period and prepare and file with the Commission such additional Registration Statements in order to register for resale under the Securities Act all of the Registrable Securities; (ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement, and as so supplemented or amended to be filed pursuant to Rule 424; (iii) respond as promptly as reasonably possible to any comments received from the Commission with respect to each Registration Statement or any amendment thereto and, as promptly as reasonably possible provide the Holders true and complete copies of all correspondence from and to the Commission relating to such Registration Statement that would not result in the disclosure to the Holders of material and non-public information concerning the Company; and (iv) comply in all material respects with the provisions of the Securities Act and the Exchange Act with respect to the Registration Statements and the disposition of all Registrable Securities covered by each Registration Statement.

(c)	Notify the Holders as promptly as reasonably possible (and, in the case of (i)(A) below, not less than three Trading Days prior to such filing) and (if requested by any such Person) confirm such notice in writing no later than one Trading Day following the day (i)(A) when a Prospectus or any Prospectus supplement or post-effective amendment to a Registration Statement is proposed to be filed; (B) when the Commission notifies the Company whether there will be a "review" of such Registration Statement and whenever the Commission comments in writing on such Registration Statement (the Company shall provide true and complete copies thereof and all written responses thereto to each of the Holders that pertain to the Holders as a Selling Stockholder or to the Plan of Distribution, but not information which the Company believes would constitute material and non-public information); and (C) with respect to each Registration Statement or any post-effective amendment, when the same has become effective; (ii) of any request by the Commission or any other Federal or state governmental authority for amendments or supplements to a Registration Statement or Prospectus or for additional information; (iii) of the issuance by the Commission of any stop order suspending the effectiveness of a Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose; (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose; and (v) of the occurrence of any event or passage of time that makes the financial statements included in a Registration Statement ineligible for inclusion therein or any statement made in such Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to such Registration Statement, Prospectus or other documents so that, in the case of such Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d)   Use its reasonable best efforts to avoid the issuance of, or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of a Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest practicable moment.

(e)   Furnish to each Holder, without charge, at least one conformed copy of each Registration Statement and each amendment thereto and all exhibits to the extent requested by such Person (including those previously furnished) promptly after the filing of such documents with the Commission.

(f)   Promptly deliver to each Holder, without charge, as many copies of each Prospectus or Prospectuses (including each form of prospectus) and each amendment or supplement thereto as such Persons may reasonably request. The Company hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Holders in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto.

(g)   Prior to any public offering of Registrable Securities, to register or qualify or cooperate with the selling Holders in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or Blue Sky laws of all jurisdictions within the United States, to keep each such registration or qualification (or exemption therefrom) effective during the Effectiveness Period and to do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by the Registration Statements.

(h)   Cooperate with the Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be delivered to a transferee pursuant to the Registration Statements, which certificates shall be free, to the extent permitted by the Subscription Agreement, of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holders may request.

(i)   Upon the occurrence of any event contemplated by Section 3(c)(v), as promptly as reasonably possible, prepare a supplement or amendment, including a post-effective amendment, to the affected Registration Statements or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, no Registration Statement nor any Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.   Registration Expenses. All fees and expenses incident to the performance of or compliance with this Agreement by the Company shall be borne by the Company whether or not any Registrable Securities are sold pursuant to a Registration Statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (A) with respect to filings required to be made with any Trading Market on which the Common Stock is then listed for trading, and (B) in compliance with applicable state securities or Blue Sky laws), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities and of printing prospectuses if the printing of prospectuses is reasonably requested by the holders of a majority of the Registrable Securities included in the Registration Statement), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company, (v) Securities Act liability insurance, if the Company so desires such insurance, and (vi) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement. In addition, the Company shall be responsible for all of its internal expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit and the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange as required hereunder.

5.   Indemnification.

(a)   Indemnification by the Company. The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless each Holder, the officers, directors, agents, investment advisors, partners, members and employees of each of them, each Person who controls any such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, agents and employees of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable costs of preparation and reasonable attorneys' fees) and expenses (collectively, "LOSSES"), as incurred, arising out of or relating to any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent, but only to the extent, that (1) such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder's proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Holder expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto (it being understood that the Holder has approved Annex A hereto for this purpose) or (2) in the case of an occurrence of an event of the type specified in Section 3(c)(ii)-(v), the use by such Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated or defective and prior to the receipt by such Holder of an Advice or an amended or supplemented Prospectus, but only if and to the extent that following the receipt of the Advice or the amended or supplemented Prospectus the misstatement or omission giving rise to such Loss would have been corrected. The Company shall notify the Holders promptly of the institution, threat or assertion of any Proceeding of which the Company is aware in connection with the transactions contemplated by this Agreement.

(b) <u>Indemnification by Holders</u>. Each Holder shall, severally and not jointly, indemnify and hold harmless the Company, its directors, officers, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling Persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising solely out of or based solely upon: (x) such Holder's failure to comply with the prospectus delivery requirements of the Securities Act or (y) any untrue statement of a material fact contained in any Registration Statement, any Prospectus, or any form of prospectus, or in any amendment or supplement thereto, or arising solely out of or based solely upon any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading to the extent, but only to the extent that, (1) such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder's proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such

Holder expressly for use in the Registration Statement (it being understood that the Holder has approved Annex A hereto for this purpose), such Prospectus or such form of Prospectus or in any amendment or supplement thereto or (2) in the case of an occurrence of an event of the type specified in Section 3(c)(ii)-(v), the use by such Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated or defective and prior to the receipt by such Holder of an Advice or an amended or supplemented Prospectus, but only if and to the extent that following the receipt of the Advice or the amended or supplemented Prospectus the misstatement or omission giving rise to such Loss would have been corrected. In no event shall the liability of any selling Holder hereunder be greater in amount than the dollar amount of the net proceeds received by such Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation.

(c)   Conduct of Indemnification Proceedings. If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an "INDEMNIFIED PARTY"), such Indemnified Party shall promptly notify the Person from whom indemnity is sought (the "INDEMNIFYING PARTY") in writing, and the Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with defense thereof; provided, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have proximately and materially adversely prejudiced the Indemnifying Party.

An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless: (1) the Indemnifying Party has agreed in writing to pay such fees and expenses; (2) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding; or (3) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and such counsel shall be at the expense of the Indemnifying Party). The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent, which consent shall not be unreasonably withheld. No Indemnifying Party shall, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld), effect any settlement of any pending Proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding.

All fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section) shall be paid to the Indemnified Party, as incurred, within ten Trading Days of written notice thereof to the Indemnifying Party (regardless of whether it is ultimately determined that an Indemnified Party is not entitled to indemnification hereunder; provided, that the Indemnifying Party may require such Indemnified Party to undertake to reimburse all such fees and expenses to the extent it is finally judicially determined that such Indemnified Party is not entitled to indemnification hereunder).

(d) Contribution. If a claim for indemnification under Section 5(a) or 5(b) is unavailable to an Indemnified Party (by reason of public policy or otherwise), then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in Section 5(c), any reasonable attorneys' or other reasonable fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section was available to such party in accordance with its terms.

The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 5(d), no Holder shall be required to contribute, in the aggregate, any amount in excess of the amount by which the proceeds actually received by such Holder from the sale of the Registrable Securities subject to the Proceeding exceeds the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.

The indemnity and contribution agreements contained in this Section are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties.

6.   Miscellaneous.

(a)   Remedies. In the event of a breach by the Company or by a Holder, of any of their obligations under this Agreement, each Holder or the Company, as the case may be, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company and each Holder agree that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, it shall waive the defense that a remedy at law would be adequate.

(b)   No Piggyback on Registrations. Except as and to the extent specified in Schedule 3.1(v) to the Subscription Agreement, neither the Company nor any of its security holders (other than the Holders in such capacity pursuant hereto) may include securities of the Company in a Registration Statement other than the Registrable Securities.

(c)   Compliance. Each Holder covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it in connection with sales of Registrable Securities pursuant to the Registration Statement.

(d)   Discontinued Disposition. Each Holder agrees by its acquisition of such Registrable Securities that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Section 3(c), such Holder will forthwith discontinue disposition of such Registrable Securities under the Registration Statement until such Holder's receipt of the copies of the supplemented Prospectus and/or amended Registration Statement or until it is advised in writing (the "ADVICE") by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement. The Company may provide appropriate stop orders to enforce the provisions of this paragraph.

(e)   Piggy-Back Registrations. If at any time during the Effectiveness Period there is not an effective Registration Statement covering all of the Registrable Securities and the Company shall determine to prepare and file with the Commission a registration statement relating to an offering for its own account or the account of others under the Securities Act of any of its equity securities, other than on Form S-4 or Form S-8 (each as promulgated under the Securities Act) or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with stock option or other employee benefit plans, then the Company shall send to each Holder written notice of such determination and, if within fifteen days after receipt of such notice, any such Holder shall so request in writing, the Company shall include in such registration statement all or any part of such

Registrable Securities such holder requests to be registered, subject to customary underwriter cutbacks applicable to all holders of registration rights.

(f) Amendments and Waivers. The provisions of this Agreement, including the provisions of this Section 6(f), may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company and the Holders of no less than a majority in interest of the then outstanding Registrable Securities. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of certain Holders and that does not directly or indirectly affect the rights of other Holders may be given by Holders of at least a majority of the Registrable Securities to which such waiver or consent relates.

(g) Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile (provided the sender receives a machine-generated confirmation of successful transmission) at the facsimile number specified in this Section prior to 6:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a Trading Day or later than 6:30 p.m. (New York City time) on any Trading Day, (c) the Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as follows:

If to the Company: Daybreak Oil and Gas, Inc.
                         601 W. Main Ave., Suite 1017
                         Spokane, WA 99201-0613
                         Attention: Chief Financial Officer
                         Facsimile No.: (___) ___

If to an Investor: To the address set forth under such Investor's name on the
                         signature pages hereto.

If to any other Person who is then the registered Holder:

To the address of such Holder as it appears in the stock transfer books of the Company or such other address as may be designated in writing hereafter, in the same manner, by such Person.

(h) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties and shall inure to the benefit of each Holder. The Company may not assign its rights or obligations hereunder without the prior written consent of each Holder. Each Holder may assign their respective rights hereunder in the manner and to the Persons as permitted under the Subscription Agreement.

(i)	Execution and Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.

(j)	Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Washington, without regard to the principles of conflicts of law thereof. Each party agrees that all Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective Affiliates, employees or agents) will be commenced in the Washington Courts. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Washington Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any Washington Court, or that such Proceeding has been commenced in an improper or inconvenient forum. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. If either party shall commence a Proceeding to enforce any provisions of this Agreement, then the prevailing party in such Proceeding shall be reimbursed by the other party for its attorney's fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Proceeding.

(k)	Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

(l)	Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

(m)   Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(n)   Independent Nature of Investors' Obligations and Rights. The obligations of each Investor under this Agreement are several and not joint with the obligations of each other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor under this Agreement. Nothing contained herein or in any Transaction Document, and no action taken by any Investor pursuant thereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement or any other Transaction Document. Each Investor acknowledges that no other Investor will be acting as agent of such Investor in enforcing its rights under this Agreement. Each Investor shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Agreement, and it shall not be necessary for any other Investor to be joined as an additional party in any Proceeding for such purpose. The Company acknowledges that each of the Investors has been provided with the same Registration Rights Agreement for the purpose of closing a transaction with multiple Investors and not because it was required or requested to do so by any Investor.

**[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGES TO FOLLOW]**

IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.


DAYBREAK OIL AND GAS, INC.


By: _____
Name: Robert Martin
Title: President


**[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGES OF INVESTORS TO FOLLOW]**


IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

_____

_____
        (Print name)

By:_____
        (Signature)
Title: _____

ADDRESS FOR NOTICE
c/o: _____
Street: _____
City/State/Zip: _____
Attention: _____
Tel: _____
Fax: _____
Email: _____

Annex A

Plan of Distribution

The Selling Stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits Investors;
- block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
- an exchange distribution in accordance with the rules of the applicable exchange;
- privately negotiated transactions;
- to cover short sales made after the date that this Registration Statement is declared effective by the Commission;
- broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;
- a combination of any such methods of sale; and
- any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. upon the Company being notified in writing by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of Common Stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of Common Stock were sold, (iv)the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon the Company being notified in writing by a Selling Stockholder that a donee or pledgee intends to sell more than 500 shares of Common Stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The Selling Stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Securities will be paid by the Selling Stockholder and/or the purchasers. Each Selling Stockholder has represented and warranted to the Company that it acquired the securities subject to this registration statement in the ordinary course of such Selling Stockholder's business and, at the time of its purchase of such securities such Selling Stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

The Company has advised each Selling Stockholder that it may not use shares registered on this Registration Statement to cover short sales of Common Stock made prior to the date on which this Registration Statement shall have been declared effective by the Commission. If a Selling Stockholder uses this prospectus for any sale of the Common Stock, it will be subject to the prospectus delivery requirements of the Securities Act. The Selling Stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Stockholders in connection with resales of their respective shares under this Registration Statement.

The Company is required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the Common Stock. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Annex B

DAYBREAK OIL AND GAS, INC.

SELLING SECURITYHOLDER QUESTIONNAIRE

The undersigned beneficial owner of common stock (the "COMMON STOCK") of Daybreak Oil and Gas, Inc. (the "COMPANY") understands that the Company has filed or intends to file with the Securities and Exchange Commission (the "COMMISSION") a Registration Statement for the registration and resale of the Registrable Securities, in accordance with the terms of the Registration Rights Agreement, dated as of ___, 2006 (the "REGISTRATION RIGHTS AGREEMENT"), among the Company and the Investors named therein. A copy of the Registration Rights Agreement is available from the Company upon request at the address set forth below. All capitalized terms used and not otherwise defined herein shall have the meanings ascribed thereto in the Registration Rights Agreement.

The undersigned hereby provides the following information to the Company and represents and warrants that such information is accurate:

QUESTIONNAIRE

1.   NAME.

    (a)   Full Legal Name of Selling Securityholder

    _____

    (b)   Full Legal Name of Registered Holder (if not the same as (a) above) through which Registrable Securities Listed in Item 3 below are held:

    _____

    (c)   Full Legal Name of Natural Control Person (which means a natural person who directly or indirectly alone or with others has power to vote or dispose of the securities covered by the questionnaire):

    _____

2.   ADDRESS FOR NOTICES TO SELLING SECURITYHOLDER:

    _____

    _____

    Telephone: _____

Fax: _____

Contact Person: _____

3.   BENEFICIAL OWNERSHIP OF REGISTRABLE SECURITIES:

Type and Principal Amount of Registrable Securities beneficially owned:

_____

_____

_____

4.   BROKER-DEALER STATUS:

        (a)   Are you a broker-dealer?

Yes |_| No |_|

Note: If yes, the Commission's staff has indicated that you should be identified as an underwriter in the Registration Statement.

        (b) A   re you an affiliate of a broker-dealer?

Yes |_| No |_|

        (c)   If you are an affiliate of a broker-dealer, do you certify that you bought the Registrable Securities in the ordinary course of business, and at the time of the purchase of the Registrable Securities to be resold, you had no agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities?

        Yes |_| No |_|

Note: If no, the Commission's staff has indicated that you should be identified as an underwriter in the Registration Statement.

5.   BENEFICIAL OWNERSHIP OF OTHER SECURITIES OF THE COMPANY OWNED BY THE SELLING SECURITYHOLDER.
Except as set forth below in this Item 5, the undersigned is not the beneficial or registered owner of any securities of the Company other than the Registrable Securities listed above in Item 3. Type and Amount of Other Securities beneficially owned by the Selling Securityholder:

_____

_____

_____

6. RELATIONSHIPS WITH THE COMPANY:

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% of more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

State any exceptions here:

_____

The undersigned agrees to promptly notify the Company of any inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof and prior to the Effective Date for the Registration Statement.

By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to Items 1 through 6 and the inclusion of such information in the Registration Statement and the related prospectus. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Registration Statement and the related prospectus.

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Dated:_____   Beneficial Owner:

                                      _____

                                      By:_____
                                                  Signature
                                      Title: _____

PLEASE FAX A COPY OF THE COMPLETED AND EXECUTED NOTICE AND
QUESTIONNAIRE, AND RETURN THE ORIGINAL BY OVERNIGHT MAIL, TO:

[COMPANY'S ATTORNEY]

EXHIBIT 10.v

420575

<u>QUITCLAIM MINING DEED</u>

THIS INDENTURE, Made this 29TH day of November, 2004, by and between DAYBREAK MINES, INC., a Washington corporation, Party of the First Part, and SILVER CROWN MINING COMPANY, an Idaho corporation, P. O. Box 2170, Osburn, Idaho 83849, Party of the Second Part.

WITNESSETH:

The said party of the first part, for and in consideration of the sum of One Dollar ($1.00), lawful money of the United States of America, and other good and valuable consideration to it in hand paid by the said party of the second part, the receipt whereof is hereby acknowledged, does by these presents remise, release and forever QUITCLAIM unto the said party of the second part, and to its successors and assigns forever, all its right, title and interest in and to real property situate, lying and being in Shoshone County, State of Idaho, and being more particularly described in **Exhibit A** attached hereto.

TOGETHER with all the dips, spurs, and angles, and also all the metals, ore, mineral-bearing rock and earth therein, and all the rights, privileges and franchises thereto incident, appendent and appurtenant, or therewith usually had or enjoyed; also all the estate, right, title, interest, property, possession, claim and demand whatsoever, as well in law as in equity of the party of the first part in or to the said premies and every part and parcel thereof.

ALSO TOGETHER with all and singular the tenements, hereditaments and appurtenances thereunto belonging, or in anywise appertaining, and the reversion and reversions, remainder and remainders, rents, issues and profits thereof.

TO HAVE AND TO HOLD all and singular the said premises,

together with the appurtenances, unto the said party of the second part, and to its successors and assigns forever.

IN WITNESS WHEREOF, the said party of the first part has caused these presents to be executed by its properly authorized officers the day and year first above written.

DAYBREAK MINES, INC.

ATTEST:

By _____
     President

By _____
     Secretary

* * *

STATE OF IDAHO   )
) ss.
County of Shoshone)

On this 29th day of November, 2004, before me, the under-signed, a Notary Public in and for the State of Idaho, personally appeared DALE B. LAVIGNE and THOMAS KILBOURNE, known or identified to me to be the President and Secretary, respectively, of DAYBREAK MINES, INC., and acknowledged to me that they executed the same for and on behalf of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year in this certificate first above written.



_____
Notary Public for the State of Idaho
My Commission Expires ___7-2-07___

-2-

EXHIBIT A

The following unpatented lode mining claims situated in the
Evolution Mining District, Shoshone County, Idaho:

Claim	Recorded - Quartz Locations	
	Book	Page
November #1	25	120
November #2	25	121
November #4	25	122
Nancy	34	513

[Received by Daybreak as Instrument No. 199471, Deeds Book 116,
Page 330]

Also

The following claims situated in the Placer Center Mining
District, Shoshone County, Idaho:

Claim	Recorded - Quartz Locations	
	Book	Page(s)
Union Fraction	40	323 & 324
Union No. 1	38	247 & 248
Union No. 2	38	249 & 250
Union No. 3	38	251 & 252
Union No. 4	38	253 & 254
Union No. 5	38	255 & 256
Union No. 6	38	257 & 258
Dago No. 1	38	269 & 270
Dago No. 2	38	271 & 272

[Received by Daybreak as Instrument No. 199471, Deeds Book 126,
Page 106]

Also

An undivided 1/2 interest in and to the **mineral rights only** of
the following property, to wit:

Lots Six (6) and Seven (7) in Section Seventeen (17), Township
Forty-eight (48) North, Range Four (4), E.B.M., Shoshone County,
Idaho

Exhibit A
Page 1

3

[Received by Daybreak as Instrument No. 199472, Deeds Book 116, Page 332]

Also

All of the Northeast Quarter (NE 1/4) of Section Twenty (20), Township Forty-eight (48) North, Range Four (4) E.B.M.,
    EXCEPTING that portion of said NE 1/4 of said Section 20 which was conveyed to W. Clayton Miller, Trustee, by that certain deed which was dated May 21, 1907, and which is recorded in the office of the County Recorder of Shoshone County, Idaho, in Book "39" of Deeds at page 190, reference to which is hereby made; and
    EXCEPTING, also, that portion of said NE 1/4 of said Section 20 which is bounded and described as follows, to wit: Beginning at a point which is marked by an iron pipe with a brass cap and which is identical with the north quarter corner of Section 20, Township 48 North, Range 4 E.B.M.; thence South 6° 27' West, a distance of 56.85 feet to a point; thence South 7° 44' West a distance of 181.64 feet to a point; thence South 31° 27' East a distance of 64.61 feet to a point; thence North 85° 54' East a distance of 133.14 feet to a point; thence North 9° 42' West a distance of 221.40 feet to a point; thence North 20°40' West a distance of 70.26 feet to a point on the section line common to Sections Seventeen (17) and Twenty (20), Township 48 North, Range 4, E.B.M.; thence South 88° 32' West along the aforesaid common section line a distance of 73.6 feet to the place of beginning.

[Received by Daybreak as Instrument No. 199472, Deeds Book 116, Page 332 and by Instrument No. 212081, Deeds Book 126, Page 108]

Also

The **mineral rights only** of the following-described property, to wit:

An irregular parcel of land lying situate in the NW 1/4 SE 1/4, Section 20, Township 48 North, Range 4 East, Boise Meridian, in Shoshone County, Idaho, more particularly described as follows, to wit:
    Beginning at a point on the East Boundary of the NW 1/4 SE 1/4, Section 20, Township 48 North, Range 4 East, Boise Meridian, from which the Northeast Corner of the NW 1/4 SE 1/4 of said Section 20, bears North 0 degrees 42' East a distance of 215.81 feet; thence West a distance of 1067.2 feet to a point; thence South 55.0 feet, more or less, to a point on the Northerly

Exhibit A
Page 2

Right of Way Line of the proposed Coeur d'Alene Yellowstone Trail Highway designated as SN F.A.P. 64-B(3); thence on and along the said Northerly Right of Way Line South 48 degrees 44' East a distance of 223 feet, more or less, to a point; thence South 41 degrees 16' West a distance of 100 feet to a point; thence on and along the Northerly Right of Way Line of the Proposed Coeur d'Alene Yellowstone Trail Highway in a Southeasterly direction on a curve left having a Radius of 3174.3 feet a distance of 1139.1 feet, more or less, to an intersection with the East Boundary of the NW 1/4 SE 1/4 of said Section 20; thence North 0 degrees 42' East on and along the East Boundary of the NW 1/4 SE 1/4 of said Section 20, a distance of 864.0 feet, more or less, to the place of beginning.

Containing 10 acres, more or less.

[Received by Daybreak as Instrument No. 199473, Deeds Book 116, Page 334]

Also

The **mineral rights only** of the following-described parcels:

Parcel No. 1:

Portion of N 1/2 NW 1/4, Section 21, T. 48 N., R. 4 E.B.M. more particularly described as follows, to wit:

Beginning at a point on the north line of Section 21, T. 48 N., R. 4 E.B.M. from which point the North Quarter corner of said Section 21 bears S. 89° 47' E. a distance of 462 feet, running thence South a distance of 679.03 feet to a point which lies East a distance of 31.62 feet from the northeast corner of a tract of land sold to W. A. Nelson, the deed of which sale being recorded at page 200 in Book 54 of Deeds, Records of Shoshone County, Idaho. Running thence West a distance of 1254.66 feet to the northwest corner of said tract; thence S. 30° 45' E. along the westerly line of said tract, a distance of 477.08 feet to the southwest corner thereof; thence S. 19° 10' 30" E. on and along the Westerly side of a tract of land conveyed to C. S. Duncan, which conveyance is recorded at page 318 in Book 57 of Deeds, records of Shoshone County, a distance of 543 feet to a point on the north line of that certain road mentioned in prior conveyances as being the "Cow Trail Road"; thence northwesterly on and along the north line of said road a distance of 470 feet, more or less, to a point on the East Line of that certain tract of land conveyed to Wallace Camp Fire Council, which conveyance is recorded at page 238 of Book 58 of Deeds, records of Shoshone County, Idaho. Thence N. 10° 00' E. on and along the west line

Exhibit A
Page 3

of said tract a distance of 270 feet, more or less, to the northeast corner thereof; thence N. 40° 00' W. on and along the northerly line of said tract a distance of 360 feet to the Northwesterly corner thereof; thence S. 10° 00' W. on and along the westerly line of said tract a distance of 300 feet, more or less, to the south line of the formerly mentioned "Cow Trail Road"; thence northwesterly on and along the south side of said road on a bearing not mentioned in any previous conveyance, but for the purpose of this description, assumed to be N. 41° 44' W., a distance of 450 feet, more or less; thence S. 60° 00' W. a distance of 425 feet, more or less, to a point on the west line of said Section 21, T. 48 N., R. 4 E.B.M.; thence N. 0° 42' E. on and along said section line a distance of 1200 feet to the Northwest Corner of said Section 21; thence S. 89° 47' E. on and along the north line of said Section 21, a distance of 2188.40 feet to the place of beginning, containing 48.663 acres more or less.

Parcel 2:

That portion of the SW 1/4 NE 1/4, Section 21, T. 48 N., R. 4 E.B.M., which lies East of that certain right of way conveyed to the Western Union Mining Co., which conveyance is recorded at page 498 in Book 57 of Deeds, records of Shoshone County, and also that portion of the NW 1/4 SE 1/4 of Section 21, T. 48 N., R. 4 E.B.M. lying east of the above-mentioned right of way and north of that certain tract of land conveyed to Kate and H. E. Faber, which conveyance is recorded at page 275 in Book 61 of Deeds, records of Shoshone County, Idaho.

Parcel 3:

A portion of the SW 1/4 SE 1/4, Section 21, T. 48 N., R. 4 E.B.M. described as follows, to wit:
     Beginning at the east corner of the tract from whence the southeast corner of Section 21, T. 48 N., R. 4 E.B.M. bears S. 64° 51' E. a distance of 2384.2 feet. Running thence S. 60° 40' W. a distance of 535 feet, more or less, to a point on the west line of the SE 1/4 SE 1/4 of said Section 21; thence North on and along said west line a distance of 564 feet, more or less, to the northwest corner of said SW 1/4 SE 1/4; thence East a distance of 100 feet; thence S. 50° 30' E. a distance of 475 feet to the place of beginning. Less rights of way and Easements of record.

Parcel 4:

That portion of the SW 1/4 SE 1/4, Section 21, T. 48 N., R. 4

Exhibit A
Page 4

6

E.B.M. lying east of the Old Yellowstone Trail Highway (now known as the East approach or entrance to Silverton) and north of the south fork of the Coeur d'Alene River,

EXCEPTING therefrom those parcels now standing in the names of James L. Harrington, whose deed is recorded at pages 104 and 105 in Book 78 of Deeds; Roscoe B. Williams whose deeds are recorded at Page 284 in Book 69 of Deeds, Page 682 in Book 80 of Deeds, Page 682 in Book 80 of Deeds, and Page 160 in Book 86 of Deeds; and Jennie Johnson whose conveyance is recorded at page 239 in Book 82 of Deeds, records of Shoshone County, Idaho. Subject to rights of way or record.

The foregoing parcels are of the land conveyed by Shoshone County, Idaho, to Idaho Pastore by that certain tax deed recorded at page 539 in Book 110 of Deeds, records of Shoshone County, Idaho. The descriptions here are made up from the descriptions in various conveyances of land out of the said Section 21. It furnishes an adequate area for taxation purposes but does not purport to be the exact boundaries which, in some instances, are unascertainable, both as to bearings and distance in the absence of an actual survey on the ground.

[Received by Daybreak as Instrument No. 199470, Deeds Book 116, Page 327]

RECORDED
at the request of

DALE LAVIGNE

in

DEEDS

Return to:

DALE LAVIGNE

PO BOX 2170

OSBURN, ID 83849

Fee $ 21.00

420575

2007 NOV 29 PM 3 23

SHOSHONE CO. RECORDER

Exhibit A
Page 5

7

PROSPECT REVIEW
NONCOMPETITION AND
CONFIDENTIALITY AGREEMENT

WHEREAS, Chet Pohle, Brian Hirst, and Randy Metz have in their possession certain geoscience, engineering and/or geophysical data and information which identify geological and/or geophysical prospects on the lands described herein, hereinafter referred to as the *"Proprietary and Confidential Information";* and

WHEREAS, Daybreak Mines Inc., located at 601 W Main Ave Suite 1017, Spokane, Washington (Robert Martin, President), Telephone (403) 660-9639, an entity which is, and assigns (hereinafter "Daybreak"); and Cal-Star Energy Inc. & Canadian Energy Capital Inc., located at 3228 Conrad Drive NW Calgary, Alberta, Canada (Hans Heumann, President), Telephone (403) 874-0830, entities which are, and assigns (hereinafter Cal-Star and Canadian) , desire to review and inspect said data covering or pertaining to the lands described below for the sole purpose of determining the desirability of entering into an agreement with Chet Pohle, Brian Hirst, and Randy Metz covering the subject lands, such lands being situated in Kern County, California, being designated as the "East Slope Prospect," to wit:

> The **East Slope** Prospect is located in and around Township 25 South through Township 28 South, for Ranges 27 East through 29 East, MDBM. The Area of Mutual Interest (AMI) is more specifically defined by Exhibit A attached and made a part of this agreement.

NOW THEREFORE, in consideration of granting Daybreak, Cal-Star and Canadian the right and opportunity to review said data and information, *the parties covenant and agree as follows:*

1. Daybreak, Cal-Star and Canadian shall not for a period of 24 months from the date hereof, acquire, or cause to be acquired by any other *person, firm or entity,* any oil or gas interest (the word "interest" shall include without limitation by enumeration, any lease, top lease, option to lease, seismic option, farmout or support agreement, *bottom hole agreement,* working interest participation, mineral *interest,* royalty *interest,* pooling agreement, *or any other right, title or interest in or to the oil, gas, and other hydrocarbons and minerals lying in and under said lands and the right to explore for and/or produce the same)* within the lands described above without first entering into a mutually acceptable agreement with Chet Pohle, Brian Hirst, and Randy Metz and assigns providing for compensation on the following terms: a cash bonus in the amount of $25,000 (twenty five thousand dollars) to be paid when the project is accepted, and an overriding royalty interest in the amount of a gross three percent (3 %) of One Hundred Percent (100%) assigned to Chet Pohle, Brian Hirst, and Randy Metz. This project is subject to prior sale. In addition, upon completion of the sub-regional study, each prospect/lead area selected for 3D seismic investigation, or lease for drilling a well will requirea $10,000 cash bonus at the time of signing a lease or seismic option for that lead or prospect area, and a $10,000 cash bonus is due at the spud of the first prospect well of each individual prospect. As and when Daybreak, Cal-Star and Canadian acquires any interest (working interest, overriding royalty interest, leasehold interest, farmout interest, contract interest, etc.) in, over, or under oil and gas leases or other mineral leases covering lands located in the above referenced prospect / prospect areas / Area of Mutual Interest, Daybreak, Cal-Star and Canadian will execute and deliver to Chet Pohle, Brian Hirst, and Randy Metz written assignment(s) of overriding royalty interest(s) in the form attached hereto as Exhibit "B". Daybreak, Cal-Star and Canadian will provide a copy to Chet Pohle, Brian Hirst, and Randy Metz of the leasehold document when any leasehold is acquired. Such overriding royalty interests shall be assigned to Chet Pohle, Brian Hirst, and Randy Metz in the following amount(s): one percent to Chet Pohle, one percent to Brian Hirst, and one percent to Randy Metz of the three percent (3%) of eight-eighths (8/8ths) in all the oil, gas, other hydrocarbons, and all other minerals produced and saved from each of said leases, working interest, farmout interest, etc. in the leases/land/minerals associated with the above referenced prospect areas. This assignment will be executed by Daybreak, Cal-Star and Canadian and returned to Chet Pohle for recordation in the proper County upon

Daybreak, Cal-Star and Canadian acquiring any interest in the leases associated with the above referenced prospect / prospect areas. Daybreak, Cal-Star and Canadian shall provide to Chet Pohle notice of any interest acquired in such leases 10 days after any interest in such leases is acquired, and shall return an executed ORRI within 10 days of receipt by Daybreak, Cal-Star and Canadian from Chet Pohle of the Assignment of Override document. If six (6) months prior to the expiration of this Agreement the parties are in negotiations, Chet Pohle, Brian Hirst, and Randy Metz, and Daybreak, Cal-Star and Canadian agree to extend the term of this agreement, in writing, and such extension shall be mutually agreed upon by all parties, but shall not to be less than 6 additional months. The terms of compensation for this agreement may be modified by mutual agreement of all the parties, in writing.

2. Daybreak, Cal-Star and Canadian, Chet Pohle, Brian Hirst, and Randy Metz acknowledge and agree that Chet Pohle's, Brian Hirst's, and Randy Metz's disclosure and provision of the Proprietary and Confidential Information described above to Daybreak, Cal-Star and Canadian creates a relationship of trust and confidentiality with respect to said Proprietary and Confidential Information of Chet Pohle, Brian Hirst, and Randy Metz. At all times during the term of this Agreement, whether the cessation thereof is voluntary or involuntary, Daybreak, Cal-Star and Canadian shall: (1) keep in strictest confidence and trust all Proprietary and Confidential Information; (2) not disclose, use, or induce or assist in the use or disclosure of any Proprietary and Confidential Information, or anything related to any Proprietary and Confidential Information, to any person, firm or entity, without the prior express written consent of Chet Pohle, Brian Hirst, and Randy Metz; and (3) promptly advise Chet Pohle, Brian Hirst, or Randy Metz, should Daybreak, Cal-Star and Canadian mistakenly or inadvertently release or lose control of Chet Pohle's, Brian Hirst's, or Randy Metz's Proprietary and Confidential Information, Daybreak, Cal-Star and Canadian shall take all reasonable measures to prevent and/or to remedy any unauthorized use of said information. Chet Pohle, Brian Hirst, and Randy Metz shall be entitled to a license of any 3D seismic data acquired. This agreement shall not be assigned without the prior written consent of Chet Pohle, Brian Hirst, or Randy Metz.

In the event that Daybreak, Cal-Star and Canadian may wish to engage the services of a third party consultants for the evaluation of this prospect(s), Daybreak, Cal-Star and Canadian agrees that such third party or consultant(s) shall sign the same Confidentiality Agreement prior to such evaluation. This agreement shall be signed and returned to Chet Pohle, Brian Hirst, or Randy Metz prior to any third party or consultant(s) evaluation or review of the prospect. Daybreak, Cal-Star and Canadian agrees to provide to Chet Pohle, Brian Hirst, or Randy Metz the name and address of the third party / consultant(s) prior to the disclosure of any information to such third party / consultant(s).

On the expiration of the term of this Agreement or any other termination of the Agreement for any reason whatsoever, whether with or without cause, Daybreak, Cal-Star and Canadian shall not keep or take nor allow any third person, firm or entity to take, and shall deliver to Chet Pohle, Brian Hirst, or Randy Metz, all original copies and all reproductions of Proprietary and confidential Information including without limitation, all maps, cross-sections, well logs, seismic lines, data, analyses, records, reports, notes, notebooks, proposals, lists, correspondence, documents, computer diskettes, photographs, negatives, undeveloped film, drawings, specifications, tape recordings or other electronic recordings, programs, or other materials or property of any nature belonging to Brian Hirst or Chet Pohle, Brian Hirst, or Randy Metz, or pertaining to Chet Pohle's, Brian Hirst's, or Randy Metz's business relationship with Daybreak, and Cal-Star and Canadian.

As used in this Agreement, "Proprietary and Confidential Information" means information (a) that is not known by actual or potential competitors of Chet Pohle, Brian Hirst, or Randy Metz, or is generally unavailable to the public, (b) that has been created, discovered, developed, or otherwise become known to Chet Pohle, Brian Hirst, or Randy Metz in the course of their business, and (c) that has material economic value or potential material economic value to Chet Pohle's, Brian Hirst's, or Randy Metz's present or future business. "Proprietary and Confidential Information" shall include trade secrets (as defined under California Civil Code Section 3426.1) and all other discoveries, developments, programs, processes, techniques, know-how, data, research, technical data, and all other financial or business information owned by or pertaining to Chet Pohle, Brian Hirst, or Randy Metz.

It is distinctly understood and agreed as evidenced by your acceptance of this material that Chet Pohle, Brian Hirst, and Randy Metz are in no way liable to any person, firm, or corporation for any loss or inconvenience occasioned by the use of or reliance upon this material.

In the event either party brings any legal action or seeks arbitration regarding any provision of this Agreement, the prevailing party in the litigation or arbitration shall be entitled to recover reasonable attorneys' fees and costs from the other party, in addition to any other relief that may be granted. This provision applies to the entire Agreement.

This Agreement shall remain in effect for a period of twenty four (24) months from the date hereof. The Agreement may be extended in writing as provided for in Paragraph 1 above. Daybreak, Cal-Star and Canadian agrees to evaluate the prospect(s) in a timely manner, and to notify Chet Pohle, Brian Hirst, or Randy Metz in writing of their acceptance or their rejection of any or all of the above described prospect(s).

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto this 13 day of May, 2005

Chet Pohle

Chet Pohle

Brian Hirst

Brian Hirst

Randall T. Metz

Randy Metz Randall T. Metz

Daybreak Mines, Inc.

By: ______________________ May 13/05

Robert Martin Date

Its: President

Cal-Star Energy Inc. and Canadian Energy Capital, Inc.

By: ______________________ May 13/05

Hans Heumann Date

Its: President

3



M$_{etz}$P$_{ohle}$H$_{irst}$

East Slope Project, Kern County, CA
**Area of Mutual Interest
(AMI)**

Author: bmh		Date:12 May, 2005
	CA Zone 5 NAD 27	Exhibit A

EXHIBIT B

RECORDED AT THE REQUEST OF:
AND RETURN WHEN RECORDED TO:

ASSIGNMENT AND CONVEYANCE OF OVERRIDING ROYALTY INTEREST

This ASSIGNMENT AND CONVEYANCE OF OVERRIDING ROYALTY INTEREST (this "Assignment"), is entered into by and between ________________________, a ________ Corporation located at ____________________________, hereinafter referred to as "Assignors," AND **The Chester and Judy Pohle Family Trust**, located at 15820 Arabella Avenue, Bakersfield, CA 93312, and __________, located at ____________________________________, and hereinafter referred to as "Assignees."

RECITALS

WHEREAS, Assignors are the present lessees under those certain oil and gas lease(s) located in ______County, California, *(Section(s), Township, Range)* more particularly described in Exhibit "A", attached hereto and by this reference made a part hereof (the "Lease(s)" and

WHEREAS, Assignees have performed certain valuable services for the benefit of Assignors relating to the identification and acquisition of the Lease(s) and Assignors desire to compensate Assignees therefor by the granting of the overriding royalty interest described herein below.

AGREEMENT

NOW, THEREFORE, in consideration of services performed by Assignees for the benefit of Assignors and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Assignors hereby grant, transfer, assign and convey unto Assignees an overriding royalty interest equal to _______ percent (_____%) of one hundred percent (100%) of all oil, gas and other hydrocarbon substances produced from, or by reason of pooling or unitization, attributable to the Lease(s) commencing on the Effective Date, which shall be determined and paid as provided hereinbelow and hereinafter referred to as the "Royalty." Said Royalty shall be owned by Assignees as follows:

Assignees	*Royalty Interest Conveyed*
The Chester And Judy Pohle Family Trust	____ (___) percent (__.00%)

1

15820 Arabella Avenue
Bakersfield, CA 93312
SS No. 563 82 4610

____(__) percent (__.00%)

_____

_____

_____
SS No. _____

1. <u>Computation and Payment of Royalty.</u> Assignors shall pay the Royalty to Assignees at the time and in the manner provided below:

      1.1 <u>Oil Royalty.</u> Assignors shall pay to Assignees the value of the Royalty of all oil produced and removed from the Lease(s), said Royalty to be determined and calculated in the same manner as lessor's royalties subject hereto, but in no event shall the price received by the Assignees for the Royalty be less than that received by Assignors for their working interest share of production.

      1.2 <u>Gas Royalty.</u> Assignors shall pay to Assignees the value of the Royalty of all gas, including casinghead gas, produced and removed from the Lease(s), said Royalty to be determined and calculated in the same manner as lessor's royalties subject hereto, but in no event shall the price received by the Assignees for the Royalty be less than that received by Assignors for their working interest share of production.

      1.3   In the event the Leases or any of them herein assigned cover less than the entire and undivided mineral interest in said lands, then the interest herein assigned shall be reduced in the proportion that the oil and gas leasehold interest herein assigned bears to the whole and undivided leasehold estate.

2. <u>Royalty Settlement Date and Interest.</u> Settlement shall be made by Assignors on or before the last day of each calendar month for all Royalty which accrued during the second preceding calendar month and Assignors shall furnish Assignees with monthly statements showing the computation of the Royalty. Interest shall accrue on any unpaid balance for late payments at the lesser of (i) ten percent (10%) per annum, or (ii) the maximum amount allowed by law.

3. <u>Payments</u>. All payments of the Royalty required to be made by Assignors hereunder may be made by check issued and made payable and mailed or delivered to Assignees at the addresses set forth above. Assignees shall have the right to change their addresses from time to time by providing written notice of the change to Assignors. No assignment or transfer shall be binding upon Assignors unless and until it receives written notice thereof, together with such evidence of the transfer as is reasonably satisfactory to Assignors.

4. <u>Right to Pool</u>. Assignors, their successors and assigns, hereby reserve the right to pool or combine the lands covered by the Leasess, when in Assignors sole judgment it appears necessary or advisable to do so, and thereafter the Royalty shall be payable on the basis of production allocated to the Leases by the allocation formula applicable to the entire pool or unit.

5.   <u>Applicable to Modifications, Renewals, Extensions.</u> This Assignment shall likewise apply to all modifications, renewals, and/or extensions of said Leases that Assignors, their successors or assigns may secure.

6. <u>Successors and Assigns</u>. This Assignment shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, executors, administrators, successors and assigns.

2

7. <u>Attorney's</u> <u>Fees</u>. Should Assignors or Assignees bring any action in a court of competent jurisdiction to enforce or interpret the terms and provisions of this Assignment, the losing party in such action shall pay to the prevailing party in addition to any other relief ordered by the court, the prevailing party's costs and expenses in connection with the litigation, including reasonable attorney's fees.

8. <u>Notices</u>. Any notices given or required to be given under this Assignment shall be given in writing by registered or certified mail, postage prepaid and return receipt required, or by telex or telecopies, addressed to the parties as set forth above or to such other address as any party may designate from time to time in writing and shall be deemed given only upon receipt.

9. <u>Entire</u> <u>Agreement.</u> This Assignment is subject to that certain unrecorded Agreement styled _____Prospect Review Noncompetition and Confidentiality Agreement (the "Agreement") by and between Chet Pohle and _____dated _____. Should a conflict arise between the terms and conditions of this Assignment and the terms and conditions of the above said Agreement, then the terms and conditions of the Agreement shall prevail.

IN WITNESS WHEREOF, the parties have caused this Assignment to be executed on the _____day of _____, 2005, but effective as of the date of first production

ASSIGNORS

_____

BY_____

ACKNOWLEDGEMENT

State of _____)
)   SS:
)

3

County of _____)

        On _____, 2003 before me, _____,
personally appeared _____, personally known to be (or proved to me on the basis of satisfactory
evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed
the same in his authorized capacity, and that by his signature on the instrument the person or the entity(ies) upon behalf of
which the person acted, executed the instrument.

        WITNESS my hand and official seal.

                                    _____
                                    Notary Public for the State of _____,
                                    My Commission expires:

                                    _____, 20_____

                                    _____

                  BY_____

                      _____

EXHIBIT "A"

Attached to That Certain Assignment and Conveyance of Overriding Royalty Interest By and Between
_____ and ("Assignors") and The Chester And
            Judy Pohle Family Trust, and _____ ("Assignees")

_____, _____COUNTY, CALIFORNIA

4

PROPERTY NAME	INSTRUMENT DATE OF LEASE (DEED) RECORDING INFORMATION	LESSOR (GRANTOR) LESSEE (GRANTEE)	DESCRIPTON

ADDENDUM NUMBER ONE
Prospect Review Noncompetition And Confidentiality Agreement
East Slope Prospect

This Addendum Number One is attached to and made a part of that certain Prospect Review Noncompetition And Confidentiality Agreement dated May 13, 2005, signed by Chet Pohle, Brian Hirst, Randall Metz, Daybreak Mines, Inc. (Robert Martin), and Cal-Star Energy Inc and Canadian Energy Capital, Inc. (Hans Heumann) referred to in the agreement as the "East Slope Prospect."

WHEREAS, Daybreak, Cal-Star and Canadian, Metz, Hirst, and Pohle desire to clarify the above referenced Agreement with respect to the overriding royalty interest to be paid by Daybreak, Cal-Star and Canadian to Metz, Hirst, and Pohle, especially in light of the possible purchase of wells or fields capable of production by Daybreak, Cal-Star, and Canadian;

THEREFORE, within the Area of Mutual Interest (AMI) as defined by the above referenced Agreement, Metz, Hirst, and Pohle shall be paid an overriding royalty interest of 3% (three percent) of eight eighths of any production of hydrocarbons which is more specifically defined as follows:

1. The overriding royalty interest shall be paid on all new pool discoveries, new or deeper zones in existing fields or wells, and on field or pool offset or extensions 330 feet from existing production or past production which are found by geologic investigation or geophysical (including 2d or 3d seismic data). Field or pool offset extensions may include but are not limited to extension of existing producing zones due to geologic or geophysical investigation; separate fault blocks; lithologic changes; or other such matters as may result in new and additional production.

2. The overriding royalty interest shall not be paid on infill wells, the re-work of wells on existing zones of production, the recompletion of existing behind pipe reserves, or the enhanced production from exiting producing zones using advanced engineering techniques. The overriding royalty interest shall not be paid on existing production from fields or wells which may from time to time be purchased by Daybreak, Cal-Star, or Canadian, which wells or fields fall within the defined Area of Mutual Interest (as described more particularly in paragraph 1 above and paragraph 3 below).


Chet Pohle


Randall Metz


Brian Hirst


Daybreak Mines (Robert Martin)


Cal-Star & Canadian (Hans Heumann)

3. Established or existing reserves are defined as wells capable of production or currently producing from specific zones or wells that have produced commercial hydrocarbons from specific zones in the past that may not currently be producing, but may produce after re-activation as a result of re-work, or the application of modern engineering techniques. Enhanced recovery from current or past existing producing zones, infill wells within the field, and extensions within 330 feet (2.5 acre spacing) are not subject to the payment of an overriding royalty interest by Daybreak, Cal-Star, and Canadian to Metz, Hirst, and Pohle, unless such new pool discovery is found, developed, and described by seismic data within 330 feet.

4. From time to time, by agreement in writing by all parties, the Area of Mutual Interest may be modified.

5. This Addendum No. One shall serve as notice from Daybreak, Cal-Star, and Canadian to Metz, Hirst, and Pohle, of acceptance of the East Slope Prospect. Daybreak Mines or its nominee will participate as to a 50% (fifty percent) working interest in the East Slope Prospect Joint Venture, and Cal-Star and Canadian or its nominee will participate as to a 50% (fifty percent) working interest in the East Slope Prospect Joint Venture.

6. Daybreak, Cal-Star and Canadian agree to send funds in the amount of $25,000 (twenty five thousand dollars) payable to Arabella Enterprises located at 15820 Arabella Avenue, Bakersfield, CA 93314. Arabella Enterprises will distribute the funds between Metz, Hirst, and Pohle according to a separate agreement.

7. Any work required of Metz, Hirst, and Pohle by Daybreak, Cal-Star, and Canadian, which is not directly related to the generation of prospects (for example field studies, property evaluation, infill field development work) shall be specifically directed by Daybreak, Cal-Star, and Canadian, shall be charged at prevailing consulting rates. Further, certain expenses, approved in advance by Daybreak, Cal-Star, and Canadian, shall be reimbursed to Metz, Hirst, and Pohle (such as travel expenses, production data, reproduction charges, data purchases, etc.).

Agreed To As Indicated By Signature And Date Below:

Chet Pohle Date

[signature] July 8/2005
Daybreak Mines (Robert Martin) Date
PRESIDENT

Randall Metz Date

Cal-Star & Canadian (Hans Heumann) Date

Brian Hirst Date

3. Established or existing reserves are defined as wells capable of production or currently producing from specific zones or wells that have produced commercial hydrocarbons from specific zones in the past that may not currently be producing, but may produce after re-activation as a result of re-work, or the application of modern engineering techniques. Enhanced recovery from current or past existing producing zones, infill wells within the field, and extensions within 330 feet (2.5 acre spacing) are not subject to the payment of an overriding royalty interest by Daybreak, Cal-Star, and Canadian to Metz, Hirst, and Pohle, unless such new pool discovery is found, developed, and described by seismic data within 330 feet.

4. From time to time, by agreement in writing by all parties, the Area of Mutual Interest may be modified.

5. This Addendum No. One shall serve as notice from Daybreak, Cal-Star, and Canadian to Metz, Hirst, and Pohle, of acceptance of the East Slope Prospect. Daybreak Mines or its nominee will participate as to a 50% (fifty percent) working interest in the East Slope Prospect Joint Venture, and Cal-Star and Canadian or its nominee will participate as to a 50% (fifty percent) working interest in the East Slope Prospect Joint Venture.

6. Daybreak, Cal-Star and Canadian agree to send funds in the amount of $25,000 (twenty five thousand dollars) payable to Arabella Enterprises located at 15820 Arabella Avenue, Bakersfield, CA 93314. Arabella Enterprises will distribute the funds between Metz, Hirst, and Pohle according to a separate agreement.

7. Any work required of Metz, Hirst, and Pohle by Daybreak, Cal-Star, and Canadian, which is not directly related to the generation of prospects (for example field studies, property evaluation, infill field development work) shall be specifically directed by Daybreak, Cal-Star, and Canadian, shall be charged at prevailing consulting rates. Further, certain expenses, approved in advance by Daybreak, Cal-Star, and Canadian, shall be reimbursed to Metz, Hirst, and Pohle (such as travel expenses, production data, reproduction charges, data purchases, etc.).

Agreed To As Indicated By Signature And Date Below:

Chet Pohle 7/8/05
Chet Pohle   Date

Randall C [illegible] 7/8/05
Randall Metz   Date

Brian Hirst 7/8/05
Brian Hirst   Date

Daybreak Mines (Robert Martin) July 8/05
Daybreak Mines (Robert Martin)   Date

Cal-Star & Canadian (Hans Heumann) July 8/05
Cal-Star & Canadian (Hans Heumann) Date

Chicago Mill Joint Venture
P.O. Box 688
Georgetown, Texas 78627

September 29, 2005

Daybreak Mines, Inc.
601 W. Main Avenue, Suite 1017
Spokane, Washington 99201
Att: Robert N. Martin

Re: Chicago Mill Project
    Tensas and Franklin Parishes, Louisiana

Dear Mr. Martin:

When accepted by you, this letter will represent our agreement to jointly develop the Chicago Mill Project according to the terms and conditions outlined below:

Area of Mutual Interest

The area covered by this agreement shall be all the lands in Tensas and Franklin Parishes, Louisiana within the 55-square miles shot with 3-D seismic, more specifically outlined in Exhibit "A", attached hereto and made a part hereof.

Term

The term of this agreement shall be three years from September 29, 2005.

Commitment

On or before October 31, 2005 Daybreak Mines, Inc. ("Daybreak") shall deliver to Sam L. Pfiester, Trustee 600,000 shares of Daybreak voting common stock, which will be restricted from trading for one-year. Additionally, Daybreak will deliver a check for $275,000 payable to the mutually acceptable Operator contracted to drill the Initial Well. The money represents eighty-percent (80%) of the estimated dry-hole costs for the Initial Well. Chicago Mill or its designees will also deliver a check for $68,750 payable on or before October 31, 2005 to the mutually acceptable Operator contracted to drill the initial well. The money represents twenty-percent (20%) of the estimated dry-hole costs of the initial well. It is understood that the parties are fully liable for any costs in excess of the estimated dry-hole cost, prorata to their interests. The estimated cost is not a turnkey bid. Daybreak shall have until October 31, 2005 to verify the title of the leases. If Daybreak determines that title to the leases fail, Daybreak shall send written notification prior to October 31, 2005 to Chicago Mill Joint Venture and this agreement shall terminate.

Failure of Daybreak to deliver the restricted stock to Sam L. Pfiester, Trustee, or failure of Daybreak to deliver the check for estimated dry-hole costs on or before October 31, 2005, shall automatically terminate this agreement. If the agreement is terminated for the reasons stated above, no liquidated or any other damages shall be due to any party hereto.

Initial Well

The first well to be drilled ("Initial Well") shall be drilled to an approximate depth of 8,400' at or near Location F on the map designated Chicago Mill 3D Project, Subsurface Structure and 3-D Seismic Amplitude. Location F is approximately 2200' FNL and 50' FEL of Section 19-T12 North-R10E, Tensas Parish, Louisiana. Daybreak and Chicago Mill Joint Venture agree to approve in writing a Contract Operator for the Project. The Authority for Expenditure ("AFE") for the Initial Well is attached hereto as Exhibit "B".

Farmout Agreement

The parties hereto recognize that the oil and gas leases covering approximately 2700 acres, attached hereto as Exhibit "C", are subject to the terms and conditions of a farmout agreement from Clayton Williams Energy, Inc. ("CWEI"), which reserves to CWEI an overriding royalty equal to the difference between 25% and the existing lease burdens on those leases, as well as other terms and conditions.

Joint Operating Agreement ("JOA")

Operations to drill the Initial Well and all subsequent wells will be subject to a Model Form Joint Operating Agreement (AAPL Form 610-1982), or a mutually acceptable alternate. Either party may propose to drill a well; however, no more than one well at a time may be proposed unless both parties agree. The parties which elect to drill any well must, within 60-days prior to commencing the well, pay their prorated share of the estimated dry-hole costs, based on an Authority For Expenditure ("AFE") prepared by the Contract Operator. Monies will be payable to the Contract Operator. Any party that fails to pre-pay the estimated dry-hole costs within the time provided shall relinquish to the Paying Party(ies) all of its rights in the proposed well and in the leasehold estate covering any undrilled leasehold interests in the remainder of the Prospect. Non-consent (Article VI B.2.a.and b) shall be 300% of all costs, including drilling and completion costs, and costs of surface equipment. Each party shall be entitled to receive payment directly from the purchaser for its share of production. Royalty and overriding royalty payments shall be paid monthly by the Operator, or a mutually acceptable designee, commencing no later than 120-days following first production. If the Operator terminates its legal existence, becomes insolvent or bankrupt, is placed in receivership, or fails to properly pay leasehold operating expenses, royalty, and overriding royalty interests, it shall be removed as the Operator, and the Non-Operators will elect a mutually acceptable successor Operator.

Casing Point Election

Article VII.D of the JOA will specify Option 2. Either party may elect to complete the well. Parties hereto shall have 24-hours (exclusive of Saturday, Sunday, and legal holidays) to elect to participate in the setting of casing and the completion attempt.

The party(ies) which elects to set casing and complete the well must pay to the Contract Operator their prorated share of the completion costs within 48-hours (exclusive of Saturday, Sunday, and official holidays) of their election to participate in the completion and shall be deemed Paying Parties. If any party hereto elects not to or fails to pay the completion costs in the time provided, the Non-Paying Party(ies) shall relinquish to the Paying Party(ies) all its rights in the well and in the leasehold estate covering any undrilled leasehold interests in the remainder of the Prospect.

Overhead Rate

Drilling Well Rate shall be $3000 and Producing Well Rate shall be $350 unless otherwise mutually agreed.

Net Revenue Interest

Chicago Mill Joint Venture will reserve an overriding royalty equal to the difference between 25% and existing royalties on all leases with less than 25% royalty, thereby delivering a 75% Net Revenue Interest to Daybreak.

Prospect Designation

The Chicago Mill Project consists of eight Prospects. The Prospects are specified as:
- Updip Williams Prospect: South Half of Section 17, all of Sections 19, 20, and 30-T12N-R10E, Tensas Parish
- Sun Prospect: All of Section 13 and East Half Section 14 -T12N-9E, Franklin and Tensas Parishes
- Location B Prospect: East Half Section 22 and all of Section 23-T12N-R9E, Franklin Parish
- Location C Prospect: All of Section 24 and East Half Section 25-T12N-R9E Franklin Parish
- Evans Prospect: West Half Section 25, all of Sections 26 and 27-T12N-R9E, Franklin Parish
- Orange Oneok Prospect: South Half Section 10, West Half Section 14, All of Section 15-T12N-9E, Franklin Parish
- English Prospect: All of Sections 1 and 2-12N-R9E, Franklin Parish
- Chalk Prospect: All remaining Sections within the AMI

Before Payout Basis

The Initial Well (defined herein as the first well drilled) within each Prospect will be drilled on a Before Payout Basis. Before Payout Basis means Daybreak will pay for eighty-percent (80%) of the drilling and completion costs and Chicago Mill or its designees will pay for twenty-percent (20%) of the drilling and completion costs of the Initial Well, subject to the JOA and the provisions hereof. Net Revenue, (revenue net of taxes, lease operating expenses, royalties, and overriding royalties) until Payout will be split eighty-percent to Daybreak and 20% to Chicago Mill or its designees. Payout shall occur when the net revenue from each Initial Well equals all direct costs of drilling, testing, completing, and equipping the Initial Well on each Prospect. Thereafter all revenue and interest will be shared on an After Payout Basis. The value of the restricted shares referenced above shall not be included in the Before or After Payout Basis.

After Payout Basis

All subsequent wells on each Prospect will be drilled on an After Payout Basis, subject to the JOA and the provisions hereof. After Payout Basis means Daybreak will pay for forty-percent (40%) of the drilling and completion costs, Chicago Mill Joint Venture and/or its designees will pay for sixty-percent (60%) of the drilling and completion costs. All equipment costs beyond the well location, such as pipeline and gathering systems, will be on an After Payout Basis.

Additional Leases or Options to Lease

The costs for acquiring additional oil, gas, and mineral leases or options to lease for oil and gas ("leasehold interests"), including bonus, legal, and landman costs, will be shared on a Before Payout Basis. The party that purchases the leasehold interest will submit to the other party, within 30-days of its execution, a copy of the instrument and all cost and title information (if any). The party receiving notice of the purchase of a leasehold interest will have 30 days after receipt of the notification to pay its prorated share of the costs. Failure to pay for such costs within the specified time automatically forfeits all right, title, and interest in the leasehold interest.

Miscellaneous Provisions

Nothing in this agreement shall be construed to create a partnership. Any transfer of interest by either party shall be expressly subject to the JOA and to this letter agreement. If any provision in this letter agreement is inconsistent with the JOA, this letter agreement shall prevail.

Representations

Daybreak represents and warrants to Chicago Mill Joint Venture (i) that Daybreak, either alone or together with Daybreak's advisors, has sufficient knowledge and experience in business and financial matters to evaluate the merits and other risks of an investment in oil & gas exploration and all other rights and interests in the Chicago Mill Project acquired pursuant to this Agreement, (ii) that in making its decision to enter into this Agreement, Daybreak has relied on independent investigations made by Daybreak and its representatives, including Daybreak's own professional geological, tax, and business advisors, (iii) and that Daybreak and its representatives have been given the opportunity to examine all relevant documents and to ask questions of, and to receive answers from, Chicago Mill Joint Venture, Vision Exploration, LLC, or any person(s) acting on their behalf concerning the terms and conditions of this Agreement, and to obtain any additional information necessary to verify the accuracy of the information provided. Daybreak acknowledges and agrees that the oil and gas business is highly speculative and that Chicago Mill Joint Venture has made no representations to Daybreak that production will be obtained from any Prospect, or as to the possibility of gain or the avoidance of loss with respect to any Prospect. Daybreak acknowledges and agrees that any subsequent sale, assignment, or transfer of an interest in the Chicago Mill Project owned by Daybreak, either directly or indirectly, shall be made pursuant to and in

accordance with the Securities Act and all applicable state securities laws, if and where applicable. Any such sale, assignment or transfer by Daybreak shall be made in compliance with and subject to all of the terms of this Agreement and the Joint Operating Agreement.

Daybreak acknowledges and agrees that Chicago Mill Joint Venture has relied on Daybreak's representations, warrants and covenants as set forth in this Agreement, and Daybreak hereby agrees to indemnify and hold harmless Chicago Mill Joint Venture, its members, officers, directors, controlling persons, agents, employees, attorneys and accountants from and against any and all loss, damage, or liability, together with all costs and expenses (including, without limitation, reasonable attorney's fees and disbursements) that any of them may incur by reason of any breach of any representation, warranty or covenant of Daybreak contained in this Agreement.

Daybreak represents and warrants to Chicago Mill Joint Venture that (i) the execution, delivery and performance by Daybreak of this Agreement, the Assignment, and all other agreements to be entered into among the parties contemplated hereby and thereby have been duly and validly authorized and approved by all necessary corporate action (including action of the members if required) on the part of Daybreak, and such agreements and documents are, or will be upon their execution and delivery, valid and binding obligations of Daybreak, enforceable against the Daybreak in accordance with their respective terms, and (ii) the execution, delivery, and performance by Daybreak of this Agreement does not and will not (1) violate any provisions of the organizational or formation documents of Daybreak, or (2) result in Daybreak's violation of any law, rule, or regulation or of any judgment, injunction, order, decree, permit, or license of any judicial or administrative authority applicable to Daybreak.

If the foregoing correctly reflects your understanding of our agreement, please sign and return two executed copies of this letter agreement on or before October 15, 2005.

Accepted and Approved this 29 day of September, 2005

Daybreak Mines, Inc.

[signature]

Robert N. Martin, President

Chicago Mill Joint Venture



[signature]

Sam L. Pfiester, President
WAAPF Management, Inc.
Joint Venture Manager

EXHIBIT "A"


T 13 N
T 12 N
T 11 N
R 9 E
R 10 E
AMI OUTLINE
ENGLISH
ORANGE ONEOK
SUN
Tensas
Franklin
LOC B
LOC C
UP DIP WILLIAMS
EVANS
Tensas River
VISION EXPLORATION L.L.C.
CHICAGO MILL 3D PROJECT
Franklin and Tensas Parishes, Louisiana
AMI PLAT
Graphics: Candy Goolsby
Land: Joe Gianola

Joint Venture Agreement

Between

Nomad Hydrocarbons Ltd.,
(a Canadian Private Corporation with Head Offices at Calgary Alberta, hereinafter referred to as "Nomad")

and

Daybreak Oil and Gas Inc.,
(a US Public Corporation with Head Offices at Spokane ,Washington, hereinafter referred to as "Daybreak")

Whereas Nomad and Daybreak have entered into an Agreement with Chet Pohle, Brian Hirst and Randy Metz, a team of geologists and geophysicists in Bakersfield, California, respecting an exploration program involving the acquisition of Oil &Gas Leases, 3-D Seismic Programs and drilling for oil in an Area of Mutual Interest (the 'AMI') in the East Slopes area of Kern County California, as described in the said Agreement dated May 13, 2005 as Amended on July 8, 2005 and on September 27, 2005, attached as Schedules 1, 2 and 3 respectively hereto:

And Whereas the Parties hereto have chosen 5 Core Areas within the AMI being Dyer Creek; North McVan; Sharktooth; Posso Creek and Round Mountain (the 'Core Areas'); and are hereby agreeing to form a Joint Venture to acquire leases and then design and carry- out 3-D Seismic programs, preliminary to a drilling program within the Core Areas and which Core Areas are shown on the Map of the AMI attached as Schedule 4 hereto:

And Whereas the Parties have authorized the hiring of a professional Land Agent in Bakersfield, Abstract Land and Title, to review the Leasing situation and advise as to availability of Leases in the Core Areas commencing with North McVan, with said Land Agent now having advised the Parties that Leases are available and ready to be funded and the said Land Agent also having submitted various invoices for services to date:

Therefore the Parties Agree as Follows:

1. The Parties hereby agree to form a Joint Venture each as to an undivided 50% interest in the acquisition of Leases; design and implementation of 3-D Seismic Programs; and the design and implementation of oil exploration and drilling programs within the 5 Core Areas of the AMI, with each Party paying 50% of the costs thereof;

2. The Leases are to be registered in the name of the Land Agent and to be held in trust for the Parties (each as to a 50% interest) until the land assembly program is completed;

3. This Joint Venture Agreement shall govern the method of participating or withdrawing from participation in a land assembly program and subsequent programs as herein described. It shall also govern the method of paying for the leases, including land agents fees and leasing costs (the "Land Assembly

Costs"). It is the intention of the parties to enter into a Joint Venture Operating Agreement, in accordance with such standard forms as provided by the American Association of Professional Landmen, when the parties have mutually agreed to commence a 3-D Seismic program in one or more of the Core Areas and / or commence exploration. Until the said Joint Venture Operating Agreement is executed by the Parties, the terms of this Agreement shall govern the conduct, rights and duties of the Parties hereto;

4. Daybreak shall open and administer a segregated checking account (the "Account") at the Bank of America, Osburn, Idaho, for the deposit of funds pursuant to a mutually agreed to budget and for the payment of the Land Assembly Costs. Nomad shall receive, by mail, or facsimile transmission or email, a copy of each monthly statement and copies of any other banking information and agreements pertaining to the account (collectively the, "Account Information"). The Account Information shall be sent to Nomad concurrent with receipt thereof by Daybreak from the Bank of America. Daybreak agrees to provide written confirmation of payment of any Land Assembly Costs by facsimile transmission or email to Nomad within 24 hours of payment. Daybreak further warrants and agrees that the Account shall only be used only for funds required to be paid and collected in respect of the subject Joint Venture and to carry out the intent of this Agreement;

5. The Parties will mutually agree to a budget for each lease, or group of leases. Each party will then deposit in the Account, by wire transfer, check, or direct deposit the budget amounts each as to 50% of the proposed Land Assembly Costs, within 30 days of receipt.

6. Either Party may voluntarily Withdraw from the Joint Venture by providing 30 days advance notice in writing to the other Party and by paying all outstanding invoices having accrued prior to the date of the withdrawal taking effect. The Withdrawing Party shall be entitled to an undivided 50% working interest in the Leases that were entered into prior to the effective date of Withdrawal but shall forfeit any further rights pursuant to this Agreement and the Agreements with Chet Pohle et al attached as Schedules 1, 2 and 3 hereto and any further ancillary rights other than as expressly provided herein. The Withdrawing Party shall farmout its interests in the above Leases earned prior to Withdrawal to the remaining Party on reasonable industry terms and conditions;

7. In the event of a Party's bankruptcy, or insolvency, or inability to pay any budgeted amount within 60 days from delivery of invoices or cash calls , said Party will be deemed to be a Withdrawing Party and the provisions of paragraphs 6 will apply as appropriate;

8. This Agreement is subject to the terms of the Agreement with Chet Pohle et al as Amended and as attached as Schedules 1 and 2 hereto;

9. The Parties shall enter into such further agreements and do such further acts to give effect hereto;

10. Each Party shall have a Right of First Refusal (ROFR) to participate in any oil and gas project within the AMI as to 50% of the interests available to the other Party hereto. The Party wishing to participate in such project shall give notice in writing to the other Party which notice shall contain reasonable

details as to the proposed project and costs. The Party receiving said notice shall have 30 days from receipt of such notice to elect to participate in said project The Party receiving said notice shall be deemed to have elected not to participate in the subject project if it has not delivered notice in writing, as well as funds, if appropriate, to the other Party within the 30 day notice period ;

11. Notices and Account information shall be delivered to each party as follows:

As to Daybreak Oil and Gas Inc. – Attention: Robert Martin and Tom Kilbourne 601 W. Main Ave. Spokane Washington, 99201. Facsimile number will be (208) 556-7311. Email for Robert Martin is rnm112@telus.net and for Tom Kilbourne is osburndrug@usamedia.tv

As to Nomad Hydrocarbons Inc.-Attention John McLeod and Hans Heumann 312, 407 2nd St SW, Canada Place Building, Calgary Alberta, Canada T2 P- 0Y3. Facsimile number is 403-289-3057 and Email for John McLeod is jgfmcleod@aol.com and for Hans Heumann is hhcec@telus.net.

Daybreak and Nomad hereby agree to the terms and conditions as stated herein effective this 21st day of November 2005.

Nomad Hydrocarbons Ltd.



Per John G F McLeod, President

Daybreak Oil and Gas Inc.

Per Robert Martin, President

EXHIBIT 10.ix

DEVELOPMENT AGREEMENT Between Oracle Operating Co. LLC and Daybreak Oil and Gas, Inc. dated November 22, 2005

RE: Re-entry of Certain Wells on the Weil and Donigan Leases, Nueces County, Texas

THIS AGREEMENT is entered into by and between ORACLE OPERATING CO. LLC., a Texas corporation, hereinafter referred to as "Oracle" and DAYBREAK OIL and GAS, INC. a Washington Corporation, its subsidiaries or assignees referred to collectively as "Daybreak".

Oracle represents without warranty, expressed or implied, that it either owns or will own, upon re-completion of the Initial Operation, either as a dry hole or as a producer, certain interests in the Leases, which by option and farm-in Agreement with GCEA LLC may be earned and acquired by re-completing the Initial Operation or by Subsequent Operations performed by or on behalf of Oracle in connection with this Agreement and the JOA.

Oracle and Daybreak agree that Daybreak shall have the right to acquire **an undivided 33.33% Working Interest in the Oracle Operating Company LLC, Nueces County Weil 8-C Well** in the Leases, subject to a proportionate share of the landowner's royalty and Applicable Agreements affecting the Leases, at the time acquired by Oracle and subject to the terms and conditions of the Farmout and Joint Operating Agreement (JOA 89) dated Nov 8, 2005 with GCEA, LLC, affecting the Leases, and in accordance with the terms and provisions of this Agreement:

NOW, THEREFORE, in consideration of the mutual promises and agreements to be kept and performed by the parties hereto, and for other good and valuable consideration, the receipt and sufficiency of which and hereby acknowledged and confessed for all purposes, the parties hereto hereby agree to enter into a Development Agreement upon the terms, provisions, and conditions outlined below:

DEFINITIONS

As used in this Agreement, unless the context otherwise requires, the following words and terms shall have the meanings:

Leases: shall mean those Oil, Gas, Hydrocarbon Leases located in   the   Nueces County, Texas, Weil 8-C Well, Enrique Villareal Section 17 Range VI H.L. Kinney Sectionized Lands, the Donigan "A", Weil "C" leases totaling 400 acres more or less and the four additional well bores 7-A, 7-C, 3-C, and 8-A and the water disposal well at 6-C more fully described in Exhibit "A" of the JOA of Nov 8, 2005.

Initial Operation: shall mean the re-completion of the 7,022 foot sand (the 25-E sand) in GCEA, Nueces County, TX Weil 8-C Well.

JOA: shall mean the Operating Agreement contemplated in the Agreement between Oracle Operating Co. LLC., and GCEA, LLC and Flournoy Oil and Gas dated November 8, 2005.

INITIAL OPERATION

Oracle has the right based upon the JOA a Farmin and Joint Operating Agreement dated Nov 8, 2005 with GCEA,LLC/Flournoy Oil and Gas hereafter referred to as the "Operator" to re-enter and attempt to complete the gas sand at a depth of 7,022' (25-E sand) in the Weil 8-C well (the "Initial Operation") or any other well or zone on the leases the Joint Venturers mutually agree upon prior to the commencement of the Initial Operation.

- The cost of the 8-C Initial Operation is fixed at $475,000.
- By paying its 33.33% cost of the Initial Operation Daybreak will earn a 25% working interest subject to a 75% net revenue interest. This first 25% carry is to the Operator. This carried working interest lasts throughout the Leases and in all Subsequent Operations.
- Based upon the cost above, Daybreak's Initial Contribution is $158,333.33, of which $58,000 was deposited to Oracle's Escrow Account on November 15, 2005. Cheques from the Escrow Account require two signatories, Robert Martin of Daybreak and Matthew Rossini of Oracle. Following expenditure of the Initial Contribution the Escrow Account will be closed.
  i) No amount of cash will be expended form the Escrow Account until there is full and completely executed set of Agreements in place between Oracle, GCEA/Flournoy, and Bourgeois including a Farmout and Operating Agreement dated Nov 8, 2005 (the "JOA") satisfactory to Daybreak and after execution of this Agreement.
  ii) An amount of $58,000 may be paid to GCEA and Bourgeois subject to satisfactory review of Title by Daybreak's lawyer at its sole expense. If there is a Title Defect on leases in the view of Daybreak's legal counsel, the initial contribution of funds or any portion paid out to the Operator and Bourgeois will be returned to Daybreak in full until the title defect is rectified. If the title defect cannot be rectified this Agreement will terminate after the return of all Initial Operation funds to Daybreak.
  iii) All funds will also be returned to Daybreak if Oracle does not fund the balance of the cost of the Initial Operation and this Agreement will terminate after the return of all Initial Operation funds to Daybreak.
  iv) The sum of $58,000 to be paid to GCEA is contingent upon clearing title of said prospect area. Should prospect area, which include, Weil and Donnigan leases in Nueces County TX, not clear title, the $58,000 will be returned from GCEA to Oracle Operating Company LLC within forty-eight hours of notice to Oracle Operating Company LLC for failure or inability to clear title, or the inability of GCEA LLC and/or Oracle Operating Company to obtain all necessary governmental regulatory approvals as required.

- The $58,000 is a Prospect Fee to be paid to the Operator and Bourgeois and will be equalized on a prorated basis with Oracle, upon Oracle or its partners and assignees contributing the balance of the $475,000 Initial Operation payment. An additional $8,000 one time prospect fee will be paid to Bourgeois upon re-entry of each of the four additional wells in Subsequent Operations.
- Oracle will retain an additional 20% carried working interest in the Test Well in the 7,022 foot sand (25-E sand). This leaves Daybreak a 20% working interest upon completion of the Initial Operation subject to the 75% net revenue interest. Twenty percent (20%) of 100% of the gross production revenue from the 7,022 sand (25-E sand) subject to the 75% NRI from the Initial Operation therefore goes to Daybreak.
- A 4.5% portion of the Oracle carried working interest is owned by **Bourgeois Energy ("Bourgeois").** The Bourgeois interest is understood to be carried throughout the Leases in all zones.
- The Oracle 15.5% carry by Daybreak ends after completion of the 8-C Initial Operation or upon expenditure of the $475,000 which ever occurs first.
- Daybreak will have full access to all technical information including but not limited to daily reports, well logs, production information, pressures, reports and analyses and all other information necessary to make informed decisions as to participation in the Initial Operation and in Subsequent Operations.
    - i) This information may include data available to the Operator (or mutatis mutandis to any of the other parties) but not to the other parties hereto.
    - ii) Failure to provide such information prior to an operation will allow Daybreak or Oracle to back into an Operation by Less Than All Parties, as defined in the JOA, without penalty, as if it had participated, upon contribution of Daybreak's share of the capital cost of that Operation.
    - iii) Daybreak and Oracle and any and all of their duly authorized agents or representatives, at their sole cost, risk and liability, shall have free access to the drilling, completion or re-completion operations of the Initial Operation or Subsequent Operations at any and all times for the purpose of observing such operations.
- Operator and Oracle shall make a good faith effort to commence or cause to be commenced operations for the Initial Operation for oil and gas on or before February 28, 2006, at the location specified as the Initial Operation. If the Operator for any reason fails to commence operations and/or re-complete the same in the manner above specified, then Oracle shall promptly return to Daybreak the full amount paid by Daybreak to Oracle, less any amounts which have been actually expended by the Operator.

SUBSEQUENT OPERATIONS

On the four subsequent re-entry and re-completion wells and any other zones in those wells and other zones above the 7,022' sand (25-E sand) in Weil 8-C, the provisions of the Nov 8, 2005 Joint Operating Agreement attached as an Addendum hereto, will remain in effect and include the right of Daybreak and/or Oracle to take its production in kind, to opt out of any completion operation without loss of the right to participate in subsequent re-completions in any well or zone, the right to assign or sell its interest and all other rights of a Joint Venture Partner to the JOA.

Oracle has the right to commence re-entry operations, sequentially, in each of the subsequent wells within 90 days of the initial completion of the previous well re-entry, not a second or completion or re-completion within the same well.

In Subsequent Operations the Daybreak interest will be encumbered only by the GCEA carry of 25%, the Bourgeois carry of 4.5% calculated as factors on the original 33.33% cost working interest, and the net revenue interest of 75%. This means Daybreak will pay 23.6363% {[33.33% X [1-.25%] X [1-4.5%]}of all operations subsequent to the re-completion of the 7,022 foot sand (25-E Sand) in Weil 8-C, and receive 20% of the gross revenues in all subsequent operations, subject to the 75% net revenue interest. Oracle will pay 9.3637% {33.33% - 23.6363%} of the cost of all Subsequent Operations plus whatever working interest costs it may be obliged to pay under its other agreements with third parties.

Oracle will endeavour with the Operator to register and assign to Daybreak, Daybreak's interest in the Leases and Agreements and have the Operator recognize Daybreak as a Joint Venture Partner.

Oracle hereby represents and warrants that the interest to be assigned and conveyed to Non-Operator will (subject to the terms and provisions of this Agreement and Applicable Agreements) entitle Non-Operator to receive a **20% Net Revenue Interest in the Leases** of oil and gas produced from the Wells. The assignment to be made by Oracle to Daybreak pursuant to this paragraph, shall be in recordable form, shall contain a warranty of title by, through, and under Oracle, but not otherwise, and shall be made expressly subject to the terms and provisions of this Agreement and the JOA.

MISCELLANEOUS PROVISIONS

For the purposes of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when (i) sent by fax to the fax number set forth below with a confirmed receipt generated by the fax machine or (ii) delivered or mailed by United States certified mail, return receipt requested, postage prepaid, addressed or (iii) as described in the JOA for rig on-site situations, as follows:

<table>
<tr><td>If to Oracle:</td><td>If to Daybreak:</td></tr>
<tr><td>Oracle Operating Co., LLC
12200 Ford Road, Ste. 300</td><td>Daybreak Oil and Gas Inc.
601 W. Ave. Ste. 1017</td></tr>
</table>

Dallas, TX 75234
Telephone: 214-234-8479
Fax: 214-366-3060

Spokane, WA 99201
Tel: 509-462-0315 or at
R.N.Martin: 403-660-9639
Fax:

Or to such other address as any party hereto may furnish to the other in writing.

Assignment. This Agreement may be assigned or transferred, in whole or in part, by Daybreak or Oracle subject to the provisions of the JOA. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon or inure to the benefit of the parties hereto and their respective heirs, successors and assigns.

Governing Law. It is the intention of the parties that the laws of the State of Texas shall govern the determination of the validity of this Agreement, the construction of its terms, and the interpretation of the rights and duties of the parties.

Modification of Agreement. This Agreement constitutes the entire Agreement between the parties hereto and may not be modified or amended, except by an instrument in writing and signed by the party to be charged thereby.

Liabilities. The rights, duties, and obligations and liabilities of the parties under this Agreement shall be several and not joint or collective and each party shall be responsible only for its obligations as set out herein.

Signatures. This Agreement shall not become binding upon either party hereto until both parties named herein have executed this Agreement or a counterpart thereof.

IN WITNESS WHEREOF, this Agreement is executed and made effective as of the 22nd day of November, 2005.

ORACLE OPERATING Co., LLC: **DAYBREAK OIL AND GAS, INC.:**



By: _____
     Alexander McCullough, President



By: _____
     Robert Martin, President

Exhibit 10x

PROSPECT REVIEW AGREEMENT

This Prospect Review Agreement is made by and between Chet Pohle, Brian Hirst, Randall Metz, and Nomad Hydrocarbons Ltd. and Daybreak Oil and Gas Inc., effective January 24, 2006.

RECITALS

A. **WHEREAS**, Chet Pohle, Brian Hirst, and Randall Metz (hereinafter "Geoscience Team") have in their possession certain geoscience, engineering and/or land data and information which identify geological and/or geophysical prospects on the lands described hereinbelow, hereinafter referred to as the "Proprietary and Confidential Information";

B. **WHEREAS,** Nomad Hydrocarbons Ltd. (hereinafter "NHL") and Daybreak Oil and Gas Inc (DOG) desire to review and inspect said Proprietary and Confidential Information covering or pertaining to the lands described hereinbelow for the sole purpose of determining the desirability of exploring for and determining the potential for production of oil, gas, other hydrocarbons, and other minerals located on, in or under the subject lands, such lands being situated in Fresno, Kings, and Tulare Counties, California being designated and referred to as the East Slope Extension Project (the "Area of Mutual Interest" or "AMI") as outlined in the map attached as Schedule A hereto and more particularly described as follows:

Township	Range	# of Twnshps
24S	25E to 28E	4
23S	25E to 28E	4
22S	24E to 28E	5
21S	24E to 28E	5
20S	23E to 27E	5
19S	23E to 27E	5
18S	22E to 26E	5
17S	21E to 26E	6
16S	20E to 25E	6
15S	19E to 24E	6
14S	18E to 23E	6
13S	18E to 22E	5
TOTAL		62

C. **WHEREAS**, in consideration of providing geoscience interpretations in the East Slope Project Area, NHL and DOG agree and covenants to compensate the Geoscience Team and to perform other obligations as set forth in this Agreement and the Geoscience Team shall perform other services as described herein;

AGREEMENT

NOW, THEREFORE, in consideration of the mutual benefits each party expects to receive from the other, the parties covenant and agree as follows:

Section 1. Prospect Area. The Project is located within the lands described hereinabove and the Project area comprises approximately 2,232 square miles within the AMI as shown on the attached Shedule A hereinafter referred to as the "Project Area".

CRP

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FROM : CEC & HANS FAX NO. : 4032893057 Jan. 30 2006 02:28PM P2

Section 2. Area of Mutual Interest. The entirety of the lands described in Recital B, hereinabove, is jointly designated by NHL, DOG and the Geoscience Team as an area of mutual interest ("Area of Mutual Interest" or "AMI") to which the terms and provisions of this Agreement shall apply.

Section 3. Area Of Mutual Interest. The Area of Mutual Interest (AMI) shall remain in full force and effect as long as there is *'activity' in the area of mutual agreement. 'Activity' in the AMI* shall include, but not be limited to the production of hydrocarbons, leasing, active leases, leases held by production of hydrocarbons, geologic investigation, geophysical investigation, drilling, inactive (but not abandoned) wells, or any other activity which may occur that maintains a continuing business or economic interest in the properties located within the AMI.

From time to time, any or all of the parties to the Agreement may contemplate an extension of the AMI from ongoing geologic, geophysical, or drilling operations. The parties agree hereby that in the event the geologic, geophysical, or drilling operations indicate that the productive trend may extend outside the area of mutual interest, a formal *proposal* to extend the trend shall be made prior to offering such a proposal to any party other than NHL, DOG and the Geoscience Team who shall have sixty days (60 days) to accept or reject such an extension of the AMI in writing signed *by all parties.*

Section 4 Consideration. NHL, DOG, nor any of its affiliated companies, officers, directors, shareholders, managers, partners or joint venturers shall, for a period of 2 years (two years) from the date of this Agreement, acquire, or cause to be acquired by any other person, firm or entity, any "Mineral Interest" (as defined in Section 7, hereinbelow) pertaining to the lands described above, unless NHL and DOG do all of the following:

(a) Pay to the Geoscience Team cash fees up to the amount of Twenty Four Thousand Dollars ($24,000.00 U.S.). These fees will be paid in a staged manner with the payment of $12,000 (U.S.) *upon written acceptance of this Agreement to cover the interpretation of available* aeromagnetic and gravity data and provide NHL and DOG with recommendations regarding exploratory potential within the AMI. Should the aeromagnetic and gravity data findings convince NHL and DOG that the AMI has exploratory merit, then $12,000 (U.S.) will be promptly payed to the Geoscience Team *to cover the selection and interpretation of available spec 2D seismic lines* in an effort to evaluate leads and prospects. In the event that the interpretation of the aeromagnetic and gravity data precludes the existence of leads and prospects satisfactory to NHL and DOG, then this stage of the fee will not be due. Further work required for additional stages of the project if after stage one and stage two, including leasing lead and prospect lands and the acquisition of proprietary 2D *seismic data, the drilling of wells, the acquisition*, processing, and interpretation of 3D seismic data, and a drilling program shall be compensated at the reduced rate of $75/hour (book rate is $105/hour). It is understood and agreed by all parties that NHL and DOG will reimburse for out of pocket expenses such as telephone calls, office supplies used in the preparation of *maps and documents, postage and Federal* express, and other normal expenses which might be incurred in conducing the business associated within this prospect area. Travel expenses will be reimbursed, but will be pre-approved by NHL and DOG. Mileage charges to and from well locations are not considered reimbursable expenses unless there are extenuating circumstances which require more than normal or reasonable trips to the project are and which shall be approved by NHL and DOG *prior to invoicing. Any substantial additional work requested* by NHL and DOG shall result in reasonable additional payments;

CR8 BMH

FROM : CEC & HANS FAX NO. : 4032893057 Jan. 31 2006 02:59PM P2

(b) Provide the Geoscience Team with a seismic license without resale rights to any proprietary 2-D or 3D seismic data acquired by NHL and DOG, or assigns in the AMI area. All other proprietary and resale rights to acquired data, mapping and interpretive reports shall remain with NHL and DOG;

(e) Within five (5) business days after the acquisition by NHL and DOG, or any of its affiliated companies, officers, directors, shareholders, managers, partners or joint venturers, of any *Mineral Interest located in the AMI or Prospect Area, NHL and DOG shall execute and deliver,* or cause to be executed and delivered, to the Geoscience Team a recordable instrument assigning to the Geoscience Team an overriding royalty interest equal to three percent (3.00%) of one hundred percent (100%) of all oil, gas and other hydrocarbon and mineral substances produced from, or by reason of pooling or unitization, attributable to, the Mineral Interest. The assignment or assignments of overriding royalty interests shall be in a form satisfactory to the Geoscience Team, and the overriding royalty interests shall be free and clear of all expenses associated with exploration, drilling, production and post-production costs and expenses, including, but not limited to, the costs of treating, processing, transporting, compressing and marketing oil or gas and other *hydrocarbon and mineral substances.*

__Section 5. Due Diligence and Exclusivity in the Development of the Prospect.__ NHL and DOG shall use their best efforts and act diligently in accordance with mineral industry standards to acquire the Mineral Interests within the AMI and to diligently pursue the seismic and exploration program developed in accordance thereof. It is acknowledged by all the Parties that the Geoscience Team are substantially compensated by means of an overriding royalty interest upon production from wells contemplated to be drilled within the AMI after due technical diligence is done following the interpretation of seismic and other data. Therefore NHL and DOG shall use all reasonable diligence in pursuing any reasonable drilling program recommended by the Geoscience Team following analysis and interpretation of all scientific data. These drilling progams shall be pursued directly by NHL and DOG with the assistance of the Geoscience Team or by NHLand DOG arranging for an industry or financial partner to drill the recommended drilling program. Similarly the Geoscience Team shall perform their duties to provide all reasonably necessary Geological and Geophysical duties to design and interpret the studies and programs needed to develop the Prospect in a diligent and professional manner. During the Term of this agreement and for so long as the Parties are active within the AMI and pursueing the development of the Projects therein with reasonable diligence, the Geoscience Team shall perform substantially all Geological and Geophysical Services as reasonably required and further shall not bring any other party into the development of the AMI or show or reveal to any other party(ies) any data or material relating to prospects or projects within the AMI in any fashion without the express written consent of NHL and DOG.

__Section 6. Effect of Modifications, Renewals and Extensions on Overriding Royalty Interests.__ The overriding royalty interests to be assigned to the Geoscience Team pursuant to the terms of this Agreement shall also apply and be assigned to the Geoscience Team upon any modifications, renewals, or extensions of Mineral Interests that are acquired by NHL and DOG during the term of this Agreement, whether such modifications, extensions or renewals occur during or after the term of this Agreement.

__Section 7. Definition of Mineral Interest.__ As used in this Agreement, "Mineral Interest" means and includes, without limitation by enumeration, any fee, lease, top lease, option to lease, seismic option, farm-out, farm-in or support agreement, bottom hole agreement, working interest,

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BMH

FROM : CEC & HANS FAX NO. : 4032893057 Jan. 30 2006 02:38PM P4

participation, partnership interest, joint venture interest, mineral interest, royalty interest, pooling agreement, or any other right, title or interest in or to the oil, gas, and other hydrocarbons and minerals lying in, on or under or that may be produced from said lands and the right to explore for and/or produce the same within or that may be attributable to the lands described above.

Section 8. Definition of Proprietary and Confidential Information. As used in this Agreement, "Proprietary and Confidential Information" means information (a) that is not known by actual or potential competitors of the Parties or is generally unavailable to the public, (b) that has been created, discovered, developed, or otherwise become known to the Parties in the course of their business, and (c) that has material economic value or potential material economic value to the Parties present or future business. "Proprietary and Confidential Information" shall include trade secrets and all other discoveries, developments, analyses, designs, improvements, inventions, formulas, software programs, processes, techniques, know-how, data, research, technical data, and all other financial or business information owned by or pertaining to the Project or the Parties hereto.

Section 9. Covenants Binding on Affiliates. With respect to the covenants, promises, and representations of NHL and DOG set forth in this Agreement, each of said covenants, promises and representations shall apply.

Section 10. Term of Agreement. This Agreement shall remain in effect for the period of two years (2 years) from the date of this Agreement, unless the term of this Agreement is extended or renewed in writing executed by both parties. Upon the expiration of the initial term of this Agreement, or any extensions or renewals thereof, NHL and DOG shall nevertheless be obligated to pay to the Geoscience Team the fees specified in Section 3, hereinabove, and to execute and deliver to the Geoscience Team all of the assignments of overriding royalty interests as described hereinabove, with respect to Mineral Interests acquired by NHL and DOG, or any of its affiliated companies, officers, directors, shareholders, managers, partners or joint venturers, during the term of this Agreement or any extension or renewal of the term of this Agreement. The term of this Agreement is perpetuated according to the provisions in Section 3 above.

Section 11. Amendment. This Agreement may be amended or modified at any time with respect to any provision only with a written instrument executed by both parties.

Section 12. Notices. Any notice required or permitted to be given under this Agreement shall be written, and may be given by personal delivery, Federal Express or equivalent courier, or by registered or certified mail, first-class postage prepaid, return receipt requested. Notice shall be deemed given upon actual receipt in the case of personal delivery, or three days after being deposited in the U.S. Mail. Mailed notices shall be addressed as follows, but each party may change his, her or its address by written notice in accordance with this Section:

To: Nomad Hydrocarbons Ltd.
312, Canada Place,
407 2nd ST SW, Calgary, Alberta, Canada T2P-2Y3
Attn: Hans Heumann and John McLeod

To: Daybreak Oil and Gas Inc.
601 W. Main Avenue, Suite 1017
Spokane, Washington 99201
Attn: Robert N. Martin

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FROM : CEC & HANS FAX NO. : 4032893057 Jan. 30 2006 02:31PM P5

To: Chet Ponle
             15820 Arabella Avenue
             Bakersfield, CA 93314

Section 13. Assignment and Delegation Prohibited. Neither party may assign any right or interest or delegate any duty or responsibility arising under this Agreement without the prior written consent of the other. It is agreed that NHL is in the process of establishing a California LLC to conduct NHL's portions of the leasing, seismic, and drilling projects and that NHL shall be permitted to assign all its rights and obligations thereunder to said LLC.

Section 14. Severability. If any provision of this Agreement is held invalid or unenforceable for any reason by a court of competent jurisdiction, it is the intent of the parties that all other terms and provisions of this Agreement remain fully valid and enforceable.

Section 15. Governing Law. This Agreement is entered into and is to be performed in the State of California and shall be governed by and construed in accordance with the laws of the State of California, and any legal action or proceeding arising from or in connection with this Agreement or the parties' responsibilities hereunder shall be brought in Kern County, California.

Section 16. Attorney's Fees. In the event either party brings any legal action or seeks arbitration regarding any provision of this Agreement, the prevailing party in the litigation or arbitration shall be entitled to recover reasonable attorneys' fees from the other party, in addition to any other relief that may be granted. This provision applies to the entire Agreement.

Section 17. Binding On Successors, Assigns, and Heirs. All of the terms and provisions of this Agreement shall inure to the benefit of and shall be binding on the successors and assigns of each of the parties.

Section 18. Entire Agreement. This Agreement constitutes the entire agreement between the parties concerning their rights and obligations with respect to its subject matter. Any other agreements or representations with respect to the subject matter of this Agreement not expressly set forth in this Agreement shall have no effect whatsoever or at all.

Section 19. Other Actions. The parties agree to execute such further documents or take such further actions after the execution of this Agreement which may be reasonably necessary in order to effectuate the transactions contemplated hereby.

Section 20. Liability. It is distinctly understood and agreed as evidenced by NHL's and DOG's acceptance of this material or future interpretations that by furnishing the Proprietary and Confidential Information to NHL and DOG, the Geoscience Team is in no way responsible or liable to NHL and DOG, or any other person, firm, or entity for any loss or inconvenience occasioned by the use of or reliance upon such material of Proprietary and Confidential Information; provided, however, that, without warranting the accuracy of the information or the ability to encounter production on said lands, the Geoscience Team has no reason to doubt that the information to be furnish by them to NHL and DOG hereunder is accurate or complete to the best of his knowledge and belief.

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IN WITNESS WHEREOF, this Agreement has been executed by the parties at Bakersfield, California to be effective for all purposes as of the date first written above.

Chet Pohle

Brain Hirst

Randall Metz 1-31-06

Nomad Hydrocarbons, Ltd.
By: John McLeod
Its: President

Daybreak Oil and Gas, Inc.
By: Robert Martin
Its: President

6

Krotz Springs 3D Prospect

Terms of Trade

Vision Exploration LLC (**"Vision"**) represents a working interest group that has acquired an HBP Farmout covering the Krotz Springs Field Unit, and has executed a Participatory Agreement governing contiguous lands, hereinafter designated the Krotz Springs 3D Prospect, and intends to drill approximately 20.6% to 27.5% of the working interest in the initial test well. Vision has been authorized by the group to seek up to 47.5% to 54.4% working interest participation by interested third parties under the terms and conditions set forth below. Should an interested third party desire to participate - and operate - its request to assume operations will be considered based upon its track record, experience in the area, and the level (%) of working interest that it intends to acquire. Vision is thus offering working interest in the Krotz Springs 3D Prospect for sale under the following terms and conditions (8/8th's numbers):

1. Upfront Cost on a percentage point basis ("per point" – 1% acquired):	**$1,500**
2. Estimated Dry Hole Cost (10,700' PTVD; no AFE available as of yet):	**$3,500,000**
3. Total Risked Cost (Upfront + Estimated DHC – assumes 50% acquired):	**$3,575,000**
4. Total Risked Cost – percentage point basis ("per point" – 1%):	**$35,750**
5. Reserved Overriding Royalty Interest: Vision shall reserve a **3%** of the 8/8th's overriding royalty interest of all oil, gas and other minerals produced, saved and sold from the assigned leases, whether acquired by the working interest owners or farmed in via the HBP farmout.	**3% ORRI**
6. At closing, each Participant shall become a signatory party to the Exploration Agreement / Farmout Agreement and Joint Operating Agreement that shall set forth the AMI for the Prospect, designate the Operator, **and commit the Participant to the drilling of an Initial Test Well, either to a total true vertical depth of 10,700' TVD or a depth sufficient to test the entirety of the Third Cockfield Sand, said mandatory drilling to commence on or before August 1, 2006**. Participants shall also agree to bear their proportionate share of all separately-billed costs associated with the acquisition of the preliminary unit title opinion (estimated to average approximately $20,000 per title opinion), in preparation for and associated with the commencement of each individual well operation.	**Mandatory Well Requirement**
7. Participants shall also agree to bear their proportionate share of all costs associated with the acquisition of a preliminary drilling unit title opinion (estimated to cost approximately $20,000), in preparation for the commencement of the Initial Well Operation.	**This TOT Superseded by EA & OA**
8. This Terms of Trade document is intended to present the general terms associated with the sale of working interest in the Prospect(s) and shall be superseded and replaced by the Farmout Agreement, Exploration Agreement and the Operating Agreement for the Prospect.	**Subject to Prior Sale**
9. **This offer is subject to prior sale and may be withdrawn at any time by Vision.**	

KROTZ SPRINGS 3D PROSPECT

Participation Commitment Document - Complete This Page And Fax To Vision

Vision's Fax Number: (601) 605 - 4996

THE UNDERSIGNED ACKNOWLEDGES AND AGREES TO THE FOLLOWING:

1. THAT THEY HAVE REVIEWED ALL OF THE KROTZ SPRINGS 3D PROSPECT MATERIALS PROVIDED TO THEM BY VISION EXPLORATION, L.L.C. ("VISION").

2. THAT THEY UNDERSTAND AND AGREE TO BE BOUND BY THOSE TERMS AND CONDITIONS SET FORTH IN THE PROSPECT TERMS OF TRADE FOR THE KROTZ SPRINGS 3D PROSPECT, THAT HAVE BEEN REPRODUCED ON PAGES ONE AND TWO OF THIS TWO-PAGE DOCUMENT.

3. THE UNDERSIGNED HEREBY AGREES TO FUND THEIR PRO-RATA SHARE OF THE TOTAL UPFRONT PROSPECT COST AS INDICATED BELOW ON A PERCENTAGE BASIS, SUBJECT TO THE TERMS AND CONDITIONS OF THE KROTZ SPRINGS 3D PROSPECT TERMS OF TRADE.

UPFRONT COST PER % POINT: $1,500   % INTEREST DESIRED: _25_

TOTAL UPFRONT COST - PARTICIPANT: $.

BY:

(Signed) _Thomas C. Kilbourne_ Date _March 24_ , 2006

(Printed) _Thomas C. Kilbourne_

Company _Daybreak Oil and Gas, Inc_ (Page Two Of Two)

PIPELINE LICENSE AGREEMENT

THIS LICENSE ("License"), ~~made as~~ of the 24th day of MAY, 2006, ("Effective Date") by and between Keith Hooper, ~~a~~ single man ("Licensor") and Daybreak Oil and ~~Gas~~, a Washington Corporation ("Licensee"). representing, "Hooper Oil & Gas Partners, LLC" KH

NOW THEREFORE, in consideration of the mutual covenants contained herein, the parties agree to the following:

GENERAL

1. Licensor owns an undivided forty percent (40%) interest in that certain PIPELINE described herein and hereby grants Licensee an exclusive license, subject to all rights, interests, and estates of third parties, including, without limitation, any leases, licenses, easements, liens, or other encumbrances, and upon the terms and conditions set forth below, for the use and maintenance of, an oil and gas pipeline ("PIPELINE"), across or along the real property described in Exhibit "A" attached hereto and made apart hereof ("Premises").

2. Licensee shall use the Premises solely for maintenance and use of the PIPELINE. Licensee shall not use the PIPELINE to carry any other commodity or use the Premises for any other purpose.

3. Any contractors or subcontractors performing work on the PIPELINE or entering the Premises on behalf of Licensee shall be deemed servants and agents of Licensee for purposes of this License.

TERM

4. Subject to other provisions, this Lease shall be for a term of thirty (30) months from this date (the "PRIMARY TERM") and as long after the primary term as oil and gas is produced from the Tensas Farms F1 Well or any other well in which the Licensee has an interest with which it or any part of it may be pulled. Said term is subject to Licensee's exclusive right to purchase as set forth in Section 5 of this Agreement.

EXCLUSIVE RIGHT TO PURCHASE

5. Licensor shall grant to the Licensee an exclusive right to purchase his undivided forty percent (40%) interest in the PIPELINE at any time after six (6) months from the date of production of the Tensas Farms F1 Well, and no later than thirty (30) months from the date of production of the Tensas Farms F1 Well. Said purchase shall be in the amount of Two Hundred Thousand and 00/100 Dollars ($200,000.00) plus ten percent (10%). Licensee shall be obligated to purchase said PIPELINE within the time prescribed by this License and at the time of purchase the License payments in the amount of Twenty Thousand and 00/100 Dollars ($20,000.00) per annum shall be terminated. If the Tensas Farm F1 Well is completed as a dry hole, or is not produced or if the production of the well should cease from any cause, then the Licensee shall be required to purchase the PIPELINE in the amount as set forth above within sixty (60) days from the date of cessation of production.

COMPENSATION

6.   Licensee shall pay Licensor the sum of Twenty Thousand and No/100 Dollars ($20,000.00) per annum as compensation for the use of the PIPELINE. Said sum shall be payable at the rate of Five Thousand and No/100 Dollars ($5,000) per quarter commencing on the completion of the construction of the PIPELINE and continuing until said license is terminated under the terms of this Agreement.

In addition thereto, Licensee shall pay to Licensor a one percent (1%) carried working interest on the production of said well for the life the Tensas Farms F1 Well. Said interest shall be limited to one percent (1%) of Licensee's interest in said well. Carried working interest shall be defined as follows:

> One percent (1%) of Licensee's undivided working interest in and to the lands and lease only insofar as such lands and lease are contained in the spacing unit attributable to the Tensas Farms F1 Well for the life of the well's production subject to a proportionate share of existing royalties and after all drilling, development and other expenses related to production have been paid.

Said interest shall be binding upon the parties and subject to any sale, assignment or other conveyance made by either party.

COMPLIANCE WITH LAWS

7.   Licensee shall observe and comply with any and all laws, statutes, regulations, ordinances, orders, covenants or restrictions ("Legal Requirements") relating to the maintenance and use of the PIPELINE.

LICENSEE'S OPERATIONS

8.   Licensee shall, at its sole cost and expense, maintain the PIPELINE in such a manner and of such material that it will not at any time be a source of danger to or interference with the existence or use of present or future tracks, roadbed or property of Licensor, or the safe operation and activities of Licensor.

9.   Upon termination of this License, Licensee shall, at its sole cost and expense remedy any unsafe conditions on the Premises created or aggravated by Licensee.

LIABILITY

10.   (a)   To the fullest extent permitted by law, Licensee shall and shall cause its contractor to release, indemnify, defend and hold harmless Licensor and Licensor's affiliated companies, partners, successors, assigns, legal representatives, officers, directors, shareholders, employees and agents (collectively, "Indemnitees") for, from and against any and all claims, liabilities, fines, penalties, costs, damages, losses, liens, causes of action, suits, demands, judgments and expenses (including, without limitation, court costs, attorneys' fees and costs of investigation, removal and remediation and governmental oversight costs) environmental or otherwise (collectively

"Liabilities") of any nature, kind or description of any person or entity directly or indirectly arising out of, resulting from or related to (in whole or in part):

(i)   This license, including, without limitation, its environmental provisions,

(ii)   Any rights or interests granted pursuant to this license,

(iii)   Licensee's occupation and use of the premises,

(iv)   The environmental condition and status of the premises caused by, or contributed by Licensee, or

(v)   Any act or omission of Licensee or Licensee's officers, agents, invitees, employees, or contractors, or anyone directly or indirectly employed by any of them, or anyone they control or exercise control over,

(b)   Further, to the fullest extent permitted by law, Licensee shall and shall cause indemnify, defend and hold the Indemnitees harmless from any and all such claims.

(c)   Upon written notice from Licensor, Licensee agrees to assume the defense of any lawsuit or other proceeding brought against any Indemnitee by any entity, relating to any matter covered by this license for which Licensee has an obligation to assume liability for and/or save and hold harmless any Indemnitee. Licensee shall pay all costs incident to such defense, including, but not limited to, attorneys' fees, investigators' fees, litigation and appeal expenses, settlement payments, and amounts paid in satisfaction of judgments.

PERSONAL PROPERTY WAIVER

11.   All personal property, including, but not limited to, fixtures, equipment, or related materials upon the premises will be at the risk of Licensee only, and no Indemnitee will be liable for any damage thereto or theft thereof.

INSURANCE

12.   Licensee shall, at its sole cost and expense, procure and maintain during the life of this Agreement the following insurance coverage:

A.   Commercial General Liability Insurance.

        Bodily Injury and Property Damage

        Personal Injury

        Fire legal liability

B.   Other Requirements:

Prior to commencing the Work, Licensee shall furnish to Licensor an acceptable certificate(s) of insurance including an original signature of the authorized representative evidencing the required coverage, endorsements, and amendments and referencing the contract audit/folder number if available. The policy(ies) shall contain a provision that obligates the insurance company(ies) issuing such policy(ies) to notify Licensor in writing at least 30 days prior to any cancellation, non-renewal, substitution or material alteration. This cancellation provision shall be indicated on the certificate of insurance. Upon request from Licensor, a certified duplicate original of any required policy shall be furnished.

If any portion of the operation is to be subcontracted by Licensee, Licensee shall require that the subcontractor shall provide and maintain insurance coverages as set forth herein, naming Licensor as an additional insured, and shall require that the subcontractor shall release, defend and indemnify Licensor to the same extent and under the same terms and conditions as Licensee is required to release, defend and indemnify Licensor herein.

ENVIRONMENTAL

13.   (a)   Licensee shall strictly comply with all federal, state and local environmental laws and regulations in its use of the Premises and the PIPELINE.

(b)   Licensee shall promptly report to Licensor in writing any conditions or activities upon the Premises known to Licensee which create a risk of harm to persons, property or the environment and shall take whatever action is necessary to prevent injury to persons or property arising out of such conditions or activities; provided, however, that Licensee's reporting to Licensor shall not relieve Licensee of any obligation whatsoever imposed on it by this License. Licensee shall promptly respond to Licensor's request for information regarding said conditions or activities.

ALTERATIONS

14.   Licensee may make any alterations to the Premises or permanently affix anything to the Premises or any buildings or other structures adjacent to the Premises without Licensor's prior written consent.

NO WARRANTIES

15.   Licensor's duties and warranties are limited to those expressly stated in this license and shall not include any implied duties or implied warranties, now or in the future. No representations or warranties have been made by Licensor other than those contained in this License. Licensee hereby waives any and all warranties, express or implied, with respect to the premises or which may exist by operation of law or in equity, including, without limitation, any warranty of merchantability, habitability or fitness for a particular purpose.

LIENS

16.   Licensee shall promptly pay and discharge any and all liens arising out of any construction, alterations or repairs done, suffered or permitted to be done by Licensee on Premises. Licensor is hereby authorized to post any notices or take any other action upon or with respect to Premises that is or may be permitted by law to prevent the attachment of any such liens to Premises; provided, however, that failure of Licensor to take any such action shall not relieve Licensee of any obligation or liability under this or any other Section of this License.

TERMINATION

17.   Upon expiration of the time specified in this Agreement, this License and all rights of Licensee shall absolutely cease.

18.   If Licensee fails to surrender to Licensor the Premises, upon any termination of this License, all liabilities and obligations of Licensee hereunder shall continue in effect until the Premises are surrendered. Termination shall not release Licensee from any liability or obligation, whether of indemnity or otherwise, resulting from any events happening prior to the date of termination.

ASSIGNMENT

19.   The Licensee or the legal representatives, successors or assigns of Licensee or any subsequent assignee, shall be permitted to assign or transfer this License or any interest herein, without the prior written consent and approval of the Licensor.

NOTICES

20.   Any notice required or permitted to be given hereunder by one party to the other shall be in writing and the same shall be given and shall be deemed to have been served and given if (i) placed in the United States mail, certified, return receipt requested, or (ii) deposited into the custody of a nationally recognized overnight delivery service, addressed to the party to be notified at the address for such party specified below, or to such other address as the party to be notified may designate by giving the other party no less than thirty (30) days' advance written notice of such change in address.

SURVIVAL

21.   Neither termination nor expiration will release either party from any liability or obligation under this License, whether of indemnity or otherwise, resulting from any acts, omissions or events happening prior to the date of termination or expiration, or, if later, the date when the PIPELINE and improvements are removed and the Premises are restored to its condition as of the Effective Date.

APPLICABLE LAW

22.   All questions concerning the interpretation or application of provisions of this License shall be decided according to the substantive laws of the State of Louisiana without regard to conflicts of law provisions.

SEVERABILITY

23.   To the maximum extent possible, each provision of this License shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this License shall be prohibited by, or held to be invalid under, applicable law, such provision shall be ineffective solely to the extent of such prohibition or invalidity, and this shall not invalidate the remainder of such provision or any other provision of this License.

INTEGRATION

24.   This License is the full and complete agreement between Licensor and Licensee with respect to all matters relating to Licensee's use of the Premises, and supersedes any and all other agreements between the parties hereto relating to Licensee's use of the PIPELINE as described herein. However, nothing herein is intended to terminate any surviving obligation of Licensee or Licensee's obligation to defend and hold Licensor harmless in any prior written agreement between the parties.

COUNTERPARTS

25.   This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be one and the same instrument.

MISCELLANEOUS

26.   The waiver by Licensor of the breach of any provision herein by Licensee shall in no way impair the right of Licensor to enforce that provision for any subsequent breach thereof.

IN WITNESS WHEREOF, this License has been duly executed, in duplicate, by the parties hereto as of the day and year first above written.



Keith Hooper, Representing Hooper Oil & Gas Partners, LLC

Keith Hooper, Licensor
1529 West Adams Street
Chicago, Illinois 60607

Daybreak Oil & Gas, Inc.

By: ______________________
Eric Moe, Chief Executive Officer
601 West Main Avenue, Suite 1017
Spokane, Washington 99201

State of Illinois)
) ss.
County of Cook)

"OFFICIAL SEAL"
Peggy L. Murphy
Notary Public, State of Illinois
My Commission Exp. 05/16/2008

I certify that I know or have satisfactory evidence that Keith Hooper is the person who appeared before me, and said person acknowledged that he signed this instrument and acknowledged it to be his free and voluntary act for the uses and purposes mentioned in the instrument.

Dated: 6-13-06 ______________________

NOTARY PUBLIC for State of Illinois
My appointment expires: 5-16-08

State of Washington)
) ss.
County of Spokane)

I certify that I know or have satisfactory evidence that Eric Moe is the person who appeared before me, and said person acknowledged that he signed this instrument, on oath stated that he was authorized to execute the instrument and acknowledged it as the Chief Executive Officer of Daybreak Oil & Gas, Inc. to be the free and voluntary act of such party for the uses and purposes mentioned in the instrument.

Dated: 5/24/2006 Tina M. Meland



Tina M. Meland
NOTARY PUBLIC for State of Washington
My appointment expires: May 15, 2009

TINA M. MELAND NOTARY PUBLIC STATE OF WASHINGTON My Comm. Expires May 15, 2009

Big Sky

Exhibit 10xiii

May 25, 2006

Daybreak Oil & Gas
1012, 601 West Main Ave.
Spokane, Washington U.S.A
99201

Attn: Jeff Dworkin

Re: Farmout Agreement
Twp 07 Rge 09W4M: Sec. 24
Forty Mile Coulee Area, Alberta

This letter reflects the terms upon which Daybreak Oil and Gas (Daybreak) has agreed to Farmin on the interests of Big Sky Western Canada Corp. (Big Sky) in the Farmout lands.

1. <u>Definitions</u>

Each Capitalized term used in this Head Agreement will have the meaning given to it in the Farmout & Royalty Procedure, and in addition, the following terms will have the following meanings:

a) "Contract Depth" means 15 m into the Ellerslie or a subsurface depth of 960 m whichever first occurs.

b) "Farmee" means Daybreak

c) "Farmor" means Big Sky

d) "Joint Operating Agreement" means the Joint Operating Agreement dated August 20, 1998 between Finesse Exploration Inc. and Gadsby Energy Ltd.

Suite 750
Ernst & Young Tower
440 – 2 Avenue S.W.
Calgary, Alberta
Canada T2P 5E9
Tel: 403.234.8282
Fax: 403.265.8808

2.   <u>Schedules</u>

The Following Schedules are attached hereto and made part of this Agreement:

      a)   Shedule "A" which sets out the Title Documents, the Farmout Lands and the Encumbrances

      b)   Schedule "B" which is the 1997 CAPL Farmout and Royalty Procedure with the specific elections provided; and

      c)   Schedule "C" which specifies the types of drilling information required to be supplied by the Farmee to the Farmor pursuant to the 1997 CAPL Farmout and Royalty Procedure.

3.   <u>Test Well</u>

      a)   The Farmee shall pay and assume all of the Farmors Working Interest share of costs to drill, complete and (if applicable) equip and tie-in the well known as Teracin et al Forty Mile 12-24-7-9W4M.

      b)   Upon fulfilling it's obligations under clause 3a) hereof the Farmee will earn 50% of the Farmors Working Interest in the Farmout Lands and be novated into the Joint Operating Agreement subject to the Overiding Royalty reserved to the Farmor as set out in Schedule "B" hereof

If this reflects your understanding of the terms and conditions agreed upon respecting this Agreement, please sign and return one counterpart page to my attention.

Yours very truly

Big Sky Western Canada Corp.

James Gotmy

Suite 750
Ernst & Young Tower
440 – 2 Avenue S.W.
Calgary, Alberta
Canada T2P 5E9
Tel: 403.234.8282
Fax: 403.265.8808

AGREED AND ACCEPTED TO THIS 26 DAY OF MAY, 2006

Daybreak Oil and Gas

Per: _____

PRESIDENT

Suite 750
Ernst & Young Tower
440 – 2 Avenue S.W.
Calgary, Alberta
Canada T2P 5E9
Tel: 403.234.8282
Fax: 403.265.8808

Schedule "A" attached to and forming part of a Farmout Agreement dated May 25, 2006 between Big Sky Western Canada Corp and Daybreak Oil and Gas

Farmout Lands	Title Documents	Farmees Working Interest	Encumbrances
Township 07 Range 09 W4M: Sec. 24, P&NG from the base of the Bow Island to the Base of the Swift Zone	Alberta Crown P&NG Lease No. 5398100100	20.00%	15.00% Overriding Royalty. Payable to Canetic Resources Inc.

Suite 750
Ernst & Young Tower
440 – 2 Avenue S.W.
Calgary, Alberta
Canada   T2P 5E9
Tel: 403.234.8282
Fax: 403.265.8808

Schedule "B" attached to and forming part of a Farmout Agreement dated May 25, 2006 between Big Sky Western Canada Corp and Daybreak Oil and Gas.

FARMOUT & ROYALTY PROCEDURE ELECTIONS

1. Effective Date (Subclause 1.01 (f)) – May 25, 2006

2. Payout (Subclause 1.01 (t), if Article 6.00 applies) – N/A

3. Incorporation of Clauses from 1990 CAPL Operating Procedure (Clause 1.02)

    (i)   Insurance (311) **Alternate B**

    (ii)   Adresses For Notice

        Farmee: Daybreak Oil and Gas
                  1012, 601 West Main Ave.
                  Spokane, Washington U.S.A
                  99201

                  Telephone: (509) 232-7674
                  Fax: (509) 455-8483

        Farmor: Big Sky Western Canada Corp.
                  750, 440-2nd Avenue SW
                  Calgary, Alberta
                  T2P 5E9

                  Telephone: (403) 234-8282
                  Fax: (403) 265-8808

4. Article 4.00 (Option Wells) will not apply.

5. Article 5.00 (overriding Royalty) will apply.

6. Quantification of Overiding Royalty (Subclause 5.01A, if applicable)

Suite 750
Ernst & Young Tower
440 – 2 Avenue S.W.
Calgary, Alberta
Canada   T2P 5E9
Tel: 403.234.8282
Fax: 403.265.8808

    (i)   Crude Oil (a) – Alternate 2. If Alternate 2 applies, 1/23.85, 5%, 15%

    (ii)   Other (b) – Alternate 1. If Alternate 1 applies, 15%

7. Article 8.00 (Area of Mutual Interest) will not apply.

Suite 750
Ernst & Young Tower
440 – 2 Avenue S.W.
Calgary, Alberta
Canada   T2P 5E9
Tel: 403.234.8282
Fax: 403.265.8808

Schedule "C" attached to and forming part of a Farmout Agreement dated May 25, 2006 between Big Sky Western Canada Corp and Daybreak Oil and Gas.

WELL REQUIRMENT SHEET

(To be inserted by Big Sky)

Suite 750
Ernst & Young Tower
440 – 2 Avenue S.W.
Calgary, Alberta
Canada   T2P 5E9
Tel: 403.234.8282
Fax: 403.265.8808

VISION EXPLORATION, L.L.C.

Exhibit 10xiv

May 30, 2006

Mr. Bob Martin, President
Daybreak Oil and Gas, Inc.
601 W. Main Avenue, Suite 1017
Spokane, Washington 99201

Re: Vision's Prospect
Avoyelles and Evangeline Parishes, Louisiana
Letter of Intent & Terms of Trade

Dear Bob,

Pursuant to your review of all of the prospect documents and materials provided by Vision Exploration LLC ("**Vision**") pertaining to Vision's Prospect (hereinafter referred to as "**the Prospect**"), located in Avoyelles and Evangeline Parishes, Louisiana, Daybreak Oil and Gas, Inc. ("**Daybreak**") has expressed its intent to participate in the Prospect, subject to the execution of a mutually acceptable Exploration Agreement ("**EA**") and Joint Operating Agreement ("**JOA**"), and acquire working interest in the Prospect under the general terms and conditions set forth in this Letter of Intent ("**LOI**") and the Prospect Terms of Trade, which is attached hereto as Exhibit "A" and made a part hereof.

Prior to the execution of the definitive agreements contemplated hereunder, either Daybreak or Vision may terminate negotiations for any reason or for no reason without liability or obligation to the other party, and each party shall bear its own costs incurred in connection therewith. Should either party be unable to successfully negotiate and execute mutually acceptable Agreements on or before June 30, 2006 this LOI and Daybreak's right to participate in the Prospect shall terminate.

The intent of Vision is to cause a three-dimensional ("3D") survey to be acquired across the Prospect as soon as practicable after all marketed working interest in the Prospect has been sold to third parties, and the timely commencement of the acquisition of said 3D survey shall be required with non-performance as defined in the EA leading to the penalty of forfeiture of all of the non-performing third-party's right, title and interest in the Prospect. In addition, Vision intends that all Prospect participants (including Vision's successors or assigns) shall have the right but not the obligation to acquire any unleased mineral leasehold within the Area of Mutual Interest ("AMI") that other parties to the EA and JOA may decline to acquire pursuant to the provisions of those controlling documents. Finally, Vision shall require in the EA and/or JOA that Vision and its successors or assigns shall each be provided with a copy of all of the 3D survey data, including field data and all processed iterations. The purpose of this paragraph is to specifically cite stipulations and conditions that may not have been stated in the Prospect Terms of Trade but will nonetheless be required under the terms and conditions of the EA and JOA for the Prospect in addition to those terms and conditions set forth in the Prospect Terms of Trade.

By Daybreak's execution of this LOI, you indicate Daybreak's willingness to incorporate these stipulations and conditions, in mutually-agreeable form, into the Prospect EA and JOA.

If the general terms set forth hereinabove in this LOI and in the attached Prospect Terms of Trade are acceptable to Daybreak, please indicate your acceptance in the space provided below and return one (1) executed copy to my attention via mail. I would also request that you immediately fax this executed signature page of this LOI to Vision's fax number at 601-605-4996. Upon receipt, Vision shall commence the preparation of the EA and JOA for the Prospect and shall transmit same to you for your review and consideration upon completion of the drafts for those agreements. The Upfront Cost payment of **$1,500 per percentage point acquired** shall be due and payable upon execution of the EA and the JOA.

Thank you for your interest in the Prospect and we look forward to working with you on this exciting project.

Very truly yours,

Steven S. Walkinshaw
President
Vision Exploration LLC

Attachment: Exhibit "A" –   Terms of Trade Including AMI Plat (on Page Four)

I (WE) HEREBY UNDERSTAND AND ACCEPT THE TERMS AND CONDITIONS SET FORTH IN THIS LETTER OF INTENT AND THE ATTACHED TERMS OF TRADE FOR THE EOLA PROSPECT.

DESIRED LEVEL OF WORKING INTEREST PARTICIPATION: _25_ %

BY:

DAYBREAK OIL & GAS, INC.

(Signed) _Thomas C. Kilbourne_ Date _JUNE 13_, 2006

(Print) _Thomas C. Kilbourne_

Title _TREASURER_

Fax to 601-605-4996

EXHIBIT "A"

Prospect

Terms of Trade

Vision Exploration LLC ("**Vision**") represents a working interest group that has assembled leases, subsurface and 2D seismic data at the   Prospect, located in Avoyelles and Evangeline Parishes, Louisiana. Vision has been authorized by said group to sell 100% working interest participation to interested third parties under the terms and conditions set forth below. To summarize the "upfront" terms of the offering, interested third parties are offered the opportunity to participate, on a promoted basis, in the acquisition of a 36 square mile (or larger) 3D seismic survey that will adequately image the entirety of the   structure. The Area of Mutual Interest ("**AMI**") Plat for the Prospect is shown on the following page. Vision is also seeking, on behalf of itself and its partners, to reserve a small ORRI and APPO back-in under any leases acquired within or contiguous to the AMI. Vision is thus offering working interest in the Prospect for sale under the following terms and conditions (8/8th's numbers):

1.	Upfront Cost (existing leases, 2D acquisition/reprocessing, G&G):	**$150,000**
2.	3D Seismic Acquisition/Processing (ground floor basis - estimate):	**$3,000,000**
3.	**Total Upfront Cost (8/8th's Good Faith Estimate):**	**$3,150,000**
4.	Upfront Cost on a **percentage point basis** ("per point – 1%"):	**$31,500**
5.	Reserved Overriding Royalty Interest ("**ORRI**"): Vision shall reserve a 2% of the 8/8th's royalty interest ORRI on all leases acquired within or contiguous to the final Prospect AMI.	**2% ORRI**
6.	Reserved Working Interest: Vision shall reserve a working interest back-in equal to a 5% of the 8/8th's working interest on an After Project Payout ("**APPO**") basis. APPO shall be further defined at closing. If you have any questions or comments, please call Joe Gianola at (601) 607-3227, or e-mail him at joseph@visionexploration.com.	
7.	**On or before June 30, 2006,** Participants shall become signatory parties to an Exploration Agreement and Joint Operating Agreement that shall set forth an Area of Mutual Interest ("**AMI**") for the Prospect (shown on Page Four of this four-page LOI / TOT document) and commit to the acquisition of a 36-square 3D survey over the Prospect area. Note - the AMI shown on Page Four of this LOI / TOT is preliminary; the eventual boundaries of the AMI shall be the final perimeter of the acquired 3D survey.	
8.	This Terms of Trade document is intended to present the **general** terms associated with the sale of working interest in the Prospect and **shall be superseded and replaced** by the Exploration Agreement and the Operating Agreement for the Prospect.	
9.	This offer is **subject to prior sale** and may be withdrawn at any time by Vision.	

NORTH COLGRADE PROSPECT

OIL AND GAS PROSPECT LETTER AGREEMENT

TO: **Daybreak Oil & Gas, Inc.**
601 W. Main Avenue, Suite 1017
Spokane, Washington 99201

ATTN: **Thomas Kilbourne, Controller**

RE: Frank Davis Exploration, Inc. (Seller)
North Colgrade Prospect
Sections 25, 26, 35, & 36, T12N – R1W
Winn Parish, Louisiana

DATE: September 28, 2006

This Contract is to confirm our agreement whereby Frank Davis Exploration, Inc. hereinafter referred to as "SELLER" and "OPERATOR" to casing point, agrees to assign to **Daybreak Oil & Gas, Inc.** hereinafter referred to as "BUYER" or such parties as might be designated, an undivided **.19** working interest in and to the oil, gas and mineral leases and/or agreements described in Exhibit "A" attached to this agreement and made a part hereof for all purposes, which leases and agreements cover the acreage indicated on the plat designated Exhibit "B" and attached to and made a part of this agreement. Operator hereby warrants and agrees that Buyer's interest is subject only to its proportionate part of the royalty, overriding royalty, and other burdens as to each of the leases and agreements covered hereby as are set out on Exhibit "A" hereto and no others.

-1-

Operator shall furnish to Buyer copies of all leases, agreements, title opinions, an insurance certificate from the drilling contractor covering the contractor's drilling rig, pertinent instruments and other information documents requested. All of the above shall be in form and substance satisfactory to Buyer prior to the spudding of the first well to be drilled hereunder or Buyer shall have no obligation to participate herein and this agreement shall be null and void.

-2-

Operator agrees that on or before December 31, 2006, it shall commence, or cause to be commenced, operations for the drilling of a well in search of oil or gas at the location in **Section 26, T12N – R1W, Winn Parish, Louisiana**, shown on the location plat designated Exhibit "C", attached to and made a part of this agreement, and shall continue such operations and drill said well, or cause the same to be drilled, in a good and workmanlike manner at Operator's sole cost, risk, expense and liability to a depth of **2,990** feet below the surface of the ground, said depth being referred to herein as the "Contract Depth". Operator covenants with Buyer that said well shall be commenced and drilled so as to fully comply with the requirements of all of the leases and agreements set out on Exhibit "A" hereto.

-3-

Buyer shall pay to Operator prior to spud date the sum of **$71,060** as Buyer's proportionate share of the cost of drilling the well to the Contract Depth and conducting such operations, which shall include but not be limited to having title examined on the spacing unit and furnishing a title opinion or opinions to Buyer covering same together with all curative material required, staking the location and obtaining permits, obtaining the Leases and agreements set forth in Exhibit "A" hereto, clearing the road, and clearing and grading the location, purchasing and setting surface casing and cement, mud and chemicals, running and furnishing Buyer one copy of the Combination Induction Electrical log with Sonic – Neutron – Gamma Ray from the bottom of the surface casing to the total depth drilled, taking and furnishing a maximum of 30 sidewall cores unless the hole conditions do not warrant the shooting of cores, a maximum of 12 hours for evaluation, and plugging and abandoning, and restoring the location if production casing is not run.

Any additional location cost over the $10,000 cost of clearing and grading which is included in the contract will be paid by the joint participating parties and Buyer in proportion to their interests. This would only occur if a boarded location becomes necessary, such as an act of God, rain, flood, etc. made the location unstable for a rig to access.

Operator and Buyer agree that any additional coring, testing or third party services other than that referred to above shall be paid for by Operator and Buyer in proportion to their interests and if either party shall elect not to participate in such additional coring, testing or third party services and to bear its proportionate share of cost, risk and expense thereof, it shall assign all of its interest in the spacing unit and the well being drilled thereon to the party herein participating in such additional coring, testing, or third party services. It is understood that if Operator fails to drill the well described in paragraph 1 to the Contract Depth and perform all of the other services as required herein, Buyer shall not be obligated to pay any costs whatsoever related to the test well and related activities under this Contract.

-4-

After Operator has drilled the test well to Contract Depth, run the Combination Electrical – Sonic – Neutron – Gamma Ray Log to total Depth and furnished one copy thereof to Buyer, taken the required number of sidewall cores, completed any additional coring or testing to be performed and furnished the results of said sidewall cores to Buyer ("Casing Point"), Operator shall notify Buyer whether it recommends and will participate in a completion attempt and its recommended completion procedure. Buyer shall have a period of twenty-four (24) hours from receipt of such notification within which to give notice to the Operator whether it will participate in the attempted completion of said test well. Failure of Buyer to give notice within twenty-four (24) hours shall be deemed an election not to participate.

If the jointly owned participating parties elect to set a string of casing to further test a show of oil, gas, and/or distillate, Buyer shall pay .19 of such costs of casing, completing, equipping and operating said test well and the jointly owned participating parties shall be responsible for paying the remainder (at its discretion, the Operator has the right to request full payment in advance of the Buyer's proportionate share of the cost described herein). It is understood and agreed that Jerry P. Ogden, P. O. Box 101, Natchez, Mississippi 39121, shall be the initial operator of the jointly owned properties under the terms and conditions of the Joint Operating Agreement, which shall become effective at "Casing Point". In the event of production, Operator and Buyer agree to sign the Joint Operating Agreement, A. A. P. L. Form 610-1982 Model Form Operating Agreement with certain amendments and additions made therein, attached hereto as Exhibit "D" and made a part of this letter agreement. Any assignment made by Operator or Buyer of all or any portion of its interest in the leases and agreements covered hereby, or in other leases or agreements subject to the terms and provisions of said operating agreement, shall be made expressly subject to the terms and provisions of the Joint Operating Agreement and the assignees shall be considered parties to said operating agreement as though they had executed the original instrument and any assignment shall expressly so provide.

-5-

Operator agrees that at all times during the drilling and completion of the test well it shall maintain in full force and effect insurance in the type and amounts as set forth on the Certificate of Insurance furnished to Buyer contemporaneously herewith, or previously furnished.

Operator hereby indemnifies, defends and holds Buyer harmless from and against all and any claims, demands, costs, expenses, or other liabilities of whatever nature arising out of or resulting from the drilling of, or other operations conducted with respect to, the test well described in Paragraph 2, and also after such time if production casing is not run or, if run, Buyer does not participate.

-6-

Operator shall give Buyer twenty-four (24) hours advance notice of any logging, coring or testing in order that Buyer may have a representative present for such operations if it so desires. Buyer's authorized employees and representatives shall have the right at all times to inspect all work performed hereunder and to witness and check all tests and shall have access to the derrick floor at their sole risk. During the operations, drilling, and completion of the test well provided herein, Operator shall furnish before noon daily by telephone or fax, progress reports on the well and the condition thereof covering the preceding 24 hour period and shall furnish any other information of significance.

-7-

Any notice to be given between the parties shall be conclusively taken as sufficient when given to the proper party by telephone and/or facsimile (fax). Any party hereto may, by such notice change its address or telephone number. The addresses and telephone numbers of the parties and their representatives for the purposes thereof are:

1) **Thomas Kilbourne**   **Office 361/230-0149**
   Robert Martin   **Cell**
   601 W. Main Ave., Suite 1017
   Spokane, Washington 99201

2) Frank L. Davis   Office 601/446-9413
   310 Lindberg Avenue   FAX 601/446-9413
   Natchez, Mississippi 39120   Cell 601/807-5354

-8-

Any party hereto which acquires a mineral, royalty or leasehold interest, either directly or indirectly, in the acreage which adjoins the land covered by such leases and agreements described in Exhibit "A" within six (6) months after the date that a well is completed on the acreage covered by this prospect as shown on Exhibit "B", shall promptly advise the other party hereto of such acquisition, the location of the acreage acquired and a full description of the leases, interests and terms of such acquisition, including the purchase price. The party receiving such notice shall within ten (10) days after receipt of such notice, advise the acquiring party whether he elects to purchase his proportionate share of such interest as determined by his interest in the leases on Exhibit "A", and if so, such notice shall be accompanied by payment for his proportionate share of such interest. Upon receipt of such payment the acquiring party shall immediately execute and deliver to such other party an assignment, without warranty of title express or implied, of such party's proportionate interest in the properties so acquired. If the notified party elects not to purchase such interest, the interest acquired shall be free and clear of the terms of this agreement and the Joint Operating Agreement attached hereto. Failure to respond within the 10 day period shall be deemed an election not to participate in the acquisition.

-9-

Operator agrees that in conducting operations hereunder it shall comply with all Federal and State laws, rules, and regulations applicable to such operations.

-10-

It is expressly agreed and understood that it is not the purpose or intent of this agreement to create nor shall the same be construed as creating a mining partnership, a commercial or other partnership relation, nor shall the operations hereunder be construed or considered as a joint venture, but the respective rights and obligations of the parties hereto shall in all respects be governed by the express provisions hereof. Each of the parties hereto elects to have the Secretary of the Treasury of the United States, or his delegate, exclude all of the operations provided for in this agreement from the application of any of the provisions of Subtitle A, Chapter 1, Subchapter K of the Internal Revenue Code of 1954, as amended by the Tax Reform Act of 1986 and redesignated as the Internal Revenue Code of 1986; and further, each of such parties authorizes the Operator hereunder to file with Internal Revenue Service such

documents, including qualified partnership returns, statements and copies of this agreement, as may be necessary or desirable to effect such an exclusion from said provisions of the Internal Revenue Code of 1986. If the laws or regulations of a State in which the well is to be located require similar elections, the parties agree to make such elections.

-11-

By the execution of this Contract, Buyer does hereby acknowledge that no guarantee of production or rate of production or return has been made to Buyer, and Buyer is not relying upon any such guarantee or representation in the purchase of the interests covered hereby.

-12-

This agreement shall be fully binding upon the heirs, successors, and assigns of the parties hereto.

If this Contract correctly sets forth your understanding of our agreement, please execute in the space provided below and return one fully executed copy of this agreement to the Operator within five working days of receipt.

Very truly yours,

Frank L. Davis

Frank L. Davis, President
Frank Davis Exploration, Inc.

AGREED TO AND ACCEPTED this 3RD day of October, 20 06.

BY: ____________________, BUYER
Robert Martin, President
Daybreak Oil & Gas, Inc.

4

EXHIBIT "A"

Oil and Gas Mineral farmout by and between GeoMet, Inc., "Farmor", and Frank Davis Exploration, Inc., "Farmee", and dated May 9, 2006 and the "Consent to Assign Agreement" by Weyerhaeuser Company and GeoMet, Inc. to Frank Davis Exploration, Inc., "Farmee", and dated August 9, 2006. Farmed out from original oil and gas lease by and between Weyerhaeuser Company, "Lessor", and GeoMet, Inc., "Lessee", and dated December 22, 2005 and recorded by Memorandum in record book 151, page 253 in Clerk of Court, Winn Parish, Louisiana. Farmout consists of 310 ± acres, 75% NRI to working interest parties, 16 month term with the critical date for drilling being September 1, 2007, 180 day continuous drilling clause, pooling provision with "Farmor" approval, 40 acre oil unit spacing and 160 acre gas unit spacing.

Oil and Gas Lease of Louisiana Pacific acreage by and between William D. Blake, et. al., "Lessor", and Frank Davis Exploration, Inc., "Lessee", and dated March 30, 2006. Lease consists of 914 ± acres, 75% NRI to working interest parties, one year term, 180 day continuous drilling clause, pooling provision with Lessor approval, 40 acre oil unit spacing and 160 acre gas unit spacing. Oil and Gas Lease of Louisiana Pacific acreage by and between LP Mineral Owners, LLC, "Lessor", and Frank Davis Exploration, Inc., "Lessee", dated March 30, 2006 and covering the same 914 ± acres, 75% NRI to working interest parties, one year term, 180 day continuous drilling clause, pooling provision, 40 acre oil unit spacing and 160 acre gas unit spacing.

Oil and Gas Mineral farmout by and between Donner Properties – Brownwood Lumber Co., Devon Energy, "Farmors", and Frank Davis Exploration, Inc., "Farmee". Farmout consists of 320 ± acres, 75% NRI to working interest parties, 18 month term, 180 day continuous drilling clause, pooling provision, 40 acre oil unit spacing and 160 acre gas unit spacing. Farmout has been approved and is currently being circulated for execution.

Exhibit "B"

1544 Acre Lease
North Colgrade Prospect
Sections 25, 26, 34, 35, & 36
T 12N – R1W, Winn Parish, LA

Mineral Ownership Outline

⬤ **Weyerhauser/Geomet, Inc. Farmout – 310 acres**

Township 12 North Range 1 West, Winn Parish, LA

Section 26: S ½ of SW ¼ of SW ¼, SE ¼ of SW ¼, NE ¼ of SW ¼, SW ¼ of SE ¼, containing 140 acres, more or less.

Section 35: NE ¼ of NW ¼, NW ¼ of NW ¼ except NE ¼ of NW ¼ of NW ¼, NW ¼ of NE ¼, W ½ of SE ¼ of NW ¼, containing 130 acres, more or less.

Section 36: SW ¼ of NW ¼, containing 40 acres, more or less.

Total Acreage 310.00 acres, more or less.

⬤ **Louisiana Pacific – LP Mineral Owners & Blake et. al. – 914 acres**

TOWNSHIP 12 NORTH, RANGE 1 WEST

Section 34: East Half of Northeast Quarter; East 14 acres, by parallel lines, of the Southwest of the Northeast Quarter; and the Northeast Quarter of the Southeast Quarter, containing 134 acres, more or less.

Section 35: Northeast Quarter of the Northeast Quarter; South Half of the Northeast Quarter; North Half of the Southeast Quarter; East Half of the Southeast Quarter of the Northwest Quarter; Southwest Quarter of the Northwest Quarter; and North Half of the Southwest Quarter, containing 340 acres, more or less.

Section 36: North Half, Less and Except the Southwest Quarter of the Northwest Quarter and the North Half of the South Half, containing 440 acres, more or less

For all purposes of this lease, the described premises shall be treated as comprising 914 acres, whether there be more or less.

⬤ **Donner Properties – Devon Farmout, approved and is currently being circulated for execution. Will receive soon. 320 ± acres**

TOWNSHIP 12 NORTH, RANGE 1 WEST

Section 25: S ½ of S½ , NW ¼ of SW ¼, containing 200± acres

Section 26: N ½ of SE ¼, SE ¼ of SE ¼, containing 120± acres

Total Acreage 320 acres, more or less.



Exhibit "C"

Sec. 23
Sec. 27
Section 26
T12N-R1W
Sec. 25
A1
SNYDER OIL CORP
Riverwood
" Plum Creek "
SW 1/4 of SE 1/4
" Weyerhaeuser "
" Plum Creek "
LOC.
750'
330'
Sec. 35
" Weyerhaeuser "

'ESCRIPTION OF LOCATION: 330 feet from the south line and 750 feet from the east line f the SW 1/4 of the SE 1/4 of Section 26, T12N–R1W, Winn Parish, Louisiana.

'eodetic Position of Location (NAD'27): LAT. = 31°59'11.9" and LONG. = 92°26'20.0"
'tate Plane Co-Ordinates, LA North Zone (NAD'27): Y = 480,142.44 and X = 2,018,948.50

uther L. Marling, Reg. P.L.S. #4544
'ctober 3, 2006



Well Location For

FRANK DAVIS EXPL., INC.

Weyerhaeuser No. 1

Situated In

Section 26, T12N–R1W

Winn Parish, Louisiana



STATE OF LOUISIANA
UTHER L. MARLING
REG. NO. 4544
REGISTERED
PROFESSIONAL
LAND SURVEYOR

1000 0 1000 2000FT

SCALE : 1" = 1000'

October 2006

JORDAN, KAISER & SESSIONS
Civil Engineers & Professional Land Surveyors
P. O. Box 1267, Natchez, Mississippi 39121

Exhibit "D"

Operator and Buyer agree to sign a mutually acceptable Joint Operating Agreement along the lines of Form AAPL 610 - 1982 Model Form Operating Agreement - Non Federal Lands with COPAS 1984 Accounting Procedures - Joint Operations.

EXHIBIT 23.1



A PROFESSIONAL SERVICES FIRM

Certified Public Accountants | Business Consultants

dm-t
decoria • maichel • teague

1105 W. Francis, Suite A
Spokane, Washington 99205

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use of our report dated May 29, 2006, with respect to the balance sheets of Daybreak Oil and Gas, Inc. (An Exploration Stage Company) as of February 28, 2006 and 2005, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended, which report appears in a Form SB-2/A registration statement expected to be filed on December 20, 2006.

DeCoria, Maichel + Teague P.S.

DeCoria, Maichel & Teague, P.S.
Spokane, Washington
December 20, 2006